Registration No. 33-


                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                       Form S-4

                                REGISTRATION STATEMENT
                                        Under
                              THE SECURITIES ACT OF 1933

                                  O&M Holding, Inc.
                (Exact name of registrant as specified in its charter)


           VIRGINIA                        5047                  54-1701843
  (State or other jurisdiction   (Primary standard industry   (I.R.S. Employer
of incorporation or organization)   classification numbe     Identification No.)

                                    4800 Cox Road
                              Glen Allen, Virginia 23060
                                    (804) 747-9794
      (Address and telephone number of registrant's principal executive offices)

                                ---------------------
                                 Drew St. J. Carneal
                                    Vice President
                                    4800 Cox Road
                              Glen Allen, Virginia 23060
                                    (804) 747-9794
              (Name, address and telephone number of agent for service)

                                   With a copy to:

                             C. Porter Vaughan, III, Esq.
                                  Hunton & Williams
                                 951 East Byrd Street
                               Richmond, Virginia 23219
                                    (804) 788-8200

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ( )

                                        CALCULATION OF REGISTRATION FEE

                                                       Proposed           Proposed
                                       Amount           Maximum            Maximum            Amount of
         Title of Each Class of         to be        Offering Price       Aggregate          registration











      Securities to be Registered   Registered (1)     Per Unit(2)    Offering Price(2)          fee
      Common Stock, par value        20,448,000        $22.4375         $458,802,000        $158,208.69(3)
      $2.00 per share, and
      related Series A Preferred
      Stock Purchase Rights

       1 Represents the maximum number of shares issuable upon consummation of the O&M Exchange as described in the Registration Statement.
       2 Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) and (f)(1) based on the average of the high and low prices of Common Stock of Owens & Minor, Inc. on the New York Stock Exchange on March 30, 1994.
       3 Of this amount, $96,993.41 was paid upon the initial filing of the Preliminary Proxy Statement.

                                        PART I

                                CROSS REFERENCE SHEET

                   Item Number and Caption                Heading in Prospectus

      A.  Information about the Transaction

       Item 1.    Forepart of the Registration
                  Statement and Outside Front Cover
                  Page of Prospectus  . . . . . . . . .  Cover Page of
                                                         Registration
                                                         Statement, Front Cover
                                                         of Prospectus and
                                                         Cross Reference Sheet

       Item 2.    Inside Front and Outside Back Cover
                  Pages of Prospectus . . . . . . . . .  Inside Front and
                                                         Outside Back Cover
                                                         Pages of Prospectus

       Item 3.    Risk Factors, Ratio of Earnings to
                  Fixed Charges, and Other Information   Summary

       Item 4.    Terms of the Transaction  . . . . . .  The SMI Exchange, The
                                                         Agreement of Exchange,
                                                         Creation of O&M
                                                         Holding and Comparison
                                                         of Rights of Holders
                                                         of O&M Common Stock
                                                         and O&M Holding Common
                                                         Stock

       Item 5.    Pro Forma Financial Information . . .  Unaudited Pro Forma
                                                         Condensed Combined
                                                         Financials

       Item 6.    Material Contracts with the Company











                  Being Acquired  . . . . . . . . . . .  Not applicable

       Item 7.    Additional Information Required for
                  Reoffering by Persons and Parties
                  Deemed to be Underwriters . . . . . .  Not applicable

       Item 8.    Interests of Named Experts and
                  Counsel . . . . . . . . . . . . . . .  Not applicable

       Item 9.    Disclosure of Commission Position on
                  Indemnification for Securities Act
                  Liabilities . . . . . . . . . . . . .  Not applicable

      B.  Information about the Registrant

       Item 10.   Information with Respect to S-3
                  Registrants . . . . . . . . . . . . .  Not applicable

       Item 11.   Incorporation of Certain Information
                  by Reference  . . . . . . . . . . . .  Incorporation of
                                                         Certain Documents by
                                                         Reference

       Item 12.   Information with Respect to S-2 or
                  S-3 Registrants  . . . . . . . . . . .  Not applicable

       Item 13.   Incorporation of Certain Information
                  by Reference  . . . . . . . . . . . .  Not applicable

       Item 14.   Information with Respect to
                  Registrants Other Than S-3 or S-2
                  Registrants . . . . . . . . . . . . .  Not applicable

      C.  Information about the Company Being Acquired

       Item 15.   Information with Respect to S-3
                  Companies . . . . . . . . . . . . . .  Not applicable

       Item 16.   Information with Respect to S-2 or
                  S-3 Companies . . . . . . . . . . . .  Not applicable

       Item 17.   Information with Respect to Companies
                  Other Than S-2 or S-3 Companies . . .  Selected Financial
                                                         Information of SMI,
                                                         Management's
                                                         Discussion and
                                                         Analysis of Financial
                                                         Condition and Results
                                                         of Operations of SMI,
                                                         Information Concerning
                                                         SMI and Stuart
                                                         Medical, Inc.
                                                         Consolidated Financial
                                                         Statements












      D.  Voting and Management Information

       Item 18.   Information if Proxies, Consents or
                  Authorizations Are to be Solicited  .  O&M Annual Meeting,
                                                         Creation of O&M
                                                         Holding, Operation of
                                                         O&M Holding After the
                                                         Exchanges and O&M
                                                         Common Stock Owned by
                                                         Principal Shareholders
                                                         and Management

       Item 19.   Information if Proxies, Consents or
                  Authorizations are Not to be
                  Solicited, or in an Exchange Offer  .  Not applicable

                                        LOGO






                                      Notice of
                                         1994
                                    Annual Meeting
                                         and
                                   Proxy Statement



                                  O&M Holding, Inc.

                              Prospectus With Respect to
                          20,448,000 Shares of Common Stock
                                 And Related Series A
                           Preferred Stock Purchase Rights


               WHETHER OR NOT YOU PRESENTLY PLAN TO ATTEND THE MEETING IN PERSON, THE BOARD OF DIRECTORS URGES YOU TO SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE.

                                        O&M Logo - O&M Letterhead

     ___________________________________________
                                        Owens & Minor, Inc.
                                        4800 Cox Road, Post Office Box 27626
                                        Richmond, Virginia 23261-7626
                                        (804) 747-9794 FAX (804) 270-7281




     April 6, 1994




     Dear Shareholder:

          You are cordially invited to attend the Annual Meeting of Shareholders of Owens & Minor, Inc. The meeting will be held on Tuesday, May 10, 1994, at 10:00 a.m. at the Corporate Headquarters Building, 4800 Cox Road, Glen Allen, Virginia. Morning refreshments will be served.

          At the Annual Meeting you will be asked to consider and approve the transactions contemplated by the Agreement of Exchange, dated as of December 22, 1993, as amended and restated on March 31, 1994 (the
      Agreement of Exchange ), by and among Stuart Medical, Inc. ( SMI ), Owens & Minor, Inc. ( O&M ), O&M Holding, Inc., formerly OMI Holding, Inc. ( O&M Holding ), and the principal shareholders of SMI, including the Plan of Exchange pursuant to which each share of O&M Common Stock will be exchanged for one share of O&M Holding Common Stock. As a result of the proposed transactions:

          (i) O&M Holding will acquire all the outstanding shares of SMI Common Stock (except shares as to which dissenters' rights may be perfected) in exchange for an aggregate of 1,150,000 shares of O&M Holding Series B Preferred Stock and $40,200,000 in cash, adjusted for shares of SMI Common Stock as to which dissenters' rights may be perfected;

          (ii) Each outstanding share of O&M Common Stock will be exchanged for one share of O&M Holding Common Stock, which will be listed on the New York Stock Exchange;

          (iii) O&M and SMI will become wholly-owned subsidiaries of O&M Holding; and

          (iv) O&M Holding's name will be changed to Owens & Minor, Inc. and O&M's name will be changed to Owens & Minor Medical, Inc.

     Accordingly, as a result of the proposed transactions, you will continue to own common stock in a company named Owens & Minor, Inc., but such company will be a holding company with two subsidiaries: Owens & Minor Medical, Inc. and Stuart Medical, Inc.




          At the Annual Meeting you also will be asked to elect four directors and to ratify the appointment of independent certified public accountants for O&M.

          During the meeting, I will also report to you on the condition and performance of O&M during 1993 and the first quarter of 1994. You will have the opportunity to meet members of the Board of Directors as well as senior management and to ask questions on matters of importance to you and all shareholders.

          The accompanying Proxy Statement and Prospectus sets forth, or incorporates by reference, information relating to O&M, O&M Holding and SMI and describes the terms and conditions of the transactions contemplated by the Agreement of Exchange. Please carefully review these materials before completing the enclosed proxy card.

          I hope to see you on May 10, 1994. Whether you plan to attend or not, please complete, sign, date and return the enclosed proxy card as soon as possible in the postage-paid envelope provided. Your vote is important. All of us at O&M appreciate your continued interest and support of O&M.

               Cordially,



               G. GILMER MINOR, III
               President
               Chief Executive Officer

                                      LOGO

                     NOTICE OF ANNUAL MEETING  OF SHAREHOLDERS

                               To Be Held May 10, 1994



     To the Shareholders of Owens & Minor, Inc.:

          You are hereby notified that the Annual Meeting of Shareholders of Owens & Minor, Inc., a Virginia corporation ( O&M ), will be held at the Corporate Headquarters Building, 4800 Cox Road, Glen Allen, Virginia, on Tuesday, May 10, 1994, at 10:00 a.m., local time.

          The purposes of the meeting are:

          1. To approve the transactions contemplated by the Agreement of Exchange, dated as of December 22, 1993, as amended and restated on March 31, 1994 (the Agreement of Exchange ), by and among Stuart Medical, Inc. ( SMI ), O&M, O&M Holding, Inc., formerly OMI Holding, Inc. ( O&M Holding ) and the principal shareholders of SMI, including the Plan of Exchange pursuant to which each share of O&M Common Stock will be exchanged for one share of O&M Holding Common Stock;

          2. To elect three directors of O&M to serve until the Annual Meeting of Shareholders in 1997 and one director of O&M to serve until the Annual Meeting of Shareholders in 1996;

          3. To ratify the appointment of KPMG Peat Marwick as independent accountants; and

          4. To transact such other business as may properly be brought before the meeting.

          Notwithstanding shareholder approval of Proposal 1, O&M reserves the right to abandon the transactions contemplated by the Agreement of Exchange at any time prior to consummation thereof.

          The Board of Directors has fixed the close of business on March 14, 1994, as the record date for the determination of shareholders entitled to receive notice of and to vote at the meeting and any adjournment(s) or postponement(s) thereof.

          Your attention is directed to the attached Proxy Statement and Prospectus.

     BY ORDER OF THE BOARD OF DIRECTORS




     DREW ST. J. CARNEAL,
     Senior Vice President, Corporate Counsel and Secretary

     Richmond, Virginia
     April 6, 1994

     OWENS & MINOR, INC.                                       O&M HOLDING, INC.

                                 ___________________

                            PROXY STATEMENT AND PROSPECTUS
                                 ___________________

                                 GENERAL INFORMATION

          This Proxy Statement and Prospectus (the Proxy Statement/Prospectus ) is furnished in connection with the solicitation of proxies by the Board of Directors of Owens & Minor, Inc., a Virginia corporation ( O&M ), for use in connection with the Annual Meeting of Shareholders of O&M (the Annual Meeting ) which is to be held on Tuesday, May 10, 1994, or any adjournment(s) or postponement(s) thereof. At such meeting, the shareholders of O&M (the O&M Shareholders ) will vote on the transactions contemplated by the Agreement of Exchange, dated as of December 22, 1993, as amended and restated on March 31, 1994 (the Agreement of Exchange ), by and among Stuart Medical, Inc., a Pennsylvania corporation ( SMI ), O&M, O&M Holding, Inc., a Virginia corporation, formerly OMI Holding, Inc. ( O&M Holding ), and the principal shareholders of SMI (the SMI Shareholders ), including the O&M plan of exchange attached hereto as Annex I (the O&M Plan of Exchange ) pursuant to which each share of O&M Common Stock, $2.00 par value (the O&M Common Stock ), will be exchanged for one share of O&M Holding Common Stock, $2.00 par value (the O&M Holding Common Stock ).

          As a result of the proposed transactions, (i) O&M Holding will acquire all the outstanding shares of SMI Common Stock, $.0025 par value per share (the SMI Common Stock ) (except shares as to which dissenters' rights may be perfected) in exchange for an aggregate of 1,150,000 shares of O&M Holding Series B Preferred Stock, $100 par value per share (the Series B Preferred Stock ), and $40,200,000 in cash, adjusted for shares of SMI Common Stock as to which dissenters' rights may be perfected (collectively, the SMI Exchange Consideration ), (ii) each outstanding share of O&M Common Stock will be exchanged for one share of O&M Holding Common Stock, which will be listed on the New York Stock Exchange (the NYSE ), (iii) O&M and SMI will become wholly-owned subsidiaries of O&M Holding, and (iv) O&M Holding's name will be changed to Owens & Minor, Inc. and O&M's name will be changed to Owens & Minor Medical, Inc.

          O&M Holding has filed with the Securities and Exchange Commission (the SEC ) a Registration Statement on Form S-4 (the Registration Statement )
     in connection with the issuance pursuant to the O&M Plan of Exchange of 20,448,000 shares of O&M Holding Common Stock and the related Rights (as defined below). This Proxy Statement/Prospectus constitutes a prospectus of O&M Holding with respect to such shares and related Rights.

          The O&M Shareholders also will consider and vote upon the election of four directors of O&M and the ratification of independent accountants, and such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

          This Proxy Statement/Prospectus is first being mailed to the O&M Shareholders on or about April 6, 1994.

                                 ___________________


     THE SECURITIES TO BE ISSUED PURSUANT TO THE O&M PLAN OF EXCHANGE HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ___________________

            The date of this Proxy Statement/Prospectus is April 6, 1994.
                                 ___________________

                                AVAILABLE INFORMATION

          O&M is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act ), and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by O&M can be inspected and copied at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Seven World Trade Center, New York, New York 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Documents filed by O&M can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

          O&M Holding has filed the Registration Statement with the SEC in connection with the offering of the O&M Holding Common Stock and the related Rights (as defined below) described herein. As permitted by the Rules and Regulations of the SEC, this Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, including exhibits, which may be obtained from the SEC at prescribed rates by addressing written requests for such copies to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The Annual Report on Form 10-K for the year ended December 31, 1993, filed by O&M with the SEC pursuant to Section 13 of the Exchange Act, is incorporated herein by reference.

          All reports and other documents filed by O&M pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the date of the Annual Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and other documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

          This Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (other than exhibits to such documents, unless such exhibits are specifically  incorporated  by  reference herein)  are  available,  without charge, upon oral or written request from any person to whom a Proxy Statement/Prospectus is delivered, including any beneficial owner of O&M Common Stock, to Drew St. J. Carneal, Senior Vice President, Corporate Counsel and Secretary of O&M, at Post Office Box 27626 Richmond, Virginia 23261-7626, (804) 747-9794. In order to allow timely delivery of the documents, any request should be made by May 3, 1994.

                                 ___________________

          No person is authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy from any person, in any jurisdiction in which it is unlawful to make such offer, solicitation of an offer or proxy solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of the securities made under this Proxy Statement/Prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of O&M, O&M Holding or SMI since the date of this Proxy Statement/Prospectus.

                                  TABLE OF CONTENTS

                                                                            Page

     GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . .   i

     AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . .  ii

     INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . .  ii

     SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  vi

     O&M ANNUAL MEETING  . . . . . . . . . . . . . . . . . . . . . . . . . .   1
          Matters to be Considered . . . . . . . . . . . . . . . . . . . . .   1
          Date, Time and Place, Record Date  . . . . . . . . . . . . . . . .   1
          Voting Rights  . . . . . . . . . . . . . . . . . . . . . . . . . .   1
          Solicitation of Proxies  . . . . . . . . . . . . . . . . . . . . .   1

     PROPOSAL 1:  APPROVAL OF THE TRANSACTIONS
     CONTEMPLATED BY THE AGREEMENT OF EXCHANGE . . . . . . . . . . . . . . .   2

     THE SMI EXCHANGE  . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
          General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
          Background of the SMI Exchange . . . . . . . . . . . . . . . . . .   2
          Recommendation of the O&M Board; Reasons for the Exchanges . . . .   3
          Opinion of O&M's Financial Advisor . . . . . . . . . . . . . . . .   4
          Accounting Treatment . . . . . . . . . . . . . . . . . . . . . . .   8

     THE AGREEMENT OF EXCHANGE . . . . . . . . . . . . . . . . . . . . . . .   8
          The Exchanges  . . . . . . . . . . . . . . . . . . . . . . . . . .   8
          Representations, Warranties and Covenants  . . . . . . . . . . . .   9
          Liquidated Damages . . . . . . . . . . . . . . . . . . . . . . . .   9
          Conditions to the Exchanges  . . . . . . . . . . . . . . . . . . .  10
          Termination and Amendment  . . . . . . . . . . . . . . . . . . . .  10
          Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . .  11
          Dissenters' Rights of Holders of SMI Common Stock  . . . . . . . .  11
          Series B Preferred Stock . . . . . . . . . . . . . . . . . . . . .  11
          O&M Holding Board  . . . . . . . . . . . . . . . . . . . . . . . .  11
          Restrictions  Applicable to  the  SMI  Shareholders' O&M  Holding
               Capital Stock . . . . . . . . . . . . . . . . . . . . . . . .  12
          Registration Rights Agreement  . . . . . . . . . . . . . . . . . .  13
          Noncompetition Agreement . . . . . . . . . . . . . . . . . . . . .  13

     CREATION OF O&M HOLDING . . . . . . . . . . . . . . . . . . . . . . . .  13
          General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
          Vote Required  . . . . . . . . . . . . . . . . . . . . . . . . . .  14
          Conditions to the Effectiveness of the O&M Exchange  . . . . . . .  14
          Directors  and  Officers of  O&M  Holding  Immediately After  the
               Effective Time  . . . . . . . . . . . . . . . . . . . . . . .  14
          Interests of Directors and Officers  . . . . . . . . . . . . . . .  14
          Liability of Officers and Directors  . . . . . . . . . . . . . . .  15
          O&M Holding Articles of Incorporation  . . . . . . . . . . . . . .  15
          Capitalization of O&M Holding  . . . . . . . . . . . . . . . . . .  15
          Senior Debt  . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
          Employee Benefit Plans . . . . . . . . . . . . . . . . . . . . . .  17
          Rights Agreement . . . . . . . . . . . . . . . . . . . . . . . . .  17
          New York Stock Exchange Listing  . . . . . . . . . . . . . . . . .  20
          Certain Federal Income Tax Consequences  . . . . . . . . . . . . .  20
          Amendment, Abandonment and Termination . . . . . . . . . . . . . .  20
          Dissenters' Rights . . . . . . . . . . . . . . . . . . . . . . . .  20

     OPERATION OF O&M HOLDING AFTER THE EXCHANGES  . . . . . . . . . . . . .  21
          General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
          Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
          Directors and Officers . . . . . . . . . . . . . . . . . . . . . .  21

     UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS . . . . . .  22

     O&M COMMON STOCK PER SHARE PRICES AND DIVIDENDS . . . . . . . . . . . .  28

     SELECTED FINANCIAL INFORMATION OF O&M . . . . . . . . . . . . . . . . .  29

     SELECTED FINANCIAL INFORMATION OF SMI . . . . . . . . . . . . . . . . .  30

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATIONS OF SMI  . . . . . . . . . . . . . . . . . . .  31

     INFORMATION CONCERNING SMI  . . . . . . . . . . . . . . . . . . . . . .  35
          Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . .  35
          General Development of Business  . . . . . . . . . . . . . . . . .  35
          Hospital Customers . . . . . . . . . . . . . . . . . . . . . . . .  35
          Alternate Site Customers . . . . . . . . . . . . . . . . . . . . .  36
          Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
          Management Information Systems . . . . . . . . . . . . . . . . . .  37
          Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
          Purchasing and Suppliers . . . . . . . . . . . . . . . . . . . . .  37
          Sales and Marketing  . . . . . . . . . . . . . . . . . . . . . . .  38
          Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
          Facilities . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38

     COMPARISON OF RIGHTS OF HOLDERS OF O&M
     COMMON STOCK AND O&M HOLDING COMMON STOCK . . . . . . . . . . . . . . .  40
          Business Combinations  . . . . . . . . . . . . . . . . . . . . . .  40
          Election of Directors  . . . . . . . . . . . . . . . . . . . . . .  40
          Voting Rights  . . . . . . . . . . . . . . . . . . . . . . . . . .  40
          Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
          Liquidation  . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

     LEGAL OPINIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

     EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41

     PROPOSAL 2:  ELECTION OF DIRECTORS  . . . . . . . . . . . . . . . . . .  42
          Nominees for Election to the O&M Board . . . . . . . . . . . . . .  43
          Members of the O&M Board Continuing in Office  . . . . . . . . . .  43
          Meetings and Committees of the O&M Board . . . . . . . . . . . . .  45
          Compensation Committee Interlocks and Insider Participation  . . .  45
          Compensation of Directors  . . . . . . . . . . . . . . . . . . . .  45

     O&M COMMON STOCK OWNED BY PRINCIPAL
     SHAREHOLDERS AND MANAGEMENT . . . . . . . . . . . . . . . . . . . . . .  46
          Compliance with Section 16(a) of the Exchange Act  . . . . . . . .  47

     EXECUTIVE COMPENSATION  . . . . . . . . . . . . . . . . . . . . . . . .  47
          Report of the Compensation Committee . . . . . . . . . . . . . . .  47
          Comparison of Five-Year Cumulative Total Return  . . . . . . . . .  49
          Summary Compensation Table . . . . . . . . . . . . . . . . . . . .  50
          Option Grants in Last Fiscal Year  . . . . . . . . . . . . . . . .  51
          Aggregate Option Exercises in Last  Fiscal Year and Fiscal  Year-
               End Option Values . . . . . . . . . . . . . . . . . . . . . .  51
          Retirement Plans . . . . . . . . . . . . . . . . . . . . . . . . .  52

     PROPOSAL 3:  SELECTION OF INDEPENDENT ACCOUNTANTS . . . . . . . . . . .  53

     PROPOSALS OF SHAREHOLDERS . . . . . . . . . . . . . . . . . . . . . . .  53

     MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53

     INDEX TO FINANCIAL STATEMENTS OF O&M AND SMI  . . . . . . . . . . . . .  54


     ANNEX I   O&M Plan of Exchange
     ANNEX II  SMI Plan of Exchange
     ANNEX III Agreement of Exchange
     ANNEX IV  O&M Holding Articles of Incorporation
     ANNEX V   Opinion of J.P. Morgan
     ANNEX VI  Glossary of Certain Terms

                                       SUMMARY

          The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained, or incorporated by reference, in this Proxy Statement/Prospectus and the
     Annexes   hereto.       The    information   contained   in    this   Proxy
     Statement/Prospectus with respect to SMI and the SMI Shareholders has been supplied by SMI and the SMI Shareholders. Unless otherwise defined herein, capitalized terms used in this Summary have the respective meanings ascribed to them elsewhere in this Proxy Statement/Prospectus. See Annex VI - Glossary of Certain Terms. O&M Shareholders are urged to read this Proxy Statement/Prospectus and the Annexes hereto in their entirety.

                                  O&M ANNUAL MEETING

          The Annual Meeting will be held on Tuesday, May 10, 1994, at 10:00 a.m., local time, at the Corporate Headquarters Building, 4800 Cox Road, Glen Allen, Virginia. At the Annual Meeting the O&M Shareholders will be asked to:

          (i)  Approve  the  transactions  contemplated  by  the   Agreement  of
               Exchange,  including  approval  of   the  O&M  Plan  of  Exchange
               ( Proposal 1 );

          (ii) Elect three members to the Board of Directors of O&M (the O&M Board ) to serve until the 1997 Annual Meeting of Shareholders and one member to the O&M Board to serve until the 1996 Annual Meeting of Shareholders ( Proposal 2 ); and

          (iii) Ratify the appointment of KPMG Peat Marwick ( KPMG ) as independent accountants ( Proposal 3 ).

          The O&M Board has fixed the close of business on March 14, 1994, as the record date for the determination of O&M Shareholders entitled to notice of and to vote at the Annual Meeting (the Record Date ).

                                   THE SMI EXCHANGE

     General

          Pursuant to the Agreement of Exchange and the plan of exchange of SMI attached hereto as Annex II (the SMI Plan of Exchange ), at the effective time of the Exchanges (as defined below), which is anticipated to occur on or about May 10, 1994 (the Effective Time ), all the outstanding shares of SMI Common Stock (except shares as to which dissenters' rights may be perfected) will be exchanged for 1,150,000 shares of Series B Preferred Stock and $40,200,000 in cash, adjusted for shares of SMI Common Stock as to which dissenters' rights may be perfected, and SMI will become a wholly-owned subsidiary of O&M Holding. See Proposal 1: Approval of the Transactions Contemplated by the Agreement of Exchange - The SMI Exchange.

     The Parties to the SMI Exchange

          Each of O&M and SMI is a wholesale distributor of medical and surgical supplies, pharmaceuticals and other related products to hospitals and alternate care medical facilities. O&M serves healthcare providers throughout the United States and the District of Columbia from 36 distribution centers. SMI serves healthcare providers in 39 states from 21 distribution centers. O&M Common Stock is traded on the NYSE under the symbol OMI . SMI Common Stock is held by eleven shareholders and is not publicly traded.

          O&M Holding was formed  on December 20, 1993 under  the Virginia Stock
     Corporation Act (the   VSCA ) as a wholly-owned  subsidiary of O&M.   Until
     the Effective Time, it will have no assets, liabilities or income.

          O&M and O&M Holding have the same principal place of business at 4800 Cox Road, Glen Allen, Virginia 23060, telephone (804) 747-9794. SMI's principal place of business is One Stuart Plaza, Greensburg, Pennsylvania 15601, telephone (412) 837-5700.

          All of the outstanding shares of SMI Common Stock are owned by eleven shareholders. Members of the Henry L. Hillman family, a trust controlled by Mr. Hillman, Howard B. Hillman and Tatnall L. Hillman collectively own 95% of the outstanding shares of SMI Common Stock. Such shareholders are parties to the Agreement of Exchange and are referred to herein
     collectively  as  the  SMI  Shareholders.    Mr.  Henry L.  Hillman  is the
     Chairman of the Executive Committee and principal shareholder of The Hillman Company, a Pittsburgh, Pennsylvania company with diversified investments and operations.

     Series B Preferred Stock

          Pursuant to the SMI Plan of Exchange, all outstanding shares of SMI Common Stock (except shares as to which dissenters' rights may be perfected) will be exchanged for the SMI Exchange Consideration, which includes the Series B Preferred Stock (the SMI Exchange ). The Series B Preferred Stock will have the rights and designations set forth in the Amended and Restated Articles of Incorporation of O&M Holding attached hereto as Annex IV (the O&M Holding Articles of Incorporation ). Except with respect to certain matters on which a separate class vote is required by Virginia law, certain amendments to the O&M Holding Articles of
     Incorporation and bylaws of O&M Holding and the election of the Series B Preferred Stock Director (as defined below), the holders of the Series B Preferred Stock and the O&M Holding Common Stock will vote together as one class. The Series B Preferred Stock initially will have 4.04 votes per share. The holders of the Series B Preferred Stock will be entitled to elect one director (the Series B Preferred Stock Director ) to the Board of Directors of O&M Holding (the O&M Holding Board ). See Proposal 1:
     Approval of the Transactions Contemplated by the Agreement of Exchange - Creation of O&M Holding - Capitalization of O&M Holding - Series B Preferred Stock.

          The holders of Series B Preferred Stock are entitled to (i) a preferential annual dividend of $4.50 per share and (ii) a preferential liquidation right equal to $100 per share plus accrued and unpaid dividends. All of the outstanding shares of Series B Preferred Stock may be converted into O&M Holding Common Stock at any time at the option of the holders of a majority of the outstanding shares of Series B Preferred Stock at the ratio of 4.04 shares of O&M Holding Common Stock for each share of Series B Preferred Stock, subject to adjustment. All shares of Series B Preferred Stock will be converted automatically into O&M Holding Common Stock upon the conversion of any shares of Series B Preferred Stock (other than in the case of conversions of shares called for redemption). See
      Proposal 1: Approval of the Transactions Contemplated by the Agreement of Exchange - Creation of O&M Holding - Capitalization of O&M Holding - Series B Preferred Stock.

          At any time  after April  30, 1997, O&M  Holding may redeem  all or  a portion  of  the  outstanding  shares  of Series  B  Preferred  Stock  at a redemption price equal to the par value thereof ($100) plus accrued and unpaid dividends. Redemptions prior to April 30, 2004 are subject to certain limitations. See Proposal 1: Approval of the Transactions Contemplated by the Agreement of Exchange Creation of O&M Holding - Capitalization of O&M Holding - Series B Preferred Stock - Mandatory Redemption.

     Restrictions Applicable to the Series B Preferred Stock and the O&M Holding Common Stock Held by the SMI Shareholders

          Voting Agreement

          Each SMI Shareholder has agreed that as long as he owns any shares of Series B Preferred Stock or the SMI Shareholders and their Affiliates (as such term is defined in the Glossary) collectively own at least 5% of the outstanding shares of O&M Holding Common Stock, he will vote such shares in the same proportion as the votes cast on such matter by all other holders of O&M Holding Common Stock (excluding certain holders of 5% or more of O&M Holding Common Stock). Such voting agreement will not apply to certain amendments to the O&M Holding Articles of Incorporation or bylaws, the election of the Series B Preferred Stock Director or the SMI Shareholders' Nominee (as defined below) and certain matters specified by Virginia law. See Proposal 1: Approval of the Transactions Contemplated by the Agreement of Exchange - The SMI Exchange - Restrictions Applicable to the SMI Shareholders' O&M Holding Capital Stock - Voting Agreement.

          Standstill Agreement

          Each SMI Shareholder has agreed that as long as he owns any shares of Series B Preferred Stock or the SMI Shareholders and their Affiliates collectively own at least 5% of the outstanding shares of O&M Holding
     Common Stock, he will not, and will not allow his Affiliates to: (i) buy or deposit in a voting trust any shares of any class of capital stock of O&M Holding ( O&M Holding Capital Stock ); (ii) transfer any shares of O&M Holding Capital Stock, except under certain circumstances; (iii) solicit proxies or take any position contrary to the O&M Holding Board with respect to matters submitted to a vote of holders of O&M Holding Capital Stock;
     (iv) form or participate in any group with respect to O&M Holding Capital Stock; or (v) initiate or assist any person in a tender offer or exchange offer for O&M Holding Capital Stock. See Proposal 1: Approval of the Transactions Contemplated by the Agreement of Exchange - The SMI Exchange - Restrictions Applicable to the SMI Shareholders' O&M Holding Capital Stock
     - Standstill Agreement.

          Limitations on Transfer
          The SMI Shareholders have agreed to certain limitations on their ability to transfer O&M Holding Capital Stock. The SMI Shareholders may only transfer shares of Series B Preferred Stock by gift, descent or distribution, to beneficiaries of a trust existing as of December 22, 1993 or to another SMI Shareholder. The SMI Shareholders may transfer shares of O&M Holding Common Stock received upon conversion of the Series B Preferred Stock only after first offering O&M Holding the right to purchase such shares. The Agreement of Exchange also prohibits any transfer of O&M Holding Common Stock held by the SMI Shareholders except pursuant to a registration statement or an exemption from registration under federal and state securities laws. See Proposal 1: Approval of the Transactions Contemplated by the Agreement of Exchange - The SMI Exchange - Restrictions Applicable to the SMI Shareholders' O&M Holding Capital Stock - Restrictions on Transfer.

     Conditions to the SMI Exchange

          The obligation of SMI and O&M Holding to effect the SMI Exchange is subject to the fulfillment or waiver of certain conditions specified in the Agreement of Exchange, including (i) approval by the O&M Shareholders of the transactions contemplated by the Agreement of Exchange, including the O&M Plan of Exchange, (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Improvements Act of 1976 (the
      HSR Act ) (which has occurred), (iii) J.P. Morgan Securities Inc. ( J.P. Morgan ) shall not have withdrawn its opinion that the consideration to be paid by O&M Holding in the SMI Exchange is fair from a financial point of view to O&M (the Opinion of J.P. Morgan ), (iv) O&M Holding shall have obtained adequate financing to consummate the transactions contemplated by the Agreement of Exchange and to finance O&M's and SMI's indebtedness and
     (v)  simultaneous consummation  of  the O&M  Exchange.   See   Proposal  1:
     Approval of the Transactions Contemplated by the Agreement of Exchange - The Agreement of Exchange - Conditions to the Exchanges.

     Locations of Facilities

          The map below shows the locations of the facilities of O&M and SMI, respectively.

                                         MAP
                                     SEE APPENDIX

                               CREATION OF O&M HOLDING

     General

          Pursuant to the transactions contemplated by the Agreement of Exchange, O&M Holding will become the publicly-held parent of O&M and SMI. The O&M Shareholders will become holders of O&M Holding Common Stock instead of O&M Common Stock. The holders of SMI Common Stock will become holders of Series B Preferred Stock. At the Effective Time, O&M Holding's name will be changed to Owens & Minor, Inc. and O&M's name will be changed to Owens & Minor Medical, Inc. . The O&M Holding Common Stock will be approved for listing on the NYSE and, as a result of the name changes, will trade as the common stock of Owens & Minor, Inc.

     Conditions to the O&M Exchange

          The obligation of O&M and O&M Holding to effect the exchange of each outstanding share of O&M Common Stock for one share of O&M Holding Common Stock (the O&M Exchange ) is subject to the fulfillment or waiver of certain conditions specified in the Agreement of Exchange, including (i) approval by the O&M Shareholders of the transactions contemplated by the Agreement of Exchange, including the O&M Plan of Exchange, (ii) expiration or termination of the applicable HSR waiting period (which has occurred), and (iii) simultaneous consummation of the SMI Exchange. See Proposal 1:
     Approval of the Transactions Contemplated by the Agreement of Exchange - The Agreement of Exchange - Conditions to the Exchanges.

     Capitalization of O&M Holding

          The authorized capital of O&M Holding will be 200,000,000 shares of O&M Holding Common Stock and 10,000,000 shares of cumulative preferred stock (the Cumulative Preferred Stock ), of which 300,000 shares will be designated as Series A Preferred Stock, $100 par value per share (the
      Series A Preferred Stock ) issuable pursuant to the O&M Holding Rights Agreement (as defined below) and 1,150,000 shares will be designated as Series B Preferred Stock issuable pursuant to the SMI Plan of Exchange. See Proposal 1: Approval of the Transactions Contemplated by the Agreement of Exchange - Creation of O&M Holding - Capitalization of O&M Holding.

     Ownership of O&M Holding Voting Stock

          Immediately following the Effective Time, there will be approximately 20,448,000 shares of O&M Holding Common Stock outstanding, which will have been issued in the O&M Exchange to the O&M Shareholders. Immediately following the Effective Time, the Series B Preferred Stock held by the former shareholders of SMI will be convertible into and, subject to certain restrictions, generally will have voting rights equivalent to 4,646,000 shares of O&M Holding Common Stock. Accordingly, on an as-converted basis, the Series B Preferred Stock held by the former shareholders of SMI will represent approximately 18.5% of the O&M Holding voting stock then outstanding. The remaining 81.5% of the O&M Holding voting stock then outstanding will be owned by the O&M Shareholders. The holders of O&M Holding Common Stock and the Series B Preferred Stock will vote together as a single class, except as provided by Virginia law, in the election of the Series B Preferred Stock Director and with respect to certain amendments to the O&M Holding Articles of Incorporation and bylaws. See Proposal 1:
     Approval of the Transactions Contemplated by the Agreement of Exchange - Creation of O&M Holding - Capitalization of O&M Holding.

          In the Agreement of Exchange, the SMI Shareholders agreed that, as long as any share of O&M Holding Preferred Stock is outstanding or the SMI Shareholders and their Affiliates own at least 5% of the outstanding shares of O&M Holding Common Stock, they will vote their shares on any matter in the same proportion as the votes cast on such matter by all holders of O&M Holding Common Stock (excluding certain holders who own 5% or more of the outstanding shares of O&M Holding Common Stock). Such voting agreement will not apply to certain amendments to the O&M Holding Articles of Incorporation and bylaws and the election of the Series B Preferred Stock Director and the SMI Shareholder's Nominee (as defined below). See
      Proposal 1: Approval of the Transactions Contemplated by the Agreement of Exchange - The Agreement of Exchange - Restrictions Applicable to the SMI Shareholders' O&M Holding Capital Stock - Voting Agreement.

     Opinion of Financial Advisor

          J.P. Morgan has delivered to the O&M Board its written opinion attached hereto as Annex V dated April 6, 1994, to the effect that, based upon and subject to the matters set forth therein, the consideration to be paid by O&M Holding in the SMI Exchange is fair, from a financial point of view to O&M. The Opinion of J.P. Morgan should be read in its entirety. For additional information concerning the assumptions made, matters considered and limits of the review by J.P. Morgan in reaching its opinion, and the fees paid and to be paid to J.P. Morgan, see Proposal 1: Approval of the Transactions Contemplated by the Agreement of Exchange - The SMI Exchange - Opinion of Financial Advisor and Annex V hereto.

     Effective Time

          After all the conditions set forth in the Agreement of Exchange have been satisfied or waived, SMI will file articles of exchange with the Department of State of the Commonwealth of Pennsylvania ( Pennsylvania Department of State ) with respect to the SMI Plan of Exchange (the SMI Articles of Exchange ) and O&M will file articles of exchange with the Commonwealth of Virginia State Corporation Commission (the SCC ) with respect to the O&M Plan of Exchange (the O&M Articles of Exchange ). The O&M Exchange and the SMI Exchange (collectively, the Exchanges ) will become effective simultaneously at the time specified in such articles. At the Effective Time, O&M Holding's name will be changed to Owens & Minor, Inc. and O&M's name will be changed to Owens & Minor Medical, Inc. See
      Proposal 1: Approval of the Transactions Contemplated by the Agreement of Exchange - Agreement of Exchange - The Exchanges.

     Officers and Directors of O&M Holding

          The members of the O&M Board at the Effective Time will serve as members of the O&M Holding Board. In addition, the holders of the Series B Preferred Stock will be entitled to elect the Series B Preferred Stock Director immediately following the Effective Time. It is anticipated that C.G. Grefenstette will serve as the initial Series B Preferred Stock Director. See Proposal 1: Approval of the Transactions Contemplated by the Agreement of Exchange - Creation of O&M Holding - Directors and Officers of O&M Holding. After the Series B Preferred Stock is retired and as long as the SMI Shareholders own at least 5% of the outstanding shares of O&M Common Stock, O&M Holding has agreed, to the extent permitted by Virginia law, to include in the slate of director nominees recommended by the O&M Holding Board one nominee selected by the SMI Shareholders (the
      SMI Shareholders' Nominee ). See Proposal 1: Approval of the Transactions Contemplated by the Agreement of Exchange - Creation of O&M Holding - Capitalization of O&M Holding - Series B Preferred Stock - O&M Holding Board.

          The executive officers of O&M Holding at the Effective Time are expected to be as follows:

               G. Gilmer Minor, III      President and Chief Executive Officer
               Robert E. Anderson, III   Executive Vice President
               Henry A. Berling          Executive Vice President
               Richard P. Byington       Executive Vice President
               Craig R. Smith            Executive Vice President
               Drew St. J. Carneal       Senior Vice President, Corporate
                                          Counsel and Corporate Secretary
               Glenn J. Dozier           Senior Vice President and Chief
                                          Financial Officer

     See   Proposal 1:    Approval  of  the  Transactions  Contemplated  by  the
     Agreement of Exchange - Creation of O&M Holding - Directors and Officers of O&M Holding.

     Certain Federal Income Tax Consequences of the Exchanges

          The exchange of shares of O&M Common Stock for O&M Holding Common Stock in the O&M Exchange is intended to qualify as a nontaxable transaction for federal income tax purposes. A condition to consummation of the Exchanges is the receipt by O&M of an opinion of Hunton & Williams (counsel to O&M and O&M Holding) to the effect that the Exchanges will not result in the recognition of gain or loss by O&M Holding, O&M, the O&M Shareholders or SMI for federal income tax purposes. See Proposal 1:
     Approval  of the Transactions Contemplated  by the Agreement  of Exchange
     Creation of O&M Holding Company   Certain Federal Income Tax Consequences.

     Accounting Treatment

          The transactions  contemplated by the  Agreement of  Exchange will  be
     accounted for  under the purchase method  of accounting.  See   Proposal 1:
     Approval  of the Transactions Contemplated  by the Agreement  of Exchange
     The SMI Exchange   Accounting Treatment.

     Exchange of Stock Certificates

          At the Effective Time, each certificate evidencing ownership of outstanding shares of O&M Common Stock will automatically be deemed to evidence an identical number of shares of O&M Holding Common Stock. It will not be necessary for O&M Shareholders to surrender their certificates for new certificates representing O&M Holding Common Stock. See Proposal 1: Approval of the Transactions Contemplated by the Agreement of Exchange
     - Creation of O&M Holding - General.

     Dissenters' Rights

          The O&M Shareholders have no right under Virginia law to dissent from the O&M Exchange and receive payment for the value of their shares of O&M Common Stock. See Proposal 1: Approval of the Transactions Contemplated by the Agreement of Exchange - Creation of O&M Holding - Dissenting O&M Shareholders.

     Vote Required

          On the Record Date, there were 20,396,601 shares of O&M Common Stock outstanding held by approximately 2,961 holders of record. Holders of O&M Common Stock on the Record Date are entitled to one vote per share outstanding. The favorable vote of holders of more than two-thirds of the outstanding shares of O&M Common Stock as of the Record Date is required to approve the O&M Plan of Exchange. See O&M Annual Meeting Voting Rights, and Proposal 1: Approval of the Transactions Contemplated by the Agreement of Exchange - Creation of O&M Holding - Vote Required.

     Recommendation of the O&M Board

          The O&M Board has unanimously approved the Agreement of Exchange and the O&M Plan of Exchange and recommends their approval by the O&M Shareholders. The decision of the O&M Board was based on their belief that the Agreement of Exchange (including the O&M Plan of Exchange and the SMI Plan of Exchange) is in the best interests of O&M and the O&M Shareholders. See Proposal 1: Approval of the Transactions Contemplated by the Agreement of Exchange - The SMI Exchange - Recommendation of the O&M Board; Reasons for the Exchanges.

     Market Price Data

          On December 21, 1993, the last trading day prior to the public announcement of the execution of the Agreement of Exchange, the last sales price of O&M Common Stock as reported on the NYSE Composite Tape was $19 1/8 per share. On March 31, 1994, the last sales price of O&M Common Stock as reported on the NYSE Composite Tape was $223/4 per share.

                     SUMMARY OF SELECTED HISTORICAL AND UNAUDITED
                       PRO FORMA COMBINED FINANCIAL INFORMATION


          The following tables set forth selected historical and unaudited pro forma financial information for O&M, SMI and O&M Holding. Such information should be read in conjunction with the consolidated financial statements of O&M and subsidiaries and the financial information of SMI, and the notes thereto, and the unaudited pro forma combined financial information of O&M, SMI and O&M Holding and notes thereto, contained elsewhere in this Proxy Statement/Prospectus.

          The selected unaudited pro forma combined financial information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Combined Financial Information elsewhere herein. With respect to the income statement data for the year ended December 31, 1993, the unaudited pro forma combined financial information gives effect to the Exchanges and related transactions as if they had been consummated as of January 1, 1993. With respect to the balance sheet data, the unaudited pro forma combined financial information gives effect to the Exchanges and related transactions as if they had been consummated on December 31, 1993. The unaudited pro forma combined financial information has been included for comparative purposes only and does not purport to represent the actual results that would have been achieved by SMI, O&M and O&M Holding had they been operating as a single entity during the periods indicated, nor is such data necessarily indicative of future operating results.

                    Summary Selected Historical Information of O&M

                                                              Year ended December 31,
     (In thousands, except per share data)         1993              1992            1991
     Income Statement Data(1):
     Net sales                                $  1,396,971        1,177,298         1,021,014

     Net income from continuing operations
      before cumulative effect of change in
      accounting principles                         18,517           15,435         9,669

     Net income per common share from
      continuing operations before
      cumulative effect of change in
      accounting principles                         $  .90              .78           .49

     Cash dividends per share                       $  .21              .165          .132

     Selected Ratios:
     Gross margin as percent of net sales             10.5%             10.6%        10.1%
     Selling, general and administrative
      expenses as a percent of net sales               7.6%              7.7%         7.6%

     Balance Sheet Data(2):
     Total assets                            $     334,322           274,540      311,786
     Long-term debt                                 50,768            24,986       67,675
     Stockholders' equity                          136,943           116,659       97,091




     (1)Amounts  exclude  the  impact   of  discontinued  operations  related  to
     divestitures of O&M's Wholesale Drug and Specialty Packaging Divisions.

     (2)The decreases in total assets and long-term debt in 1992 relate primarily to the divestitures of O&M's Wholesale Drug and Specialty Packaging
     Divisions.

               Summary Selected Historical Financial Information of SMI

                                                    Eight months
                                       Year ended       ended
                                       December 31,  December 31,   Year ended April 30,
     (In thousands)                       1993          1992         1992        1991
     Income Statement Data(1):
     Net sales                         $  890,477      584,047     752,416     648,729

     Historical net income (loss) from
     continuing operations                  8,747        2,763       2,254      (2,660)

     Pro forma net income (loss) from
     continuing operations (2)(3)           4,325        1,099         654      (2,638)

     Selected Ratios:
     Gross margin as a percent of net
     sales                                   10.8%        10.7%       11.6%       11.9%

     Operating expenses as a percent of
     net sales (4)                            9.2%         9.3%        9.8%       10.2%

     Balance Sheet Data:
     Total assets                       $  178,720     195,688      193,951    175,037
     Long-term debt                         47,976      60,948       52,942     48,542
     Stockholders' equity                   43,581      37,888       52,937     48,991





     (1)Amounts exclude the impact of discontinued operations related to the divestiture and spin-off of SMI's Surgical Implant Division in December
     1992 and  the sale of its  General Surgery and Anesthesia  Division in July
     1993.

     (2)SMI has been an S corporation since May 1, 1987, and has not been subject to federal income taxes since that date. Historical dividends per share are not presented because dividends were primarily for the purpose of covering shareholders' tax liabilities.

     (3)Pro forma information reflects the pro forma effect of treating SMI as if it had been taxed as a C corporation for federal and state tax purposes.

     (4)Operating   expenses  include   warehouse,  selling   and  administrative
     expenses,  depreciation  and   amortization  and  non-recurring   expenses.
     Operating  expenses as  a  percentage of  net  sales, adjusted  to  exclude depreciation and  amortization and nonrecurring expenses,  were 8.2%, 8.1%,
     8.8% and 9.2% for the respective periods.

                Summary Selected Pro Forma Information of O&M Holding




         Year ended
         December 31,
         (In thousands, except per share data)              1993

         Income Statement Data:
         Net sales                                     $  2,339,235

         Net income from continuing operations               24,201

         Net income per common share from
           continuing operations                               $.93

         Selected Ratios:
         Gross margin as percent of net sales                  10.7%
         Selling, general and administrative
              expenses as a percent of net sales                7.8%


         December 31,
                                                1993

         Balance Sheet Data:
         Total assets                      $    727,334
         Long-term debt                         231,716
         Stockholders' equity                   251,943

                                ELECTION OF DIRECTORS

          Three persons, all incumbent directors, have been nominated for election as directors of O&M to serve until the 1997 Annual Meeting of Shareholders, and one other incumbent director has been nominated for election as a director of O&M to serve until the 1996 Annual Meeting of Shareholders. See Proposal 2: Election of Directors - Nominees for Election to the O&M Board.

                         SELECTION OF INDEPENDENT ACCOUNTANTS

          The O&M Board and the Audit Committee thereof recommend that the O&M Shareholders ratify the appointment by the O&M Board of KPMG as the independent accountants of O&M for 1994. If ratified, it is contemplated that KPMG will be appointed as the independent accountants of O&M Holding for 1994. Representatives of KPMG will have an opportunity to make a statement at the Annual Meeting and will be available to respond to appropriate questions from O&M Shareholders.

                                  O&M ANNUAL MEETING

     Matters to be Considered

          The purpose of the Annual Meeting is (i) to consider and vote upon the transactions contemplated by the Agreement of Exchange, including approval of the O&M Plan of Exchange, (ii) to elect three members of the O&M Board to serve until the 1997 Annual Meeting of Shareholders and one member of the O&M Board to serve until the 1996 Annual Meeting of Shareholders,
     (iii) to ratify the appointment of KPMG as independent accountants of O&M and (iv) to consider such other matters as shall properly come before the Annual Meeting.

     Date, Time and Place, Record Date

          The Annual Meeting will be held on Tuesday, May 10, 1994 at 10:00 a.m., local time, at the Corporate Headquarters Building, Glen Allen, Virginia. The O&M Board has fixed March 14, 1994 as the record date for the determination of O&M Shareholders entitled to notice of and to vote at the Annual Meeting.

     Voting Rights

          On the Record Date, there were 20,396,601 shares of O&M Common Stock outstanding held by approximately 2,961 holders of record. Holders of O&M Common Stock on the Record Date will be entitled to one vote per share of O&M Common Stock held by them on each matter submitted to the O&M Shareholders at the Annual Meeting. No other voting securities of O&M are outstanding. The presence at the Annual Meeting, in person or by proxy, of O&M Shareholders holding a majority of the shares of the O&M Common Stock shall constitute a quorum for the transaction of business at the Annual Meeting.

          The affirmative vote of holders of more than two-thirds of the outstanding shares of O&M Common Stock is required for the approval of the Agreement of Exchange and the O&M Plan of Exchange. Abstentions and shares held in street name ( Broker Shares ) that are not voted on the proposal to approve the transactions contemplated by the Agreement of Exchange, including the O&M Plan of Exchange, will not be considered votes for approval of Proposal 1. If a quorum is present, the election of each nominee for director requires the affirmative vote of the holders of a plurality of the shares of O&M Common Stock cast in the election of directors. Votes that are withheld and Broker Shares that are not voted on Proposal 2 will not be included in determining the number of votes cast. The ratification of KPMG as independent auditors requires that the votes cast in favor of the matter exceed the votes cast opposing the matter. Abstentions and Broker Shares that are not voted on the matter will not be included in determining the number of votes cast on Proposal 3.

     Solicitation of Proxies

          Any person giving a proxy may revoke it at any time before it is voted by delivering another proxy or written notice of revocation to the Secretary of O&M. A proxy, if executed and not revoked, will be voted and, if it contains any specific instructions, will be voted in accordance with such instructions. If the proxy does not contain any specific instructions, it will be voted for the approval of the transactions contemplated by the Agreement of Exchange, including the O&M Plan of Exchange, for the election of the four nominees for election to the O&M Board and for the ratification of the appointment of KPMG as independent accountants.

          All expenses associated with the solicitation of proxies in the form enclosed, including printing expenses, will be borne by O&M. O&M has retained Corporate Investor Communications, Inc. at an estimated cost of $7,500, plus reimbursement of expenses, to assist in the solicitation of proxies. O&M will reimburse brokers and other persons holding stock in their name as nominees for their expenses in obtaining authorization to execute proxies from their principals.


                      PROPOSAL 1:  APPROVAL OF THE TRANSACTIONS
                      CONTEMPLATED BY THE AGREEMENT OF EXCHANGE

                                   THE SMI EXCHANGE

     General

          The Agreement of Exchange provides for the acquisition by O&M Holding, in simultaneous statutory share exchanges, of all of the issued and outstanding common stock of each of O&M and SMI. As a result of the Exchanges, (i) O&M and SMI will become wholly-owned subsidiaries of O&M Holding, (ii) the O&M Shareholders will receive one share of O&M Holding Common Stock for each outstanding share of O&M Common Stock and (iii) the holders of SMI Common Stock (except shares as to which dissenters' rights may be perfected) will receive the SMI Exchange Consideration which consists of 1,150,000 shares of Series B Preferred Stock and $40,200,000 in cash, adjusted for shares of SMI Common Stock as to which dissenters' rights may be perfected. The discussion in this Proxy Statement/Prospectus of the SMI Exchange and the description of the principal terms of the SMI Exchange are subject to and qualified in their entirety by reference to the Agreement of Exchange, a copy of which is attached to this Proxy Statement/Prospectus as Annex I and which is incorporated herein by reference.

     Background of the SMI Exchange

          In November 1992, SMI and Baxter International, Inc. ( Baxter ) publicly announced that they had signed a letter of intent with respect to the acquisition by Baxter of SMI. In February 1993, SMI and Baxter publicly announced that they had terminated their negotiations with respect to a proposed business combination. The management of O&M believes that the acquisition of medical supply distribution companies, such as SMI, provides an efficient method to increase its geographic coverage of markets; therefore, following the announcement of the termination of the Baxter negotiations, G. Gilmer Minor, III, President and Chief Executive Officer of O&M, telephoned C. G. Grefenstette, Chief Executive Officer of The Hillman Company, to express his interest in discussing a potential business combination with SMI. From February 1993 until October 1993, there were no further communications regarding a potential business combination between O&M and SMI.

          On or about October 22, 1993, Richard P. Byington, President of SMI, following an analysis by SMI's senior management of its financial and strategic alternatives to enhance shareholder value, telephoned Mr. Minor to inquire as to whether O&M would be interested in exploring a potential business combination of SMI and O&M. Messrs. Minor and Byington met in New York on October 26, 1993, to continue their discussions. On November 8, 1993, Mr. Minor, Robert E. Anderson, III, Senior Vice President of Development of O&M, and Drew St. J. Carneal, Senior Vice President, Corporate Counsel and Secretary of O&M, met Messrs. Grefenstette and Byington, Mark J. Laskow, Chairman of SMI, and Henry L. Hillman in Pittsburgh to continue discussions regarding a potential business combination of O&M and SMI. At this meeting and over the course of the following week, certain financial information was exchanged by the parties. Certain representatives of the two companies met again on November 12 and 13, 1993 in Richmond to review more financial information and to discuss certain operational aspects of a potential business combination.

          On November 11, 1993, at a meeting of the Strategic Planning Committee of the O&M Board, Mr. Minor and other senior management of O&M briefed the committee members on the status of discussions with SMI and O&M's preliminary analysis of a combination with SMI.

          On or about November 15, 1993, O&M retained J.P. Morgan as its financial advisor. O&M and J.P. Morgan together conducted additional due diligence of SMI during the week of November 15, 1993, which included a comprehensive review of additional financial information. On November 18, 1993, the senior management of SMI made a presentation to Messrs. Minor and Anderson, Mr. Glenn J. Dozier, Senior Vice President and Chief Financial Officer of O&M, and a representative of J.P. Morgan in Pittsburgh of the interim financial results of SMI for 1993 and SMI's budget for 1994. O&M and its financial, legal and accounting advisors then worked for several weeks to conduct preliminary due diligence and to develop potential structures for a transaction.

          At a special meeting of the O&M Board held on December 9, 1993, senior management of O&M, J.P. Morgan and Hunton & Williams (counsel to O&M) reviewed with the O&M Board the status of discussions with SMI, and among other things, reviewed the background of the proposed acquisition of SMI, the strategic rationale for the business combination, the potential risks and benefits of a proposed transaction, financing alternatives, a summary of due diligence findings, preliminary financial valuation analyses, potential structures for the transaction and a preliminary analysis of legal issues.

          On December 10, 1993, Messrs. Minor, Anderson and Dozier and representatives of J.P. Morgan met Messrs. Grefenstette and Laskow in Pittsburgh to negotiate various terms of a proposed agreement. The discussions and negotiations continued through the week of December 13, 1993, as both companies reviewed drafts of a proposed agreement. On December 16, 1993, senior management of O&M and a representative of J.P. Morgan briefed the O&M Board on the status of negotiations with SMI and discussed considerations raised by members of the O&M Board. On the evening of December 16, 1993, Messrs. Minor, Anderson, Grefenstette and Laskow met in Richmond to discuss various business issues.

          The O&M Board held a special meeting on December 21, 1993, to consider the proposed Exchanges and the transactions contemplated by the Agreement of Exchange. At such meeting, O&M's senior management, legal and financial advisors reviewed the terms of the Agreement of Exchange, the financial and valuation analyses of the transaction and, in particular, the items listed in the following paragraph. J.P. Morgan also delivered its oral opinion to the O&M Board that, as of such date and based upon various considerations and assumptions, the proposed consideration to be paid by O&M Holding pursuant to the SMI Exchange was fair from a financial point of view, to O&M. After extensive consideration and discussion, the O&M Board unanimously approved and authorized O&M to enter into the Agreement of Exchange.

     Recommendation of the O&M Board; Reasons for the Exchanges

          The O&M Board believes that the terms of and transactions contemplated by the Agreement of Exchange (including the O&M Plan of Exchange and the SMI Plan of Exchange, collectively, the Plans of Exchange ) are in the best interests of O&M and the O&M Shareholders. Accordingly, the O&M Board has unanimously approved the transactions contemplated by the Agreement of Exchange (including the O&M Plan of Exchange) and recommends approval thereof by the O&M Shareholders. In reaching its determination, the O&M Board consulted with management of O&M as well as O&M's financial and legal advisors, and considered a number of factors, including, without limitation, the following:

          (i) The belief that the acquisition of SMI provides O&M Holding with the opportunity to expand efficiently its geographic coverage of markets where SMI has greater market presence, and strengthen its coverage of markets and customers where there is complementary market presence, or where O&M has a greater market presence;

          (ii) The ability of the combined companies to serve customers throughout the continental United States on a same-day or next-day delivery basis and the attractiveness of this capability to regional and national customers;

          (iii) The opportunities for economies of scale and operating efficiencies that O&M's management expects will result from the consolidation of distribution centers and the integration of office facilities, data centers and support functions;

          (iv) The attractiveness of a national distribution network for medical and surgical supply manufacturers which may shift their business from direct distribution to wholesale distribution;

          (v) A combination with SMI is consistent with O&M's growth strategy of combining with or acquiring companies to complement its existing business;

          (vi) SMI's business, operations, financial performance and condition, prospects and relationships with customers and suppliers;

          (vii)     The terms of the Agreement of Exchange;

          (viii) The expectation that, before giving effect to any restructuring charges, based on the relative earnings of O&M and SMI and the SMI Exchange Consideration, the combination would not be dilutive to the O&M Shareholders;

          (ix) The belief that the business combination should position O&M Holding, as a larger entity, to deal more effectively with the uncertainties of healthcare reform and hospitals and hospital management companies;

          (x)  The quality of SMI's management and employees; and

          (xi) The oral opinion of J.P. Morgan given on December 21, 1993 that, based upon its analysis as of such date, the proposed consideration to be paid by O&M Holding in the SMI Exchange was fair, from a financial point of view, to O&M.

          The foregoing discussion is a summary of all the material information and factors considered by the O&M Board and does not purport to be a complete description of every matter considered by the O&M Board. In view of the wide variety of factors considered in connection with its evaluation of the transactions contemplated by the Agreement of Exchange, the O&M Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations.

          Certain of the factors and analyses considered by the O&M Board are based on forecasts of, or expectations as to, future results. Such forecasts and expectations are based on a variety of estimates and assumptions with respect to financial, business, competitive and other factors affecting O&M, SMI and the respective industries in which they operate, prevailing and future economic and competitive conditions, taxes and other matters, most of which are difficult to predict and beyond the control of O&M and SMI. Because events and circumstances frequently do not occur as expected, there will be differences between current forecasts and expectations and actual results, and such differences may be material.

          THE O&M BOARD UNANIMOUSLY RECOMMENDS THAT O&M SHAREHOLDERS VOTE TO APPROVE THE TRANSACTIONS CONTEMPLATED BY THE AGREEMENT OF EXCHANGE, INCLUDING THE O&M PLAN OF EXCHANGE.

     Opinion of O&M's Financial Advisor

          The O&M Board engaged J.P. Morgan to act as O&M's exclusive financial advisor with respect to O&M's possible acquisition of SMI. O&M initially contacted J.P. Morgan based on its general reputation and knowledge of O&M and the medical supply distribution industry. O&M selected J.P. Morgan as its exclusive financial advisor after a J.P. Morgan presentation to the management of O&M. On December 21, 1993, J.P. Morgan rendered its oral opinion to the O&M Board to the effect that, as of such date and based upon various considerations and assumptions, the proposed consideration to be paid by O&M Holding in the proposed SMI Exchange was fair, from a financial point of view, to O&M. J.P. Morgan confirmed its oral opinion by delivery of its written opinion, dated April 6, 1994, to the O&M Board, to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, the proposed consideration to be paid by O&M Holding in the proposed SMI Exchange is fair, from a financial point of view, to O&M. A copy of the opinion of J.P. Morgan is attached as Appendix V to this Proxy Statement/Prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion. O&M Shareholders are urged to read the opinion carefully in its entirety for a description of the assumptions made, matters considered and the limits of the review undertaken by J.P. Morgan.

          J.P. Morgan's opinion is directed to the O&M Board, relates only to the fairness, from a financial point of view, to O&M of the consideration to be paid by O&M Holding in the proposed SMI Exchange, does not address any other aspect of the transactions described in this Proxy Statement/Prospectus, and does not constitute a recommendation to any O&M Shareholder as to how such shareholder should vote at the Annual Meeting. The consideration to be paid by O&M Holding in the proposed SMI Exchange was determined through negotiations between O&M and SMI.

          In connection with its written opinion, J.P. Morgan reviewed, among other things: (i) the financial terms of the Agreement of Exchange, including the financial terms of the Series B Preferred Stock, and the financial terms of the acquisition of the medical supply distribution business of Midwest Hospital Supply Company, Inc. ( Midwest ); (ii) a draft of this Proxy Statement/Prospectus; (iii) certain information concerning the businesses of SMI and Midwest provided to J.P. Morgan by the managements of O&M and SMI and certain publicly available information concerning the businesses of certain other companies engaged in businesses J.P. Morgan considered comparable in certain respects to SMI, and the reported market prices for certain other companies' securities deemed comparable in certain respects; (iv) publicly available terms of certain transactions involving companies J.P. Morgan considered comparable in certain respects to SMI and the consideration paid for such companies; (v) current and historical market prices of the O&M Common Stock; (vi) the audited financial statements of O&M for the fiscal years ended December 31, 1991, 1992 and 1993, the audited financial statements of SMI for the fiscal years ended April 30, 1991 and 1992, the eight-month period ended December 31, 1992 and the fiscal year ended December 31, 1993 and the unaudited financial statements of the commodity supply business of SMI for the eleven months ended November 30, 1993, and the audited financial statements of Midwest for the fiscal years ended December 31, 1991 and 1992; and
     (vii) certain internal financial analyses and forecasts prepared by O&M and SMI and their respective managements.

          In addition, J.P. Morgan held discussions with certain members of the management of O&M and SMI with respect to certain aspects of the SMI Exchange, and the past and current business operations of O&M and SMI, the financial condition and future prospects and operations of O&M Holding, O&M and SMI, the effects of the SMI Exchange on the financial condition and future prospects of O&M Holding, O&M and SMI (including financial forecasts of the combined businesses of O&M, SMI and Midwest), and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry. J.P. Morgan reviewed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

          In performing such analysis, J.P. Morgan used such valuation methodologies as J.P. Morgan deemed necessary or appropriate for the purposes of its opinion. J.P. Morgan's view is based on (i) J.P. Morgan's consideration of the information O&M and SMI supplied to it to the date of its opinion, (ii) J.P. Morgan's understanding of the financial terms of the Agreement of Exchange, (iii) J.P. Morgan's understanding of the currently contemplated capital structure and the anticipated credit standing of O&M Holding and its subsidiaries upon consummation of the Exchanges, and
     (iv) an assumption that the Exchanges will be consummated within the time period contemplated by the Agreement of Exchange.

          In giving its opinion, J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to it by O&M, SMI or the SMI Shareholders or otherwise reviewed by it. J.P. Morgan has not verified the accuracy or completeness of any such information and has not conducted any evaluation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to J.P. Morgan. J.P. Morgan did not make any physical inspection of the properties or assets of O&M, SMI or Midwest. In relying on financial analyses and forecasts provided to it, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the managements of O&M and SMI as to the expected future results of operations and financial condition of O&M Holding, O&M and SMI.

          J.P. Morgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion.

          J.P. Morgan's opinion does not express a view as to the price at which the O&M Holding Common Stock will trade if and when issued or at any future time. Factors occurring after the date hereof may affect the value of the businesses of O&M Holding, O&M and SMI after consummation of the Exchanges, including but not limited to (i) changes in prevailing interest rates and other factors which generally influence the price of securities, (ii) adverse changes in the current capital markets, (iii) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of O&M Holding, O&M or SMI, and (iv) actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, including recent health care reform proposals.

          J.P. Morgan is a subsidiary of an internationally recognized diversified financial services firm. As part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. No limitations were placed on J.P. Morgan by O&M with respect to the investigation made or the procedures followed by it in preparing and rendering its opinion.

          The terms of the engagement of J.P. Morgan by O&M are set forth in a letter agreement dated November 30, 1993 between J.P. Morgan and O&M (the
      Engagement Letter ). Pursuant to the terms of the Engagement Letter, O&M has paid J.P. Morgan a fee of $100,000 in cash upon execution of the Engagement Letter and $400,000 in cash plus warrants ( Warrants ) for 100,000 shares of O&M Common Stock upon delivery of its oral opinion to the O&M Board and execution by O&M of the Agreement of Exchange. O&M has agreed to pay J.P. Morgan an additional fee of $500,000 in cash plus
     Warrants for an additional 100,000 shares of the O&M Common Stock upon consummation of the SMI Exchange. The Warrants will be exercisable until approximately the third anniversary of the Closing of the SMI Exchange at an exercise price of $19.75 per share (equal to the arithmetic average closing price of the O&M Common Stock for ten (10) trading days preceding the execution of the Agreement of Exchange). Pursuant to a registration rights agreement, J.P. Morgan will have piggyback registration rights with respect to the shares issuable upon exercise of the Warrants. In addition, O&M has agreed to reimburse J.P. Morgan for all of its reasonable out-of-pocket expenses, including reasonable attorneys' fees, and to indemnify and hold harmless J.P. Morgan against certain liabilities and expenses, including certain liabilities arising under the federal securities laws.

          The following is a summary of certain financial analyses used by J.P. Morgan in connection with providing its oral opinion to the O&M Board on December 21, 1993 and does not purport to be a complete description of the analyses performed by J.P. Morgan. J.P. Morgan used substantially the same types of financial analyses in preparing its written opinion dated April 6, 1994, as it used in providing its oral opinion.

          Contribution Analysis

          J.P. Morgan reviewed certain financial information and forecasted financial information for the pro forma combined company resulting from the Exchanges. In conducting its review, J.P. Morgan relied upon financial information, financial forecasts and certain assumptions, and estimates of certain synergies resulting from the business combination provided by the respective managements of O&M and SMI. Such review indicated that, after giving effect to certain forecasted cost savings (i) assuming the SMI Exchange had been consummated on January 1, 1993 and assuming that the cash portion of the purchase price were financed at rates prevailing for companies of comparable credit quality to O&M, earnings per share of common stock for the pro forma combined company for the year ended December 31, 1993, excluding certain one-time charges incurred by SMI and certain one-time restructuring charges, would have been higher than earnings per share of O&M as a stand alone company and (ii) assuming the SMI Exchange were consummated on April 1, 1994 and assuming alternative financing strategies and a range of interest rates considered appropriate, forecasted earnings per share of common stock for the pro forma combined company for the year ending December 31, 1994, excluding certain one-time restructuring charges, would be substantially the same as or higher than forecasted earnings per share for O&M as a stand alone company. Such review also indicated that, at the Closing of the proposed SMI Exchange, the debt to equity (including the Series B Preferred Stock) and debt to total capital (including the Series B Preferred Stock) ratios for the pro forma combined company would be approximately 115% and 54%, respectively, as compared to 54% and 35%, respectively, for O&M as a stand alone company.

          Discounted Cash Flow Analysis

          J.P. Morgan also analyzed the present value of SMI's (including Midwest's) future cash flows. In conducting its analysis, J.P. Morgan relied on certain assumptions, financial forecasts and other information provided by the managements of O&M and SMI. Using discount rates ranging from 9% to 10.25% per annum and assuming terminal value multiples ranging from 15x to 19x of SMI's projected earnings before interest but after taxes ( EBIAT ) in 2002, the analysis indicated that, at March 31, 1994, the net after-tax present value of SMI's projected future cash flows from March 31, 1994 through 2002 and of its projected terminal value (less debt of approximately $141 million) ranged from $110 to 165 million on a stand alone basis (without giving effect to any operating or other efficiencies, or any sales synergies, resulting from the SMI Exchange).

          Selected Comparable Company Analysis

          J.P. Morgan reviewed and compared certain actual and estimated financial information for SMI and Midwest with corresponding information for O&M and corresponding publicly available information for certain publicly traded distribution companies (the Distribution Comparable Group ) and certain publicly traded medical supply manufacturers (the
      Manufacturer Comparable Group ) that J.P. Morgan considered comparable to SMI in certain respects. The Distribution Comparable Group included AVNET, Inc., Bergen Brunswig Corp., Bindley Western Industries, Inc., Cardinal Distribution, Inc., Fleming Companies, Inc., Foxmeyer Corp., Genuine Parts Co., Grainger (W.W.), Inc., McKesson Corp., O&M, SuperValu Inc. and Sysco Corp. The Manufacturer Comparable Group included Abbot Laboratories, Baxter, Becton Dickinson and Co., Johnson & Johnson, Kendall International Inc. and McGaw Inc. Such analysis indicated that, excluding certain results which J.P. Morgan considered anomalous (i) the arithmetic mean ratios (excluding the high and low) of market capitalization (the market value of common stock, plus the book value of preferred stock and debt, less the book value of cash, cash equivalents and marketable securities) to latest twelve-months' sales and of market capitalization to latest twelve-months' earnings before interest, taxes, depreciation and amortization ( EBITDA ) were 0.40 and 10.30 for the Distribution Comparable Group and
     1.54 and 9.01 for the Manufacturer Comparable Group, as compared to corresponding ratios of 0.34 and 11.49 for O&M and (ii) the arithmetic mean ratios (excluding the high and low) of common stock market price to estimated 1993 and estimated 1994 earnings per share of common stock were
     16.36 and 14.29 for the Distribution Comparable Group and 16.02 and 13.52 for the Manufacturer Comparable Group, as compared to 21.41 and 18.33 for O&M. Such analysis suggested a market trading value reference range for the SMI Common Stock, as a stand alone public company, of $89 to $180 million.
          None  of  the companies  used in  the  comparable company  analysis is identical to SMI. Accordingly, an analysis of the results of such a comparison is not simply mathematical; rather, it involves complex considerations and judgments concerning differences between historical and forecasted financial and operating characteristics of the comparable companies and SMI, and other facts that could affect the public trading values of such companies and SMI.

          Selected Comparable Transaction Analysis

          J.P. Morgan also reviewed the consideration paid in, and certain other financial information relating to, selected acquisitions after 1990 of companies that distribute products to providers of health care including the acquisition of General Medical by Kelso & Company, the acquisition of Healthco International by Hicks, Muse & Co. and the acquisition of Durr-Fillauer Medical, Inc. by Bergen Brunswig Corp. (the Selected Transactions ). Such analysis indicated that for the Selected Transactions
     (i) the ratios of aggregate consideration paid (including debt assumed) to last available fiscal year's sales and to last available fiscal year's EBITDA ranged from 0.37 to 0.46 and 7.8 to 16.0, respectively and (ii) the ratio of aggregate consideration paid for common stock to last available fiscal year's earnings available to common stock ranged from 17 to 34. Such analysis suggested an acquisition price reference range for the SMI Common Stock of $59 to $290 million.

          None of the companies used in the comparable transaction analysis was identical to SMI and none of the business combinations resulting from such transactions is identical to the business combination resulting from the SMI Exchange. Accordingly, an analysis of the results of such a comparison is not simply mathematical; rather it involves complex considerations and judgments concerning differences between historical and projected financial and operating characteristics of the comparable acquired companies, their acquirors and the resulting business combinations, and SMI, O&M and the resulting business combination, and other factors that could affect the acquisition of SMI.

          Series B Preferred Stock Analysis

          J.P. Morgan also reviewed the financial terms of the Series B Preferred Stock and analyzed the range of values of such Preferred Stock based upon certain assumptions and valuation theories. Such analysis indicated that the economic value of the Series B Preferred Stock on December 21, 1993 was no more than its aggregate par value.

          The foregoing summary does not purport to be a complete description of the analyses performed by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying J.P. Morgan's opinion. In arriving at its fairness determination, J.P. Morgan considered the results of all such analyses. The analyses were prepared solely for purposes of J.P. Morgan's providing its opinion to the O&M Board as to the fairness, from a financial point of view, to O&M, of the consideration to be paid by O&M Holding in the proposed SMI Exchange, and do not purport to be appraisals. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses.

     Accounting Treatment

          The transactions contemplated by the Agreement of Exchange will be accounted for under the purchase method of accounting as prescribed under generally accepted accounting principles. Under this method of accounting, the consideration will be allocated to the assets acquired and liabilities assumed of SMI based on their estimated fair values as of the Effective Time. Any excess purchase price over the estimated fair value of the net assets acquired will be recorded as goodwill, which will be amortized on a straight-line basis over the estimated period of benefit. The operating results of SMI will be included with those of O&M from the Effective Time. See Unaudited Pro Forma Condensed Combined Financial Statements.

                              THE AGREEMENT OF EXCHANGE

          The following is a summary of certain provisions of the Agreement of Exchange, a copy of which is attached to this Proxy Statement/Prospectus as Annex III. This summary is qualified in its entirety by reference to the Agreement of Exchange (including the O&M Plan of Exchange and the SMI Plan of Exchange) which is incorporated herein by reference.

     The Exchanges

          At the Effective Time (i) each share of O&M Common Stock issued and outstanding immediately prior to the Effective Time will be exchanged for one share of O&M Holding Common Stock pursuant to the O&M Plan of Exchange and (ii) all of the shares of SMI Common Stock issued and outstanding immediately prior to the Effective Time (except shares as to which dissenters' rights may be perfected) will be exchanged for the SMI Exchange Consideration pursuant to the SMI Plan of Exchange. The O&M Exchange and the SMI Exchange will have the effects specified in the VSCA and the Pennsylvania Business Corporation Law (the PBCL ), respectively.

          As soon as practicable after the confirmation of the satisfaction or waiver of all conditions to the Exchanges at a meeting held for such purpose (the Closing ) and provided that the Agreement of Exchange has not been terminated (i) SMI will cause the SMI Articles of Exchange to be filed with the Pennsylvania Department of State in accordance with the PBCL and
     (ii) O&M Holding will cause the O&M Articles of Exchange to be filed with the SCC in accordance with the VSCA. The Effective Time of the Exchanges is anticipated to occur on or about May 10, 1994.

          At the Effective Time, the name of O&M Holding will be changed to Owens & Minor, Inc. and O&M's name will be changed to Owens & Minor
     Medical, Inc. .

          SMI Exchange

          Upon consummation of the SMI Exchange, all of the shares of SMI Common Stock issued and outstanding immediately prior to the Effective Time (except shares as to which dissenters' rights may be perfected) will, by reason of the SMI Exchange and without any action by any holder of SMI Common Stock, be converted into and exchanged for the right to receive the SMI Exchange Consideration. The SMI Exchange Consideration will be allocated among the holders of SMI Common Stock in accordance with such holders' elections made pursuant to the SMI Plan of Exchange. The SMI Plan of Exchange provides that any holder of shares of SMI Common Stock may make an election to receive cash (a Cash Election ) for up to 75% of the outstanding shares of SMI Common Stock held by such holder, which Cash Elections will be prorated among the electing holders to the extent such Cash Elections in the aggregate exceed $40,200,000 (the Aggregate Cash Consideration ). To the extent that such Cash Elections in the aggregate are less than the Aggregate Cash Consideration, the non-electing holders also will receive cash in part. As a result of such elections, the proportionate ownership interest of the Series B Preferred Stock of the former holders of SMI Common Stock may be different than their proportionate ownership interest of SMI Common Stock.

          No fractional shares of Series B Preferred Stock will be issued in the SMI Exchange. Instead, the number of shares of Series B Preferred Stock that a holder of SMI Common Stock receives as a result of the SMI Exchange will be rounded to the nearest full share (with a fraction of .5 or greater being rounded to the next highest full share). Each share of SMI Common Stock held in the treasury of SMI immediately prior to the Effective Time will be automatically canceled and retired and cease to exist and no cash or securities or other payment will be paid or payable in respect thereof.

          O&M Exchange

          At the Effective Time, by reason of the O&M Exchange and without any action by any of the holders thereof: (i) each share of O&M Common Stock issued and outstanding immediately prior to the Effective Time will be automatically converted into and exchanged for one share of O&M Holding Common Stock; (ii) each outstanding right to acquire a share of O&M Common Stock, whether by stock option, conversion right or otherwise, will be automatically converted into and exchanged for one right to acquire a share of O&M Holding Common Stock; and (iii) each outstanding right to acquire a share of O&M Series A Preferred Stock, $10 par value per share (the O&M Series A Preferred Stock ), pursuant to the Rights Agreement of O&M, dated as of June 22, 1988, as amended (the O&M Rights Agreement ), will be automatically converted into and exchanged for the right to acquire a share of Series A Preferred Stock (the Rights ) pursuant to the O&M Rights Agreement, as amended as of the Effective Time, to provide, among other things, for O&M Holding's assumption of the O&M Rights Agreement (the O&M Holding Rights Agreement ).

          Accordingly, at the Effective Time, each certificate evidencing ownership of outstanding shares of O&M Common Stock will automatically and without any action on the part of the holder thereof be deemed to evidence an identical number of shares of O&M Holding Common Stock. Following the Effective Time, and as a result of the change of the name of O&M Holding to
      Owens & Minor, Inc., the O&M Shareholders will continue to own common stock in a company named Owens & Minor, Inc., but such company will be a holding company with two subsidiaries: Owens & Minor Medical, Inc. and SMI. IT WILL NOT BE NECESSARY FOR THE HOLDERS OF O&M COMMON STOCK TO SURRENDER THEIR CERTIFICATES FOR NEW CERTIFICATES REPRESENTING O&M HOLDING COMMON STOCK.

     Representations, Warranties and Covenants

          The Agreement of Exchange contains various representations, warranties
     and  covenants  of  O&M,   O&M  Holding,  SMI  and  the   SMI  Shareholders
     (collectively, the  Parties ).

          Pursuant to the Agreement of Exchange, the Parties have agreed that they will: (i) use their respective best efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Agreement of Exchange; (ii) use their respective best efforts to obtain all material consents, waivers and approvals required to consummate the transactions contemplated by the Agreement of Exchange; and (iii) permit representatives of each Party to have appropriate access to the other's offices, warehouses, other facilities, operating data and other information.

          In the Agreement of Exchange, SMI covenants that prior to the Closing it will, among other things: (i) conduct its operations in the ordinary course consistent with past practice except as otherwise specifically provided therein; (ii) not enter into or participate in any discussions or negotiations with any other person relating to an acquisition of SMI or the SMI Common Stock; and (iii) terminate certain agreements with affiliates of SMI.

          In the Agreement of Exchange, the SMI Shareholders covenant that prior to the Closing they will, among other things: (i) not enter into or participate in any discussions or negotiations with any other person relating to an acquisition of SMI or the SMI Common Stock; (ii) cause the acquisition of Midwest to be consummated as provided in the Agreement of Exchange (which has occurred); and (iii) vote, or cause to be voted, all shares of SMI Common Stock owned by each of them in favor of approval of the SMI Plan of Exchange and the transactions contemplated by the Agreement of Exchange.

          In the Agreement of Exchange, O&M covenants that prior to the Closing it will, among other things: (i) duly call the Annual Meeting or a special meeting for the purpose of approving the transactions contemplated by the Agreement of Exchange, including the O&M Plan of Exchange; and (ii) deliver this Proxy Statement/Prospectus and form of proxy to the O&M Shareholders for the purpose of soliciting the proxies of the O&M Shareholders in favor of such approval.

     Liquidated Damages

          The Agreement of Exchange provides that (i) if SMI or the SMI Shareholders terminate the Agreement of Exchange because of a material breach by O&M of any representation or warranty therein, O&M shall pay to SMI $2,000,000 as liquidated damages and (ii) if O&M or O&M Holding terminates the Agreement of Exchange because of a material breach by SMI or the SMI Shareholders of any representation or warranty therein, SMI shall pay to O&M $2,000,000 as liquidated damages.

     Conditions to the Exchanges

          The obligations of SMI and the SMI Shareholders to consummate the transactions contemplated by the Agreement of Exchange are subject to the receipt of certain closing certificates, documents and legal opinions and the fulfillment of the following conditions, among others: (i) the O&M Plan of Exchange and the transactions contemplated by the Agreement of Exchange shall have been approved by the O&M Shareholders; (ii) no order, injunction or decree shall have been issued and remain in effect that makes the Exchanges or any transaction contemplated by the Agreement of Exchange illegal, that imposes limitations on the ability of SMI or O&M to operate their businesses following the Exchanges (other than as specifically permitted by the Agreement of Exchange) or that would otherwise prevent consummation of the transactions contemplated by the Agreement of Exchange and the Plans of Exchange; (iii) the waiting period under the HSR Act applicable to the SMI Exchange shall have expired or terminated (which has occurred); (iv) SMI shall have received all authorizations, consents and approvals of governmental authorities and of certain third parties deemed reasonably necessary for consummation of the transactions contemplated by the Agreement of Exchange; (v) no suit, action or proceeding before any court or other governmental authority shall be pending seeking to restrain, change or delay the transactions contemplated by the Agreement of Exchange or to challenge any material term of the Agreement of Exchange; and (vi) O&M shall have performed each obligation and covenant to be performed by it under the Agreement of Exchange on or prior to the Effective Time and the representations and warranties of O&M shall be true and correct in all material respects as of the Effective Time.

          The obligations of O&M and O&M Holding to consummate the transactions contemplated by the Agreement of Exchange are subject to the receipt of certain closing certificates, documents and legal opinions and the fulfillment of the following conditions, among others: (i) the O&M Plan of Exchange and the transactions contemplated by the Agreement of Exchange shall have been approved by the O&M Shareholders; (ii) no order, injunction or decree shall have been issued and remain in effect that makes the Exchanges or any transaction contemplated by the Agreement of Exchange illegal, that imposes limitations on the ability of SMI or O&M to operate their businesses following the Exchanges (other than as specifically permitted by the Agreement of Exchange) or that would otherwise prevent consummation of the transactions contemplated by the Agreement of Exchange and the Plans of Exchange; (iii) the waiting period under the HSR Act applicable to the SMI Exchange shall have expired or terminated (which has occurred); (iv) O&M shall have received all authorizations, consents and approvals of governmental authorities and of certain third parties deemed reasonably necessary for consummation of the transactions contemplated by the Agreement of Exchange (including, without limitation, the consent of each of O&M's lenders and Voluntary Hospitals of America, Inc. ( VHA ) (a group purchasing organization whose members accounted for approximately 40% of the combined revenues of O&M and SMI in 1993) (which has occurred); (v) no suit, action or proceeding before any court or other governmental authority shall be pending seeking to restrain, change or delay the transactions contemplated by the Agreement of Exchange or to challenge any material term of the Agreement of Exchange; (vi) O&M Holding shall have received on or prior to the Effective Time proceeds of financings that are adequate, in O&M Holding's reasonable opinion, to finance SMI's and O&M's indebtedness and the consummation of the transactions contemplated by the Agreement of Exchange; (vii) the SEC shall have declared the Registration Statement effective and no stop order or similar order shall have been threatened or entered by the SEC; (viii) O&M shall have received certain assurances with respect to environmental compliance and condition of SMI's properties; (ix) the Opinion of J.P. Morgan shall not have been withdrawn by J.P. Morgan before the Effective Time; (x) O&M shall have received a written opinion of Hunton & Williams (counsel to O&M and O&M Holding) to the effect that the Exchanges will not result in the recognition of gain or loss by SMI, O&M Holding, O&M or the O&M Shareholders for federal income tax purposes; and (xi) SMI and the SMI Shareholders shall have performed each obligation and covenant to be performed by each of them under the
     Agreement of Exchange on or prior to the Effective Time and the representations and warranties of SMI and the SMI Shareholders shall be true and correct in all material respects as of the Effective Time.

     Termination and Amendment

          The Agreement of Exchange may be terminated and the Exchanges abandoned at any time prior to the Effective Time, whether before or after approval by the O&M Shareholders of the O&M Plan of Exchange and the transactions contemplated by the Agreement of Exchange: (i) by mutual consent of the Parties; (ii) by SMI and the SMI Shareholders if O&M enters into a definitive agreement to merge or be acquired or to acquire another corporation or entity for aggregate consideration in excess of $100,000,000; (iii) by SMI and the SMI Shareholders if O&M fails to perform in any material respect any of its obligations under the Agreement of Exchange or by O&M and O&M Holding if SMI or any of the SMI Shareholders fails to perform in any material respect any of its obligations under the Agreement of Exchange; (iv) by SMI and the SMI Shareholders, on the one hand, and O&M, on the other, if the other Party materially breaches a representation or warranty; (v) by O&M or the SMI Shareholders if the O&M Plan of Exchange is not approved by the O&M Shareholders; and (vi) by any of the Parties if the Effective Time does not occur on or before June 30, 1994.

          The Agreement of Exchange may be amended by the Parties at any time before or after approval of the transactions contemplated thereby. The O&M Plan of Exchange may be amended by the O&M Board and the O&M Holding Board at any time before or after its approval by the O&M Shareholders; provided, however, that after any such approval, no amendment may be made that would require further approval by the O&M Shareholders under the VSCA unless such approval is obtained.

     Indemnification

          The SMI Shareholders have agreed to indemnify O&M, O&M Holding and SMI from any loss they may incur as a consequence of (i) any breach or inaccuracy of any representation or warranty made by SMI or the SMI Shareholders in or pursuant to the Agreement of Exchange, (ii) any failure of SMI or any of the SMI Shareholders to perform any of its or their obligations under the Agreement of Exchange or the agreements delivered pursuant to the Agreement of Exchange, (iii) the conduct of the business of SMI prior to the Effective Time to the extent that such losses are not reflected on the balance sheet of SMI as of April 30, 1994, or disclosed in the Agreement of Exchange and (iv) certain other contingencies. O&M and O&M Holding have agreed to indemnify the SMI Shareholders from any loss they may incur as a consequence of (i) any breach or inaccuracy of any representation or warranty made by O&M in or pursuant to the Agreement of Exchange, (ii) any failure of O&M or O&M Holding to perform any of its obligations under the Agreement of Exchange or the agreements delivered pursuant to the Agreement of Exchange or (iii) the conduct by SMI, O&M or O&M Holding of the business of SMI after the Effective Time.

     Dissenters' Rights of Holders of SMI Common Stock

          All of the SMI Shareholders have agreed to vote in favor of the SMI Plan of Exchange and, therefore, will not be entitled to dissenters' rights that otherwise would be available under the PBCL. In the event any holder of SMI Common Stock other than the SMI Shareholders perfects its dissenters' rights and is entitled to receive an amount of consideration in excess of the consideration it would be entitled to receive under the SMI Plan of Exchange, the SMI Shareholders have agreed to indemnify O&M Holding for the amount of any such excess as well as all costs incurred with respect to the dissenters' rights proceedings.

     Series B Preferred Stock

          At the Effective Time, all of the outstanding shares of SMI Common Stock (except shares as to which dissenters' rights may be perfected) will be exchanged for the SMI Exchange Consideration, which includes the Series B Preferred Stock. The Agreement of Exchange requires that the Series B Preferred Stock have the rights and designations set forth in the O&M Holding Articles of Incorporation attached hereto as Annex IV. For a discussion of such rights and designations, see - Creation of O&M Holding Company - Capitalization of O&M Holding - Series B Preferred Stock.

     O&M Holding Board

          The members of the O&M Board serving at the Effective Time will serve as members of the O&M Holding Board. In addition, from and after the Effective Time and for so long as any share of Series B Preferred Stock remains outstanding, the holders of the Series B Preferred Stock, voting as a separate group, will be entitled to elect the Series B Preferred Stock Director. Such member will be in addition to the number of directors to be elected by the holders of O&M Holding Common Stock and Series B Preferred Stock, voting as a single class. The initial Series B Preferred Stock
     Director expected to be elected by the holders of the Series B Preferred Stock immediately following the Effective Time is C. G. Grefenstette. See
       - Operation of O&M Holding After the Exchanges - Directors and Officers.

          In addition, pursuant to the Agreement of Exchange, upon any conversion of the outstanding Series B Preferred Stock into O&M Holding Common Stock and for so long as the SMI Shareholders, collectively, have the right to vote at least 5% of the outstanding shares of O&M Holding Common Stock, O&M Holding has agreed to exercise all authority under applicable law, subject to the fiduciary obligations of the O&M Holding Board, to cause the SMI Shareholders' Nominee, who must be reasonably acceptable to the O&M Holding Board, to be included in the slate of nominees at each annual meeting of shareholders of O&M Holding. Restrictions Applicable to the SMI Shareholders' O&M Holding Capital Stock

          In the Agreement of Exchange, each of the SMI Shareholders has agreed to certain voting and other restrictions discussed below with respect to the shares of Series B Preferred Stock to be acquired in the SMI Exchange and the shares of O&M Holding Common Stock into which such shares are convertible.

          Voting Agreement

          Each SMI Shareholder has agreed that, so long as he owns any shares of Series B Preferred Stock or the SMI Shareholders, collectively with their respective Affiliates, own 5% or more of the outstanding shares of O&M Holding Common Stock, he will vote such shares of Series B Preferred Stock or O&M Holding Common Stock, as the case may be, on any matter to be voted upon by the holders of such shares, in the same proportion as the votes cast on such matter by all other holders of the O&M Holding Common Stock (excluding for such purposes shares held by a person or group within the meaning of Section 13(d)(3) of the Exchange Act, which beneficially owns 5% or more of the outstanding shares of O&M Holding Common Stock other than any employee benefit plan of O&M Holding, O&M or any subsidiary of O&M). The foregoing voting agreement would not apply with respect to (i) an amendment to the provisions of the Series B Preferred Stock, (ii) an amendment to the O&M Holding Articles of Incorporation or bylaws of O&M Holding to adversely affect the relative rights and preferences of the Series B Preferred Stock or (iii) the election of the Series B Preferred Stock Director and the SMI Shareholders' Nominee.

          Standstill Agreement

          Each SMI Shareholder has agreed that, so long as he owns any shares of Series B Preferred Stock or the SMI Shareholders, collectively with their respective Affiliates, own 5% or more of the outstanding shares of O&M Holding Common Stock, he will not (and will cause his Affiliates not to) do any of the following: (i) acquire, offer to acquire or agree to acquire, or assist any other person in acquiring, any shares of any class of O&M
     Holding Capital Stock;  (ii) form or  in any way  participate in a   group
     within the meaning of Section 13(d)(3) of the Exchange Act with respect to O&M Holding Capital Stock (except insofar as such group consists solely of the SMI Shareholders); (iii) solicit proxies with respect to O&M Holding Capital Stock or participate by taking a position contrary to that of O&M Holding Board in any contest relating to the election of directors or any other matter submitted to shareholders at an annual or special meeting;
     (iv) deposit any O&M Holding Capital Stock in a voting trust or enter into a voting agreement with respect to such shares other than as provided above; (v) transfer, sell, pledge or encumber any O&M Holding Capital Stock except under certain specified circumstances; or (vi) initiate or assist any other person to initiate any tender or exchange offer for O&M Holding Capital Stock or any affiliated transaction (defined for these purposes generally as defined in the VSCA).

          Restrictions on Transfer

          The shares  of  Series B  Preferred  Stock to  be  issued to  the  SMI
     Shareholders in the SMI Exchange (and the shares of O&M Holding Common Stock into which such shares may be converted) will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended (the Securities Act ). The Agreement of Exchange provides that no SMI Shareholder may transfer shares of Series B Preferred Stock other than by gift, descent or distribution, to beneficiaries of a trust existing as of December 22, 1993 or to another SMI Shareholder (provided that any such transferee, other than a charitable institution holding less than 1% of the outstanding O&M Holding Common Stock, agrees to be subject to the same restrictions and agreements with respect to such shares as the SMI Shareholders have agreed to) (collectively, Permitted Transferees ). In addition, the Agreement of Exchange provides that an SMI Shareholder may transfer shares of O&M Holding Common Stock to a person other than a Permitted Transferee only after first offering O&M Holding the right to purchase such shares. Finally, the Agreement of Exchange requires that any transfer to a person other than a Permitted Transferee be pursuant to an effective registration statement, pursuant to certain provisions of Rule 144 promulgated under the Securities Act or pursuant to an exemption from registration under the Securities Act.

     Registration Rights Agreement

          O&M Holding and the SMI Shareholders will, at the Effective Time, enter into a Registration Rights Agreement (the Registration Rights Agreement ) pursuant to which the SMI Shareholders will, subject to the provisions of the Registration Rights Agreement, have the right on two occasions to require O&M Holding at its expense to use all reasonable efforts to register under the Securities Act shares of their O&M Holding Common Stock, provided that the reasonably anticipated aggregate price to the public of such shares is at least $50,000,000. The right of the SMI Shareholders to require O&M Holding to register shares of O&M Holding Common Stock will begin 18 months following the Effective Time and will continue for a period of seven years after the Effective Time (the
      Registration Rights Period ). In addition, during the Registration Rights Period and except as otherwise provided in the Registration Rights Agreement, in the event O&M Holding registers shares of O&M Holding Common Stock either for its own account or the account of holders of O&M Holding Common Stock other than the SMI Shareholders, O&M Holding must use all reasonable efforts to include in any such registration any shares of O&M Holding Common Stock requested by the SMI Shareholders to be included in any such registration. With respect to any shares of O&M Holding Common Stock which the SMI Shareholders request to have registered under the Registration Rights Agreement, O&M Holding will have the right and option to purchase all or any portion of such shares at the average of the closing prices of the O&M Holding Common Stock on the NYSE for the 30 consecutive trading days preceding the date on which O&M Holding exercises such option to purchase.

     Noncompetition Agreement

          Each SMI Shareholder has agreed that, for a period of three years after the Effective Time, he will not compete with or otherwise have a financial or other interest in any business that is competitive with the business conducted by O&M or SMI as of the Effective Time; provided, however, that the Shareholders and their Affiliates may own up to 5% of the outstanding shares of any publicly traded class of a company that competes with O&M or SMI.

                               CREATION OF O&M HOLDING

     General

          O&M Holding will become the publicly-held parent of O&M and SMI. Under the Plans of Exchange, each share of O&M Common Stock outstanding at the Effective Time will be exchanged for one share of O&M Holding Common Stock and all shares of SMI Common Stock (except shares as to which dissenters' rights may be perfected) outstanding at the Effective Time will be exchanged for the SMI Exchange Consideration.

          All of the outstanding shares of O&M Holding Capital Stock will be held by the O&M Shareholders and the holders of SMI Common Stock. The proportionate ownership interest of the O&M Shareholders, with respect to each other, in O&M Holding will not be affected by the O&M Exchange. Pursuant to the SMI Plan of Exchange, the holders of SMI Common Stock (except shares as to which dissenters' rights may be perfected) will receive the SMI Exchange Consideration, including the Series B Preferred Stock, in exchange for all the outstanding shares of SMI Common Stock. Subject to the rights and privileges of the Series B Preferred Stock, the rights and privileges of the holders of O&M Holding Common Stock will be substantially the same as the rights and privileges of the holders of O&M Common Stock. O&M and O&M Holding are each Virginia corporations and their articles of incorporation are substantially the same other than the designation of the Series B Preferred Stock in the O&M Holding Articles of Incorporation. Pursuant to the rules of the NYSE, after the Effective Time, the O&M Common Stock will be delisted from trading thereon, and O&M Holding Common Stock will be listed in its place. See - Comparisons of Rights of Holders of O&M Common Stock and O&M Holding Common Stock.

          IT WILL NOT BE NECESSARY FOR THE HOLDERS OF O&M COMMON STOCK TO SURRENDER THEIR CERTIFICATES FOR NEW CERTIFICATES REPRESENTING O&M HOLDING COMMON STOCK. Stock certificates representing the O&M Common Stock will automatically represent an equal number of shares of O&M Holding Common Stock after the O&M Exchange. As a result of the transactions contemplated by the Agreement of Exchange and the change of the name of O&M Holding to
      Owens & Minor, Inc., the O&M Shareholders will continue to own stock in a company named Owens & Minor, Inc., but such company will be a holding company with two subsidiaries: Owens & Minor Medical, Inc. and SMI.

     Vote Required

          Under the VSCA, holders of more than two-thirds of the outstanding shares of the O&M Common Stock must approve the O&M Plan of Exchange. Abstentions and Broker Shares not voted on Proposal 1 will not be considered votes for such approval. A copy of the O&M Plan of Exchange, which is attached to this Proxy Statement/Prospectus as Annex I, is incorporated herein by reference.

     Conditions to the Effectiveness of the O&M Exchange

          O&M will file the O&M Articles of Exchange with the SCC as soon as practicable after the Closing, which is presently anticipated to occur on May 10, 1994, or as soon thereafter as the conditions of the effectiveness of the O&M Plan of Exchange are satisfied. The O&M Plan of Exchange will become effective at the time specified in the O&M Articles of Exchange upon the issuance of a certificate of exchange by the SCC. See - The Agreement of Exchange - Conditions to the Exchange.

     Directors and Officers of O&M Holding Immediately After the Effective Time

          The O&M Holding Board will consist of ten directors, who will be divided into three classes, and the Series B Preferred Stock Director. The members of the O&M Board at the Effective Time and the Series B Preferred Stock Director will serve initially as members of the O&M Holding Board. See Proposal 2: Election of Directors - Nominees for Election to the O&M Board and Proposal 2: Election of Directors - Members of the O&M Board Continuing in Office. It is anticipated that the holders of the Series B Preferred Stock will elect C. G. Grefenstette to the O&M Holding Board immediately following the Effective Time to serve as the initial Series B Preferred Stock Director. See - Operation of O&M Holding After the Exchanges - Directors and Officers.

          At the Effective Time, it is expected that the following executive officers of O&M and Richard P. Byington, currently President of SMI, will hold the offices of O&M Holding indicated below:

               Name                             Office

               G. Gilmer Minor, III       President and Chief Executive Officer
               Robert E. Anderson, III    Executive Vice President
               Henry A. Berling           Executive Vice President
               Richard P. Byington        Executive Vice President
               Craig R. Smith             Executive Vice President
               Drew St. J. Carneal        Senior   Vice   President,   Corporate
                                           Counsel and Corporate Secretary
               Glenn J. Dozier            Senior   Vice  President   and   Chief
                                           Financial Officer

     Compensation for the executive officers of O&M Holding will be the same as, and in lieu of, the compensation paid to the executive officers of O&M.
     See  Proposal 2:  Election of Directors - Executive Compensation.

     Interests of Directors and Officers

          Other than the securities ownership indicated in the table set forth below in the section Proposal 2: Election of Directors - O&M Common Stock Owned By Principal Shareholders and Management, no director or officer of O&M has any material interest in the O&M Exchange.

     Liability of Officers and Directors

          The VSCA and O&M's bylaws require indemnification of O&M's directors and officers. Under the VSCA, a Virginia corporation generally is authorized to indemnify its directors and officers in civil or criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. O&M's bylaws require indemnification of directors and officers with respect to certain liabilities, expenses and other amounts imposed upon them by reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of the criminal law. The VSCA permits a Virginia corporation to limit or totally eliminate the liability of a director or officer in a shareholder or derivative proceeding. O&M's bylaws provide that no damages may be assessed against a director or officer of O&M in a shareholder or derivative proceeding except for willful misconduct or a knowing violation of the criminal law or any federal or state securities law. The O&M Holding Articles of Incorporation will include substantially similar provisions.

     O&M Holding Articles of Incorporation

          The O&M Holding Articles of Incorporation, which are attached to this Proxy Statement/Prospectus as Annex IV and which are incorporated herein by reference, are substantially the same as the present Amended and Restated Articles of Incorporation of O&M (the O&M Articles of Incorporation ) except for the designation of the Series B Preferred Stock of O&M Holding. See - Comparison of Rights of Holders of O&M Common Stock and O&M Holding Common Stock.

     Capitalization of O&M Holding

          The O&M Articles of Incorporation presently authorize 30,000,000 shares of O&M Common Stock, 1,000,000 shares of cumulative preferred stock, 300,000 shares of which have been designated as O&M Series A Preferred Stock issuable pursuant to the O&M Rights Agreement. The authorized capital stock of O&M Holding will be 200,000,000 shares of O&M Holding Common Stock, and 10,000,000 shares of Cumulative Preferred Stock, of which 300,000 shares will be designated as Series A Preferred Stock issuable pursuant to the O&M Holding Rights Agreement and 1,150,000 shares will be designated as Series B Preferred Stock issuable pursuant to the SMI Plan of Exchange. The following is a summary of certain rights and privileges of the holders of O&M Holding Common Stock and is qualified by reference to the laws of Virginia and the O&M Holding Articles of Incorporation, which are attached hereto as Annex IV and incorporated herein by reference.

          The O&M Holding Common Stock will have one vote per share and will vote together as a class with the holders of the Series B Preferred Stock on all matters, except as otherwise provided by Virginia law, with respect to certain amendments to the O&M Holding Articles of Incorporation and bylaws and in the election of the Series B Preferred Stock Director. The holders of the Series B Preferred Stock initially will have 4.04 votes per share. Accordingly, on an as-converted basis, the Series B Preferred Stock held by the former holders of SMI Common Stock will represent approximately 18.5% of the O&M Holding voting stock outstanding immediately following the Effective Time. The remaining 81.5% of the O&M Holding Voting stock will be owned by the O&M Shareholders.

          The holders of Series B Preferred Stock will be entitled to elect the Series B Preferred Stock Director. Holders of O&M Holding Capital Stock
     (i) are not entitled to cumulative voting rights for the election of directors and (ii) have no preemptive rights to subscribe for additional securities.

          O&M Holding Common Stock

          Subject to the rights of holders of any outstanding shares of Series B Preferred Stock and any other dividend preference of any outstanding series of Cumulative Preferred Stock, holders of outstanding shares of O&M Holding Common Stock are entitled to share ratably in dividends, according to the number of shares of O&M Holding Common Stock held by each holder, from sources legally available therefor, if and when declared by the O&M Holding Board. No dividends, other than a dividend in O&M Holding Common Stock or in other Junior Stock (as defined below), may be paid or declared on the O&M Holding Common Stock unless the accrued dividends on each outstanding share of Series B Preferred Stock and any other dividend preference of any outstanding series of Cumulative Preferred Stock have been fully paid or declared and set apart for payment. See - Series B Preferred Stock - Dividend Rights. It is expected that, subject to the payment of dividends accrued on Cumulative Preferred Stock, the O&M Holding Board will declare dividends on O&M Holding Common Stock at the dividend rate currently being paid and on the same quarterly schedule now followed by O&M with respect to the O&M Common Stock.

          After payment of a $100 per share liquidation preference plus any accrued and unpaid dividends to the holders of the outstanding shares of Series B Preferred Stock and any other liquidation preference of any outstanding series of Cumulative Preferred Stock, the remaining assets will be paid or distributed to the holders of O&M Holding Common Stock ratably according to the number of shares held by each holder in the event of the voluntary or involuntary dissolution, liquidation or winding up of O&M
     Holding.  See   - Series B Preferred Stock - Liquidation Rights.

          The transfer agent and registrar for O&M Holding Common Stock will be Wachovia Bank & Trust, N.A.

          Series B Preferred Stock

          Voting Rights. The Series B Preferred Stock will have the number of votes per share equal to the number of shares of O&M Holding Common Stock into which such stock may be converted (initially 4.04 shares of O&M Holding Common Stock for each share of Series B Preferred Stock). The Series B Preferred Stock will vote together as a single class with the O&M Holding Common Stock on all matters, except as provided by Virginia law, with respect to certain amendments to the O&M Holding Articles of Incorporation and bylaws and in the election of the Series B Preferred Stock Director. Immediately following the Exchanges, on an as-converted basis, the Series B Preferred Stock will constitute 18.5% of the outstanding shares of O&M Holding voting stock then outstanding. In addition, the holders of Series B Preferred Stock will be entitled to elect the Series B Preferred Stock Director to the O&M Holding Board.

          Dividend Rights. The Series B Preferred Stock will have an annual preferential dividend of $4.50 per share. Such dividends will be cumulative. As long as the Series B Preferred Stock is outstanding, O&M Holding may not declare, pay or set aside dividends on the O&M Holding Common Stock or any other class of stock of O&M Holding ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series B Preferred Stock ( Junior Stock ) other than a dividend in O&M Holding Common Stock or unless all accrued dividends on the Series B Preferred Stock have been paid or declared and set aside for payment.

          Liquidation Rights. The holders of the Series B Preferred Stock will be entitled to a liquidation preference of $100 per share, plus accrued and unpaid dividends, in the event of the voluntary or involuntary dissolution, liquidation or winding up of O&M Holding. Upon any such event, after the holders of the Series B Preferred Stock have been paid the $100 per share and all accrued and unpaid dividends, such holders shall have no right or claim to any of the remaining assets of O&M Holding.

          Optional Conversion. The Series B Preferred Stock may be converted into O&M Holding Common Stock at any time at the option of the holders of a majority of the outstanding shares of Series B Preferred Stock. In such event, all shares of Series B Preferred Stock will be converted into O&M Holding Common Stock. Initially, the conversion ratio will be 4.04 shares of O&M Holding Common Stock for each share of Series B Preferred Stock, subject to adjustment under the circumstances described in the O&M Holding Articles (the Preferred Conversion Ratio ). The Preferred Conversion Ratio will be adjusted in the event O&M Holding (i) pays dividends or makes distributions on the O&M Holding Common Stock in shares of O&M Holding Common Stock, (ii) subdivides the outstanding shares of O&M Holding Common Stock into a greater number of shares or (iii) combines the outstanding shares of O&M Holding Common Stock into a smaller number of shares. Immediately following the Effective Time, the Series B Preferred Stock will be convertible into 4,646,000 shares of O&M Holding Common Stock.

          Mandatory Conversion. All shares of Series B Preferred Stock will be converted automatically into O&M Holding Common Stock upon the conversion of any shares of Series B Preferred Stock (other than shares converted upon a call for redemption).

          Redemption. Any time after April 30, 1997, O&M Holding may redeem all or a portion of the outstanding shares of Series B Preferred Stock; provided, however, that prior to April 30, 2004, the amount paid to redeem the Series B Preferred Stock may not exceed the net proceeds from the sale or issuance by O&M Holding of any O&M Holding Capital Stock after January 1, 1994, or any securities convertible into, or exchangeable or exercisable for O&M Holding Capital Stock. In addition, prior to April 30, 2004, redemptions in part are permitted only if the aggregate market value of the O&M Holding Common Stock that would be received upon conversion of the Series B Preferred Stock subject to such redemption is at least $50,000,000. The redemption price for the Series B Preferred Stock is the par value of such stock ($100) plus all accrued and unpaid dividends.

          Voting on Certain Changes. Amendments to, or changes in the rights, powers, preferences and privileges of, the Series B Preferred Stock must be approved by a majority of the outstanding shares of Series B Preferred Stock, voting as a separate voting group.

          Series B Preferred Stock Director. The O&M Holding Articles of Incorporation provide that the holders of the Series B Preferred Stock, voting as a separate voting group, will be entitled to elect the Series B Preferred Stock Director. Such member is in addition to the directors to be elected by the holders of the O&M Holding Common Stock and Series B Preferred Stock, voting as a single class. Immediately after the retirement (whether upon redemption, conversion or otherwise) of the Series B Preferred Stock, the tenure of the Series B Preferred Stock Director shall terminate.

     Senior Debt

          O&M Holding is currently negotiating a revolving credit facility with a group of commercial banks. The size of this facility is expected to be $300,000,000 to $350,000,000. O&M Holding or its wholly-owned subsidiaries expect to initially borrow between $250,000,000 to $270,000,000 to (i) refinance SMI's currently outstanding debt, (ii) replace the financing facility now provided to SMI by Stuart's Funding Corporation, an affiliate of SMI ( SFC ), (iii) refinance a portion of O&M's debt, (iv) pay the $40,200,000 cash portion of the purchase price for SMI's capital stock and
     (v) pay the fees and expenses associated with the Exchanges. The balance of the revolving credit facility will be used for general corporate purposes, including to finance working capital.

     Employee Benefit Plans

          O&M's stock option plans and other employee benefit plans providing for the issuance of O&M Common Stock will be amended at the Effective Time to provide for the issuance of O&M Holding Common Stock in lieu of the O&M Common Stock and to provide for participation by employees of O&M Holding in those employee benefit plans. Adoption by the O&M Shareholders of the O&M Plan of Exchange will constitute approval of O&M Holding's assumption of the employee benefit plans, of all amendments thereto appropriate to implement such assumption and the fact that all rights under such plans relating to the O&M Common Stock will thereafter relate to shares of O&M Holding Common Stock.

     Rights Agreement

          On June 22, 1988, the O&M Board declared a dividend distribution, of one right created under the O&M Rights Agreement, in respect of each share of O&M Common Stock outstanding on July 5, 1988. Pursuant to such agreement, as subsequently amended to reflect the substitution of Wachovia Bank of North Carolina, N.A., as successor rights agent (the Rights Agent ), to give effect to 3-for-2 stock splits declared with respect to the O&M Common Stock in July, 1991 and March, 1993, adjustments were made in the number of rights associated with each share of O&M Common Stock with the result that as of April 6, 1994 each certificate for an outstanding share of O&M Common Stock also represented 4/9 of one right.

          Effective at the Effective Time, the O&M Rights Agreement will be amended and restated as the O&M Holding Rights Agreement to provide for the assumption of the obligations of O&M thereunder by O&M Holding, the substitution for rights and other securities of O&M that would be issued thereunder for comparable rights and other securities of O&M Holding and the making of certain other conforming changes. There follows a summary of the principal terms of the O&M Holding Rights Agreement and the Rights, as thereby amended. Pursuant to the O&M Plan of Exchange, rights currently attached to shares of O&M Common Stock will be exchanged for the same number of Rights, which will be attached to shares of O&M Holding Common Stock.

          Upon the Effective Time, each Right will entitle the registered holder to purchase from O&M Holding one one-hundredth of a share (a Unit ) of Series A Preferred Stock. Each Unit of Series A Preferred Stock is structured to be the economic equivalent of one share of O&M Holding Common Stock. The exercise price per Right will be $75 subject to adjustment (the
      Purchase Price ).

          Rights will also attach to shares of O&M Holding Common Stock issued after the Effective Time but prior to the Distribution Date (as defined below), unless the O&M Holding Board determines otherwise at the time of issuance.

          Initially, the Rights will be attached to all O&M Holding Common Stock certificates representing shares issued in the O&M Exchange, and no separate certificates evidencing the Rights (the Rights Certificates ) will be distributed. The Rights will separate from the O&M Holding Common Stock and a distribution of the Rights Certificates will occur (the
      Distribution Date ) upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an
      Acquiring Person ) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of O&M Holding Common Stock (the Stock Acquisition Date ), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the O&M Holding Common Stock certificates and will be transferred with and only with such O&M Holding Common Stock certificates, (ii) O&M Holding Common Stock certificates issued after the Effective Time will contain a notation incorporating the O&M Holding Rights Agreement by reference and
     (iii) the surrender for transfer of any certificates for O&M Holding Common Stock outstanding will also constitute the transfer of the Rights associated with the O&M Holding Common Stock represented by such certificates.

          The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 30, 2004, unless earlier redeemed by O&M Holding as described below. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the O&M Holding Common Stock as of the close of business on the Distribution Date, and thereafter such separate Rights Certificates alone will represent the Rights.

          While each Right will initially provide for the acquisition of one Unit of Series A Preferred Stock at the Purchase Price, the Agreement provides that if (i) an Acquiring Person purchases 20% or more of the outstanding O&M Holding Common Stock, or (ii) at any time following the Distribution Date, O&M Holding is the surviving corporation in a merger with an Acquiring Person and the O&M Holding Common Stock is not changed or exchanged, or (iii) an Acquiring Person effects a statutory share exchange with O&M Holding after which O&M Holding is not a subsidiary of any Acquiring Person, proper provision shall be made so that each holder of a Right (except as set forth below) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Series A Preferred Stock or O&M Holding Common Stock at the option of O&M Holding (or, in certain circumstances, cash, property or other securities of O&M Holding) having a value equal to twice the amount of the Purchase Price.

          In the event that, at  any time following the Stock  Acquisition Date,
     (i) O&M Holding is acquired in a merger, statutory share exchange, or other business combination in which O&M Holding is not the surviving corporation (other than a transaction described in the preceding paragraph), or (ii) 50% or more of O&M Holding's assets or earning power is sold or transferred, each holder of a Right (except as set forth below) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to twice the Purchase Price. The events set forth in this paragraph and in the preceding paragraph are referred to as the Triggering Events.

          At any time after any person becomes an Acquiring Person, O&M Holding may exchange all or part of the Rights (except as set forth below) for shares of O&M Holding Common Stock (an Exchange ) at an exchange ratio of one share per Right, as appropriately adjusted to reflect any stock split or similar transaction.

          Rights, and any shares of O&M Holding Common Stock to which such Rights are then attached, may not be transferred, directly or indirectly,
     (i) to any person who is, or who upon completion of the transfer would be, an Acquiring Person, or to any affiliate or associate of any such Acquiring Person. Any Right that is the subject of such an attempted transfer shall be deemed to be held beneficially by the person who attempted to make such transfer and shall continue to be exercisable by such person. Further, no Rights may be exercised by an Acquiring Person.

          Upon the occurrence of a Triggering Event that entitles Rights holders to purchase securities or assets of O&M Holding, Rights that are or were owned by the Acquiring Person that is a party to such Triggering Event, or any affiliate or associate of such Acquiring Person, on or after such Acquiring Person's Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees). Upon the occurrence of a Triggering Event that entitles Rights holders to purchase common stock of a third party, or upon the authorization of an Exchange, Rights that are or were owned of record by any Acquiring Person or any affiliate or associate of any Acquiring Person on or after such Acquiring Person's Stock Acquisition Date shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees).

          The Purchase Price payable, and the number of shares of Series A Preferred Stock, O&M Holding Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

          At any time until ten days following the Stock Acquisition Date, O&M Holding may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the Redemption Price ). Under certain circumstances set forth in the O&M Holding Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors, (as defined below). Additionally, O&M Holding may thereafter but prior to the occurrence of a Triggering Event redeem the Rights in whole, but not in part, at the Redemption Price provided that such redemption is incidental to a merger or other business combination transaction approved by a majority of the Continuing Directors involving O&M Holding, but not an Acquiring Person, in which all holders of O&M Holding Common Stock are treated alike. After the redemption period has expired, O&M Holding's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than 10% of the outstanding shares of O&M Holding Common Stock in a transaction or series of transactions not involving O&M Holding. Immediately upon the action of the O&M Holding Board ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The term Continuing Directors means any member of the O&M Holding Board who was a member of the O&M Holding Board prior to the Effective Time, and any person who is subsequently elected to the O&M Holding Board if such person is recommended or approved by a majority of the Continuing Directors, but does not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of O&M Holding, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to O&M Holding, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series A Preferred Stock (or other consideration) of O&M Holding or for common stock of the acquiring company as set forth above.

          The holders of shares of Series B Preferred Stock will be entitled to receive, upon the conversion of any shares of Series B Preferred Stock, the same amount and kind of securities or other property distributed to holders of O&M Holding Common Stock generally under the O&M Holding Rights Agreement that such holder would have received if they had, immediately prior to the record date for the distribution of such securities or other property pursuant to the O&M Holding Rights Agreement, converted their shares of Series B Preferred Stock into O&M Holding Common Stock.

          Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the O&M Holding Rights Agreement may be amended by the O&M Holding Board prior to the Distribution Date. After the Distribution Date, the provisions of the O&M Holding Rights Agreement may be amended by the O&M Holding Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the O&M Holding Rights Agreement; provided, however, no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

          The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than 20% of the outstanding shares of O&M Holding Common Stock if a Triggering Event thereafter occurs without the Rights having been redeemed or in the event of an Exchange. However, the Rights should not interfere with any merger or other business combination approved by the O&M Holding Board and the shareholders because the Rights are redeemable under certain circumstances.

          A copy of the O&M Holding Rights Agreement will be available after the Effective Time free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the O&M Holding Rights Agreement.

     New York Stock Exchange Listing

          O&M Holding has applied to list the O&M Holding Common Stock on the NYSE in substitution for the O&M Common Stock. It is expected that the listing of O&M Holding Common Stock will occur at the Effective Time. As a result of the name changes, the O&M Holding Common Stock will trade as the common stock of Owens & Minor, Inc. . At the time of the listing of O&M Holding Common Stock, the O&M Common Stock will be delisted from trading on the NYSE. After such listing, certificates evidencing shares of the O&M Common Stock will continue, without any action on the part of the holder, to represent the identical number of shares of O&M Holding Common Stock. THE O&M EXCHANGE WILL BE EFFECTED BY OPERATION OF LAW WITHOUT AN ACTUAL EXCHANGE OF CERTIFICATES.

     Certain Federal Income Tax Consequences

          The O&M Exchange is intended to qualify as a nontaxable transaction for federal income tax purposes as both a reorganization under section 368(a)(1)(B) of the Internal Revenue Code and, together with the SMI Exchange, an exchange described in section 351(a) of the Internal Revenue Code. One condition to consummation of the Exchanges is the receipt by O&M of an opinion of Hunton & Williams (counsel to O&M and O&M Holding) to the effect that, for federal income tax purposes, the Exchanges will not result in the recognition of gain or loss by O&M Holding, O&M, the O&M Shareholders or SMI. Hunton & Williams' opinion will be based on customary assumptions and representations regarding, among other things, the existing and future ownership of O&M stock and O&M Holding stock and the future business plans for O&M Holding. The federal income tax consequences to O&M shareholders summarized below reflect the opinion, to be delivered by Hunton & Williams, that the O&M Exchange will qualify as a nontaxable transaction. This summary does not discuss all potential federal income tax consequences, including consequences to any O&M Shareholder subject to special tax treatment.

          In the O&M Exchange, an O&M Shareholder will not recognize any gain or loss on the exchange of shares of O&M Common Stock for shares of O&M Holding Common Stock. An O&M Shareholder's federal income tax basis in shares of O&M Holding Common Stock received in the O&M Exchange will be the same as the shareholder's tax basis in the shares of O&M Common Stock exchanged therefor. The holding period for shares of O&M Holding Common Stock received in the O&M Exchange will include the shareholder's holding period for the shares of O&M Common Stock exchanged therefor, if they are held as a capital asset at the Effective Time of the O&M Exchange.

          The preceding discussion summarizes generally the expected material federal income tax consequences of the O&M Exchange to holders of the O&M Common Stock and does not constitute individual tax advice. Holders of the O&M Common Stock are urged to consult their own tax advisors with respect to specific federal, state and local tax consequences of the O&M Exchange.

     Amendment, Abandonment and Termination

          Subject to the provisions of the Agreement of Exchange, the O&M Plan of Exchange may be amended by the O&M Board and the O&M Holding Board at any time before or after its approval by the O&M Shareholders; provided, however, that, after any such approval, no amendment may be made that would require further approval by the O&M Shareholders under the VSCA unless such approval is obtained. The O&M Plan of Exchange may be abandoned and terminated before the effectiveness of the O&M Exchange by the O&M Board if the Agreement of Exchange is terminated. See - The Agreement of Exchange
     - Termination and Amendment.

     Dissenters' Rights

          Since the O&M Common Stock is listed on the NYSE, the O&M Shareholders have no right under Virginia law to dissent from the O&M Exchange and receive payment for the value of their shares of O&M Common Stock. Under the VSCA, there is no right of dissent when the stock subject to a statutory share exchange is listed on a national securities exchange.

                     OPERATION OF O&M HOLDING AFTER THE EXCHANGES

     General

          Upon completion of the Exchanges, O&M Holding will function as a holding company, with the operations of O&M continued by O&M as a wholly-owned subsidiary of O&M Holding and the operations of SMI continued by SMI as a wholly-owned subsidiary of O&M Holding.

     Dividends

          Subject to the right of holders of any outstanding shares of Series B Preferred Stock and any other dividend preference of any outstanding series of Cumulative Preferred Stock, holders of outstanding shares of O&M Holding Common Stock are entitled to share ratably in dividends, according to the number of shares of O&M Holding Common Stock held by each holder, from sources legally available therefor, if and when declared by the O&M Holding Board. See - Creation of O&M Holding Company - Capitalization of O&M Holding.

     Directors and Officers

          The O&M Holding Board will consist of ten directors, who will be divided into three classes, and the Series B Preferred Stock Director. The members of the O&M Holding Board initially will consist of those members of the O&M Board serving at the Effective Time, who will have the same terms of office as members of the O&M Holding Board that they have as of the Effective Time with the O&M Board, and the Series B Preferred Stock Director, as provided for in the O&M Holding Articles of Incorporation. Immediately upon the retirement (whether upon redemption, conversion or otherwise) of the Series B Preferred Stock, the tenure of the Series B Preferred Stock Director will terminate and the number of directors to be elected to the O&M Holding Board will be such number provided for in the O&M Holding Articles of Incorporation or bylaws in effect at such time.

          The initial Series B Preferred Stock Director is expected to be C. G. Grefenstette. C. G. Grefenstette is Chairman of the Board and Chief Executive Officer of The Hillman Company, a Pittsburgh, Pennsylvania company with diversified investments and operations. Mr. Grefenstette was President and Chief Executive Officer of The Hillman Company from 1989 until 1993 and President and Chief Operating Officer from 1982 until 1989. He is a Trustee of the Henry L. Hillman Trust, the largest of the SMI Shareholders, and a Director of SMI. Mr. Grefenstette also serves as a Director of PNC Bank Corp.

          After retirement of all the outstanding shares of Series B Preferred Stock, the Agreement of Exchange provides that, as long as the SMI
     Shareholders collectively have the right to vote at least 5% of the outstanding shares of O&M Holding Common Stock, O&M Holding will exercise all authority under applicable law, subject to the fiduciary obligations of the O&M Holding Board, to include an SMI Shareholders' Nominee, who is reasonably acceptable to the O&M Holding Board, in the slate of nominees recommended by the O&M Holding Board at such annual meeting of shareholders of O&M Holding.

          At the Effective Time, it is expected that the following executive officers of O&M and Richard P. Byington, currently President of SMI, will hold the offices, of O&M Holding indicated below:

               G. Gilmer Minor, III       President and Chief Executive Officer
               Robert E. Anderson, III    Executive Vice President
               Henry A. Berling           Executive Vice President
               Richard P. Byington        Executive Vice President
               Craig R. Smith             Executive Vice President
               Drew St. J. Carneal        Senior   Vice   President,   Corporate
                                           Counsel and Corporate Secretary
               Glenn J. Dozier            Senior   Vice  President   and   Chief
                                           Financial Officer

             UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     Introduction

          The following unaudited pro forma combined condensed financial statements have been prepared by management of O&M from the historical consolidated financial statements of O&M and SMI included elsewhere in this Proxy Statement/Prospectus and include historical financial statement amounts for Midwest which was acquired by SMI effective January 1, 1994. The historical financial statements of Midwest are not included in this Proxy Statement/Prospectus.

          The unaudited pro forma combined condensed financial statements have been prepared on the basis of assumptions described in the notes thereto, including assumptions relating to the allocation of the consideration paid for SMI to the assets and liabilities of SMI based on preliminary estimates of their respective fair values. The actual allocation of such consideration may differ from that reflected in the consolidated financial statements after an appropriate review of the fair values of the consolidated assets and liabilities of SMI and Midwest has been completed. Amounts allocated will be based upon the estimated fair values at the time of the SMI exchange which could vary significantly from the amounts reflected in the unaudited pro forma combined condensed financial statements. The SMI exchange has been accounted for using the purchase method of accounting.

          The pro forma financial information presented is not necessarily indicative of actual results that would have been achieved had the SMI Exchange closed on the dates assumed in the unaudited pro forma combined condensed financial statements that follow. Moreover, they are not intended to be indicative of future results of operations or financial position.

          The unaudited pro forma combined condensed financial statements should be read in conjunction with the historical financial statements of O&M and SMI included elsewhere in this Proxy Statement/Prospectus.

              Unaudited Pro Forma Combined Condensed Statement of Income




                                                           Year ended December 31, 1993
     (In thousands, except                                                   Pro Forma       Pro Forma
         per share data)                    O&M           SMI     Midwest   Adjustments      Combined
     Net sales                          $  1,396,971    890,477    51,787        -           2,339,235

     Cost of sales                         1,249,660    793,879    45,812        -           2,089,351

            Gross margin                     147,311     96,598     5,975        -             249,884
     Selling, general and
       administrative expenses               106,362     73,060     4,544     (2,490)(3c)      181,476

     Depreciation and amortization             7,593      7,922       109       (546)(3a)       15,078

     Non recurring expenses                     -         1,184       -          -               1,184

     Service charges to affiliate
          and other                             -        (1,677)       (3)       -              (1,680)

     Interest expense, net                     2,939      6,886       322       (215)(3b)        9,932

            Total expenses                   116,894     87,375     4,972     (3,251)          205,990

     Income before income taxes               30,417      9,223     1,003      3,251            43,894

     Provision for income taxes               11,900        476       -        7,317(3d)        19,693

     Net income from continuing
          operations                          18,517      8,747     1,003     (4,066)           24,201

     Dividends on preferred stock               -           -         -        5,175(3e)         5,175

     Net income from continuing
          operations attributable to
          common stock                  $     18,517      8,747     1,003     (9,241)           19,026

     Net income per common share
          from continuing operations
            Primary and fully diluted   $       0.90                                           $  0.93



     See accompanying notes to the unaudited pro forma combined condensed financial statements.

                 Unaudited Pro Forma Combined Condensed Balance Sheet

                                                    Year ended December 31, 1993
                                                                       Pro Forma        Pro Forma
     (In thousands)                      O&M        SMI      Midwest   Adjustments      Combined
     ASSETS
     Cash and cash equivalents        $  2,048     5,896        -          -              7,944
     Accounts and notes receivable,
          net                          144,629    13,520     1,152     82,000(4a)       241,301
     Merchandise inventories           124,848   107,298     6,298      1,800(2)        240,244
     Other current assets               10,638     2,657         4      6,900(2)         20,199

              Total current assets     282,163   129,371     7,454     90,700           509,688

     Property and equipment, net        23,863    19,158       237     (1,400)(2)        41,858
     Excess of purchase price over
          net assets acquired, net      17,316    29,617        -     117,298(2)        164,231
     Other assets                       10,980       574         3          -            11,557

              Total assets          $  334,322   178,720     7,694    206,598           727,334

     LIABILITIES

     Current maturities of long-
          term debt                      1,494       452     3,662     (4,114)(4b)        1,494
     Accounts payable                  120,699    75,223     1,999         -            197,921
     Accrued payroll and related
          liabilities                    5,768     3,501        48         -              9,317
     Other accrued liabilities          15,111     7,987       167     8,139(2)          31,404

           Total current liabilities   143,072    87,163     5,876     4,025            240,136

     Long-term debt                     50,768    47,976        57   132,915(4a)(4b)    231,716

     Accrued pension and retirement
          plan                           3,539        -         -          -              3,539

              Total liabilities        197,379   135,139     5,933   136,940            475,391

     STOCKHOLDERS' EQUITY

     Preferred stock                       -          -         -    115,000(2)         115,000
     Common stock                       40,569         5        17       (22)(2)         40,569
     Paid-in capital                     9,258     4,026        -     (4,026)(2)          9,258
     Retained earnings                  87,116    39,550     1,744   (41,294)(2)         87,116
              Total stockholders'
                  equity               136,943    43,581     1,761    69,658            251,943

       Total liabilities and
         stockholders'
            equity                  $  334,322   178,720     7,694   206,598            727,334


     See accompanying notes to the unaudited pro forma combined condensed financial statements.

                             Notes to Unaudited Pro Forma
                       Combined Condensed Financial Statements


     (1)Basis of Presentation

          The accompanying  unaudited pro forma combined  condensed statement of income for the year ended December 31, 1993 has been prepared by combining the consolidated statement of income of O&M with the consolidated statements of income for SMI and Midwest. The unaudited pro forma combined condensed statements of income reflect adjustments as if the acquisition of SMI, including SMI's acquisition of Midwest, had occurred on January 1, 1993. The accompanying unaudited combined condensed balance sheet as of December 31, 1993 presents the historical balance sheets of O&M, SMI and Midwest, with pro forma adjustments as if the acquisition of SMI, including SMI's acquisition of Midwest, had occurred on December 31, 1993, in a transaction accounted for using the purchase method of accounting.

          The unaudited pro forma financial statements may not necessarily reflect the actual results of operations of O&M which would have resulted had the purchase of SMI and Midwest occurred as of the dates presented. The pro forma information is not necessarily indicative of future results of operations for the combined companies.

     (2)  Allocation of Purchase Price

          Under  the  purchase  method  of accounting,  the  allocation  of  the purchase price to SMI's and Midwest's assets and liabilities is required to reflect fair values and to eliminate the historical stockholders' equity of these companies. A final allocation of the purchase price has not yet been performed; however, the following sets forth certain preliminary adjustments (in thousands, except share and per share data):

Purchase price:
   Payment of cash to be financed by borrowings
     (see note 3b and 4b)                              $    40,200
   Issuance of 1,150,000 shares of 4.5% cumulative,
      convertible Series B Preferred Stock, with a
      liquidation preference of $100 per share115,000
           Total                                           155,200

Allocation of purchase price:
  Net assets acquired   SMI's stockholders' equity
   at December 31, 1993, exclusive of goodwill
   of $29,617                                               13,964
  Adjustments to assets and liabilities to reflect
   preliminary estimated fair values:
     Inventory                                               1,800
     Property and equipment                                 (1,400)
     Deferred tax asset, net                                 6,900
     Provision for estimated costs of integrating
       operations and acquisition related expenses          (8,139)
     SMI's pro forma goodwill from acquisition
       of Midwest                                           (4,840)
     Pro forma net assets after adjustments                               8,285

     Pro forma excess of purchase price over net
       assets acquired                                                 $146,915

     (3)  Income Statement Adjustments

          (a) To amortize over forty years the cost in excess of fair value of net assets acquired net of goodwill amortization previously recorded by SMI, and to depreciate the fair value of acquired property and equipment over useful lives consistent with those used by O&M.

                         (in thousands)

                    Amortization of excess of purchase price
                     over net assets acquired               $  3,673
                    Reversal of SMI historical goodwill
                     amortization                             (2,107)
                    Depreciation adjustment to reflect
                     consistent fixed  asset lives and
                     asset revaluations                       (2,112)
                          Net                               $    (546)

          (b) O&M intends to fund the $40.2 million cash portion of the purchase price from a $350 million Senior Credit Facility with interest based on LIBOR. In addition, O&M intends to fund the repayment of the long-term debt of SMI and Midwest, certain of the long-term debt of O&M, and the working capital requirements associated with financing SMI's accounts receivables (see note
               4a) with  borrowings  under  the Senior  Credit  Facility.    For
               purposes of the pro forma statements, the assumption was made that the Senior Credit Facility was in place on January 1, 1993 with an average annual interest rate of 3.97%. This adjustment records pro forma interest expense on borrowings under the Senior Credit Facility net of interest previously recorded. A .125% variance on the annual interest rate would increase or decrease net income by approximately $160,000, net of income tax.

          (c) To adjust for reductions in selling, general and administrative expenses associated with the elimination of duplicate costs. Management expects that there will be significant cost reductions as SMI's business directly complements O&M's and that corporate administrative functions and certain distribution arrangements will be combined.

          (d) SMI and Midwest are qualified as S Corporations under the Internal Revenue Code as well as in a number of states in which they file tax returns. The historical financial statements of SMI and Midwest reflect only income taxes for states that do not recognize S Corporation status. This adjustment records income tax expense using an effective rate of 53.1% for SMI and 40.0% for Midwest, net of previously recorded state income tax expense. In addition, the adjustment utilizes a 41.9% tax rate to record the tax effect of the pro forma adjustments except for adjustments related to the amortization of goodwill.

          (e) To record the preferential annual dividend of $4.50 per share on the 1,150,000 shares of Series B Preferred Stock.

     (4)  Balance Sheet Adjustments

          (a) SMI sells its trade accounts receivables to SFC at a discount and receives cash for approximately 90% of the discounted eligible accounts and an interest bearing note for the remaining balance. Effective with the consummation of the Agreement of Exchange SMI's trade receivables will no longer be sold to SFC. This adjustment records pro forma accounts receivables for SMI of $82 million and pro forma borrowings to finance these receivables.

          (b) O&M intends to fund the $40.2 million cash portion of the purchase price from a $350 million Senior Credit Facility with interest based on LIBOR. In addition, O&M intends to fund the repayment of the long-term debt of SMI and Midwest, certain of the long-term debt of O&M, and the working capital requirements associated with financing SMI's accounts receivables (see note
               4a) with borrowings under the Senior Credit Facility. This adjustment records the net borrowings under these assumptions.

     (5)  Non-recurring Expenses and Service Charges to Affiliate

          The unaudited pro forma combined condensed statements of income include approximately $1.2 million of non-recurring expenses associated with SMI's negotiations to sell its business to a third party. Plans to sell SMI pursuant to these negotiations were terminated in February, 1993. In addition, the unaudited pro forma combined condensed statements of income include approximately $1.3 million of service charges to affiliate that will not be recurring to the combined company. These service charges relate to certain warehousing, delivery and administrative services SMI provided to an affiliate. The net effect of these non-recurring items increases pro forma primary and fully diluted net income per O&M common share by less than $.01.

     (6)  Restructuring Charges

          It is anticipated that certain non-recurring charges will result  from the combination of O&M and SMI which have not been reflected in the pro forma financial statements. These charges will be incurred pursuant to a restructuring plan currently under development and to be reflected as pre-tax restructuring charges in O&M's income statement during the year ending December 31, 1994.

          Simultaneous with the execution of the Agreement of Exchange with SMI, a portion of the restructuring charge comprised primarily of the costs related to the write down of certain O&M software, costs associated with the closure of certain O&M distribution facilities and severance costs associated with the termination of employees will be recorded. It is also anticipated that additional costs will be recorded as restructuring charges over the remainder of 1994 as these costs are incurred. The components of these costs anticipated to be incurred subsequent to the combination are the direct incremental costs to be incurred with respect to restructuring corporate administrative functions, and employee costs associated with relocation and distribution rationalization.

          The total  restructuring charges, whether incurred simultaneously with the closing of the SMI Exchange or later in 1994, are estimated to total $18.7 million on a pre-tax basis. Of this amount, approximately $2.5 million would represent a non-cash charge to earnings.

                   O&M COMMON STOCK PER SHARE PRICES AND DIVIDENDS

          The O&M Common Stock is listed on the NYSE. The following table sets forth the high and low sales prices per share as reported on the NYSE Composite Tape and the dividends paid by O&M on the O&M Common Stock for the below quarterly periods.

                                      High     Low    Dividend
     1991:
     First Quarter . . . . . .        13 3/8   9 3/8     .065
     Second Quarter  . . . . .        16       12 1/8    .075
     Third Quarter . . . . . .        18 3/4   15 1/2    .0525
     Fourth Quarter  . . . . .        24 1/4   19 1/2    .0525

     1992:
     First Quarter . . . . . .        21 3/4   16 7/8    .0525
     Second Quarter  . . . . .        19       16 1/2    .065
     Third Quarter . . . . . .        20       17        .065
     Fourth Quarter  . . . . .        22 3/4   17 3/4    .065

     1993:
     First Quarter . . . . . .        17 3/8   12 5/8    .0525
     Second Quarter  . . . . .        21       12 5/8    .0525
     Third Quarter . . . . . .        23 1/4   18 1/4    .0525
     Fourth Quarter  . . . . .        23 3/8   18        .0525

     1994:
     First Quarter . . . . . .        27 1/4   21 5/8    .0525


          On December 21, 1993, the last trading day prior the public announcement of the execution of the Agreement of Exchange, the last sales price of a share of O&M Common Stock as reported on the NYSE Composite Tape was $19 1/8. On March 31, 1994, the last sales price of a share of O&M Common Stock as reported on the NYSE Composite Tape was $22 3/4.

                 SELECTED FINANCIAL INFORMATION OF O&M

The following selected financial information for 1993, 1992 and 1991 presented below, with the exception of the balance sheet data for 1991, has been derived from O&M's audited consolidated financial statements included in the Proxy Statement/Prospectus. The balance sheet data for 1991 and the summary financial information presented below for 1990 and 1989 has been derived from audited consolidated financial statements previously filed with the Commission but not incorporated by reference in this Proxy Statement/Prospectus. The following information is qualified in its entirety by and should be read in conjunction with those consolidated financial statements and related footnotes thereto.

                                                                            Year ended December 31,
(In thousands, except per share data)                 1993            1992           1991           1990            1989
Income Statement Data(1):
Continuing operations:
       Net sales                                 $  1,396,971       1,177,298      1,021,014        916,709         708,089
       Cost of sales                                1,249,660       1,052,998        918,304        827,441         641,011

           Gross margin                               147,311         124,300        102,710         89,268          67,078

       Selling, general and administrative
         expenses                                     106,362          90,027         77,082         67,171          57,943
       Depreciation and amortization                    7,593           5,861          4,977          4,210           2,795
       Interest expense, net                            2,939           2,472          4,301          5,858           5,078

           Total expenses                             116,894          98,360         86,360         77,239          65,816

       Income before income taxes                      30,417          25,940         16,350         12,029           1,262

       Provision for income taxes                      11,900          10,505          6,681          4,634             628

           Net income from continuing
                 operations                            18,517          15,435          9,669          7,395             634

Net income from
       continuing operations                           $  .90            0.78           0.49           0.39            0.03

Cash dividends per share                               $  .21           0.165          0.132          0.115           0.115

Condensed Balance Sheet Data(2):
       Current assets                          $      282,163         229,075        266,896        249,425         226,114
       Property and equipment, net                     23,863          22,037         24,974         22,229          17,306
       Other assets                                    28,296          23,428         19,916         18,579          15,263

           Total assets                        $      334,322         274,540        311,786        290,233         258,683

       Current liabilities                     $      143,072         129,249        144,221        131,442          92,805
       Long-term debt                                  50,768          24,986         67,675         71,339          85,324
       Other noncurrent liabilities                     3,539           3,646          2,799          2,450           2,994
       Stockholders' equity                           136,943         116,659         97,091         85,002          77,560

           Total liabilities and stock-
               holders' equity                 $      334,322         274,540        311,786        290,233         258,683

(1) Amounts exclude discontinued operations related to divestitures of O&M's Wholesale Drug and Specialty Packaging Divisions and the cumulative effect of changes in accounting principles.

(2) The decreases in total assets and long-term debt in 1992 relate primarily to the divestitures of O&M's Wholesale Drug and Specialty Packaging Divisions.

SELECTED FINANCIAL INFORMATION OF SMI

The following summary sets forth selected financial data for SMI. This information should be read in conjunction with the Financial Statements and Notes to Financial Statements of SMI and "- Management's Discussion and Analysis of Financial Condition and Results of Operations of SMI" appearing elsewhere in this Proxy Statement/Prospectus.

                                                                      Eight months
                                                        Year ended         ended
                                                        December 31,  December 31,          Year ended April 30,
(In thousands)                                             1993           1992         1992      1991      1990      1989(2)
Income Statement Data(1):
Net sales                                                 $890,477       584,047      752,416   648,729   515,289    359,042
Cost of goods sold                                         793,879       521,796      664,773   571,631   451,685    320,916

       Gross profit                                         96,598        62,251       87,643    77,098    63,604     38,126

Warehouse, selling and administrative expenses              73,060        47,216       65,966    59,880    50,986     39,468
Depreciation and amortization                                7,922         6,082        7,871     6,603     6,461      5,391
Non-recurring expenses                                       1,184           914         -         -         -          -

       Operating income (loss)                              14,432         8,039       13,806    10,615     6,157     (6,733)

Discount on sale of trade receivables                       (3,350)       (2,782)      (5,312)   (5,535)     -         -
Interest expense                                            (3,536)       (2,580)      (6,567)   (8,844)  (15,324)   (11,400)
Service charges to affiliate and other(6)                    1,677           320          448       892     1,310        555

Income (loss) from continuing operations
  before income taxes                                        9,223         2,997        2,375    (2,872)   (7,857)   (17,578)
Income taxes(3)                                                476           234          121      (212)     (446)    (1,049)

Net income (loss) from continuing
  operations                                               $ 8,747         2,763        2,254    (2,660)   (7,411)   (16,529)

Pro Forma Income Statement Data(4):
Income (loss) from continuing operations
  before taxes                                             $ 9,223         2,997        2,375    (2,872)   (7,857)   (17,578)
Provision (credit) for pro forma income
  taxes                                                      4,898         1,898        1,721      (234)   (2,248)    (6,137)

Pro forma income (loss) from continuing
  operations                                              $  4,325         1,099          654    (2,638)   (5,609)   (11,441)

Condensed Balance Sheet Data(5):
Current assets                                            $129,371       140,746      136,764   113,000   162,398    134,228
Property and equipment                                      19,158        21,676       22,641    22,625    21,774     22,505
Other assets                                                30,191        33,266       34,546    39,412    41,001     43,075
Total assets                                               178,720       195,688      193,951   175,037   225,173    199,808
Current liabilities                                         87,163        96,852       88,072    77,504    66,182     47,698
Long-term debt                                              47,976        60,948       52,942    48,542   121,605    122,499
Stockholders' equity                                        43,581        37,888       52,937    48,991    37,386     29,611

(1) Amounts exclude the impact of discontinued operations related to the divestiture and spin-off of SMI's Surgical Implant Division in December 1992 and the sale of its General Surgery and Anesthesia Division in July 1993.

(2) Operating loss reflects approximately $4 million of additional expenses incurred as a result of integration and start-up expenses associated with acquired companies, and increased interest expense as a result of incurring acquisition-related debt and increased working capital requirements.

(3) SMI has been an S corporation since May 1, 1987, and has not been subject to federal income taxes since that date. Historical dividends per share are not presented because dividends were primarily for the purpose of covering shareholders' tax liabilities.

(4) Pro forma information reflects the pro forma effect of treating SMI as if it had been taxed as a C corporation for federal and state tax purposes.

(5) In June 1990, SMI entered into an agreement whereby it sells its trade accounts receivables (Receivables) to an affiliate, which in turn issues commercial paper secured by the Receivables. Proceeds from the sale of Receivables are used to reduce debt. See Note 5 to financial statements.

(6) The 1993 service charges to affiliate and other amount includes approximately $1.3 million of service charges to an affiliate that will not be recurring to the combined company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF SMI

Overview and Background

     SMI was founded in 1951 under the name Stuart's Drug and Surgical Supply, Inc. The current shareholders acquired all of SMI's capital stock along with several related companies on July 15, 1987 and merged these companies into SMI concurrent with the acquisition.

     During fiscal year 1989, SMI embarked on a strategic acquisition program that would enable it to become a leading distributor of medical supplies on a national basis. SMI acquired three businesses in 1988 and 1989 which added approximately $150 million to 1989 sales and expanded SMI's geographic territories into Indiana, Kentucky, the Mid-West, the West Coast and New England. Between 1990 and 1992 SMI opened new distribution facilities in or near Phoenix, Seattle, Memphis, Akron, Cincinnati, and Chicago, often in conjunction with exclusive distribution contracts with primary health care providers in those areas.

     On December 23, 1992, SMI's Board of Directors approved the divestiture and spin-off of SMI's Surgical Implant division ("SIP") into a newly created company named Stuart Medical Specialty, Inc., subsequently renamed National Medical Specialty, Inc. ("NMSI"), as of December 31, 1992. The SIP division consisted primarily of the sales and marketing of surgically implanted spinal and orthopedic devices to physicians and hospitals. The spin-off was recorded at the book value of the net assets of the SIP division which amounted to $21.2 million. In February 1993, SMI formally approved a plan whereby its General Surgery and Anesthesia division ("AIP") would be sold to NMSI. This transaction was completed on July 30, 1993 for consideration of $2.8 million and the assumption by NMSI of certain liabilities of the AIP division. Consequently, all financial information pertaining to the SIP and AIP divisions have been eliminated for the years under discussion.

     In January 1994, SMI acquired the medical supply distribution business of Midwest, located in Indianapolis, Indiana as discussed in footnote 15 of the notes to SMI's financial statements.

Change in Fiscal Year

     Effective December 31, 1992, SMI elected to change its fiscal year from the period ended April 30 to a December 31 calendar year. The reasons for this change include certain tax benefits related to S corporations, the business's lack of seasonality, and because a calendar year will facilitate industry comparisons.

Results of Operations

Fiscal Year Ended December 31, 1993 Compared to the Eight Months Ended December 31, 1992

     Revenues for the fiscal year ended December 31, 1993 were $890 million compared to $584 million (or $876 million annualized) for the eight months ended December 31, 1992. The modest annualized revenue increase of $14 million or 1.6% reflects market setbacks resulting from the failure in February 1993 of SMI and Baxter to reach an agreement on the terms and conditions of a proposed acquisition by Baxter of SMI. Approximately $70 million in revenues associated with the alternate care market in Michigan and acute care customers in Tennessee and California were lost, primarily because several customers and sales representatives in these markets left SMI in reaction to the failed proposed transaction. Moreover, SMI was virtually unable to bid on new business for a period of four months as a result of the uncertainty surrounding the failed proposed transaction. SMI regained momentum in the second half of fiscal 1993 through new business from significant vendors, further penetration in acute care and VHA business segments and the addition of new product lines which traditionally were sold by the manufacturer directly to customers.

     Gross margin as a percentage of sales increased .1% from 10.7% for the eight months ended December 31, 1992 to 10.8% for the fiscal year ended December 31, 1993. However, the 10.7% for the eight months ended December 31, 1992 reflects the following reductions (i) $600,000 or .1% from charges related to disputed vendor claims and (ii) $1.4 million or .2% from a change in SMI's inventory reserve estimate. Without these reductions, the adjusted gross margin percentage for the eight months ended December 31, 1992 would have been 11.0%. The .2% decline in gross margin for the period on an adjusted basis reflects the loss of certain alternate site business and increased sales to group purchasing organizations with fixed margins.

     Warehouse, selling and administrative expenses, including depreciation and amortization and non-recurring expenses, collectively referred to herein as operating expenses, as a percentage of sales remained relatively unchanged for the fiscal year ended December 31, 1993 compared to the eight months ended December 31, 1992.

     Operating income as a percentage of sales increased from 1.4% for the eight months ended December 31, 1992 to 1.6% for the fiscal year ended December 31, 1993. The increased profitability for the period was a result of the modest increase in sales volume and gross margin described above.

     SMI provides certain warehouse, administration, accounting and information systems services to NMSI for a service charge ($1.3 million for the fiscal year ended December 31, 1993) under written contracts. As contemplated by the Agreement of Exchange, these written agreements will terminate June 30, 1994.

     Interest expense and discount on sale of trade receivables, herein referred to as interest expense, declined from $5.4 million (or $8.0 million annualized) for the eight months ended December 31, 1992 to $6.9 million for the fiscal year ended December 31, 1993. The reduction in interest expense reflects lower interest rates, improved asset management and increased cash flow from the return of a $5.1 million federal tax deposit resulting from SMI's change to a December 31 fiscal year end. See " - Liquidity and Capital Resources -."

Eight Months  Ended December 31, 1992 Compared to Fiscal Year Ended April 30,
1992

     Revenues for the eight months ended December 31, 1992 amounted to $584 million (or $876 million annualized), which represented an increase of $124 million or 16% compared to the fiscal year ended April 30, 1992. SMI experienced strong sales growth in all customer groups, with the majority of the increase attributable to greater penetration in hospitals under specific corporate contracts, primarily VHA, and the opening of a new distribution facility in the Milwaukee/Chicago market. Access to this marketplace resulted in additional annualized sales of approximately $15 million. In general, SMI's overall sales improvement also reflected nationwide increased spending for health care services.

     Gross margin as a percentage of sales declined .9% from 11.6% for the fiscal year ended April 30, 1992 to 10.7% for the eight months ended December 31, 1992. As mentioned above, the adjusted gross margin percentage for the eight months ended December 31, 1992 of 11.0% is more representative of the on-going business for the period. Greater concentrations of lower margin VHA sales and continued influence of hospital purchasing groups alliances are the principal factors which contributed to the decline in gross margin percentage.

     Operating expenses as a percentage of sales declined from 9.8% for the fiscal year ended April 30, 1992 to 9.3% for the eight months ended December 31, 1992 (9.1%, excluding non-recurring expenses of $914,000). Strong sales growth in the fourth quarter of calendar 1992 and the synergies realized from combining the operations of a merged company with SMI's operations during fiscal year ended April 30, 1992 were primarily responsible for the reduction in expenses as a percentage of sales.

     Operating income as a percentage of sales decreased from 1.8% for the fiscal year ended April 1992 to 1.4% for the eight months ended December 31, 1992. The reduced profitability reflected SMI's reduced gross margin percentages and non-recurring expenses.

     Interest expense declined from $11.9 million for the fiscal year ended April 30, 1992 to $5.4 million (or $8.0 million annualized) for the eight months ended December 31, 1992. The reduction in interest expense reflected lower interest rates, improved asset management and the repayment of $6.l million on term, real estate and equipment loans throughout the eight months ended December 31, 1992.

Fiscal Year Ended April 30, 1992 Compared to Fiscal Year Ended April 30, 1991

     Revenues increased $103.7 million (16%) from $648.7 million for the fiscal year ended April 30, 1991 to $752.4 million for the fiscal year ended April 30, 1992. The majority of the increase was due to sales to hospitals under specific corporate contracts, other than VHA, particularly in the West Coast and New England territories. In general, SMI's overall sales improvement also reflected the nationwide increased spending for health care services.

     As a percentage of sales, gross margin decreased slightly, from 11.9% in the fiscal year ended April 30, 1991 to 11.6% in the fiscal year ended April 30, 1992. The increase within the overall sales mix of lower margin sales to hospital purchasing groups was the primary reason for this margin reduction.

     One of SMI's strategies during the fiscal year ended April 30, 1992 was to control operating expenses through the centralization of support functions in its Greensburg, Pennsylvania corporate offices and through productivity improvements brought about by SMI's MIS systems. As a result, for the fiscal year ended April 30, 1992 operating expenses as a percentage of sales decreased to 9.8% as compared to 10.2% for the fiscal year ended April 30, 1991. However, in total dollars, operating expenses increased by $7.3 million (11.0%) to $73.8 million for the fiscal year ended April 30, 1992, compared to $66.5 million for the fiscal year ended April 30, 1991. The increase in the total dollars reflected increased occupancy costs for expanded facilities in several locations, expansion of SMI's information systems capabilities and inflationary pressures. These increases were partially offset by the cost control strategies discussed above.

     Operating profits increased by $3.2 million to $13.8 million (1.8% of sales) for the fiscal year ended April 30, 1992, compared to $10.6 million (1.6% of sales) for the fiscal year ended April 30, 1991. The increased sales volume and cost controls described above were the primary reasons for the profit improvement.

     Interest expense decreased $2.5 million to $11.9 million for the fiscal year ended April 30, 1992, compared to $14.4 million for the fiscal year ended April 30, 1991, primarily due to lower interest rates.

Fiscal Years Ended April 30, 1990 and 1989

     As described in " - Overview and Background," SMI made several acquisitions during fiscal 1989. The combination of increased sales at lower margins and a $27.9 million increase in operating expenses generated an operating loss for the fiscal year ended April 30, 1989. Approximately $19.5 million of the increase in operating expenses resulted from the aforementioned acquisitions; $15 million of this increase represented the normal recurring expenses of the new distribution centers, while $4 million resulted from non-recurring expenses from the Eastern Hospital Supply business acquisition, including the termination costs of related employment agreements, moving costs to a new facility and increased costs and expenses for corporate personnel to facilitate the conversion. The remainder of the 1989 operating expense increase resulted from enhancements to SMI's overall operating systems, information systems, and management and sales force capabilities, which were necessary to support a national organization.

     Interest expense for 1989 increased by $5.1 million as the result of additional borrowings to finance the 1989 acquisitions and the increased working capital required to support the higher sales levels.

     The net loss from continuing operations for the fiscal year ended April 30, 1990 resulted from expenses associated with the opening of two new distribution facilities and a $3.9 million increase in interest expense associated with the full year of acquisition financings.

Liquidity and Capital Resources

Asset Management

     Through improved asset management, SMI has been able to increase inventory turnover from approximately six times for the fiscal year ended April 30, 1990, to approximately seven times for the year ended December 31, 1993.

     SMI's operations have required a relatively low investment in property and equipment with net fixed assets comprising only 11% of total assets at both December 31, 1992 and December 31, 1993. SMI leases most of its distribution facilities under operating leases with terms ranging from one to five years. The lease rates for those facilities are competitive for the various marketplaces and the use of leases provides SMI with the needed flexibility to fulfill future growth needs. While no decision has been made with respect to the need for additional facilities, management believes that any such needs would be satisfied with leased facilities and that the impact on the financial statements would not be material.

     Net cash flows from operations declined $6.6 million from $21.0 million to $14.4 million for the eight and twelve month periods ended December 31, 1992 and 1993, respectively. The decline in operating cash flows primarily reflects an $8 million reduction in accounts payable and accrued expenses offset by an $1.8 million increase in inventory and other assets.

Leverage

     SMI has financed its operations primarily through cash generated from operations and from borrowings under term and revolving facilities from a group of commercial banks. Borrowings under SMI's revolving credit facility vary during the year based upon the cash needs of SMI. At December 31, 1993, the amount outstanding under the revolving credit facility was $46 million. The facility is secured primarily by inventory, certain property and equipment, and a note receivable from an affiliate, SFC, and allows for borrowings of the lesser of $85 million or 65% of SMI's qualifying inventories. Since June 1990, SMI has sold its trade accounts receivables ("Receivables") on a nonrecourse basis to SFC, which issues commercial paper to finance its purchase of the Receivables. Effective with the consummation of the Agreement of Exchange, SMI will no longer sell its Receivables to SFC. It is anticipated that future working capital requirements will be financed through debt facilities maintained by O&M Holding.

     SMI believes that cash flow from operations, the sale of Receivables to SFC and the borrowings under the revolving credit facility provide sufficient funds to meet SMI's working capital and capital expenditure requirements.

Inflation

     Inflation has affected SMI's sales and operating expenses. It is SMI's policy to pass through price increases from suppliers. However, these increases are offset where possible with savings in productivity and volume.

VHA Agreement

     SMI entered into a new supply agreement with VHA in November 1993.
Under the provisions of the new agreement, commencing on April 1, 1994, SMI began to sell products to VHA-member hospitals and affiliates on a cost-plus basis that varies based generally upon dollar volume of purchases and percentage of total products purchased from SMI. Accordingly, as SMI's sales to and penetration of VHA-member customers increase, the cost-plus pricing available to such customers decreases. Prior to April 1, 1994, products were sold on a straight cost-plus basis. Although the new cost-plus pricing formulation is likely to reduce SMI's overall gross margin, any such reduction may be offset in whole or in part by the combined effect of increased sales to and penetration of VHA-member customers resulting from the new pricing formulation, additional amounts that SMI may charge such customers for certain value-added services, and operating efficiencies and economies of scale associated with increased sales to VHA-member customers.

Healthcare Reform

     The current government focus on healthcare reform and the escalating cost of medical care has increased pressures on all participants in the healthcare industry to reduce the costs of products and services. The healthcare industry has recently been characterized by the consolidation of separate health care providers into larger entities and the growth of larger and more sophisticated purchasing groups which have demanded increasingly sophisticated and customized cost-containment and inventory management programs from medical supply distributors. In addition, these groups have exerted considerable leverage in reducing pricing. As a result of the foregoing, SMI's ability to compete effectively and to maintain its margins will depend to a significant extent on its ability to develop innovative programs to address its customer's needs for cost-containment while realizing operating efficiencies, including those resulting from consolidation of its customer base.

Legal Proceedings

     There are no legal proceedings pending to which SMI is a party or to which any of its properties is subject, other than routine litigation incidental to its business which is covered by insurance or which is not expected to have a material adverse affect on SMI. Most of the manufacturers whose products are distributed or marketed by SMI have executed indemnification agreements, sometimes called "vendor endorsements," under which such manufacturers agree to indemnify and hold SMI harmless from and against any claims, losses or liabilities SMI may suffer or incur as a result of products liabilities and other claims arising out of the use of such manufacturers' products.

                         INFORMATION CONCERNING SMI

Introduction

     SMI is the nation's third largest distributor of medical products and supplies. SMI distributes a wide variety of disposable medical and surgical products, (e.g. syringes, sutures, pads and latex gloves), as well as non-technical medical equipment through a network of 16 primary distribution centers and five satellite distribution centers serving hospitals, nursing homes, clinics, surgical centers and physicians in 39 states. SMI's business is focused on providing services, including inventory and information management and other value-added services, to its suppliers and customers and providing an extensive array of national brand medical and surgical products to its customers.

General Development of Business

     SMI was founded in 1951 as Stuart Drug and Surgical Supply and was incorporated in Pennsylvania in 1959 under the name Stuart's Drug and Surgical Supply, Inc. On July 15, 1987, members of the Henry L. Hillman family, a trust controlled by Mr. Hillman, Howard B. Hillman and Tatnall L. Hillman acquired Stuart's Drug and Surgical Supply, Inc. and related companies from its founding family.

     Because SMI is an "S Corporation," SMI pays annual dividends to its shareholders in amounts approximately equal to their federal and state income tax liability.

     Since its founding, SMI has grown by increasing its market share in territories in which it operates, by expanding into new geographic areas through acquisitions and by opening new facilities. SMI was originally founded to provide medical and surgical equipment and supplies to hospitals, clinics and physicians in southwestern Pennsylvania. Through the opening of new facilities and a number of acquisitions undertaken primarily since 1987, SMI now operates in 39 states.

Hospital Customers

     Hospitals constitute the largest single customer group of SMI. Sales to hospital customers grew at a compound rate of 16% over the past three fiscal years primarily due to an expanded hospital customer base, increased sales to existing hospital customers and geographic expansion of SMI's distribution network.

     Substantially all of SMI's hospital customers are affiliated with health care alliances. Health care alliances represent hospital purchaser groups which concentrate negotiation and buying power with respect to services such as medical supply. In addition, health care alliances assist member hospitals in negotiating contract pricing with manufacturers and distributors for the most commonly used medical products and supplies. Hospitals typically are members of several health care alliances and are not obligated to utilize the manufactures or distributors with whom contract pricing have been negotiated. The health care alliances cannot ensure that any of their members will utilize any particular distribution arrangement and do not issue purchase orders or collect funds on behalf of their member hospitals. Approximately 86% of SMI's sales to health care alliance members are on a negotiated cost-plus basis.

     The largest health care alliance serviced by SMI is VHA, the largest health care alliance in the United States with approximately 953 locally owned, not-for-profit hospitals and their affiliates. SMI arranges for the ordering, storage and/or delivery of medical products that the hospital members of VHA purchase from manufacturers pursuant to purchasing agreements with such manufacturers. In addition, SMI makes available to such hospitals certain additional products and services not covered by such purchasing agreements.

     Since 1988, SMI has been an authorized distribution agent for VHA.
Under SMI's agreement with VHA, on April 1, 1994 products began to be sold to VHA members and affiliate hospitals on a declining cost-plus basis, based upon the dollar volume of quarterly purchases, the percentage of total products purchased from SMI, payment terms and electronic order entry utilization levels. Prior to April 1, 1994, products were sold on a cost-plus basis that did not adjust for dollar volumes or level of hospital penetration. SMI also earns additional fee income under its agreement with VHA for certain services provided to hospital members and manufacturers. The agreement with VHA has a three-year term and may be cancelled by either party upon 90 days written notice.

     During SMI's fiscal year ended April 30, 1992, the eight months ended December 31, 1992 and the fiscal year ended December 31, 1993, no single customer accounted for 10% or more of SMI's total revenues. Revenues derived from SMI sales made to member VHA hospitals pursuant to SMI's agreement with VHA aggregated $350 million (46% of revenues), $283 million (48% of revenues) and $460 million (52% of revenues) for the fiscal years ended April 30, 1992, eight months ended December 31, 1992, and fiscal year ended December 31, 1993, respectively.

Alternate Site Customers

     Primarily in its eastern region, SMI also serves alternate site customers, such as nursing homes, clinics, surgery centers and physicians' offices. SMI considers this segment of the market to be important to SMI's strategic growth. Free standing surgical centers, emergency centers, clinics and other alternate sites are becoming increasingly popular with health care consumers because of their ability to offer reduced prices and convenience to health care consumers. The number of private physician practices, long-term care facilities, specialty diagnostic and treatment facilities and home health care providers is also increasing. The evolution of integrated health care facilities where hospitals and physicians are combining has elevated the need for distributors to service both markets effectively and efficiently. Currently, the product supply market for the alternate site sector is highly fragmented with hundreds of companies providing medical products to these facilities.

Services

     SMI provides its hospital customers with a variety of inventory management services that are designed to help reduce overall inventory handling and carrying costs. These services include the following:

Electronic Order Entry

     SMI's information systems are complemented by an electronic order entry system that enables customers to transmit orders electronically to SMI's mainframe system. Approximately 65% of all orders are currently placed with SMI in this manner. SMI's computer system confirms the order to the customer and instantly verifies item, price and quantity that will be shipped. SMI currently provides these services to approximately 750 of its hospital customers.

Customer Management Reports

     SMI produces management reports for its customers, including forecasting profiles, inventory management reports and historic information on product utilization and pricing. These reports enhance the ability of hospitals to reduce their investment in inventory. SMI assists hospital management in implementing and maintaining contracts with suppliers by providing contract information such as pricing, contract date and advanced notification of any contract expirations.

Just-In-Time/Stockless Programs

     SMI's Just-In-Time ("JIT") program enables hospital customers to minimize inventory requirements, reduce or eliminate warehouse space and reduce the number of personnel required to handle inventory. Under the JIT inventory program, the hospital receives frequent deliveries from a distributor thereby enabling it to significantly reduce its inventory.

     SMI's stockless program eliminates a customer's on site inventory by providing direct deliveries to individual hospital departments, often several times per day and seven days per week. Under SMI's stockless program, SMI essentially serves as the hospital's storeroom. The benefits of a stockless program include reducing costs of inventory beyond that achievable through a JIT program, eliminating the costs to the hospital of operating a storeroom, reducing costs of product obsolescence and achieving economies for the hospital in purchasing and materials management.

Other Value-Added Services

     SMI also offers many other "value-added" services to its customers, including consulting services with respect to warehouse operations and other inventory-related matters, logistic programs designed to enhance hospital operational efficiencies, rush order deliveries, guaranteed inventories, small unit delivery, consolidated and electronic invoicing and electronic price change notification.

Management Information Systems

     SMI's management information systems ("MIS Systems") provide the essential tools that enable SMI to offer a full range of inventory management and other customized services to its customers. SMI has made substantial investments to develop and enhance its MIS Systems to meet the rapidly changing requirements of its customers and suppliers and to provide continuing opportunities to maximize the efficiency of its operations. The MIS Systems department has approximately 100 employees. SMI's MIS Systems enable SMI to control, coordinate and monitor customer order entries, to coordinate and control all shipping instructions, to monitor inventory requirements of customers and to forecast customer requirements and corresponding inventory availability. The MIS Systems also enable SMI to produce various reports for its customers and suppliers, including updating reports pertaining to product availability and pricing.

     SMI's MIS Systems include electronic data interchange ("EDI") for communicating with its suppliers and customers. EDI is a method by which business data may be communicated electronically between computers in standardized formats (such as purchase orders, invoices, shipping notices and remittance advice) in lieu of conventional paper documents. The benefits of EDI include reductions in paper handling, storage requirements, errors and administrative processing expenses.

Operations

     SMI has 16 primary and five satellite distribution centers that carry inventories to SMI's regional and local markets. SMI's distribution network is divided into an Eastern, Central and Western region, with five or more primary distribution centers located in each region. SMI utilizes a "hub and spoke" distribution system, with SMI's 16 primary distribution centers each being a "hub" and its five satellite distribution centers being "spokes," or pickup points, from which inventories initially shipped from the "hubs" are transported to customers. This type of organization enables SMI to respond to customer product needs on a timely basis and to make deliveries on a 24-hour (or more frequent) basis and achieve order "fill" rates of higher than 95%.

     SMI delivers most of its orders and all of its hospital orders with its own fleet of trailers and tractors. Service is daily (seven days per week) to a customer, if necessary, and most orders are delivered within 24 to 48 hours. Hospital customers that are on a stockless inventory management program frequently receive deliveries seven days a week and several times per day.

     SMI maintains inventories of more than 122,000 different medical and surgical products. SMI employs state-of-the-art systems and techniques in warehousing, including the use of bar-coded labels that identify location, routing and inventory picking and replacement. SMI's MIS Systems enable SMI to achieve efficient inventory management through the constant production of forecasting report, product utilization reports and pricing reports. SMI's annual inventory turnover rates have increased from approximately six times for the fiscal year ended April 30, 1990 to approximately seven times for the fiscal year ended December 31, 1993.

Purchasing and Suppliers

     Purchasing is centralized at SMI's headquarters facility in Greensburg, Pennsylvania. SMI's computerized inventory management system and electronic data interchange link-ups with many of its suppliers enable it to make purchases and manage its own inventories more efficiently. SMI's inventory management program continuously monitors product utilization to minimize inventory investment and maximize inventory turnover.

     SMI stocks and distributes medical products from many manufacturers. The suppliers of medical products distributed by SMI include major manufacturers that supply national brand products and hundreds of smaller manufacturers that supply specialty products or more limited product lines. SMI's largest suppliers include Johnson & Johnson, Inc., Minnesota Mining & Mfg. Co., Beckton Dickinson & Co., Kendall, Kimberly-Clark Corporation, Sherwood Medical Company (a subsidiary of American Home Products), Abbott Laboratories, DeRoyal, C.R. Bard, Hudson, and Proctor and Gamble. For the fiscal year ended December 31, 1993, more than 6,000 different types of products purchased from more than six divisions of Johnson & Johnson, Inc. accounted for approximately 20% of the aggregate cost of the products purchased by SMI for resale. Product purchases from the ten largest suppliers in 1993 totaled $450 million, or 52% of SMI's total product purchases (net of manufacturers' rebates) in 1993.

Sales and Marketing

     SMI focuses its marketing efforts on creating "partnerships" with current and prospective hospital customers to reduce the customer's overall operating costs. SMI's inventory management services are at the center of this relationship and are supported by a philosophy of offering maximum flexibility in meeting customers' needs. This flexibility is made possible by SMI's centralized and information-driven operational approach in combination with the efficiencies and economies of scale provided by its national distribution network.

     SMI employs a sales and marketing organization of approximately 120 hospital sales representatives and 26 alternate site sales representatives. SMI's sales force is supported and augmented by a corporate staff engaged in marketing, supplier relations, customer relations and product management. Senior management works closely with local and regional personnel in the marketing of SMI's inventory management capabilities and building customer relationships.

Employees

     SMI has approximately 1,100 employees, of whom approximately 270 are located at its headquarters in Greensburg, Pennsylvania, and the balance at its primary and satellite distribution centers. None of SMI's employees are members of unions. SMI has never experienced any work stoppage and believes its relations with its employees are satisfactory.

Facilities

     SMI owns or leases offices, warehouses and shipping terminals in a number of locations throughout the United States. The following table sets forth the location and square footage of each of the primary and satellite distribution centers. Primary distribution centers, which are known as "hubs" in SMI's "hub and spoke" distribution system, contain warehousing facilities and offer a full range of customer services. Satellite distribution centers, which are known as "spokes" in the same system, are either shipping terminals or are customer-specific facilities.

                                                         Sq. Footage
    Distribution CenterNature of Facility Owned/Leased   (Approximate)

    Greensburg, PA          Primary          Owned    237,000
    (Pittsburgh area)
    Denver, CO              Primary          Leased    85,500
    Erlanger, KY            Primary          Leased    80,500
    (Cincinnati area)
    Franklin, MA            Primary          Leased   147,000
    (Boston area)
    Kent, WA                Primary          Leased    36,000
    (Seattle area)
    Memphis, TN             Primary          Leased    66,000
    Phoenix, AZ             Primary          Leased    41,000
    Plymouth, MI            Primary          Leased    80,500
    (Detroit area)
    Kansas City, MO         Primary          Leased    96,000
    Northbrook, IL          Primary          Leased    30,000
    (Chicago area)
    LaMirada, CA            Primary          Owned     90,880
    (Los Angeles area)
    Indianapolis, IN        Primary          Leased    63,000
    Livermore, CA           Primary          Leased   104,928
    (San Francisco area)
    Little Rock, AR         Primary          Leased    29,000
    Modagore, OH            Primary          Leased    27,500
    (Akron area)
    Allentown, PA           Primary          Leased    34,000
    Earth City, MO          Satellite        Leased     7,500
    (St. Louis area)
    Vestal, NY              Satellite        Leased     3,500
    Dunkirk, NY             Satellite        Leased     3,200
    Columbus, OH            Satellite        Leased    10,000
    Fort Wayne, IN          Satellite        Leased     3,500

SMI believes that its facilities are adequate to carry on its business as currently conducted.

COMPARISON OF RIGHTS OF HOLDERS OF O&M
COMMON STOCK AND O&M HOLDING COMMON STOCK

     The following is a summary of material differences between the rights of holders of O&M Common Stock and O&M Holding Common Stock. Because each of O&M and O&M Holding is organized under the laws of Virginia, such differences arise from variations between the respective articles and bylaws of O&M and O&M Holding.

Business Combinations

     The O&M Articles of Incorporation include a provision requiring special approval of certain business combinations with a person owning 5% or more of any class of the outstanding capital stock of O&M (an "Affiliated Shareholder"). A business combination with an Affiliated Shareholder requires approval by holders of more than two-thirds of the outstanding shares of O&M capital stock, excluding the shares held by the Affiliated Shareholder. In addition, the shares held by the Affiliated Shareholder must be voted in favor of the business combination.

     Under a provision of the VSCA enacted in 1987, for a period of three years after the date on which such person becomes a 10% owner, certain "affiliated transactions" with a person owning 10% or more of any class of a corporation's outstanding voting shares must be approved by a majority of the disinterested directors and holders of two-thirds of the voting shares, other than shares held by such 10% holder. Under the VSCA, "affiliated transactions" include mergers, statutory share exchanges for any class of stock, recapitalizations and sales of assets other than in the ordinary course of business. In addition, the VSCA provides that a person acquiring voting shares within certain specified ranges (beginning with 20%) of a corporation's shares entitled to vote in the election of directors does not have voting rights with respect to the acquired shares unless such rights are approved by holders of a majority of the voting shares other than shares held by the acquiring person.

     In view of the above VSCA provisions, the O&M Holding Articles of Incorporation do not include the shareholder approval requirement with respect to transactions with an Affiliated Shareholder provided for in the O&M Articles of Incorporation.

Election of Directors

     Each of the O&M Articles of Incorporation and the O&M Holding Articles of Incorporation provides for a classified board of directors under which approximately one-third of the total number of directors are elected each year for three-year terms. In addition, the O&M Holding Articles of Incorporation provide that, as long as any share of Series B Preferred Stock remains outstanding, the holders of Series B Preferred Stock will be entitled to elect the Series B Preferred Stock Director. Such director is in addition to the number of directors to be elected by the holders of O&M Holding Common Stock. See " - Operation of O&M Holding After the Exchanges - Directors and Officers."

     The Agreement of Exchange provides that, as long as the SMI Shareholders collectively have the right to vote at least 5% of the outstanding shares of O&M Holding Common Stock, O&M Holding will exercise all authority under applicable law and subject to fiduciary obligations of the members of the O&M Holding Board to cause a SMI Shareholders' Nominee acceptable to the O&M Holding Board to be included in the slate of nominees recommended by the O&M Holding Board to the holders of O&M Holding Common Stock for election as directors at annual meetings of shareholders of O&M Holding. See " - Operation of O&M Holding After the Exchanges Directors and Officers."

Voting Rights

     The holders of O&M Common Stock have one vote per share on all matters. The holders of O&M Holding Common Stock will have one vote per share and will vote together as a single class with the holders of the Series B Preferred Stock on all matters, except as otherwise provided by Virginia law, with respect to certain amendments to the O&M Holding Articles of Incorporation and bylaws and in the election of the Series B Preferred Stock Director.
Each share of Series B Preferred Stock is entitled to the number of votes equal to the Preferred Conversion Ratio, which initially will be 4.04. See
" - Creation of O&M Holding Company - Capitalization of O&M Holding."

     In the Agreement of Exchange, each of the SMI Shareholders has agreed that as long as the SMI Shareholders own any shares of Series B Preferred Stock or the SMI Shareholders and their Affiliates collectively own 5% or more of the outstanding shares of O&M Holding Common Stock, he will vote his shares of Series B Preferred Stock or O&M Holding Common Stock, as the case may be, in the same proportion as the votes cast on such matter by all other holders of the O&M Holding Common Stock (excluding certain holders of 5% or more of the outstanding shares of O&M Holding Common Stock). Such voting agreement does not apply to matters that would amend the terms of the Series B Preferred Stock or would amend the O&M Holding Articles of Incorporation or bylaws to adversely affect the relative rights and preferences of the Series B Preferred Stock. See " - The Agreement of Exchange - Restrictions Applicable to the SMI Shareholders' O&M Holding Capital Stock - Voting Agreement." In addition, the voting agreement does not apply to the SMI Shareholders' vote with respect to the election of the Series B Preferred Stock Director or to the SMI Shareholders' nominee. See " - Operation of O&M Holding After the Exchanges - Officers and Directors."

Dividends

     Holders of O&M Common Stock are entitled to dividends at such rates as may be determined from time to time by the O&M Board subject to the preferential rights of any shares of cumulative preferred stock of O&M that may be outstanding from time to time. No such shares are now outstanding.
No dividends, other than a dividend in O&M Holding Common Stock or Junior Stock, may be paid or declared to the holders of the O&M Holding Common Stock unless all accrued dividends on each outstanding share of Series B Preferred Stock and any dividend preference of any other outstanding series of Cumulative Preferred Stock have been fully paid or declared and set apart for payment. The Series B Preferred Stock is entitled to a cumulative preferential dividend of $4.50 per share. If all accrued dividends on the outstanding shares of Series B Preferred Stock and any dividend preference of any other outstanding series of Cumulative Preferred Stock have been declared and paid or set aside for payment, then the O&M Holding Board may pay dividends to the holders of O&M Holding Common Stock. See " - Creation of O&M Holding - Capitalization of O&M Holding - Series B Preferred Stock - Dividend Rights."

Liquidation

     As long as no shares of any series of cumulative preferred stock of O&M are outstanding, the holders of O&M Common Stock are entitled to all assets of O&M in the event of any dissolution, liquidation or winding up of the affairs of O&M. After payment of a $100 per share liquidation preference plus accrued and unpaid dividends to the holders of the outstanding shares of Series B Preferred Stock and any other liquidation preference of any outstanding shares of any series of Cumulative Preferred Stock, the remaining assets will be paid or distributed to the holders of O&M Holding Common Stock. See " - Creation of O&M Holding - Capitalization of O&M Holding - Series B Preferred Stock - Liquidation Rights."

                               LEGAL OPINIONS

     The validity of the shares of O&M Holding Common Stock offered by this Proxy Statement/Prospectus will be passed upon for O&M and O&M Holding by Drew St. J. Carneal, Esq., Senior Vice President and Corporate Counsel of O&M. It is a condition of the Agreement of Exchange that Hunton & Williams also deliver to O&M an opinion concerning certain federal income tax consequences of the Exchanges. See " - The Agreement of Exchange - Conditions to the Exchanges."

                                   EXPERTS

     The financial statements of Stuart Medical, Inc. at December 31, 1993 and 1992, and for the year ended December 31, 1993, the eight-month period ended December 31, 1992, and the years ended April 30, 1992 and 1991, included herein have been audited by Ernst & Young, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of O&M as of December 31, 1993 and 1992 and for each of the years in the three year period ended December 31, 1993 included herein have been audited by KPMG, independent public accountants, as set forth in their report thereon included herein. Such consolidated financial statements are included herein in reliance upon the report of KPMG and upon the authority of such firm as experts in accounting and auditing.

                     PROPOSAL 2:  ELECTION OF DIRECTORS

     In February, 1994, the O&M Board adopted an amendment to O&M's bylaws, to become effective on the date of the Annual Meeting, reducing the number of directors from 12 to 10. This reduction would eliminate vacancies created due to the death of long-time director W. Roy Smith in September, 1993, and the retirement of Chairman G. Gilmer Minor, Jr. at the time of the Annual Meeting. A new Chairman will be elected by the O&M Board at its meeting following the Annual Meeting. The O&M Board will remain divided into three classes, with one class being elected every year for a term of three years. Three nominees are expected to be elected at the Annual Meeting to serve for a term of three years and one nominee to serve for two years, until their successors are elected and have qualified. The remaining six directors will continue to serve as set forth below. Each of the nominees is currently a director of O&M and has agreed to serve if elected. Unless otherwise directed, a proxy will be voted for the four nominees shown below. If some unexpected occurrence should, in the judgment of the O&M Board, make necessary the substitution of some other person for any of the nominees, the shares represented by proxies will be voted for such other person as the O&M Board may select, or the O&M Board may amend the bylaws to reduce the number of directors to the total of the remaining nominees and any such substitute nominee or nominees in which case the shares represented by proxies shall be voted for the remaining nominees and any such substitute nominee or nominees. No proxy can be voted for more than four persons.

     The election of each nominee for director requires the affirmative vote of the holders of a plurality of the shares of O&M Common Stock cast in the election of directors. Votes that are withheld and Broker Shares that are not voted in the election of directors will not be included in determining the number of votes cast.

     The names and ages of the nominees and continuing directors, their principal occupation or employment during the past five years and other relevant data regarding them as of March 14, 1994, based on information received from the respective nominees and continuing directors, are set forth below. Each of the nominees and the directors has served continuously since the year he or she joined the O&M Board.

Nominees for Election to the O&M Board

FOR THE THREE-YEAR TERM EXPIRING APRIL 1997:

               WILLIAM F. FIFE
               DIRECTOR SINCE 1962
PHOTOGRAPH
               William F. Fife, 72, served as Executive Vice President of O&M from 1987 until his retirement in 1991. Mr. Fife has been a director of O&M since 1962 and is a member of the Audit and Executive Committees.


               JAMES E. UKROP
               DIRECTOR SINCE 1987
PHOTOGRAPH
               James E. Ukrop, 56, is President and Chief Executive Officer of Ukrop's Super Markets, Inc., a retail grocery chain. Mr. Ukrop has been a director since 1987 and is a member of the Compensation & Benefits and Strategic Planning Committees. Mr. Ukrop also serves as a member of the Boards of Directors of Richfood Holdings, Inc. and Legg Mason, Inc.

               JAMES E. ROGERS
               DIRECTOR SINCE 1991
PHOTOGRAPH
               James E. Rogers, 49, is Managing Director of SCI Investors Inc. and Chairman of Custom Papers Group Inc., a paper manufacturing company. From 1991 to 1992, Mr. Rogers served as President and Chief Executive Officer of Specialty Coatings International Inc. Prior to joining Specialty Coatings International in 1991, Mr. Rogers served as Senior Vice President and Group Executive of James River Corporation. Mr. Rogers has been a director since 1991 and is Chairman of the Compensation & Benefits Committee and a member of the Executive and Strategic Planning Committees. Mr. Rogers also serves on the Boards of Directors of Wellman, Inc. and Caraustar Industries, Inc.

FOR THE TWO YEAR TERM EXPIRING APRIL 1996:

               VERNARD W. HENLEY
               DIRECTOR SINCE 1993
PHOTOGRAPH
               Vernard W. Henley, 64, is Chairman of the Board, President and Chief Executive Officer of Consolidated Bank and Trust Company, Richmond, Virginia. Mr. Henley has been a director since July, 1993, and is a member of the Audit Committee.

Members of the O&M Board Continuing in Office

TERMS EXPIRING APRIL 1996:

               G. GILMER MINOR, III
               DIRECTOR SINCE 1980
PHOTOGRAPH
               G. Gilmer Minor, III, 53, is President and Chief Executive Officer of O&M. Mr. Minor has been a director since 1980 and is Chairman of the Executive Committee and a member of the Strategic Planning Committee. Mr. Minor also serves as a member of the Boards of Directors of Crestar Financial Corporation and Richfood Holdings, Inc. Mr. Minor is the son of G. Gilmer Minor, Jr., retiring Chairman of the Board, and nephew of Philip M. Minor, Vice Chairman.

              R.E. CABELL, JR.
               DIRECTOR SINCE 1962
PHOTOGRAPH
               R.E. Cabell, Jr., 70, Of Counsel with the law firm of Williams, Mullen, Christian & Dobbins. Mr. Cabell has been a director since 1962 and is Chairman of the Audit Committee and a member of the Executive Committee.


TERMS EXPIRING APRIL 1995:

               E. MORGAN MASSEY
               DIRECTOR SINCE 1988
PHOTOGRAPH
               E. Morgan Massey, 67, is President and Chief Executive Officer of South American Coal, N.V. and Chairman Emeritus of A.T. Massey Coal Company, Inc., both coal companies. Mr. Massey served A.T. Massey Coal Company, Inc. as Chairman and Chief Executive Officer in 1991, and as President and Chief Executive Officer from 1972 to 1990. Mr. Massey has been a director since 1988 and is a member of the Audit and Strategic Planning Committees. Mr. Massey also serves as a member of the Board of Directors of Fluor Corporation, as Chairman of the Massey Cancer Center Advisory Board, Richmond,Virginia, and Vice Chairman of the U.S. Energy Association, Washington, D.C.


               PHILIP M. MINOR
               DIRECTOR SINCE 1942
PHOTOGRAPH
               Philip M. Minor, 78, is Vice Chairman of the Board of O&M. Mr. Minor has been a director since 1942 and is a member of the Audit Committee.




               JAMES B. FARINHOLT, JR.
               DIRECTOR SINCE 1974
PHOTOGRAPH
               James B. Farinholt, Jr., 59, is President of Galleher & Company, Inc., an investment company. In addition Mr. Farinholt serves as Special Assistant to the President of Virginia Commonwealth University, advising on campus expansion, commercialization of scientific discoveries, and development of the Virginia Biotechnology Research Park. Mr. Farinholt has been a director since 1974 and is Chairman of the Strategic Planning Committee and a member of the Executive Committee.


               ANNE MARIE WHITTEMORE
               DIRECTOR SINCE 1991

PHOTOGRAPH
               Anne Marie Whittemore, 48, is a partner in the law firm of McGuire, Woods, Battle & Boothe. Mrs. Whittemore has been a director since July 1991 and is a member of the Audit and Compensation & Benefits Committees. Mrs. Whittemore also serves on the Board of Directors of USF&G Corporation and has been nominated to the Boards of Directors of James River Corporation and the T. Rowe Price Income Funds.

Meetings and Committees of the O&M Board

     The O&M Board held nine meetings during the past year. All directors attended at least 75% of the total meetings of the O&M Board and any Committees on which they serve. The O&M Board has Executive, Audit, Compensation & Benefits and Strategic Planning Committees. The O&M Board does not have a Nominating Committee.

     None of the members of the Audit Committee are employees of O&M or its subsidiaries. The function of the Audit Committee is to oversee O&M's financial reporting and internal control structure and to serve as a direct line of communication among O&M's independent auditors, the O&M Internal Audit Department and the O&M Board. The Audit Committee met four times during the past year.

     None of the members of the Compensation and Benefits Committee of the O&M Board (the "Compensation Committee") are employees of O&M or its subsidiaries. The function of the Compensation Committee is to recommend to the O&M Board the salaries and compensation of the executive officers of O&M, and to make such other studies and recommendations concerning compensation and compensation policies as may be brought to their attention for consideration. The Compensation Committee administers the Savings & Protection Plan, the Employee Stock Purchase Plan, the 1985 and 1993 Stock Option Plans, the Supplemental Executive Retirement Plan and the Annual Incentive Plan for employees who are subject to Section 16 of the Exchange Act. The Compensation Committee met three times during the past year.

Compensation Committee Interlocks and Insider Participation

     G. Gilmer Minor, Jr. and William F. Fife, who served as members of the Compensation Committee until December, 1993, are former officers of O&M.

     In 1985, O&M entered into separate agreements with Mr. G. Gilmer Minor, Jr., Chairman of the Board of O&M, and Mr. Philip M. Minor, Vice Chairman of the Board of O&M, to perform consulting services of an executive nature for a two-year period beginning December 31, 1985. In 1991, O&M entered into an agreement with Mr. William F. Fife, a director, to perform consulting services of an executive nature for a two-year period beginning May, 1, 1991. Each of the consulting agreements automatically renews for successive two-year periods, unless terminated by O&M at any time after the expiration of the initial two-year period upon two years written notice. O&M may terminate each of the consulting agreements if the consultant named in that agreement becomes disabled or for cause. Messrs. G. Gilmer Minor, Jr., Philip M. Minor and William F. Fife have agreed not to compete with O&M during the term of each of their agreements and for two years thereafter. Payments made in 1993 pursuant to the contracts with Messrs. G. Gilmer Minor, Jr., Philip M. Minor and William F. Fife amounted to $60,000, $44,000 and $60,000, respectively.

Compensation of Directors

     Cash Compensation

     In 1993, each non-employee director was paid an annual retainer of $9,000 ($11,500 for committee chairmen), plus $800 for each O&M Board meeting attended (with an additional $100 if the board of a subsidiary of which the director is a member meets on the same day as a meeting of the O&M Board), $800 for each meeting of the O&M Board's committees and $500 for telephone conference meetings.

     Directors Compensation Plan

     The Directors Compensation Plan (the "Directors Plan") provides for automatic, annual grants of options to purchase O&M Common Stock. During 1993, each eligible director was granted options to purchase 1,688 shares of O&M Common Stock at a per share exercise price of $14.75. In addition, the Directors Plan allows eligible directors to defer the receipt of all or part of their director fees. Amounts deferred are "invested" in bookkeeping accounts that measure earnings and losses based on the performance of a particular investment. Subject to certain restrictions, a director will be permitted to take cash distributions in whole or in part from a deferred fee account either prior to or following the termination of his or her service as a director. The Directors Plan also allows eligible directors to receive payment of all or part of their director fees in O&M Common Stock rather than cash.

O&M COMMON STOCK OWNED BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

     The following table sets forth as of March 14, 1994 the number of shares of O&M Common Stock beneficially owned by each director and nominee, the named executive officers in the Summary Compensation Table, all current executive officers and directors of O&M as a group and all persons (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) who, to the knowledge of O&M, is the beneficial owner of more than 5% of O&M Common Stock.

                                       Sole Voting                 Aggregate
Name of                             and Investment                Percentage
Beneficial Owner                          Power(1)   Other(2)       Owned

G. Gilmer Minor, Jr.  . . . . . . . .      413,958         --        2.0
Philip M. Minor . . . . . . . . . . .      443,730        759        2.2
G. Gilmer Minor, III. . . . . . . . .      276,924     13,107        1.4
R. E. Cabell, Jr. . . . . . . . . . .       57,208      5,770         *
James B. Farinholt, Jr. . . . . . . .        6,376         --         *
William F. Fife . . . . . . . . . . .      217,088        115        1.1
Vernard W. Henley . . . . . . . . . .          500         --         *
E. Morgan Massey. . . . . . . . . . .      131,065         --         *
James E. Rogers . . . . . . . . . . .        5,063         --         *
James E. Ukrop. . . . . . . . . . . .       23,103         --         *
Anne Marie Whittemore . . . . . . .          4,876        150         *
Henry A. Berling. . . . . . . . . . .      199,834      8,981        1.0
Robert E. Anderson, III . . . . . . .       61,044      4,269         *
Glenn J. Dozier . . . . . . . . . . .       21,525     14,115         *
Drew St. J. Carneal . . . . . . . . .       25,364      5,321         *
All Executive Officers and Directors
   as a group (22 persons). . . . . .    2,006,314     79,863       10.2

FMR Corp., Edward C. Johnson, 3d,
   Fidelity Management &
   Research Company
   83 Devonshire Street
   Boston, Mass.  02109 . . . . . . .      429,600  1,595,300(3)    9.93


     (1) Includes 245,785 shares which certain officers and directors of O&M have the right to acquire through the exercise of stock options within 60 days following March 14, 1994.

     (2) Includes: (a) shares held by certain relatives; (b) shares held in various fiduciary capacities; (c) shares held by O&M's Employee Stock Purchase Plan and 401(k) Plan; (d) grants of restricted stock through O&M's Annual Incentive Plan; and (e) shares that the stockholder has shared power to dispose of or to direct disposition of. These shares may be deemed to be beneficially owned under the rules and regulations of the SEC, but the inclusion of such shares in the table does not constitute an admission of beneficial ownership.

     (3) The number of shares owned is as of February 28, 1994, as reported in the Schedule 13G filed by FMR Corp. and received by O&M on March 11, 1994.

     * Represents less than 1% of the total number of shares outstanding.

Compliance with Section 16(a) of the Exchange Act

     O&M's directors, its executive officers, and any persons holding more than 10% of outstanding O&M Common Stock are required to file reports concerning their initial ownership of O&M Common Stock and any subsequent changes in that ownership. O&M believes that the filing requirements were satisfied, except that Hugh F. Gouldthorpe, Jr. and Richard L. Farinholt, Vice Presidents of O&M, each reported one transaction six and eight days late, respectively. In making this disclosure, O&M has relied solely on written representations of its directors, executive officers and beneficial owners of more than 10% of O&M Common Stock and copies of the reports that they have filed with the SEC.

                           EXECUTIVE COMPENSATION

Report of the Compensation Committee

     The Compensation Committee of the O&M Board is currently comprised of three outside directors. The principal functions of the Compensation Committee are to oversee the design and competitiveness of O&M's total compensation program, to evaluate the performance of O&M's senior executives and approve related compensation actions, and to administer O&M's 1985 and 1993 Stock Option Plans, Supplemental Executive Retirement Plan, Savings & Protection Plan, and Annual Incentive Plan for employees who are subject to
Section 16 of the Exchange Act, in accordance with the terms of each respective plan. The Compensation Committee met three times during calendar year 1993.

     The objective of the Compensation Committee is to establish executive compensation that reflects O&M's performance. The maximum compensation for executives is therefore dependent on those O&M financial performance measures that determine shareowner value. O&M also regularly evaluates executive compensation levels through competitive comparisons against its peer company group, the same group reflected in the Performance Graph, and other companies of similar size and operating characteristics. Base salary levels are somewhat below competitive market levels for like experienced executives and are combined with incentive compensation opportunities to reach competitive total compensation levels. This combination is intended to focus management on the annual and longer-term success of O&M.

     The Compensation Committee recognizes it may sometimes be necessary to sacrifice short-term financial performance to obtain longer-term business success. This fact leads the Compensation Committee to regularly monitor the balance between annual and longer-term rewards, and act as needed to encourage meaningful levels of share ownership among executives.

     Early each year the Compensation Committee meets to review key aspects of the upcoming year's business plan and establish Annual Incentive Plan goals for each corporate officer, including the Chief Executive Officer, senior vice presidents, and vice presidents. Goals under this plan are weighted to reflect their importance and contribution to desired company and shareowner outcomes. Annual Incentive Plan goals for named executives include Return on Average Equity which comprises 80% of total award potential, and predetermined specific individual performance objectives which represent the balance of incentive award potential. These performance objectives are individually designed to enhance the named executive's job-related skills and accountability in areas assigned to him including teamwork, service quality and productivity. Individual performance objectives are developed by the named executives and submitted to the Compensation Committee for approval. Other performance measures, including earnings per share, are established along with individually tailored performance goals for vice presidents. The Compensation Committee receives periodic updates during the year on business performance in relation to incentive plan goals, and progress of individual goals, particularly with respect to senior executives. Discussions of management contribution and performance are the norm, not the exception, in Committee meetings.

     At the close of each year, the Compensation Committee meets to discuss financial and other performance compared to Annual Incentive Plan goals and longer-term business goals. These longer-term goals center around O&M's strategic objectives to remain customer oriented in everything it does and to actively evolve its business consistent with the service needs of customers and O&M's markets. In deciding the level of annual salary increases, incentive payments, and granting of stock options, the Compensation Committee looks to the Chief Executive Officer for recommendations on senior executives, and then meets privately (without the presence of management, including the Chief Executive Officer in relation to his own compensation) to determine compensation actions for the Chief Executive Officer. The Compensation Committee's decision-making process is benefitted by input from O&M's Human Resources Department, and periodically from outside advisors, to maintain the desired level of competitiveness and technically sound compensation and benefit programs.

     O&M performance from continuing operations in fiscal 1993 generally met or exceeded objectives. Sales increased 18.7% to $1.4 billion, profits grew 20.0% to $18.5 million, with a gross margin of 10.5%. On financial measures used to determine annual incentive plan awards, return on average equity advanced to 14.6% from 14.4% in 1992, and earnings per share grew 15.4% over last year to $0.90.

     The maximum award payable under O&M's Annual Incentive Plan to the Chief Executive Officer for full attainment of all established goals would be 65% of his base salary. As a result of O&M's financial performance in 1993, and considering performance on individually tailored objectives for the year, the Compensation Committee awarded the Chief Executive Officer an incentive payment of $163,389, representing approximately 50.9% of his base salary for 1993. The Chief Executive Officer's individual objectives accomplished in 1993 included establishment of high leadership visibility and support for O&M's quality process with internal and external customers, development of a succession plan for senior management, and initiation of an administrative productivity improvement program. Other senior executives were awarded annual incentive payments representing a similar proportion of their maximum annual incentive opportunity to be paid for fully meeting all goals.

     Under O&M's Annual Incentive Plan, executives are also eligible to receive a bonus of O&M Common Stock equivalent to 25% of the cash incentive payment, which becomes vested provided the officer maintains a continuous employment relationship with O&M for the following three years. The restricted stock bonus for named executives is dependent on performance against the same goals and weights as described earlier for the Annual Incentive Plan. The Chief Executive Officer received 1,776 shares of stock for 1993 performance results.

     Each year, the Compensation Committee considers the desirability of granting senior executives awards under O&M's Stock Option Plans. The Plans provide for the use of non-qualified stock options, incentive stock options, and stock appreciation rights. The decision to grant stock options is determined by return on average equity and earnings per share achievement, though no specific performance targets are applied for this purpose. Stock option levels are a component of competitive total compensation and include such considerations as salary grade levels, responsibility levels, and future expectations of responsibilities related to overall O&M performance. The Compensation Committee believes stock option grants have historically been effective in helping to focus executives on enhancing long-term profitability and shareowner value. The Compensation Committee provided a grant of 30,000 non-qualified stock option shares to the Chief Executive Officer in 1993, with the number of shares granted based on a combination of the above factors along with his leadership and management performance, responsibility level and competitive practice for companies of similar size and operating characteristics, including a majority of the Peer Company Group reflected in the Performance Graph.

     Compensation paid to each named executive in 1993 was substantially less than $1 million. Therefore, no separate policy has been developed for compensation in excess of $1 million.

     The foregoing report has been furnished by Mrs. Whittemore and Messrs. Rogers and Ukrop.

Comparison of Five-Year Cumulative Total Return

     The following performance graph compares the performance of the O&M Common Stock to the S&P 500 Index and a Peer Group which includes O&M and the companies listed below, for O&M's last five fiscal years. The graph assumes that the value of the investment in the O&M Common Stock and each index was $100 on December 31, 1988 and that all dividends were reinvested.




                (GRAPH AS DEFINED BY THE FOLLOWING DATA POINTS)



                          1988    1989     1990     1991     1992     1993
OWENS & MINOR              100      91      108      221      244      384
S&P 500 Index              100     132      128      166      179      197
Peer Group (w/RCHF)        100     106      118      174      228      333
Peer Group (w/o RCHF)      100     106      118      174      215      325

* Based on $100 invested 12/31/88 with dividend reinvestment.

          The Peer Group selected for purposes of the above graph consists of companies engaged in the business of distribution, and includes Owens & Minor, Inc., Arrow Electronics Inc., Bergen Brunswig Corp., Bindley Western Ind., Cardinal Distribution, Hughes Supply Corp., Moore Medical Corp., Nash Finch Company, Richfood Holdings, Inc., Rykoff-Sexton Inc., Super Food Services Inc., United Stationers Inc., and VWR Corp. Richfood Holdings, Inc., which was not included in the Peer Group last year, has been added to the Peer Group based on its similarity to O&M in the business of distribution and having recently reached five years of stock trading history. The above graph shows the performance of the Peer Group with and without Richfood Holdings, Inc. ("RCHF").

Summary Compensation Table

          The following table shows, for the fiscal years ended December 31, 1993, 1992 and 1991 the cash compensation paid by O&M, as well as certain other compensation paid or accrued, to O&M's Chief Executive Officer and its four other most highly compensated executive officers (the "Named Executive Officers").

                                                                                             Long-Term
                                             Annual Compensation                           Compensation (1)
          (a)                        (b)          (c)       (d)       (e)         (f)       (g)       (h)
                                                                                      Awards
                                                                      Other                           All
                                                                     Annual    Restricted             Other
                                                                     Compen-      Stock              Compen-
Name and                                                             sation      Awards    Options   sation
Principal Position                   Year      Salary ($) Bonus ($)  ($)(2)      ($)(3)    (#)(4)    ($)(5)
G. Gilmer Minor, III                 1993       $314,538  $163,389         --   $40,848    30,000   $28,996
      President and                  1992        302,884   188,000         --    45,755    15,000    27,842
      Chief Executive Officer        1991        251,384   178,750         --    44,688    30,000        --

Henry A. Berling                     1993        170,883    72,391         --    18,101    15,000    13,999
      Senior Vice President          1992        168,964    78,410         --    18,364     7,500    13,621
      Sales & Marketing              1991        149,580    70,734         --    17,684    15,000        --

Robert E. Anderson, III              1993        162,375    68,357         --    17,112    15,000    21,149
      Senior Vice President          1992        160,615    80,840         --    18,961     7,500    20,012
      Planning & Development         1991        143,361    71,040         --    17,760    15,000        --

Glenn J. Dozier                      1993        147,501    63,404         --    15,870    15,000    13,377
      Senior Vice President          1992        146,769    70,025         --    16,262     7,500    12,141
      Finance & Chief
      Financial Officer              1991        129,115    64,800         --    16,200    15,000        --

Drew St. J. Carneal                  1993        139,156    60,150         --    15,042    15,000     2,710
      Senior Vice President          1992        136,675    65,077         --    15,023     7,500     2,049
      Corporate Counsel              1991        121,880    60,404         --    15,100    15,000        --
      and Secretary

(1) O&M has no Long-Term Incentive Plans as defined by Item 402(a)(7)(iii) of Regulation S-K.

(2) None of the Named Executive Officers received Other Annual Compensation in excess of the lesser of $50,000 or 10% of combined salary and bonus for fiscal years 1993, 1992 or 1991.

(3) Aggregate restricted stock holdings and values at December 31, 1993 for the Named Executive Officers are as follows: (i) Mr. Minor: 6,412 shares, $147,146; (ii) Mr. Berling: 2,556 shares, $58,788; (iii) Mr. Anderson:
2,602 shares, $59,846; (iv) Mr. Dozier:  2,302 shares, $52,946; and (v) Mr.
Carneal: 2,137 shares, $49,151. Dividends are paid on restricted stock at the same rate as all shareholders of record.

(4)  No SARs were granted in 1993, 1992 or 1991.

(5) Includes in 1993 for (i) Mr. Minor: $2,710 company contributions to defined contribution plans; $26,286 benefit attributable to company-owned life insurance policy; (ii) Mr. Berling: $13,999 benefit attributable to company-owned life insurance policy; (iii) Mr. Anderson: $1,867 company contributions to defined contribution plans; $19,292 benefit attributable to company-owned life insurance policy; (iv) Mr. Dozier: $2,574 company contributions to defined contribution plans; $10,803 benefit attributable to company-owned life insurance policy; and (v) Mr. Carneal $2,710 company contributions to defined contribution plans. In accordance with the transitional provisions of the proxy rules, amounts for 1991 are excluded from this column.

     Executive Severance Agreements

     In 1989, the O&M Board authorized O&M to enter into Severance Agreements (the "Severance Agreements") with certain officers of O&M in order to encourage key management personnel to remain with O&M and to avoid distractions regarding potential or actual changes in control of O&M.

     The Severance Agreements include senior vice presidents and higher ranking corporate officers, including the Named Executive Officers, who have been employed by O&M for a period of at least one year and also vice presidents who have been employed by O&M for at least ten years and are approved for participation by the Compensation Committee.

     The Severance Agreements provide for the payment of a severance benefit if such participant's employment with O&M is terminated for any reason, other than as a consequence of death, disability, or normal retirement, within two years after a change in control of O&M (as defined in the Severance Agreements). The severance benefit is equal to 2.99 times the average of the participant's total annual compensation from O&M, including all bonuses, which was included in gross income for income tax purposes for the five calendar years preceding the change in control of O&M, provided, however, no payments will be made to participants which would be treated as an "excess parachute payment" under Section 280G of the Internal Revenue Code.

     Each Severance Agreement continues in effect through December 31, 1994, and unless notice is given to the contrary, the term is automatically extended for an additional year at the end of each year.

Option Grants in Last Fiscal Year

The following table contains information concerning the grant of options made during 1993 under O&M's 1985 Stock Option Plan to the Named Executive Officers. O&M granted no SARs during 1993.

                                                                                                              Grant Date
                                                        Individual Grants(1)                                    Value

                             Number of          % of Total
                            Securities        Options Granted        Exercise or
                            Underlying         To Employees          Base Price         Expiration           Grant Date
Name                      Options Granted     in Fiscal Year          ($/Share)            Date         Present Value ($)(2)
G. Gilmer Minor, III          30,000               11.3%              $12.875             4/15/98             $119,700
Henry A. Berling              15,000                5.6%              $12.875             4/15/98               59,850
Robert E. Anderson, III       15,000                5.6%              $12.875             4/15/98               59,850
Glenn J. Dozier               15,000                5.6%              $12.875             4/15/98               59,850
Drew St. J. Carneal           15,000                5.6%              $12.875             4/15/98               59,850

     (1) Options exercisable beginning on the first anniversary of grant date, with 40% being exercisable at that time and an additional 30% becoming exercisable on the second and third anniversary of grant date.

     (2) Based upon Black Scholes option valuation model. Volatility is based on the variance of the rate of return as measured over the most recent 180 trading days prior to the grant. Other assumptions include a riskless rate of return of 5.0%, annual dividend yield of 1.41%, and option maturity of five years.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

The following table sets forth information with respect to the Named Executive Officers concerning the exercise of options during 1993, and unexercised options held by them on December 31, 1993. There were no SARs exercised during 1993 or outstanding on December 31, 1993.

                                                                         Number of               Value of
                                                                         Securities             Unexercised
                                                                         Underlying             In-the-Money
                                                                        Unexercised              Options at
                                       Shares                          Options at FY End          FY End
                                      Acquired              Value       Exercisable/            Exercisable/
       Name                          Upon Exercise         Realized     Unexercisable           Unexercisable
       G. Gilmer Minor, III              3,375             $53,414      27,000 / 48,000      $252,000 / $479,250
       Henry A. Berling                      0                   0      21,375 / 24,000        262,938 / 239,625
       Robert E. Anderson, III               0                   0      21,375 / 24,000        262,938 / 239,625
       Glenn J. Dozier                   4,725              73,731      15,525 / 24,000        161,776 / 239,625
       Drew St. J. Carneal               3,150              31,528      13,500 / 24,000        126,000 / 239,625

Retirement Plans

     Pension Plan

     O&M provides retirement benefits under a defined benefit pension plan (the "Pension Plan") pursuant to which benefits are based upon both length of service and compensation. All full-time employees of O&M become participants in the Pension Plan after one year of service and the attainment of the age of 21 years. Pension Plan benefits are determined under a formula based on an individual's earnings and years of credited service. Funding is determined on an actuarial basis.

     The following table shows estimated annual benefits payable at normal retirement age of 65 years to persons with specified remuneration and years of service, under the Pension Plan:

       Average         Average Straight Life Annuity Benefits Based
    Compensation               on Years of Credited Service

                  15 yrs.    20 yrs.   25 yrs.   30 yrs.   35 yrs.

     $125,000     $21,769    $28,442   $35,114   $41,786   $48,459
      150,000      26,255     34,322    42,389    50,456    58,522
      175,000      38,741     40,202    49,664    59,125    68,586
      200,000      34,636     45,492    56,348    67,203    78,059
      225,000      37,704     49,954    62,204    74,455    86,705
      250,000      40,772     54,417    68,061    81,706    95,351
      275,000      43,840     58,879    79,918    88,957   103,996
      300,000      46,907     63,841    79,775    96,208   112,642

     (1) Average compensation represents compensation based upon a benefit formula applied to an employee's career average earnings, which approximates the amount of salary set forth in the Summary Compensation Table. The maximum amount of covered compensation is $235,840, or some other amount as may be determined by the Secretary of Treasury pursuant to IRC Section 401(a)(17).

     Benefits are computed on a straight-life annuity basis, and are not subject to offset for Social Security benefits or other amounts. The years of service credited for the Named Executive Officers under the Pension Plan are presently as follows: Mr. Minor, III, 30 years; Mr. Berling, 27 years; Mr. Anderson, 25 years; Mr. Dozier, 4 years; and Mr. Carneal, 5 years.

     Supplemental Executive Retirement Plan

     O&M provides supplemental retirement benefits to certain employees selected by the Compensation Committee under the Supplemental Executive Retirement Plan (the "SERP"). The SERP entitles participants to receive a specified percentage of the participant's average base monthly salary during the five years preceding his retirement (in the case of the Named Executive Officers, 65%) reduced by the benefit payable under the Pension Plan and Social Security. The estimated annual benefits payable under the SERP upon retirement at normal retirement age for the Named Executive Officers are:
Mr. Minor, III, $85,224; Mr. Berling, $38,610; Mr. Anderson, $37,000; Mr.
Dozier, $33,750; and Mr. Carneal, $40,289.

              PROPOSAL 3:  SELECTION OF INDEPENDENT ACCOUNTANTS

     Action will be taken at the meeting to ratify the appointment by the O&M Board of KPMG as the independent accountants of O&M. The Audit Committee and the O&M Board recommend that the O&M Shareholders ratify their employment. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote such proxy for the ratification of the appointment by the O&M Board of KPMG as independent accountants of O&M.

     Representatives of KPMG are expected to be present at the Annual Meeting. They will have the opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions from O&M Shareholders.

     After the Effective Time, it is contemplated that KPMG will serve as the independent accountants of O&M Holding.

                          PROPOSALS OF SHAREHOLDERS

     In the event that the O&M Plan of Exchange is not approved, O&M Shareholders wishing to present proposals for action at the O&M Annual Meeting of Shareholders to be held April 25, 1995, must submit the proposals to O&M for inclusion in the O&M's 1995 Proxy Statement not later than December 7, 1994, in writing at the address shown in the heading of this Proxy Statement/Prospectus.

     In the event that the O&M Plan of Exchange is approved, O&M Shareholders wishing to present proposals for action at the O&M Holding Annual Meeting of Shareholders to be held April 25, 1995, must submit the proposals to O&M Holding for inclusion in O&M Holding's 1995 Proxy Statement not later than December 7, 1994, in writing at the address shown in the heading of this Proxy Statement/Prospectus.

                                MISCELLANEOUS

     O&M does not know of any other matter to be presented for action by the O&M Shareholders at the meeting. If any other matter properly comes before the meeting, it is intended that the persons named in the accompanying form of proxy will vote thereon in their discretion.

April 6, 1994

BY ORDER OF THE BOARD OF DIRECTORS

DREW ST. J. CARNEAL
Senior Vice President
Corporate Counsel and
Secretary of Owens & Minor, Inc.
INDEX TO FINANCIAL STATEMENTS OF O&M AND SMI


                                                                         Page

Owns & Minor, Inc., Consolidated
     Financial Statements:

     Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . F-1
     Consolidated Balance Sheets. . . . . . . . . . . . . . . . . . . . . F-2
     Consolidated Statements of Income. . . . . . . . . . . . . . . . . . F-3
     Consolidated Statements of Stockholders' Equity. . . . . . . . . . . F-4
     Consolidated Statements of Cash Flows. . . . . . . . . . . . . . . . F-5
     Notes to Consolidated Financial Statements . . . . . . . . . . . . . F-6

Stuart Medical, Inc., Consolidated
     Financial Statements

     Independent Auditors' Report . . . . . . . . . . . . . . . . . . . .F-18
     Consolidated Balance Sheets. . . . . . . . . . . . . . . . . . . . .F-19
     Consolidated Statements of Income. . . . . . . . . . . . . . . . . .F-20
     Consolidated Statements of Stockholders' Equity. . . . . . . . . . .F-21
     Consolidated Statements of Cash Flows. . . . . . . . . . . . . . . .F-22
     Notes to Consolidated Financial Statements . . . . . . . . . . . . .F-23

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Owens & Minor, Inc.:
     We have audited the accompanying consolidated balance sheets of Owens & Minor, Inc. and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Owens & Minor, Inc. and subsidiaries as of December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.
     As discussed in Note 10 to the Consolidated Financial Statements, as of January 1, 1993, the Company changed its method of accounting for income taxes.


                                          KPMG PEAT MARWICK


February 4, 1994
                                      F-1

                      OWENS & MINOR, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1993 AND 1992

                                                                                               1993        1992
                                                                                                (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents...............................................................   $  2,048    $  7,068
  Accounts and notes receivable, less allowances of $4,678 in 1993
     and $4,442 in 1992...................................................................    144,629     116,984
  Merchandise inventories.................................................................    124,848      92,973
  Other current assets....................................................................     10,638      12,050
     Total current assets.................................................................    282,163     229,075
Property and equipment, net...............................................................     23,863      22,037
Excess of purchase price over net assets acquired, net....................................     17,316      14,621
Other assets..............................................................................     10,980       8,807
     Total assets.........................................................................   $334,322    $274,540
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt....................................................   $  1,494    $  2,882
  Accounts payable........................................................................    120,699     103,235
  Accrued payroll and related liabilities.................................................      5,768       5,674
  Other accrued liabilities...............................................................     15,111      17,458
     Total current liabilities............................................................    143,072     129,249
Long-term debt............................................................................     50,768      24,986
Accrued pension and retirement plan.......................................................      3,539       3,646
     Total liabilities....................................................................    197,379     157,881
Stockholders' equity:
  Preferred stock, par value $10.00 per share;
     authorized -- 1,000 shares; none issued..............................................         --          --
  Series A Participating Cumulative Preferred stock,
     par value $10.00 per share;
     authorized -- 300 shares; none issued................................................         --          --
  Common stock, par value $2.00 per share; authorized -- 30,000 shares;
     issued -- 20,285 shares in 1993 and 19,596 shares in 1992............................     40,569      39,191
  Paid-in capital.........................................................................      9,258       8,007
  Retained earnings.......................................................................     87,116      69,461
     Total stockholders' equity...........................................................    136,943     116,659
Commitments and contingencies
     Total liabilities and stockholders' equity...........................................   $334,322    $274,540

                See Notes to Consolidated Financial Statements.
                                      F-2

                      OWENS & MINOR, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                                                   1993           1992           1991
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Continuing operations:
  Net sales.................................................    $1,396,971     $1,177,298     $1,021,014
  Cost of sales.............................................     1,249,660      1,052,998        918,304
     Gross margin...........................................       147,311        124,300        102,710
Selling, general and administrative expenses................       106,362         90,027         77,082
Depreciation and amortization...............................         7,593          5,861          4,977
Interest expense, net.......................................         2,939          2,472          4,301
     Total expenses.........................................       116,894         98,360         86,360
Income before income taxes..................................        30,417         25,940         16,350
Provision for income taxes..................................        11,900         10,505          6,681
     Net income from continuing operations..................        18,517         15,435          9,669
Discontinued operations:
  Income from discontinued operations, net of taxes.........            --             77          2,358
  Gain on disposals, net of other provisions and taxes......           911          5,610             --
Cumulative effect of change in accounting principles........           706          (730)             --
     Net income.............................................    $   20,134     $   20,392         12,027
Net income per share:
Continuing operations.......................................    $      .90     $      .78     $      .49
Discontinued operations.....................................           .04            .29            .12
Cumulative effect of change in accounting principles........           .03          (.04)             --
     Net income per share...................................    $      .97     $     1.03     $      .61
Cash dividends per share....................................    $     .210     $     .165     $     .132
Weighted average common shares and common share
  equivalents...............................................        20,675         19,788         19,641

                See Notes to Consolidated Financial Statements.
                                      F-3

                      OWENS & MINOR, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                                            COMMON
                                                            SHARES       COMMON     PAID-IN    RETAINED
                                                          OUTSTANDING     STOCK     CAPITAL    EARNINGS    TOTAL
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance December 31, 1990..............................       8,422      $16,843    $25,554    $42,605    $ 85,002
Net income.............................................          --           --         --     12,027      12,027
Cash dividends ($.132 per share).......................          --           --         --     (2,551)     (2,551)
Proceeds from exercised stock options,
  including tax benefits realized of $563..............         190          380      1,996         --       2,376
Acquisition related payout.............................          26           53        347         --         400
Stock split (three-for-two)............................       4,286        8,572     (8,578)        --          (6)
Retirement plan liability adjustment...................          --           --         --       (157)       (157)
Balance December 31, 1991..............................      12,924       25,848     19,319     51,924      97,091
Net income.............................................          --           --         --     20,392      20,392
Cash dividends ($.165 per share).......................          --           --         --     (3,224)     (3,224)
Proceeds from exercised stock options,
  including tax benefits realized of $493..............          85          170        759         --         929
Common stock issued for incentive plan.................          15           30        269         --         299
Acquisition related payout.............................          40           79        724         --         803
Stock split (three-for-two)............................       6,532       13,064    (13,064)        --          --
Retirement plan liability adjustment...................          --           --         --        369         369
Balance December 31, 1992..............................      19,596       39,191      8,007     69,461     116,659
Net income.............................................          --           --         --     20,134      20,134
Cash dividends ($.210 per share).......................          --           --         --     (4,222)     (4,222)
Proceeds from exercised stock options,
  including tax benefits realized of $495..............         119          239      1,256         --       1,495
Common stock issued for incentive plan.................          31           62        387         --         449
Pooling of interests with Lyons Physician
  Supply Co............................................         476          951     (1,189)     1,743       1,507
Acquisition related payout.............................          63          126        797         --         921
Balance December 31, 1993..............................      20,285      $40,569    $ 9,258    $87,116    $136,943

                See Notes to Consolidated Financial Statements.
                                      F-4

                      OWENS & MINOR, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                                                                    1993        1992        1991
                                                                                           (IN THOUSANDS)
Operating activities
  Net income and noncash charges
     Net income................................................................   $ 20,134    $ 20,392    $ 12,027
     Noncash charges to income:
       Gain on disposals of business segments, net.............................       (911)     (5,610)         --
       Cumulative effect of change in accounting principles....................       (706)        730          --
       Depreciation and amortization...........................................      7,593       5,861       6,070
       Provision for losses on accounts and notes receivable...................        497       1,351       1,506
       Provision for LIFO reserve..............................................        661       1,056       3,816
       Other, net..............................................................        897       1,135         554
       Cash provided by net income and
          noncash charges......................................................     28,165      24,915      23,973
  Changes in working capital
     Accounts and notes receivable.............................................    (23,424)          5     (11,414)
     Merchandise inventories...................................................    (28,232)        359      (3,798)
     Accounts payable..........................................................     13,307      (8,885)      3,635
     Net change in other current assets
       and current liabilities.................................................       (258)    (10,591)      3,366
  Other, net...................................................................        431      (2,112)        904
       Cash provided by (used for) operating activities........................    (10,011)      3,691      16,666
Investing activities
  Proceeds from disposals of business segments.................................         --      50,920          --
  Business acquisitions, net of cash acquired..................................     (2,416)         --      (3,052)
  Additions to property and equipment..........................................     (6,288)     (4,955)     (5,947)
  Other, net...................................................................     (3,377)     (2,535)       (257)
       Cash provided by (used for) investing activities........................    (12,081)     43,430      (9,256)
Financing activities
  Cash dividends paid..........................................................     (4,222)     (3,224)     (2,551)
  Additions to long-term debt..................................................     37,000          --          --
  Reductions of long-term debt.................................................    (17,471)    (44,619)     (7,542)
  Other short-term financing...................................................        765       6,599      (1,700)
  Stock split fractional shares................................................         --          --          (6)
  Exercise of options..........................................................      1,000         436       1,813
       Cash provided by (used for) financing activities........................     17,072     (40,808)     (9,986)
Net increase (decrease) in cash and cash equivalents...........................     (5,020)      6,313      (2,576)
Cash and cash equivalents at beginning of year.................................      7,068         755       3,331
Cash and cash equivalents at end of year.......................................   $  2,048    $  7,068    $    755

                See Notes to Consolidated Financial Statements.
                                      F-5

                      OWENS & MINOR, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1993, 1992 AND 1991
NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A) PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.
(B) CASH AND CASH EQUIVALENTS
     Cash and cash equivalents include cash and marketable securities with an original maturity at the date of purchase of three months or less. The carrying amount of marketable securities approximates fair value because of the short maturity of these instruments.
(C) MERCHANDISE INVENTORIES
     Merchandise inventories are valued at the lower of cost or market with the cost of all inventories determined on a last-in, first-out (LIFO) basis.
(D) PROPERTY AND EQUIPMENT
     Additions to property and equipment are recorded at cost. At inception, capital leases are recorded at the lesser of fair value of the leased property or the discounted present value of the minimum lease payments. The cost of assets sold or retired and the related amounts of accumulated depreciation and amortization have been eliminated from the accounts in the year of sale or retirement and the resulting gain or loss has been reflected in operations. Normal maintenance and repairs are expensed as incurred, and renovations and betterments are capitalized.
     Depreciation is computed on the straight-line method over the estimated useful lives of the various assets. Capital leases and leasehold improvements are amortized by the straight-line method over the shorter of their estimated useful lives or the term of the lease. Accelerated methods and lives are used for income tax reporting purposes. Estimated useful lives for financial reporting purposes are:

                                                                          ESTIMATED
                     ASSETS                                              USEFUL LIFE
Buildings and improvements                                               20-50 years
Furniture, fixtures and equipment                                         3-10 years
Vehicles                                                                   3-6 years

(E) EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED
     The excess of purchase price over net assets acquired (goodwill) is being amortized on a straight-line basis over 40 years from the dates of acquisition.
(F) COMPUTER SOFTWARE
     Computer software, purchased in connection with major system developments, is capitalized. Additionally, certain software development costs are capitalized when incurred and when technological feasibility has been established. Amortization of all capitalized software costs is computed on a product-by-product basis over the estimated economic life of the product which ranges from three to five years. Computer software costs are included in other assets in the Consolidated Balance Sheets.
(G) PENSION AND RETIREMENT PLANS
     Annual costs of the Company's pension and retirement plans are determined actuarially in accordance with Statement of Financial Accounting Standards No. 87, EMPLOYERS' ACCOUNTING FOR PENSIONS.
                                      F-6

                      OWENS & MINOR, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- Continued
(H) POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
     Annual costs of the Company's postretirement benefits other than pensions are determined actuarially in accordance with Statement of Financial Accounting Standards No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS.
(I) INCOME TAXES
     The Company uses the asset and liability method in accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES. Deferred income taxes result primarily from the use of different methods for financial reporting and tax purposes.
(J) NET INCOME PER SHARE
     Net income per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The assumed conversion of all convertible debentures has not been included in the computation because the resulting dilution is not material.
NOTE 2 -- BUSINESS ACQUISITIONS AND DIVESTITURES
     On December 22, 1993, the Company entered into an agreement with Stuart Medical, Inc. (Stuart), whereby the companies will combine their two businesses. Stuart, a distributor of medical/surgical supplies, has distribution centers located primarily in the West, Midwest and Northeast and had sales for the year ended December 31, 1993 of $890.5 million (unaudited). In the proposed transaction, the Company will form a holding company that will own all of the currently outstanding capital stock of the Company and Stuart.
     Under the terms of the agreement, the new holding company would exchange $40,200,000 in cash and $115,000,000 par value of convertible preferred stock for all of the capital stock of Stuart. Each outstanding share of the Company's common stock would be exchanged for one share of common stock of the new holding company. The Company intends to account for this transaction as a purchase, if consummated.
     The convertible preferred stock will be convertible into approximately 4,650,000 shares of common stock of the new holding company (or about 17.8 percent of the pro forma fully diluted outstanding shares of the new holding company); entitled to an annual cash dividend of 4.5 percent; and redeemable by the Company under certain circumstances after three years. The Company will also refinance Stuart's pro forma debt of $148,000,000 (unaudited).
     The Board of Directors of the Company and the requisite shareholders of Stuart have unanimously approved this transaction. The Company's shareholders will vote on the proposed transaction at the annual shareholders' meeting with expected closing of the transaction to occur April 29, 1994. Had this acquisition been completed on January 1, 1993, on a pro forma basis, net sales, net income and net income per share for the Company would have been approximately $2,339,000,000, $24,000,000 and $.93, respectively (all unaudited).
     On May 28, 1993, the Company issued 476,190 shares of its common stock for all the outstanding common stock of Lyons Physician Supply Company (Lyons) of Youngstown, Ohio. This merger has been accounted for as a pooling of interests, and the Company's fiscal 1993 financial statements include the activity of Lyons as of January 1, 1993.
     On June 25, 1993, the Company acquired all of the outstanding common stock of A. Kuhlman & Co. (Kuhlman's) of Detroit, Michigan. The acquisition was accounted for as a purchase with the results of Kuhlman's included from the acquisition date. The cost of the acquisition was approximately $2,900,000 and exceeded the net book value of the tangible assets acquired and liabilities assumed by approximately $1,700,000. Pro forma results of this acquisition, assuming it had been made at the beginning of the year, would not be materially different from the results reported.
                                      F-7

                      OWENS & MINOR, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 2 -- BUSINESS ACQUISITIONS AND DIVESTITURES -- Continued
     On February 28, 1992, the Company sold substantially all of the net assets of its Wholesale Drug Division to Bergen Brunswig Corporation. Accordingly, the operations of the Wholesale Drug Division have been classified as discontinued operations for all years presented in the accompanying Consolidated Statements of Income. The proceeds from the sale of approximately $49,552,000, resulted in a gain of $9,783,000, net of applicable income tax expense of $6,408,000 for the year ended December 31, 1992. Net income of this division was $2,270,000 in 1991 and is net of applicable income tax expense of $1,439,000.
     On May 29, 1992, the Company sold substantially all of the net assets of Vangard Labs, Inc., completing the disposition of the Specialty Packaging Segment, to Medical Technology Systems, Inc. The proceeds from the sale of approximately $2,000,000, resulted in a loss of $2,858,000, net of applicable income tax benefit of $1,257,000, for the year ended December 31, 1992. On December 31, 1990 the principle operating assets of Harbor Medical, Inc., a portion of the Specialty Packaging Segment, were sold to Sterile Concepts, Inc. The Specialty Packaging Segment is accounted for as discontinued operations for all years presented in the accompanying Consolidated Statements of Income. Net income for this division was $77,000 for the first four months of 1992 and $88,000 in 1991 and is net of applicable income tax expense of $23,000 and $15,000, respectively.
     The Company periodically re-evaluates the adequacy of its accruals associated with discontinued operations. In 1993, the Company decreased its loss provision for discontinued operations by $911,000 based on settlement of established liabilities and changes in prior estimates of expenses. In 1992, the loss provision was increased by $1,315,000 for such changes in prior estimates. Changes in these estimates are included in discontinued operations in the accompanying Consolidated Statements of Income.
     On December 2, 1991, the Company acquired for cash the common stock of Koley's Medical Supply, Inc. (Koley's) in a business combination accounted for as a purchase. The acquisition of Koley's, a distributor of medical/surgical supplies, provided the Company with three distribution centers located in Iowa and Nebraska. The cost of the acquisition was approximately $3,593,000 and exceeded the net book value of the tangible assets acquired and liabilities assumed by approximately $1,637,000. The purchase price was funded through normal working capital.
     The purchase agreement for Koley's specified that the purchase price may be increased in future years if certain criteria are met. Pursuant to the terms of this agreement, an additional $1,177,000 was paid in 1993.
NOTE 3 -- MERCHANDISE INVENTORIES
     All inventories are valued using the last-in, first-out (LIFO) method of inventory valuation. If LIFO inventories had been valued at current costs
(FIFO), they would have been greater by the following amounts:

                                                                       (IN THOUSANDS)
December 31, 1993..............................................           $ 17,620
December 31, 1992..............................................           $ 16,959
December 31, 1991..............................................           $ 29,196

                      OWENS & MINOR, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 4 -- PROPERTY AND EQUIPMENT
     The Company's investment in property and equipment consists of the following:

                                                                                      DECEMBER 31,
                                                                                    1993       1992
                                                                                     (IN THOUSANDS)
Land and buildings..............................................................   $ 4,617    $ 2,720
Furniture, fixtures and equipment...............................................    27,042     23,615
Transportation equipment........................................................     1,093        788
Capitalized leases..............................................................     7,776      8,150
Leasehold improvements..........................................................     5,898      4,866
                                                                                    46,426     40,139
Less: accumulated depreciation..................................................    17,304     14,262
     accumulated amortization of
       capitalized leases.......................................................     5,259      3,840
Property and equipment, net.....................................................   $23,863    $22,037

     For continuing operations, depreciation expense for property and equipment for 1993, 1992 and 1991 was $6,368,000, $5,129,000 and $4,115,000, respectively.
NOTE 5 -- ACCOUNTS PAYABLE
     The Company's accounts payable consists of the following:

                                                                                     DECEMBER 31,
                                                                                   1993        1992
                                                                                    (IN THOUSANDS)
Trade accounts payable........................................................   $ 99,096    $ 82,397
Drafts payable................................................................     21,603      20,838
     Total accounts payable...................................................   $120,699    $103,235

NOTE 6 -- LONG-TERM DEBT
     Long-term debt consists of the following:

                                                                                      DECEMBER 31,
                                                                                    1993       1992
                                                                                     (IN THOUSANDS)
Revolving credit notes..........................................................   $37,000    $    --
9.3% Senior Notes...............................................................        --     12,000
0% Subordinated Note............................................................     8,214      7,440
6 1/2% Convertible Subordinated Debenture.......................................     3,500      3,500
Obligations under capitalized leases............................................     3,548      4,928
                                                                                    52,262     27,868
Current maturities..............................................................    (1,494)    (2,882)
Long-term debt..................................................................   $50,768    $24,986

     The Company has a revolving credit agreement that provides for a maximum borrowing of $40,000,000. The interest rates on the revolving credit notes vary with, but do not exceed, the prime rate (6.0% as of December 31, 1993). The agreement expires on May 31, 1996 and any outstanding balances are payable in full on that date.
                                      F-9

                      OWENS & MINOR, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 6 -- LONG-TERM DEBT -- Continued
     On May 31, 1989, the Company issued an $11.5 million 0% Subordinated Note and a $3.5 million 6 1/2% Convertible Subordinated Debenture to partially finance the National Healthcare acquisition. The 0% Subordinated Note due May 31, 1997 was discounted for financial reporting purposes at an effective rate of 10.4% to $5,215,000 on the date of issuance. The 6 1/2% Convertible Subordinated Debenture due May 31, 1996 is convertible into approximately 578,250 common shares. Interest is payable semi-annually on May 31 and November 30. The Company can redeem all or any portion of the debentures without penalty.
     The Company leases certain data processing equipment under capitalized lease agreements. These leases require monthly payments and expire at various dates through 1996. Interest is imputed on these leases at rates ranging from 6.5% to 10.5%.
     The Company entered into capital leases for additional computer equipment in the amounts of $1,734,000 and $1,744,000 during 1992 and 1991, respectively. These represent non-cash investing and financing activities for purposes of the Consolidated Statements of Cash Flows. There were no new capital leases during 1993.
     Under certain of the loan agreements, the Company is required to maintain tangible net worth at specified levels. Other financial covenants relate to levels of indebtedness, liquidity and cash flow.
     The Company has four bank lines of credit aggregating $62,000,000. At December 31, 1993, there were no borrowings under these lines.
     Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, except for the convertible debenture which is valued at book value because the conversion price was substantially below the current market price, the fair value of long-term debt, including current maturities, is approximately $53,238,000, as of December 31, 1993.
     Cash payments for interest during 1993, 1992 and 1991 were $2,341,000, $2,126,000 and $5,106,000, respectively.
     Maturities of long-term debt for the five years subsequent to 1993 are:
1994 -- $1,494,000; 1995 -- $1,504,000; 1996 -- $41,050,000; 1997 -- $8,214,000;
1998 -- $0.
NOTE 7 -- EMPLOYEE BENEFIT PLANS
     The Company has a noncontributory pension plan covering substantially all employees. Employees become participants in the plan after one year of service and attainment of age 21. Pension benefits are based on years of service and average compensation. The amount funded for this plan is not less than the minimum required under federal law nor more than the amount deductible for federal income tax purposes. Plan assets consist primarily of equity securities, including 22,963 shares as of December 31, 1993 of the Company's common stock, and U.S. Government securities.
     The Company also has a noncontributory, unfunded retirement plan for certain officers and other key employees. Benefits are based on a percentage of the employees' compensation. The Company maintains life insurance policies on plan participants to act as a financing source for the plan.
     The following table sets forth the plans' financial status and the amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1993 and 1992:
                                      F-10

                      OWENS & MINOR, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 7 -- EMPLOYEE BENEFIT PLANS -- Continued

                                                                             PENSION PLAN        RETIREMENT PLAN
                                                                           1993       1992       1993       1992
                                                                                       (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Accumulated benefit obligations:
     Vested............................................................   $10,984    $ 8,970    $ 1,225    $ 1,279
     Non-vested........................................................       528      1,041        780        499
       Total benefits..................................................    11,512     10,011      2,005      1,778
Additional amounts related to projected salary increases...............     2,110      1,116      1,226        854
Projected benefit obligations for service rendered to date.............    13,622     11,127      3,231      2,632
Plan assets at fair market value.......................................    13,603     11,445         --         --
Plan assets over (under) projected benefit obligations.................       (19)       318     (3,231)    (2,632)
Unrecognized net (gain) loss from past experience......................       (42)    (1,032)     1,080        828
Unrecognized prior service cost (benefit)..............................       479        715        (23)      (109)
Unrecognized net (asset) obligation being
  recognized over 11 and 17 years,
  respectively.........................................................      (321)      (428)       369        410
Adjustment required to recognize minimum liability under SFAS 87.......        --         --       (200)      (275)
       Accrued pension asset (liability)...............................   $    97    $  (427)   $(2,005)   $(1,778)

     The components of net pension cost for both plans are as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                     1993        1992        1991
                                                            (IN THOUSANDS)
Service cost-benefits earned during the year....    $ 1,146     $   944     $   864
Interest cost on projected benefit
  obligations...................................      1,056         994         865
Actual return on plan assets....................     (1,450)       (748)     (1,829)
Net amortization and deferral...................        453        (145)      1,103
       Net periodic pension cost................    $ 1,205     $ 1,045     $ 1,003

     The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations are assumed to be 7.5% and 5.5% for 1993, respectively and 8% and 6% for 1992, respectively. The expected long-term rate of return on plan assets is 9%.
     In 1992, a curtailment gain of $123,000 which resulted from the dispositions of the business units classified as discontinued operations, was not reflected in net pension cost in the preceding table, but was included in gain on disposals in the Consolidated Statements of Income.
     Substantially all employees of the Company may become eligible for certain medical benefits if they remain employed until retirement age and fulfill other eligibility requirements specified by the plan. The plan is contributory with retiree contributions adjusted annually.
     The Company elected early adoption of the accounting provisions of the Statement of Financial Accounting Standards No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. This new standard requires that the expected cost of retiree health benefits be charged to expense during the years that the employees render service rather than the Company's past practice of recognizing these costs on a pay-as-you-go basis. As part of adopting the new standard, the Company recorded in the first quarter of 1992, a one-time, non-cash charge against earnings of $1,200,000 before taxes and $730,000 after taxes, or $.04 per share. This cumulative catchup adjustment as of January 1, 1992 represents the discounted present value of expected future retiree health benefits attributed to employees' service rendered prior to that date.
                                      F-11

                      OWENS & MINOR, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 7 -- EMPLOYEE BENEFIT PLANS -- Continued
     The following table sets forth the plan's financial status and the amount recognized in the Company's Consolidated Balance Sheets at December 31, 1993 and 1992:

                                                                                    AS OF DECEMBER 31,
                                                                                     1993       1992
                                                                                      (IN THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees.......................................................................   $  (251)   $  (208)
  Fully eligible active plan participants........................................      (464)      (384)
  Other active plan participants.................................................      (980)      (849)
Accumulated postretirement benefit obligation....................................    (1,695)    (1,441)
Unrecognized loss from past experience...........................................        64         --
Accrued postretirement benefit liability.........................................   $(1,631)   $(1,441)

     The components of net postretirement benefit cost are as follows:

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                          1993     1992
                                                               (IN
                                                           THOUSANDS)
Service cost..........................................    $142     $137
Interest..............................................     122      105
     Net periodic postretirement benefit cost.........    $264     $242

     For measurement purposes, a 13% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994; the rate was assumed to decrease gradually to 6.5% for the year 2001 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $104,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $52,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for 1993 and 8% for 1992.
NOTE 8 -- STOCKHOLDERS' RIGHTS PLAN
     On June 22, 1988, the Company adopted a stockholders' rights plan and distributed a dividend of one right for each outstanding share of common stock. Each right entitles the holder to buy one unit of a newly authorized series of preferred stock at an exercise price of $33.33 per right. The rights are exercisable only if a person or group acquires 20% or more of the Company's common stock or announces a tender offer for 30% or more of such stock. If a person or group purchases 30% or more of the common stock, each right will entitle the holder (except the acquiring person) to acquire preferred stock or, at the Company's option, common stock having a value equal to twice the right's exercise price.
     If the Company were acquired in a merger or other business combination, or if 50% of its earning power (as defined) or assets were sold in one transaction or a series of transactions, each right would entitle the holder (except the acquiring person) to purchase securities of the surviving company having a market value equal to twice the exercise price of the right.
     If a person or group acquires 20% or more of the Company's common stock, the Company may issue a share of common stock in exchange for each outstanding preferred share purchase right (except for rights held by the acquiring person). The rights, which expire on June 22, 1998, may be redeemed at any time up to 10 days after the announcement that a 20% position has been acquired, unless such period has been extended by the Board of Directors.
                                      F-12

                      OWENS & MINOR, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 9 -- STOCK OPTION PLANS
     Under the terms of the Company's stock option plans, 2,383,505 shares of common stock have been reserved for future issuance. Options may be designated as either Incentive Stock Options (ISO) or non-qualified stock options. Options granted under the Plans have an exercise price equal to the fair market value of the stock on the date of grant and can be exercised up to ten years from date of grant. As of December 31, 1993, there were 687,038 non-qualified and no ISO stock options issued and outstanding under the Plans.
     The changes in shares under outstanding options for the three years ended December 31, 1993 are as follows:

                                                  SHARES          GRANT PRICE
Year ended December 31, 1993
Outstanding at beginning of year.............      569,748     $   5.30 -- 14.00
Granted......................................      282,880        12.88 -- 14.75
Exercised....................................     (120,490)        5.30 -- 14.00
Expired/cancelled............................      (45,100)        5.33 -- 14.00
Outstanding at end of year...................      687,038     $   5.33 -- 14.75
Exercisable..................................      295,586
Shares available for additional grants.......    1,696,467
Year ended December 31, 1992
Outstanding at beginning of year.............      570,852     $   3.55 -- 14.00
Granted......................................      156,573        12.00 -- 13.08
Exercised....................................     (137,990)        3.55 --  8.39
Expired/cancelled............................      (19,687)        5.61 -- 14.00
Outstanding at end of year...................      569,748     $   5.30 -- 14.00
Exercisable..................................      332,950
Shares available for additional grants.......      284,247
Year ended December 31, 1991
Outstanding at beginning of year.............      755,933     $   3.55 --  6.22
Granted......................................      296,625         8.39 -- 14.00
Exercised....................................     (474,281)        3.55 --  8.39
Expired/cancelled............................       (7,425)        3.55 --  5.61
Outstanding at end of year...................      570,852     $   3.55 -- 14.00
Exercisable..................................      227,312
Shares available for additional grants.......      441,374

     Stock Appreciation Rights (SARs) may be granted in conjunction with any option granted under the Plans, and to the extent either is exercised, the other is cancelled. SARs are payable in cash, common stock or a combination of both, equal to the appreciation of the underlying shares from the date of grant to date of exercise, and may be exercised from one up to ten years from date of grant. As of December 31, 1993, there were no SARs issued and outstanding.
NOTE 10 -- INCOME TAXES
     The Company adopted Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES, as of January 1, 1993. The cumulative effect of this change in accounting for income taxes is a favorable adjustment of $706,000 and is reported separately in the Consolidated Statements of Income for the year ended December 31, 1993. Prior years' financial statements have not been restated to apply the provisions of Statement 109.
                                      F-13

                      OWENS & MINOR, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 10 -- INCOME TAXES -- Continued
     The provision for income taxes for continuing operations consists of the following:

                                                                            YEAR ENDED DECEMBER 31,
                                                                          1993       1992       1991
                                                                                (IN THOUSANDS)
Current tax provision:
  Federal.............................................................   $10,405    $ 9,386    $ 6,387
  State...............................................................     2,123      2,262      1,435
     Total current provision..........................................    12,528     11,648      7,822
Deferred tax benefit:
  Federal.............................................................      (555)      (916)      (928)
  State...............................................................       (73)      (227)      (213)
     Total deferred benefit...........................................      (628)    (1,143)    (1,141)
Provision for income taxes............................................   $11,900    $10,505    $ 6,681

     A reconciliation of the Federal statutory rate to the Company's effective income tax rate for continuing operations follows:

                                                              YEAR ENDED DECEMBER
                                                                      31,
                                                             1993     1992     1991
Federal statutory rate...................................    35.0%    34.0%    34.0%
Increases (reductions) in the rate resulting from:
  State income taxes, net of Federal
     income tax benefit..................................     4.4      5.1      5.7
  Other, net.............................................    (.3)      1.4      1.2
Effective rate...........................................    39.1%    40.5%    40.9%

     The significant components of deferred income tax benefit attributable to income from continuing operations for the year ended December 31, 1993 are as follows:

                                                                                          (IN THOUSANDS)
Deferred tax benefit...................................................................       $ (432)
Adjustments to deferred tax assets and
  liabilities for enacted changes
  in tax rates.........................................................................         (196)
     Total deferred benefit............................................................       $ (628)

     The components of deferred income tax expense (benefit) for continuing operations for the years ended December 31, 1992 and 1991 are as follows:

                                                             YEAR ENDED DECEMBER
                                                                     31,
                                                              1992        1991
                                                               (IN THOUSANDS)
Inventories..............................................    $  (135)    $   175
Depreciation.............................................        225         (77)
Employee benefit plans...................................       (611)       (239)
Allowance for doubtful accounts..........................       (303)       (372)
Real estate sale/leaseback...............................         88        (178)
Reserve for fixed assets.................................        126        (274)
Other, net...............................................       (533)       (176)
     Total deferred benefit..............................    $(1,143)    $(1,141)

                      OWENS & MINOR, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 10 -- INCOME TAXES -- Continued
     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1993 are presented below:

                                                                                          (IN THOUSANDS)
Deferred tax assets:
  Allowance for doubtful accounts......................................................      $  2,702
  Accrued liabilities not deductible until paid........................................         1,998
  Employee benefits plans..............................................................         3,038
  Leased assets........................................................................         3,512
  Other................................................................................         1,641
     Total deferred tax assets.........................................................        12,891
Deferred tax liabilities:
  Property and equipment...............................................................         4,484
  Merchandise inventories..............................................................           920
  Other................................................................................         1,352
     Total deferred tax liabilities....................................................         6,756
     Net deferred tax asset (included in
       other current assets and other assets)..........................................      $  6,135

     Management has determined, based on the Company's carryback availability, history of earnings and its expectation of earnings in future years, that it is more likely than not that all of the deferred tax asset will be realized. Therefore, the Company has not recognized a valuation allowance for the gross deferred tax asset recorded in the accompanying 1993 Consolidated Balance Sheet.
     Cash payments for income taxes, including taxes on discontinued operations, for 1993, 1992 and 1991 were $12,153,000, $21,672,000 and $6,756,000, respectively.
     For income tax purposes, the Company has unused operating loss carryforwards expiring in 2004 of approximately $640,000 associated with the National Healthcare acquisition which are available to offset future federal taxable income.
     The tax benefit relating to discontinued operations for the year ended December 31, 1993, was $333,000.
NOTE 11 -- COMMITMENTS AND CONTINGENCIES
     The Company has entered into noncancellable lease agreements for certain office and warehouse facilities and data processing and delivery equipment with remaining lease terms ranging from one to twelve years. Certain leases include renewal options, generally for five year increments. At December 31, 1993, future minimum annual payments under noncancellable leases with original terms in excess of one year are as follows:
                                      F-15

                      OWENS & MINOR, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 11 -- COMMITMENTS AND CONTINGENCIES -- Continued

                                                             CAPITAL LEASES     OPERATING LEASES
                                                                       (IN THOUSANDS)
1994.....................................................        $1,760             $ 10,305
1995.....................................................         1,629                9,647
1996.....................................................           561                7,214
1997.....................................................            --                5,403
1998.....................................................            --                4,738
Later years..............................................            --                9,039
     Total minimum lease payments........................         3,950             $ 46,346
Less imputed interest....................................           402
Present value of minimum lease payments..................        $3,548

     Minimum lease payments have not been reduced by minimum sublease rentals aggregating $3,160,000 due in the future under noncancellable subleases.
     Rent expense for continuing operations for the years ended December 31, 1993, 1992 and 1991 was $12,857,000, $11,329,000 and $10,468,000, respectively.
     The Company has limited concentrations of credit risk with respect to financial instruments. Temporary cash investments are placed with high credit quality institutions and concentrations within accounts and notes receivable are limited due to their geographic dispersion. Additionally, no single customer accounted for 10% or more of the Company's sales during 1993, except for sales under contract to member hospitals of the VHA, which amounted to $459.6 million or 32.9% of the Company's total net sales from continuing operations.
NOTE 12 -- QUARTERLY FINANCIAL DATA (UNAUDITED)
     The following table presents the summarized quarterly financial data for 1993, 1992 and 1991:

YEAR                                                                                    1993
QUARTER                                                               1ST         2ND         3RD         4TH
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales from continuing operations.............................   $317,812    $341,221    $361,959    $375,979
Gross margin.....................................................     33,634      35,654      38,151      39,872
Net income from continuing operations............................      3,826       4,265       4,790       5,636
Gain on disposals, net of other provisions and taxes.............         --          --          --         911
Cumulative effect of change in accounting principle..............        706          --          --          --
     Net income..................................................   $  4,532    $  4,265    $  4,790    $  6,547
Net income per share:
  Continuing operations..........................................   $    .19    $    .21    $    .23    $    .27
  Discontinued operations........................................         --          --          --         .04
  Cumulative effect of change in accounting principle............        .03          --          --          --
     Net income per share........................................   $    .22    $    .21    $    .23    $    .31

                      OWENS & MINOR, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED
NOTE 12 -- QUARTERLY FINANCIAL DATA (UNAUDITED) -- Continued

YEAR                                                                                    1992
QUARTER                                                               1ST         2ND         3RD         4TH
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales from continuing operations.............................   $282,481    $289,705    $300,018    $305,094
Gross margin.....................................................     28,514      29,778      31,450      34,558
Net income from continuing operations............................      3,085       3,613       3,952       4,785
Discontinued operations:
  Income (loss) from discontinued operations,
     net of taxes................................................        123         (46)         --          --
  Gain (loss) on disposals, net of
     other provisions and taxes..................................      9,933      (3,080)         --      (1,243)
Cumulative effect of change in accounting principle..............       (730)         --          --          --
     Net income..................................................   $ 12,411    $    487    $  3,952    $  3,542
Net income (loss) per share:
  Continuing operations..........................................   $    .16    $    .18    $    .20    $    .24
  Discontinued operations........................................        .51        (.16)         --        (.06)
  Cumulative effect of change in accounting principle............       (.04)         --          --          --
     Net income per share........................................   $    .63    $    .02    $    .20    $    .18

YEAR                                                                                    1991
QUARTER                                                               1ST         2ND         3RD         4TH
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales from continuing operations.............................   $239,378    $247,441    $260,382    $273,813
Gross margin.....................................................     23,384      24,493      25,962      28,871
Net income from continuing operations............................      1,800       2,227       2,699       2,943
Income from discontinued operations, net of taxes................        533         510         757         558
     Net income..................................................   $  2,333    $  2,737    $  3,456    $  3,501
Net income per share:
  Continuing operations..........................................   $    .09    $    .11    $    .14    $    .15
  Discontinued operations........................................        .03         .03         .03         .03
     Net income per share........................................   $    .12    $    .14    $    .17    $    .18

                         REPORT OF INDEPENDENT AUDITORS
Board of Directors
Stuart Medical, Inc.
Greensburg, Pennsylvania
     We have audited the accompanying balance sheets of Stuart Medical, Inc. as of December 31, 1993 and 1992, and the related statements of income, shareholders' equity, and cash flows for the year ended December 31, 1993, the eight-month period ended December 31, 1992, and the years ended April 30, 1992 and 1991. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stuart Medical, Inc. at December 31, 1993 and 1992, and the results of its operations and its cash flows for the year ended December 31, 1993, the eight-month period ended December 31, 1992, and the years ended April 30, 1992 and 1991 in conformity with generally accepted accounting principles.

ERNST & YOUNG

Pittsburgh, Pennsylvania
February 28, 1994
                                      F-18

                              STUART MEDICAL, INC.
                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                                 DECEMBER 31,
                                                                                               1993        1992
ASSETS
CURRENT ASSETS
  Cash....................................................................................   $  5,896    $ 12,517
  Note receivable from Stuart's Funding Corporation.......................................     13,520      17,951
  Merchandise inventories.................................................................   107,298..    101,510
  Refundable Federal income taxes.........................................................         --       5,116
  Net assets of discontinued operations...................................................         --       2,480
  Note receivable from affiliate..........................................................      1,800          --
  Prepaid expenses and other..............................................................        857       1,172
     Total Current Assets.................................................................    129,371     140,746
PROPERTY AND EQUIPMENT
  Land....................................................................................        722         722
  Buildings and improvements..............................................................     16,486      16,362
  Furniture and equipment.................................................................     19,835      17,968
  Automobiles and trucks..................................................................      6,609       6,346
                                                                                               43,652      41,398
  Less-Accumulated depreciation...........................................................     24,494      19,722
  Net Property and Equipment..............................................................     19,158      21,676
OTHER ASSETS
  Goodwill................................................................................     29,617      31,754
  Covenants not to compete................................................................        355         925
  Other...................................................................................        219         587
     Total Other Assets...................................................................     30,191      33,266
     TOTAL ASSETS.........................................................................   $178,720    $195,688
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable..................................................................   $ 75,223    $ 84,882
  Accrued payroll and employee benefits...................................................      3,501       3,670
  Other accrued liabilities...............................................................      6,090       6,154
  Due to affiliate........................................................................      1,897          --
  Current portion of long-term debt.......................................................        452       2,146
     Total Current Liabilities............................................................     87,163      96,852
LONG-TERM DEBT, less current portion......................................................     47,976      60,948
SHAREHOLDERS' EQUITY
  Common stock............................................................................          5           5
  Additional paid-in capital..............................................................      4,026       3,770
  Retained earnings.......................................................................     39,550      34,113
     Total Shareholders' Equity...........................................................     43,581      37,888
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...........................................   $178,720    $195,688

        The accompanying notes are an integral part of these statements.
                                      F-19

                              STUART MEDICAL, INC.
                              STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)

                                                                             EIGHT MONTHS        YEARS ENDED APRIL
                                                         YEAR ENDED              ENDED                  30,
                                                      DECEMBER 31, 1993    DECEMBER 31, 1992      1992        1991
Net sales..........................................       $ 890,477            $ 584,047        $752,416    $648,729
Cost of goods sold.................................         793,879              521,796         664,773     571,631
  GROSS PROFIT.....................................          96,598               62,251          87,643      77,098
Warehouse, selling and administrative
  expenses.........................................          73,060               47,216          65,966      59,880
Depreciation and amortization......................           7,922                6,082           7,871       6,603
Non-recurring expenses.............................           1,184                  914              --          --
                                                             82,166               54,212          73,837      66,483
  OPERATING INCOME.................................          14,432                8,039          13,806      10,615
Other income (expense):
  Discount on sale of trade receivables............          (3,350)              (2,782)         (5,312)     (5,535)
  Interest expense.................................          (3,536)              (2,580)         (6,567)     (8,844)
  Service charges to affiliate.....................           1,317                   --              --          --
  Other............................................             360                  320             448         892
                                                             (5,209)              (5,042)        (11,431)    (13,487)
  INCOME (LOSS) FROM
  CONTINUING OPERATIONS
  BEFORE PROVISION FOR
  STATE INCOME TAX.................................           9,223                2,997           2,375      (2,872)
Provision (credit) for state income taxes..........             476                  234             121        (212)
  INCOME (LOSS) FROM
  CONTINUING OPERATIONS............................           8,747                2,763           2,254      (2,660)
Income from discontinued operations,
  less applicable state
  income taxes.....................................             528                8,413          22,409      18,153
  NET INCOME.......................................       $   9,275            $  11,176        $ 24,663    $ 15,493
PRO FORMA (UNAUDITED)
Income (loss) from continuing operations
  before income taxes..............................       $   9,223            $   2,997        $  2,375    $ (2,872)
Provision (credit) for pro forma taxes.............           4,898                1,898           1,721        (234)
Income (loss) from continuing operations...........           4,325                1,099             654      (2,638)
Income from discontinued operations
  less pro forma taxes.............................             328                5,396          13,739      12,032
Pro Forma Net Income...............................       $   4,653            $   6,495        $ 14,393    $  9,394

        The accompanying notes are an integral part of these statements.
                                      F-20

                              STUART MEDICAL, INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                                 ADDITIONAL
                                                                      COMMON      PAID-IN      RETAINED
                                                                      STOCK       CAPITAL      EARNINGS     TOTAL
BALANCES AT APRIL 30, 1990........................................   $      6     $ 24,994     $ 12,386    $ 37,386
  Net income......................................................         --           --       15,493      15,493
  Shareholder distributions.......................................         --           --       (3,888)     (3,888)
BALANCES AT APRIL 30, 1991........................................          6       24,994       23,991      48,991
  Net income......................................................         --           --       24,663      24,663
  Shareholder distributions.......................................         --           --      (20,717)    (20,717)
BALANCES AT APRIL 30, 1992........................................          6       24,994       27,937      52,937
  Net income......................................................         --           --       11,176      11,176
  Shareholder distributions.......................................         --           --       (5,000)     (5,000)
  Spin-off of net assets of
     NMSI, Inc. and retirement
     of exchanged stock...........................................         (1)     (21,224)          --     (21,225)
BALANCES AT DECEMBER 31, 1992.....................................          5        3,770       34,113      37,888
  Net income......................................................         --           --        9,275       9,275
  Excess of sale price over net
     assets of discontinued
     AIP division.................................................         --          256           --         256
  Shareholder distributions.......................................         --           --       (3,838)     (3,838)
BALANCES AT DECEMBER 31, 1993.....................................   $      5     $  4,026     $ 39,550    $ 43,581

        The accompanying notes are an integral part of these statements.
                                      F-21

                              STUART MEDICAL, INC.
                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                            EIGHT MONTHS
                                                        YEAR ENDED              ENDED          YEARS ENDED APRIL 30,
                                                     DECEMBER 31, 1993    DECEMBER 31, 1992      1992        1991
OPERATING ACTIVITIES
Net income........................................       $   9,275            $  11,176        $ 24,663    $  15,493
Adjustments to reconcile net
  income to net cash provided
  by operating activities:
  Depreciation and amortization...................           7,922                6,082           7,871        6,603
  Changes in working capital:
     Accounts receivable..........................              --                   --              --       (5,807)
     Note receivable from Stuart's Funding
       Corp.......................................           4,431               (6,817)         (3,413)      (7,721)
     Inventories and other assets.................          (1,759)              20,989         (21,652)     (14,741)
     Accounts payable and accrued expenses........          (7,995)               8,030          16,527       14,923
     Net assets of discontinued operations........           2,480               (2,480)         (1,359)         159
     Spin-off of net current assets of NMSI.......              --              (16,021)             --           --
       NET CASH PROVIDED BY
          OPERATING ACTIVITIES....................          14,354               20,959          22,637        8,909
INVESTING ACTIVITIES
Purchase of property and equipment................          (2,727)              (2,548)         (5,072)      (5,380)
Excess sales price over net assets
  of discontinued operations......................             256                   --              --           --
Spin-off of net non-current assets of NMSI........              --               (5,204)             --           --
       NET CASH USED BY
          INVESTING ACTIVITIES....................          (2,471)              (7,752)         (5,072)      (5,380)
FINANCING ACTIVITIES
Principal repayments on shareholders' notes.......              --                   --          (6,750)      (2,000)
Proceeds from bank credit facilities..............          29,000               35,000          40,500      128,500
Principal repayments on bank credit
  facilities and other term debt..................         (43,666)             (31,054)        (35,309)    (203,164)
Shareholder distributions.........................          (3,838)              (5,000)        (17,916)      (3,888)
Proceeds from sale of receivables.................              --                   --              --       77,854
       NET CASH USED BY
          FINANCING ACTIVITIES....................         (18,504)              (1,054)        (19,475)      (2,698)
       INCREASE (DECREASE)
          IN CASH.................................          (6,621)              12,153          (1,910)         831
Cash at Beginning of period.......................          12,517                  364           2,274        1,443
       CASH AT END OF PERIOD......................       $   5,896            $  12,517        $    364    $   2,274

     During the periods ended December 31, 1993 and 1992 and April 30, 1992 and 1991, the Company paid interest of $2,938, $2,329, $7,498, $9,410 and taxes of $1,190, $1,103, $1,589 and $982.
        The accompanying notes are an integral part of these statements.
                                      F-22

                              STUART MEDICAL, INC.
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1993
NOTE 1 -- BUSINESS COMBINATION AND SUBSEQUENT EVENT
     On December 22, 1993, Stuart Medical, Inc. (Company) jointly announced with Owens & Minor, Inc. (O&M) that they have entered into an Agreement of Exchange whereby the Companies will combine their two businesses. In the proposed transaction, O&M will form a holding company that will own all of the currently outstanding capital stock of the Company and O&M.
     Under the terms of the agreement, the new holding company would exchange $40.2 million in cash and $115 million par value of convertible preferred stock for 100 percent of the capital stock of the Company. Each outstanding share of O&M common stock would be exchanged for one share of common stock of the new holding company.
     The convertible preferred stock will be: (A) convertible into approximately
4.65 million shares of common stock of the new holding company (or about 17.8 percent of the pro forma fully diluted outstanding shares of the new holding company): (B) entitled to an annual cash dividend of 4 1/2 percent: and (C) redeemable by O&M under certain circumstances after three years.
     The transaction is conditioned upon O&M shareholders' approval, the receipt of O&M of adequate financing, the Securities and Exchange Commission's declaration of the effectiveness of a registration statement covering the holding company shares to be issued to O&M shareholders, and the satisfaction of other customary closing conditions.
     The Board of Directors of O&M and the requisite shareholders of the Company have unanimously approved this transaction. The O&M shareholders' meeting to vote on the proposed transaction is anticipated to be held in April 1994, with closing of the transaction expected to occur shortly thereafter.
     O&M is presently negotiating a $300 to $350 million line of credit to, among other things, replace the Company's existing financing facilities. See Notes 5 and 6.
NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES
     CHANGE IN FISCAL YEAR: Effective December 31, 1992, the Company elected to change its fiscal year from the period ended April 30 to a December 31 calendar year. The reasons for this change include certain tax benefits related to S Corporations, the business's lack of seasonality, and because a calendar year will facilitate industry comparisons.
     MERCHANDISE INVENTORIES: Inventories, consisting of merchandise held for resale, are valued at the lower of cost (first-in, first-out method) or market. Inventories are presented net of reserves for obsolescence of $3.3 million and $4.7 million at December 31, 1993 and 1992, respectively.
     PROPERTY AND EQUIPMENT: Additions to property and equipment are recorded at cost. The cost of assets sold or retired and the related accumulated depreciation and amortization have been eliminated from the accounts in the year of sale or retirement and the resulting gain or loss has been reflected in operations. Normal maintenance and repairs are expensed as incurred and renovations and betterments are capitalized.
     Depreciation is computed on the straight-line method over the estimated useful lives of the various assets. Leasehold improvements are amortized by the straight-line method over the shorter of their estimated useful lives or the term of the lease. Estimated useful lives for financial reporting purposes are:

                  ASSETS                                               ESTIMATED USEFUL LIFE
Building and improvements                                                     15 years
Furniture and equipment                                                        5 years
Vehicles                                                                       5 years

                              STUART MEDICAL, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED
NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES -- Continued
     Depreciation expense was $5.2 million for the year ended December 31, 1993, $3.9 million for the eight months ended December 31, 1992 and $5.1 million and $4.5 million for the years ended April 30, 1992 and 1991.
     INTANGIBLE ASSETS: Goodwill represents the excess of cost over the fair values of net assets acquired and is being amortized on a straight-line basis over twenty-year periods. Accumulated amortization was $12.9 million and $10.8 million at December 31, 1993 and 1992, respectively.
     In conjunction with certain acquisitions, the Company entered into noncompete agreements with the former owners of the acquired companies. The payments required pursuant to these agreements have been capitalized and are being amortized over the terms of the agreements, generally three to five years. Accumulated amortization was $3.0 million and $2.4 million at December 31, 1993 and 1992, respectively.
     REFUNDABLE INCOME TAXES: Refundable income taxes represent a deposit required by the Internal Revenue Service for S Corporations whose fiscal year is other than a calendar year (see Note 7). As the result of the Company's change to a calendar year-end effective December 31, 1992, this deposit was no longer required and was refunded in June, 1993.
     NOTE RECEIVABLE FROM STUART'S FUNDING CORPORATION: Note receivable from Stuart's Funding Corporation results from the sales of trade accounts receivable (see Note 5) and is presented net of reserves for sales returns and allowances of $2.4 million and $3.1 million at December 31, 1993 and 1992, respectively.
     CASH AND CASH EQUIVALENTS: Cash and cash equivalents include cash and overnight investments in marketable securities. At December 31, 1993 and 1992, book overdrafts of $6.0 million and $24.6 million, attributable to the float of the Company's outstanding checks, had been reclassified to accounts payable.
NOTE 3 -- DISCONTINUED OPERATIONS
     On December 23, 1992, the Company's Board of Directors approved the divestiture and spin-off of the Surgical Implant division into a newly created company named Stuart Medical Specialty, Inc., subsequently renamed National Medical Specialty, Inc. (NMSI) as of December 31, 1992. The Surgical Implant division consisted primarily of the sales and marketing of surgically implanted spinal and orthopedic devices to physicians and hospitals.
     The NMSI divestiture and spin-off was effected by the distribution and issuance of shares of new NMSI common stock pro rata to the shareholders of record of the Company on December 31, 1992, in exchange for 20% of their existing shares in the Company. This divestiture and spin-off was accounted for at the book value of the net assets distributed which amounted to $21.2 million.
     In February 1993, the Company's management formally approved a plan whereby its General Surgery and Anesthesia (AIP) division would be sold to NMSI. This transaction was concluded on July 30, 1993, for a consideration of $2.8 million and the assumption by NMSI of certain liabilities of the AIP division. As the shareholders of NMSI are substantially the same as the shareholders of the Company, this transaction is considered to be between related parties. Therefore, rather than recording income on the transactions, the $256,000 excess of consideration over the basis of assets sold was credited to paid-in capital. The consideration in the sale was received in a $1.8 million promissory note due July 30, 1994, bearing interest at prime plus 1%, and the exchange of a $1.0 million receivable. The net assets of the AIP division were $2.5 million at December 31, 1992, and are reflected in the accompanying balance sheet as "net assets of discontinued operations."
     The statements of income for all periods presented have been restated to report the results of operations of the Surgical Implant and AIP divisions as discontinued operations. Summarized information on these divisions for these periods is as follows:
                                      F-24

                              STUART MEDICAL, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED
NOTE 3 -- DISCONTINUED OPERATIONS -- Continued

                                                                             EIGHT MONTHS        YEARS ENDED APRIL
                                                         YEAR ENDED              ENDED                  30,
                                                      DECEMBER 31, 1993    DECEMBER 31, 1992      1992        1991
                                                                              (IN THOUSANDS)
Sales..............................................        $20,912              $64,173         $117,253    $103,218
Operating income...................................        $   608              $ 9,130         $ 23,564    $ 19,553
Income before state income taxes...................        $   565              $ 9,156         $ 23,612    $ 19,605
Allocated state income taxes.......................             37                  743            1,203       1,452
NET INCOME.........................................        $   528              $ 8,413         $ 22,409    $ 18,153

NOTE 4 -- NON-RECURRING CHARGES
     In 1992 non-recurring charges include approximately $600,000 of legal, accounting, auditing, printing and other professional expenses, incurred in conjunction with a proposed initial registration statement and public offering. These costs had been incurred during the period starting in January, 1992 and were deferred until November, 1992 when the plans for the proposed public offering were terminated.
     Also included in non-recurring charges were certain professional expenses and other consultative services of approximately $314,000 incurred during the eight-month period ended December 31, 1992 in connection with negotiating a proposed agreement to sell the Company to a third party. Plans to sell the Company pursuant to this proposed agreement were terminated in February, 1993. Additional non-recurring costs were incurred in 1993 relating to this transaction which amounted to approximately $1.2 million.
NOTE 5 -- SALE OF ACCOUNTS RECEIVABLE
     The Company entered into a Sale and Administration Agreement dated June 19, 1990, subsequently amended and restated September 30, 1993, whereby it sells its trade accounts receivable (Receivables) to a special purpose company (Stuart's Funding Corporation) owned by one of the Company's shareholders, which in turn issues commercial paper secured by Receivables. Stuart's Funding Corporation has the ability to issue up to $125 million of commercial paper to support this program under an agreement which runs through November 24, 1994, with provisions for semiannual renewals. The Sale and Administration Agreement requires the Company to maintain substantially the same covenants as those described in Note
6. The Company sells its Receivables at a discount and receives cash for approximately 90% of the discounted eligible Receivables and an interest-bearing note for the remaining balance. The discount rate varies based upon commercial paper rates and other factors. The note bears interest at the applicable Federal rate (short-term).
     During the periods ended December 31, 1993 and 1992, and April 30, 1992 and 1991, Receivables from continuing operations totaling $890 million, $584 million, $752 million and $644 million were sold under the agreement, of which approximately $95 million and $100 million were outstanding at December 31, 1993 and 1992. The Receivables are sold without recourse except the Company is required to replace or repurchase receivables that are subject to billing errors or customer returns. The Company services these Receivables for a fee.
                                      F-25

                              STUART MEDICAL, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED
NOTE 6 -- LONG-TERM DEBT
     Long-term debt consists of the following:

                                                                                      DECEMBER 31,
                                                                                    1993       1992
                                                                                     (IN THOUSANDS)
Revolving loan..................................................................   $46,000    $58,000
Term loan.......................................................................        --      1,673
Real estate and equipment loans.................................................     2,428      3,421
                                                                                    48,428     63,094
Less -- Current maturities......................................................       452      2,146
LONG-TERM DEBT, LESS
  CURRENT MATURITIES............................................................   $47,976    $60,948

     The Company has a credit agreement with a group of banks which provides for revolving loans. This credit agreement, referred to as the Fourth Amended and Restated Credit Agreement, dated July 30, 1993, provides for revolving loans of up to $85 million based on 65% of eligible inventory, plus cash equivalents as defined. The agreement requires the Company, among other things, to (a) restrict the payment of shareholder distributions based upon net worth levels (as defined), (b) maintain a minimum net worth (as defined) of 95% of book net worth at June 30, 1993 plus 50% of net income for subsequent fiscal quarters, (c) maintain an interest coverage ratio of at least 1.50:1 from October 31, 1993 to March 31, 1994 and (d) maintain a leverage ratio (as defined) of .625 to 1.0 from July 30, 1993 to December 31, 1994.
     At December 31, 1993, net worth exceeded the required levels by $3.9 million.
     This agreement is secured by inventory, certain property and equipment and the note receivable from
Stuart's Funding Corporation (see Note 5). This agreement expires June 30, 1996 and can be extended for additional one year periods subject to bank approval.
     The Company can select from several floating interest rate alternatives. At December 31, 1993, borrowings under this agreement had interest rates based on LIBOR rate plus 1 1/2% (approximately 5%) and prime plus 1/2% (approximately
6 1/2%). A commitment fee of 3/8% per annum is charged on the unused portion of the available credit.
     The term loan under the credit agreement was repayable in semiannual installments through December 31, 1993, and was repaid in full on June 30, 1993.
     The real estate loans consist of various Pennsylvania Industrial Development Authority loans and bank loans payable in monthly installments ranging from $2,200 to $22,200 through 2003. Interest rates range from 3% to 10 1/4%. The loans are collateralized by a mortgage on the related land and operating facilities with a net book value of approximately $4.9 million at December 31, 1993. The Pennsylvania Industrial Development Authority loans are subordinate to the banks' security interest in the collateral.
     Maturities of long-term debt for the next five years ended December 31 are as follows:

                                                                      (IN THOUSANDS)
1994.............................................................        $    452
1995.............................................................             225
1996.............................................................          46,074
1997.............................................................              76
1998.............................................................              78
Thereafter.......................................................           1,523
                                                                         $ 48,428

                              STUART MEDICAL, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED
NOTE 7 -- INCOME TAXES AND PRO FORMA (UNAUDITED) INCOME TAXES
     The Company is qualified as an S Corporation under the Internal Revenue Code, as well as in a number of the states in which it files income tax returns. Accordingly, previously reported financial statements did not reflect a provision for either Federal income taxes or certain state income taxes where the Company's taxable income and expense items were included in the appropriate tax returns of the Company's shareholders. The Company also transacts business in a number of states which do not recognize S Corporations or in which the Company elected to be treated as a taxable corporation and, accordingly, an income tax provision has been recorded for these states.
     Upon completion of the business combination described in Note 1, the Company will no longer be qualified as an S Corporation and the accompanying income statements present income taxes on a pro forma (unaudited) basis as if the Company had been a taxable corporation for all periods presented. The pro forma income tax provision has been computed on the basis of the liability method pursuant to Financial Accounting Standard No. 109.
     A reconciliation of the Federal statutory rate to the Company's effective pro forma unaudited income tax rate from continuing operations follows:

                                                                                    EIGHT MONTHS        YEARS ENDED
                                                                YEAR ENDED              ENDED            APRIL 30,
                                                             DECEMBER 31, 1993    DECEMBER 31, 1992    1992     1991
Federal Statutory Rate....................................          34.0%                34.0%         34.0%   (34.0%)
State income taxes, net of
  Federal tax benefit.....................................          10.0                 11.9           5.1      (1.0)
Nondeductible goodwill amortization.......................           7.8                 16.2          30.6      25.3
Other, net................................................           1.3                  1.2           2.8       1.6
Effective tax rate........................................          53.1%                63.3%         72.5%    (8.1%)

     Pro forma unaudited accumulated deferred tax benefits amounted to approximately $6.0 million as of December 31, 1993 and will be recorded by O&M in purchase accounting subject to recoverability by the combined business of the new holding company and the Company. These deferred tax benefits result primarily from book depreciation and inventory adjustments in excess of those reported for tax purposes.
NOTE 8 -- FINANCIAL INSTRUMENTS
     The Company periodically enters into interest rate swaps and interest rate cap agreements to reduce exposure to changes in interest rates. The interest differential to be paid or received is accrued and included in interest expense.
     At December 31, 1992, the Company had one interest rate swap agreement outstanding with a commercial bank having a notional amount of $5 million. This agreement, which matured in January 1993, required the Company to pay a fixed rate of approximately 9.04%. No interest rate swap agreements were entered into during 1993.
     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and cash investments. The Company's customer base includes many of the nation's acute care and related health care providers. However, the Company's credit evaluation process, reasonably short collection terms and the geographical dispersion of sales transactions help to mitigate this concentration of credit risk. The Company also has cash investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of investments to financial institutions evaluated as highly creditworthy.
                                      F-27

                              STUART MEDICAL, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED
NOTE 9 -- EMPLOYEE RETIREMENT BENEFITS
     Prior to December 1, 1993, the Company sponsored a retirement/savings plan which covered substantially all employees. The plan is intended to qualify under the Internal Revenue Code. Eligible employees could contribute up to 15% of their compensation to the plan and the Company matched 100% of the employees' contributions up to a maximum of 3% of the employees' base compensation. The Company also made discretionary contributions to the plan.
     On December 1, 1993, this plan was split into two separate plans. All assets and liabilities attributable to the 401(k) portion of the plan, established January 1, 1990, were transferred to the new plan (the Savings Plan for Stuart Medical, Inc. and National Medical Specialty, Inc.), and the assets and liabilities attributable to the prior money purchase plan remained in the retirement/savings plan. Also effective December 1, 1993, the existing plan was frozen in that contributions are no longer permitted. Under the new 401(k) plan, employee and Company contribution parameters remain the same as they were prior to December 1, 1993 under the retirement/savings plan. This plan is intended to qualify under the Internal Revenue Code.
     Total expense under the Company's retirement plan was $709,000 for the year ended December 31, 1993, $571,000 for the period ended December 31, 1992 and $595,000 and $759,000 for the years ended April 30, 1992 and 1991, respectively.
     Presently, the Company does not provide any other post-retirement benefits to its employees; and accordingly, Financial Accounting Standard No. 106 regarding other post-retirement benefits did not have any effect on the Company's reported financial position or results of operations.
NOTE 10 -- LEASES
     The Company rents equipment, as well as office and warehouse space under various operating lease agreements, certain of which provide for renewal options. Total rental expense was $7.1 million for the year ended December 31, 1993, $3.6 million for the period ended December 31, 1992 and $4.2 million and $3.2 million for the years ended April 30, 1992 and 1991, respectively.
     Future lease payments under operating leases are as follows for the next five years ended December 31:

                                                                            (IN THOUSANDS)
1994...................................................................        $  5,969
1995...................................................................           5,032
1996...................................................................           1,934
1997...................................................................           1,623
1998...................................................................           1,036
Thereafter.............................................................              --
                                                                               $ 15,594

NOTE 11 -- RELATED PARTY TRANSACTIONS
     The Company purchases a portion of its surgical gloves from an affiliated entity, Pittsburgh International Medical Supply, Inc. (PIMS), several of whose shareholders are also shareholders of the Company. The Company had glove purchases from PIMS of $4.1 million for the year ended December 31, 1993, $1.6 million for the eight months ended December 31, 1992 and $4.7 million and $3.0 million for the years ended April 30, 1992 and 1991, respectively.
     The Company provided certain warehousing, administration, accounting, information systems and occupancy services to its discontinued NMSI divisions for a fee (see Note 3). The Company also charged the NMSI divisions for working capital related interest costs during the period ended December 31, 1992. These inter-
                                      F-28

                              STUART MEDICAL, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED
NOTE 11 -- RELATED PARTY TRANSACTIONS -- Continued divisional charges which amounted to $2.4 million, $4.4 million and $800,000 for the periods ended December 31, 1992, April 30, 1992 and 1991 were eliminated in the statements of income.
     In 1993, the Company provided warehousing, delivery and administrative services to its affiliate, NMSI. Charges for these services amounted to $1.3 million and are included in other income.
     During NMSI's transition to its own systems, customers are remitting certain NMSI receivable payments to the Company (NMSI is in the process of educating customers as to NMSI's lockbox account). Consequently, each month the Company transfers to NMSI the excess of receivable collections over the service charge for the prior month. At December 31, 1993, the Company recorded a liability in the amount of $1.9 million to reflect the excess of receivable collections over NMSI's service charge.
NOTE 12 -- INDUSTRY SEGMENT REPORTING
     The Company serves the health care industry through the sale and distribution of medical and surgical products and medical equipment. Substantially all of the Company's operations are conducted within the United States. Sales to hospital customers under the Company's hospital distribution agreement with VHA Supply Company, Inc. generated 51%, 48%, 43% and 44% of Company revenues during the periods ended December 31, 1993 and 1992, and April 30, 1992 and 1991, respectively.
NOTE 13 -- COMMON STOCK
     The Company's common stock consists of 10 million shares authorized having a par value of $.0025 per share, with 2.5 million shares originally issued and outstanding. As a result of the divestiture and spin-off of NMSI discussed in
Note 3, 2 million shares remain issued and outstanding at December 31, 1992 and 1993.
NOTE 14 -- PHANTOM STOCK PLANS
     The Company established phantom stock plans (The Plans) effective January 1, 1993. The Plans are an unfunded deferred compensation arrangement, based on appreciation of the value of the Company's common stock, for a group of senior management and highly compensated employees and are exempt from the requirements of the Employee Retirement Income Security Act of 1974. All phantom rights (Rights) have been awarded under The Plans. Each Right is intended to correspond to one share of the Company's common stock (see Note 13). As of December 31, 1993, 173,913 Rights have been awarded and no appreciation was attributed to these Rights as of that date. The value of the Rights was determined based upon a number of factors specified in The Plans, including operating earnings. The consummation of the business combination discussed in Note 1 will result in a different formula valuation and will trigger a payment to The Plans' participants.
NOTE 15 -- SUBSEQUENT EVENT
     On January 5, 1994, the Company purchased the medical supply distribution business of Midwest Hospital Supply, Inc. (Midwest) (a subchapter S Corporation) effective January 1, 1994, for a cash payment of $6.6 million and assumption of Midwest's outstanding debt obligations in the amount of $3.8 million. Midwest is located in Indianapolis, Indiana and has annual sales of approximately $50 million.
     Unaudited pro forma results of operations are presented below, with pro forma adjustments to the historical statements for goodwill amortization over 20 years based on a preliminary purchase price allocation, and income taxes at an assumed effective Federal and State tax rate of 40%.
                                      F-29

                              STUART MEDICAL, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED
NOTE 15 -- SUBSEQUENT EVENT -- Continued

                                                                                   UNAUDITED
                                                                                  YEAR ENDED
                                                                               DECEMBER 31, 1993
                                                                                (IN THOUSANDS)
Net Sales.................................................................          $51,787
Cost of goods sold........................................................           45,812
  Gross Profit............................................................            5,975
Operating expenses........................................................            4,653
  Operating income........................................................            1,322
Interest expense and other................................................              319
  Net income before pro forma adjustments.................................            1,003
Pro Forma goodwill amortization...........................................              240
  Pro Forma income before taxes...........................................              763
Pro Forma income taxes....................................................              305
Pro Forma net income......................................................          $   458

     Unaudited pro forma balance sheet information is as follows:

                                                                                   UNAUDITED
                                                                               DECEMBER 31, 1993
                                                                                (IN THOUSANDS)
Current assets............................................................          $ 7,454
Property and equipment....................................................              237
Goodwill..................................................................            4,840
Other assets..............................................................                3
     Total assets.........................................................           12,534
Current liabilities.......................................................            5,876
Long-term debt............................................................               57
Purchase price............................................................          $ 6,601

                                                                   ANNEX I


                                    PLAN OF EXCHANGE OF
                               SHARES OF OWENS & MINOR, INC.
                              FOR SHARES OF O&M HOLDING, INC.


Section 1.   Parties to the Exchange

      The name of the corporation proposing to exchange its shares is Owens & Minor, Inc. ("O&M"), a Virginia corporation. The name of the corporation that is to acquire all outstanding shares of O&M is O&M HOLDING, INC., formerly OMI Holding, Inc. ("O&M Holding"), a Virginia corporation.

Section 2.   Exchange of Shares

      Upon the effective time specified in Articles of Exchange filed with respect to this Plan of Exchange with the State Corporation Commission of Virginia (the "Effective Time"), by virtue of this Plan of Exchange and without any action on the part of the holders thereof:

      (a) Each outstanding share of common stock, $2 par value, of O&M shall automatically be converted into and exchanged for one share of common stock, $2 par value, of O&M Holding;

      (b) Each right outstanding to acquire a share of common stock, $2 par value, of O&M, whether by stock option, conversion right or otherwise, shall automatically be converted into and exchanged for the right to acquire a share of common stock, $2 par value, of O&M Holding;

      (c)   Each right outstanding to acquire a share of Series A
            Participating Preferred Stock, $10 par value, of O&M shall automatically be converted into and exchanged for the right to acquire a share of Series A Participating Preferred Stock, $100 par value, of O&M Holding;

      (d) O&M Holding shall become the owner and holder of all outstanding shares of common stock, $2 par value, of O&M; and

      (e) Each outstanding share of common stock, $2 par value, of O&M Holding outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive $10 from O&M Holding.

Section 3.   Certificates Representing Common Stock

      At the Effective Time, each certificate evidencing ownership of outstanding shares of common stock, $2 par value, of O&M shall automatically and without any action on the part of the holder thereof be deemed to evidence an identical number of shares of common stock, $2 par value, of O&M Holding.

Section 4.   Amendment or Termination

      With the approval of their respective Board of Directors, the parties hereto may amend this Plan of Exchange before the Effective Time, provided that any amendment made subsequent to the submission of this Plan of Exchange to the shareholders of the parties hereto shall not:

      (a) alter or change the amount or kind of shares, securities, cash, property or rights to be received in exchange for or on conversion of all or any of the shares of any class or series of such corporation;

      (b) alter or change any of the terms and conditions of the plan if such alteration or change would adversely affect the shares of any class or series of such corporation; or

      (c) alter or change any terms of the Articles of Incorporation of any corporation whose shareholders must approve this Plan of Exchange.

      This Plan of Exchange may be terminated before the Effective Time by the affirmative vote of a majority of the members of O&M's Board of Directors whether or not the holders of common stock, $2 par value, of O&M have cast their votes with regard to the exchange.

                                                                   ANNEX II


                                  PLAN OF SHARE EXCHANGE
                              OF SHARES OF SERIES B PREFERRED
                                STOCK OF O&M HOLDING, INC.
                                            FOR
                                 SHARES OF COMMON STOCK OF
                                   STUART MEDICAL, INC.


      This Plan of Share Exchange ("Plan of Exchange") by and between STUART MEDICAL, INC., a Pennsylvania corporation ("SMI"), and O&M HOLDING, INC., formerly OMI Holding, Inc. ("O&M Holding"), a Virginia corporation.


                                          RECITAL


      1. Owens & Minor, Inc., O&M Holding, SMI and certain holders of the issued and outstanding Common Stock, $.0025 par value per share, of SMI ("SMI Common Stock") are parties to an Agreement of Exchange dated as of December 22, 1993, as amended and restated on March 31, 1994 (the
"Agreement of Exchange").

      2. The respective Boards of Directors of SMI and O&M Holding have by resolution duly approved the Agreement of Exchange and this Plan of Exchange, and the Board of Directors of SMI has directed that this Plan of Exchange be submitted to its shareholders for adoption.


                                         ARTICLE I

                                      EFFECTIVE TIME

      After filing of Articles of Exchange with the Department of State of the Commonwealth of Pennsylvania, at the effective time specified in such Articles (the "Effective Time"), all of the issued and outstanding shares of SMI Common Stock shall, by operation of law, be converted into and exchanged for (the "Exchange") $40,200,000 in cash and 1,150,000 shares of Series B Preferred Stock, $100 par value per share, of O&M Holding ("O&M Holding Preferred Stock"), subject to adjustment for Dissenting Shares (as defined in Section 3.06 hereof) and fractional shares, all pursuant to the terms and conditions of this Plan of Exchange and of the Agreement of Exchange.

                                        ARTICLE II

                              GENERAL EFFECTS OF THE EXCHANGE

      The Exchange shall have the effects set forth herein and in Section 1931 of the Pennsylvania Business Corporation Law (the "BCL"). Pursuant to the Exchange, O&M Holding shall become the owner and holder of all of the outstanding shares of SMI Common Stock.

                                        ARTICLE III

                              MANNER AND BASIS OF CONVERTING
                            SHARES OF SMI; EXCHANGE PROCEDURES

      Section 3.01 Effect on Shares. At the Effective Time, by virtue of the Exchange and without any action on the part of O&M Holding, SMI or any holder of capital stock of either of them:

            (a) Exchange of Outstanding Shares. Each share of SMI Common Stock outstanding immediately prior to the Effective Time (except for Dissenting Shares) with respect to which an election to receive cash (a "Cash Election") has been made and not revoked ("Electing Shares"), and that has not been prorated pursuant to Section 3.03(c) hereof, shall be converted into and shall represent the right to receive the Cash Consideration (as defined in Section 3.02(b) hereof).

            (b) Each share of SMI Common Stock outstanding immediately prior to the Effective Time, except Dissenting Shares and Electing Shares ("Non-Electing Shares"), shall be converted into and shall represent the right to receive that fraction of a share of O&M Holding Preferred Stock having a par value equal to the Preferred Stock Consideration (as defined in Section 3.02(c) hereof).

      Section 3.02 Certain Definitions. (a) SMI shall obtain an opinion as to the aggregate fair market value of the O&M Holding Preferred Stock ("Aggregate Fair Market Value") as of a day that is not more than ten business days before the Effective Time. The term "Gross Valuation Amount" shall mean the sum of the Aggregate Fair Market Value plus $40,200,000.

            (b) The term "Cash Consideration" shall mean the quotient of the Gross Valuation Amount divided by 2,000,000.

            (c) The term "Preferred Stock Consideration" shall mean the result of the following formula:

            $115,000,000 divided by [2,000,000 - ($40,200,000/Cash
Consideration)]

      Section 3.03 Elections. (a) Any holder of shares of SMI Common Stock may make a Cash Election for up to 75% of the outstanding shares of SMI Common Stock held by such holder. A form of election (the "Form of Election") shall be provided to each holder of SMI Common Stock as early as practicable before the Effective Time. Any such shareholder's Cash Election shall have been properly made only if O&M Holding shall have received, no later than 5:00 p.m. Eastern Time on the last business day before the Effective Time (the "Election Cutoff Time"), a Form of Election properly completed and signed and accompanied by certificates for the shares of SMI Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of SMI.

            (b) Any Form of Election may be revoked or amended only by written notice from the appropriate holder received by O&M Holding no later than the Election Cutoff Time.

            (c) Anything in this Section 3.03 to the contrary notwithstanding, in the implementation of this Article III, O&M Holding shall make cash payments as nearly as practicable equal to but not less than $40,200,000 in the aggregate (the "Aggregate Cash Consideration"). In the event the product of the Cash Consideration multiplied by the number of Electing Shares exceeds the Aggregate Cash Consideration by more than $1,000, the Aggregate Cash Consideration shall be prorated among the number of Electing Shares to the end that the cash payments made by O&M Holding pursuant to Section 3.01 shall exceed by the smallest amount practicable the Aggregate Cash Consideration, and the remaining shares (or portions thereof) of Electing Shares shall be deemed to be shares (or portions thereof) of Non-Electing Shares and shall be converted into shares of O&M Holding Preferred Stock as provided in Section 3.01(b) hereof. In the event the product of the Cash Consideration multiplied by the number of Electing Shares is less than the Aggregate Cash Consideration, a number of Non-Electing Shares (determined pro rata among the total Non-Electing Shares) shall be deemed to be Electing Shares to the end that the cash payments made by O&M Holding pursuant to Section 3.01 shall equal or exceed by the smallest amount practicable the Aggregate Cash Consideration.

      Section 3.04 Fractional Shares. No fractional shares of O&M Holding Preferred Stock shall be issued in the Exchange. Instead the number of shares of O&M Holding Preferred Stock that a holder of SMI Common Stock receives as a result of the Exchange shall be rounded to the nearest full share (with a fraction of .5 or greater being rounded to the next highest full share).

      Section 3.05 Treasury Shares. Each share of SMI Common Stock held in the treasury of SMI immediately prior to the Effective Time shall be automatically cancelled and retired and cease to exist, and no cash or securities or other payment shall be paid or payable in respect thereof.

      Section 3.06 Dissenting Shares. Notwithstanding anything in this Plan of Exchange to the contrary, shares of SMI Common Stock issued and outstanding immediately prior to the Effective Time that are held by a shareholder who objects to the Exchange and complies with all provisions of the BCL concerning the right of such holders to dissent from the Exchange and demand appraisal rights of their shares (the "Dissenting Shares") shall not be converted as described in Section 3.01 but shall from and after the Effective Time represent only the right to receive such consideration as may be determined to be due to such Dissenting Holder pursuant to the BCL; provided, however, that all shares of SMI Common Stock outstanding immediately prior to the Effective Time and held by a Dissenting Holder who shall, after the Effective Time, withdraw his demand for appraisal or lose his right of appraisal, in either case pursuant to the BCL, shall be deemed to be converted, as of the Effective Time, into the right to receive shares of O&M Holding Preferred Stock in the amount and otherwise as specified in
Section 3.01(b), without interest.

      Section 3.07 Exchange Procedures. At the Effective Time, O&M Holding shall make available to each holder of record of a certificate or certificates that immediately prior to the Effective Time represent outstanding shares of SMI Common Stock (the "Certificates") whose shares were converted into the right to receive the Cash Consideration or shares of O&M Holding Preferred Stock, or both, pursuant to Section 3.01 hereof,
(i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to O&M Holding and shall be in such form and have such other provisions as O&M Holding may reasonably specify) and
(ii) instructions for use in effecting the surrender of the Certificates in exchange for the Cash Consideration, certificates representing shares of O&M Holding Preferred Stock, or both, as the case may be. Upon surrender of a Certificate for cancellation to O&M Holding, together with such letter of transmittal, duly executed, and any other required documents, the holder of such Certificate shall be entitled to receive (subject to deduction of any required withholding tax) in exchange therefor a check in the amount of any Cash Consideration that such holder has the right to receive pursuant to this Article III and a certificate representing that number of shares of O&M Holding Preferred Stock that such holder has the right to receive pursuant to the provisions of this Article III, and the Certificates so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.07, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender any Cash Consideration and the certificate representing shares of O&M Holding Preferred Stock as contemplated by this Section 3.07.

      Section 3.08 Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to O&M Holding Preferred Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of O&M Holding Preferred Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid (subject to deduction of any required withholding tax) to the record holder of the certificates representing shares of O&M Holding Preferred Stock issued in exchange therefor, without interest, (i) any Cash Consideration to which such holder is entitled, (ii) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of O&M Holding Preferred Stock and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender, payable with respect to such shares of O&M Holding Preferred Stock.

                                        ARTICLE IV

                                        TERMINATION

      This Plan of Exchange may be terminated and the Exchange contemplated hereby may be abandoned at any time (notwithstanding approval hereof by the shareholders of SMI) prior to the Effective Time if the Agreement of Exchange is terminated in accordance with its terms.

                                                                  ANNEX III






                                   AGREEMENT OF EXCHANGE
                              DATED AS OF DECEMBER 22, 1993,
                        AS AMENDED AND RESTATED ON MARCH 31, 1994,
                                       BY AND AMONG
                                   STUART MEDICAL, INC.,
                                   OWENS & MINOR, INC.,
                                     O&M HOLDING, INC.
                                            and
                                  CERTAIN SHAREHOLDERS OF

                                   STUART MEDICAL, INC.

                            TABLE OF CONTENTS


                                ARTICLE I
                               Definitions

1.01  "Affiliate". . . . . . . . . . . . . . . . . . . . . . . . . .   1
1.02  "Agreement". . . . . . . . . . . . . . . . . . . . . . . . . .   1
1.03  "BCL". . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
1.04  "Balance Sheet Deficiency" . . . . . . . . . . . . . . . . . .   2
1.05  "Balance Sheet Holdback Shares". . . . . . . . . . . . . . . .   2
1.06  "CERCLA" . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
1.07  "Certificates" . . . . . . . . . . . . . . . . . . . . . . . .   2
1.08  "Closing". . . . . . . . . . . . . . . . . . . . . . . . . . .   2
1.09  "Closing Balance Sheet". . . . . . . . . . . . . . . . . . . .   2
1.10  "Code" . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
1.11  "Competing Transaction". . . . . . . . . . . . . . . . . . . .   2
1.12  "Contracts". . . . . . . . . . . . . . . . . . . . . . . . . .   2
1.13  "E&Y". . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
1.14  "Effective Time" . . . . . . . . . . . . . . . . . . . . . . .   2
1.15  "ERISA". . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
1.16  "ERISA Affiliate". . . . . . . . . . . . . . . . . . . . . . .   3
1.17  "Exchanges". . . . . . . . . . . . . . . . . . . . . . . . . .   3
1.18  "Exchange Act" . . . . . . . . . . . . . . . . . . . . . . . .   3
1.19  "First C Year" . . . . . . . . . . . . . . . . . . . . . . . .   3
1.20  "GAAP" . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
1.21  "Hazardous Materials". . . . . . . . . . . . . . . . . . . . .   3
1.22  "HSR Act". . . . . . . . . . . . . . . . . . . . . . . . . . .   3
1.23  "Intellectual Property". . . . . . . . . . . . . . . . . . . .   3
1.24  "J.P. Morgan". . . . . . . . . . . . . . . . . . . . . . . . .   3
1.25  "Knowledge". . . . . . . . . . . . . . . . . . . . . . . . . .   3
1.26  "KPMG" . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
1.27  "Last SMI Year". . . . . . . . . . . . . . . . . . . . . . . .   3
1.28  "Law". . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
1.29  "Leased Property". . . . . . . . . . . . . . . . . . . . . . .   3
1.30  "Losses" . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
1.31  "Midwest". . . . . . . . . . . . . . . . . . . . . . . . . . .   4
1.32  "Midwest Accounts Receivable". . . . . . . . . . . . . . . . .   4
1.33  "Midwest Acquisition". . . . . . . . . . . . . . . . . . . . .   4
1.34  "Net Worth Deficiency" . . . . . . . . . . . . . . . . . . . .   4
1.35  "Notice of Objection". . . . . . . . . . . . . . . . . . . . .   4
1.36  "O&M". . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
1.37  "O&M Holding". . . . . . . . . . . . . . . . . . . . . . . . .   4
1.38  "O&M Articles of Exchange" . . . . . . . . . . . . . . . . . .   4
1.39  "O&M Common Stock" . . . . . . . . . . . . . . . . . . . . . .   4
1.40  "O&M Disclosure Schedule". . . . . . . . . . . . . . . . . . .   4
1.41  "O&M Exchange" . . . . . . . . . . . . . . . . . . . . . . . .   4
1.42  "O&M Financial Statements" . . . . . . . . . . . . . . . . . .   4
1.43  "O&M Holding Common Stock" . . . . . . . . . . . . . . . . . .   4
1.44  "O&M Holding Preferred Stock". . . . . . . . . . . . . . . . .   5
1.45  "O&M's Indemnitees". . . . . . . . . . . . . . . . . . . . . .   5
1.46  "O&M Plan of Exchange" . . . . . . . . . . . . . . . . . . . .   5
1.47  "O&M Shareholders' Meeting". . . . . . . . . . . . . . . . . .   5
1.48  "O&M Subsidiaries" . . . . . . . . . . . . . . . . . . . . . .   5
1.49  "PBGC" . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
1.50  "Pension Plans". . . . . . . . . . . . . . . . . . . . . . . .   5
1.51  "Permitted Liens". . . . . . . . . . . . . . . . . . . . . . .   5
1.52  "Phantom Stock Plans". . . . . . . . . . . . . . . . . . . . .   5
1.53  "Proxy Statement/Prospectus" . . . . . . . . . . . . . . . . .   5
1.54  "Qualified Pension Plan" . . . . . . . . . . . . . . . . . . .   5
1.55  "RCRA" . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
1.56  "Real Property". . . . . . . . . . . . . . . . . . . . . . . .   5
1.57  "Registration Rights Agreement". . . . . . . . . . . . . . . .   6
1.58  "Related Agreements" . . . . . . . . . . . . . . . . . . . . .   6
1.59  "Review Auditors". . . . . . . . . . . . . . . . . . . . . . .   6
1.60  "SMI". . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
1.61  "SMI 401(k) Plan". . . . . . . . . . . . . . . . . . . . . . .   6
1.62  "SMI Articles of Exchange" . . . . . . . . . . . . . . . . . .   6
1.63  "SMI Common Stock" . . . . . . . . . . . . . . . . . . . . . .   6
1.64  "SMI Current Balance Sheet". . . . . . . . . . . . . . . . . .   6
1.65  "SMI Disclosure Schedule". . . . . . . . . . . . . . . . . . .   6
1.66  "SMI Exchange" . . . . . . . . . . . . . . . . . . . . . . . .   6
1.67  "SMI Exchange Consideration" . . . . . . . . . . . . . . . . .   6
1.68  "SMI Financial Statements" . . . . . . . . . . . . . . . . . .   6
1.69  "SMI Funding". . . . . . . . . . . . . . . . . . . . . . . . .   6
1.70  "SMI Plan of Exchange" . . . . . . . . . . . . . . . . . . . .   6
1.71  "Sale and Administration Agreement". . . . . . . . . . . . . .   7
1.72  "SEC". . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
1.73  "SEC Reports". . . . . . . . . . . . . . . . . . . . . . . . .   7
1.74  "Securities Act" . . . . . . . . . . . . . . . . . . . . . . .   7
1.75  "Series B Preferred Stock" . . . . . . . . . . . . . . . . . .   7
1.76  "Severance Agreements" . . . . . . . . . . . . . . . . . . . .   7
1.77  "Shareholder" or "Shareholders". . . . . . . . . . . . . . . .   7
1.78  "Shareholders' Indemnitees". . . . . . . . . . . . . . . . . .   7
1.79  "Shareholders' Representative" . . . . . . . . . . . . . . . .   7
1.80  "Specialty". . . . . . . . . . . . . . . . . . . . . . . . . .   7
1.81  "Specialty Litigation" . . . . . . . . . . . . . . . . . . . .   7
1.82  "Specialty Obligations". . . . . . . . . . . . . . . . . . . .   7
1.83  "Subordinated Note". . . . . . . . . . . . . . . . . . . . . .   7
1.84  "Subordinated Note Holdback Shares". . . . . . . . . . . . . .   7
1.85  "Transfer" . . . . . . . . . . . . . . . . . . . . . . . . . .   8
1.86  "VHA". . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
1.87  "VSCA" . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
1.88  "Welfare Plans". . . . . . . . . . . . . . . . . . . . . . . .   8


                               ARTICLE II
                               The Closing

2.01  The Exchanges. . . . . . . . . . . . . . . . . . . . . . . . .   8
2.02  Closing; Filing of Articles of Exchange. . . . . . . . . . . .   8
2.03  Holdback Shares. . . . . . . . . . . . . . . . . . . . . . . .   8
2.04  Voting of Holdback Shares; Dividends; Interest . . . . . . . .   9
2.05  Closing Balance Sheet. . . . . . . . . . . . . . . . . . . . .  10

                               ARTICLE III
                              The Exchanges


                               ARTICLE IV
               Representations of SMI and the Shareholders

4.01  Existence and Good Standing. . . . . . . . . . . . . . . . . .  12
4.02  Authorization. . . . . . . . . . . . . . . . . . . . . . . . .  13
4.03  No Conflict. . . . . . . . . . . . . . . . . . . . . . . . . .  13
4.04  Capitalization . . . . . . . . . . . . . . . . . . . . . . . .  13
4.05  Subsidiaries, Affiliated Companies and Investments . . . . . .  14
4.06  Financial Statements . . . . . . . . . . . . . . . . . . . . .  14
4.07  No Material Adverse Changes. . . . . . . . . . . . . . . . . .  14
4.08  Books and Records. . . . . . . . . . . . . . . . . . . . . . .  16
4.09  Governmental Authorization . . . . . . . . . . . . . . . . . .  16
4.10  Litigation . . . . . . . . . . . . . . . . . . . . . . . . . .  16
4.11  Liabilities. . . . . . . . . . . . . . . . . . . . . . . . . .  17
4.12  Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
4.13  Personal Property, Inventory and Accounts Receivable . . . . .  18
4.14  Contracts. . . . . . . . . . . . . . . . . . . . . . . . . . .  18
4.15  Obligations for Money Borrowed . . . . . . . . . . . . . . . .  19
4.16  Employment Agreements and Benefits . . . . . . . . . . . . . .  19
4.17  Employee Benefit Plans . . . . . . . . . . . . . . . . . . . .  19
4.18  Employee Relations . . . . . . . . . . . . . . . . . . . . . .  21
4.19  Transactions with Affiliates . . . . . . . . . . . . . . . . .  21
4.20  Environmental Compliance . . . . . . . . . . . . . . . . . . .  21
4.21  Tax Matters. . . . . . . . . . . . . . . . . . . . . . . . . .  22
4.22  Insurance. . . . . . . . . . . . . . . . . . . . . . . . . . .  23
4.23  Absence of Certain Practices . . . . . . . . . . . . . . . . .  24
4.24  Compliance with Laws . . . . . . . . . . . . . . . . . . . . .  24
4.25  Certain Obligations. . . . . . . . . . . . . . . . . . . . . .  24
4.26  Pricing Audits . . . . . . . . . . . . . . . . . . . . . . . .  24
4.27  Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . .  24
4.28  Broker's or Finder's Fees. . . . . . . . . . . . . . . . . . .  24


                                ARTICLE V
                         Representations of O&M

5.01  Existence and Good Standing. . . . . . . . . . . . . . . . . .  25
5.02  Authorization. . . . . . . . . . . . . . . . . . . . . . . . .  25
5.03  No Conflict. . . . . . . . . . . . . . . . . . . . . . . . . .  25
5.04  Capitalization . . . . . . . . . . . . . . . . . . . . . . . .  26
5.05  Subsidiaries, Affiliated Companies and Investments . . . . . .  26
5.06  Financial Statements . . . . . . . . . . . . . . . . . . . . .  26
5.07  No Changes . . . . . . . . . . . . . . . . . . . . . . . . . .  26
5.08  Books and Records. . . . . . . . . . . . . . . . . . . . . . .  27
5.09  Governmental Authorization . . . . . . . . . . . . . . . . . .  27
5.10  Litigation . . . . . . . . . . . . . . . . . . . . . . . . . .  27
5.11  Liabilities. . . . . . . . . . . . . . . . . . . . . . . . . .  27
5.12  Compliance with Laws . . . . . . . . . . . . . . . . . . . . .  27
5.13  Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . .  27
5.14  Securities Reports . . . . . . . . . . . . . . . . . . . . . .  28
5.15  Broker's or Finder's Fees. . . . . . . . . . . . . . . . . . .  28

                               ARTICLE VI
             Conduct of Businesses and Certain Other Actions
                       Pending the Effective Time

6.01  Access to Information Concerning Properties and Records
      for Due Diligence Review . . . . . . . . . . . . . . . . . . .  28
6.02  Obligations Concerning Confidentiality . . . . . . . . . . . .  29
6.03  Conduct of Business by SMI Pending the Effective Time. . . . .  30
6.04  HSR Act Filings. . . . . . . . . . . . . . . . . . . . . . . .  31
6.05  No Shopping. . . . . . . . . . . . . . . . . . . . . . . . . .  31
6.06  Shareholders Meeting . . . . . . . . . . . . . . . . . . . . .  32
6.07  Certain Notices. . . . . . . . . . . . . . . . . . . . . . . .  32
6.08  Consents and Approvals . . . . . . . . . . . . . . . . . . . .  32
6.09  Proxy Statement/Prospectus . . . . . . . . . . . . . . . . . .  33
6.10  Shareholders Meeting; Proxy Statement/Prospectus . . . . . . .  33
6.11  Certain Notices. . . . . . . . . . . . . . . . . . . . . . . .  33
6.12  Consents and Approvals . . . . . . . . . . . . . . . . . . . .  34
6.13  Severance Agreements . . . . . . . . . . . . . . . . . . . . .  34
6.14  Phantom Stock Plans. . . . . . . . . . . . . . . . . . . . . .  34
6.15  SMI Funding. . . . . . . . . . . . . . . . . . . . . . . . . .  34
6.16  Supply Agreement . . . . . . . . . . . . . . . . . . . . . . .  35
6.17  Servicing Agreements . . . . . . . . . . . . . . . . . . . . .  35
6.18  Midwest Acquisition. . . . . . . . . . . . . . . . . . . . . .  35
6.19  Fixed Assets Inventory . . . . . . . . . . . . . . . . . . . .  35


                               ARTICLE VII
           Conditions Precedent to Obligations of SMI and the Shareholders

7.01  O&M Obligations. . . . . . . . . . . . . . . . . . . . . . . .  36
7.02  Accuracy of Representations and Warranties . . . . . . . . . .  36
7.03  Consents and Approvals . . . . . . . . . . . . . . . . . . . .  36
7.04  Court Orders . . . . . . . . . . . . . . . . . . . . . . . . .  36
7.05  HSR Act. . . . . . . . . . . . . . . . . . . . . . . . . . . .  36
7.06  Actions and Proceedings. . . . . . . . . . . . . . . . . . . .  36
7.07  O&M Shareholder Vote . . . . . . . . . . . . . . . . . . . . .  37
7.08  Completion of Investigation. . . . . . . . . . . . . . . . . .  37
7.09  Deliveries at Closing. . . . . . . . . . . . . . . . . . . . .  37

                              ARTICLE VIII
         Conditions Precedent to the Obligations of O&M and O&M
Holding

8.01  SMI and Shareholders Obligations . . . . . . . . . . . . . . .  38
8.02  Accuracy of Representations and Warranties . . . . . . . . . .  38
8.03  Consents and Approvals . . . . . . . . . . . . . . . . . . . .  38
8.04  Court Orders . . . . . . . . . . . . . . . . . . . . . . . . .  38
8.05  HSR Act. . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
8.06  Actions and Proceedings. . . . . . . . . . . . . . . . . . . .  38
8.07  O&M Shareholder Vote . . . . . . . . . . . . . . . . . . . . .  39
8.08  Opinion of J. P. Morgan. . . . . . . . . . . . . . . . . . . .  39
8.09  Completion of Investigation. . . . . . . . . . . . . . . . . .  39
8.10  VHA. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  39
8.11  Opinion Concerning Certain Tax Matters . . . . . . . . . . . .  39
8.12  Title to Real Property . . . . . . . . . . . . . . . . . . . .  39
8.13  Environmental Matters. . . . . . . . . . . . . . . . . . . . .  39
8.14  Refinancing of SMI Indebtedness; Additional O&M
      Indebtedness . . . . . . . . . . . . . . . . . . . . . . . . .  40
8.15  Registration Statement . . . . . . . . . . . . . . . . . . . .  40
8.16  Deliveries at Closing. . . . . . . . . . . . . . . . . . . . .  40

                               ARTICLE IX
                           Indemnification and
                          Additional Agreements

9.01  The Shareholders' Indemnity. . . . . . . . . . . . . . . . . .  41
9.02  O&M's Indemnity. . . . . . . . . . . . . . . . . . . . . . . .  43
9.03  Acquisition for Investment; Transfer Limitations . . . . . . .  44
9.04  Right of First Refusal . . . . . . . . . . . . . . . . . . . .  44
9.05  Standstill . . . . . . . . . . . . . . . . . . . . . . . . . .  46
9.06  Voting Agreement . . . . . . . . . . . . . . . . . . . . . . .  47
9.07  Noncompetition Covenant. . . . . . . . . . . . . . . . . . . .  48
9.08  Tax Returns. . . . . . . . . . . . . . . . . . . . . . . . . .  48
9.09  Board Nominee. . . . . . . . . . . . . . . . . . . . . . . . .  49
9.10  Financial Statements . . . . . . . . . . . . . . . . . . . . .  49
9.11  Tax Status of Exchanges. . . . . . . . . . . . . . . . . . . .  49
9.12  Shareholders' Representative . . . . . . . . . . . . . . . . .  50
9.13  Books and Records. . . . . . . . . . . . . . . . . . . . . . .  50
9.14  Phantom Stock Plans. . . . . . . . . . . . . . . . . . . . . .  50
9.15  New York Stock Exchange Listing Application. . . . . . . . . .  51
9.16  Midwest Accounts Receivable Guarantee. . . . . . . . . . . . .  51

                                ARTICLE X
                    Termination, Amendment and Waiver

10.01       Termination. . . . . . . . . . . . . . . . . . . . . . .  51
10.02       Effect of Termination. . . . . . . . . . . . . . . . . .  52
10.03       Post-Termination Covenants . . . . . . . . . . . . . . .  52

                               ARTICLE XI
                           General Provisions

11.01       Expenses . . . . . . . . . . . . . . . . . . . . . . . .  53
11.02       Break-up Fee.. . . . . . . . . . . . . . . . . . . . . .  53
11.03       Publicity. . . . . . . . . . . . . . . . . . . . . . . .  53
11.04       Further Assurances . . . . . . . . . . . . . . . . . . .  54
11.05       Notices. . . . . . . . . . . . . . . . . . . . . . . . .  54
11.06       Descriptive Headings . . . . . . . . . . . . . . . . . .  55
11.07       Parties in Interest. . . . . . . . . . . . . . . . . . .  56
11.08       Severability . . . . . . . . . . . . . . . . . . . . . .  56
11.09       Miscellaneous. . . . . . . . . . . . . . . . . . . . . .  56
11.10       Counterparts . . . . . . . . . . . . . . . . . . . . . .  56
11.11       Amendment. . . . . . . . . . . . . . . . . . . . . . . .  56
11.12       Waiver . . . . . . . . . . . . . . . . . . . . . . . . .  56

Exhibit A   O&M Plan of Exchange
Exhibit B   Registration Rights Agreement
Exhibit C   SMI Plan of Exchange
Exhibit D   Series B Preferred Stock Terms
Exhibit E   Opinion of Hunton & Williams
Exhibit F   Opinion of Cohen & Grigsby, P.C.
Exhibit G   Opinion of Counsel to the Shareholders

SMI Disclosure Schedule

Item 1.23   Intellectual Property
Item 1.29   Leased Property
Item 1.56   Real Property
Item 1.76   Severance Agreements
Item 4.03   Consents, etc.
Item 4.04   Capitalization of SMI
Item 4.07   Material Adverse Changes
Item 4.10A  Litigation
Item 4.10B  Specialty Litigation
Item 4.14   Contracts
Item 4.15   Obligations for Money Borrowed
Item 4.16   Employment Agreements
Item 4.17   Employee Benefit Plans
Item 4.18   Employee Relations
Item 4.19   Transactions with Affiliates
Item 4.21   Tax Matters
Item 4.22   Insurance
Item 4.24   Compliance with Laws
Item 4.26   Pricing Audits


O&M Disclosure Schedule

Item 1.48   O&M Subsidiaries
Item 5.03   Consents, etc.
Item 5.10   Litigation
Item 5.12   Compliance with Laws

                                   AGREEMENT OF EXCHANGE


      AGREEMENT OF EXCHANGE (this "Agreement"), dated as of December 22, 1993, as amended and restated on March 31, 1994, among Stuart Medical, Inc., a Pennsylvania corporation ("SMI"), Owens & Minor, Inc., a Virginia corporation ("O&M"), O&M Holding, Inc., a Virginia corporation, formerly OMI Holding, Inc. ("O&M Holding"), and Henry L. Hillman, Elsie H. Hillman and C. G. Grefenstette, Trustees under the Henry L. Hillman Trust under agreement of trust dated November 18, 1985, Juliet Lea Hillman Simonds, Audrey Hillman Fisher, Henry L. Hillman, Jr., William T. Hillman, Howard B. Hillman and Tatnall L. Hillman, each a shareholder of SMI (each, a "Shareholder", and collectively, the "Shareholders").

      WHEREAS, SMI, O&M Holding and the Shareholders desire to effect a share exchange pursuant to which all outstanding shares of SMI Common Stock will be exchanged for 1,150,000 shares of Series B Preferred Stock and $40,200,000 to be allocated among the holders of SMI Common Stock in accordance with their elections pursuant to the SMI Plan of Exchange;

      WHEREAS, O&M and O&M Holding desire to effect a share exchange pursuant to which each outstanding share of O&M Common Stock will be exchanged for one share of O&M Holding Common Stock; and

      WHEREAS, O&M, O&M Holding, SMI and the Shareholders acknowledge that such exchanges are intended to qualify as a transaction described in
Section 351 of the Internal Revenue Code of 1986, as amended.

      NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained and intending to be legally bound, SMI, O&M, O&M Holding and the Shareholders hereby agree as follows:


                                         ARTICLE I

                                        Definitions

      1.01 "Affiliate" shall mean, with respect to any person, any person that directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such person.

      1.02 "Agreement" shall mean this Agreement of Exchange and the Related Agreements, together with the Exhibits and Schedules attached hereto, including the SMI Disclosure Schedule and the O&M Disclosure Schedule, as amended from time to time in accordance with the terms hereof.

      1.03  "BCL" shall mean the Pennsylvania Business Corporation Law.

      1.04 "Balance Sheet Deficiency" shall mean the excess, if any, of (i) the sum of the amount, as of April 30, 1994, of (x) any assets reflected on the Closing Balance Sheet that are not actually owned or in the possession of SMI at the Effective Time and (y) any liabilities to which SMI was subject at April 30, 1994, that were not reflected on the Closing Balance Sheet, over (ii) the sum of (x) the amount of any assets owned and in the possession of SMI at April 30, 1994, that are not reflected on the Closing Balance Sheet and (y) the amount of liabilities that as of April 30, 1994, were actually less than the amount reflected in respect thereof on the Closing Balance Sheet (limited, in the case of any amount described in this clause (ii), to the extent such amounts are within the Knowledge of O&M Holding at the time any of O&M's Indemnitees makes a claim with respect to a Balance Sheet Deficiency under Section 9.01(a)(v) hereof).

      1.05 "Balance Sheet Holdback Shares" shall mean the shares of O&M Holding Preferred Stock issued and retained pursuant to Section 2.03(a) hereof.

      1.06 "CERCLA" shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

      1.07 "Certificates" shall mean the certificates that, immediately prior to the Effective Time, represented shares of SMI Common Stock.

      1.08 "Closing" shall mean the conference held at 10:00 a.m. local time, on the date determined in accordance with Section 2.02 hereof, at the offices of Hunton & Williams, or such other time and place as the parties may mutually agree in writing.

      1.09 "Closing Balance Sheet" shall mean the audited balance sheet of SMI as of April 30, 1994 prepared by E&Y in accordance with Section 2.05 hereof.

      1.10  "Code" shall mean the Internal Revenue Code of 1986, as amended.

      1.11  "Competing Transaction" shall have the meaning set forth in
Section 6.05 hereof.

      1.12 "Contracts" shall have the meaning set forth in Section 4.14 hereof.

      1.13  "E&Y" shall mean Ernst & Young.

      1.14 "Effective Time" shall mean the effective time specified in (a) the SMI Articles of Exchange and (b) the O&M Articles of Exchange.

      1.15 "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

      1.16 "ERISA Affiliate" shall mean a trade or business, whether or not incorporated, which, with SMI, would be treated as a single employer under
Section 414 of the Code of ERISA.

      1.17 "Exchanges" shall mean, collectively, the O&M Exchange and the SMI Exchange.

      1.18 "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

      1.19 "First C Year" shall have the meaning set forth in Section 9.08 hereof.

      1.20 "GAAP" shall mean generally accepted accounting principles applied in a manner consistent with prior periods.

      1.21 "Hazardous Materials" shall mean (a) material defined as "hazardous substances," "hazardous wastes", "solid wastes" or "pollutants" in CERCLA, RCRA, the Clean Air Act, the Clean Water Act or similar state or local environmental statutes and (b) petroleum products, pollutants, contaminants or hazardous or toxic substances, materials or wastes.

      1.22 "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

      1.23 "Intellectual Property" shall mean the trademarks, service marks, trade names, copyrights and other intellectual property owned or used by SMI listed on Item 1.23 of the SMI Disclosure Schedule.

      1.24  "J.P. Morgan" shall mean J.P. Morgan Securities Inc.

      1.25 "Knowledge" as to O&M and SMI shall mean the knowledge of any officer or director of such party after due investigation and as to any individual, including a Shareholder, shall mean the knowledge of such person after due investigation.

      1.26  "KPMG" shall mean KPMG Peat Marwick.

      1.27 "Last SMI Year" shall have the meaning set forth in Section 9.08 hereof.

      1.28 "Law" shall mean any federal, state, local or other law or governmental requirement of any kind, including judgments, decrees or orders, and the rules, regulations and orders promulgated thereunder.

      1.29 "Leased Property" shall mean real property leased by SMI pursuant to a Contract and listed on Item 1.29 of the SMI Disclosure Schedule.

      1.30  "Losses" shall have the meaning set forth in Section 9.01 hereof.

      1.31  "Midwest" shall mean Midwest Hospital Supply Company, Inc..

      1.32 "Midwest Accounts Receivable" shall mean the accounts receivable of Midwest that have not been sold to SMI Funding in accordance with
Section 6.15(b) hereof and are reflected on the Closing Balance Sheet.

      1.33 "Midwest Acquisition" shall mean the acquisition by SMI of certain assets and the assumption of certain liabilities of Midwest in accordance with the terms and provisions of an agreement that is substantially similar to the Asset Purchase Agreement, draft of December 17, 1993, among Midwest, the shareholders of Midwest and SMI.

      1.34 "Net Worth Deficiency" shall mean the amount by which the shareholders' equity of SMI as reflected on the Closing Balance Sheet is less than $41,000,000.

      1.35  "Notice of Objection" shall have the meaning set forth in Section
2.05 hereof.

      1.36  "O&M" shall mean Owens & Minor, Inc., a Virginia corporation.

      1.37 "O&M Holding" shall mean O&M Holding, Inc., formerly OMI Holding, Inc., a Virginia corporation and a wholly owned subsidiary of O&M.

      1.38 "O&M Articles of Exchange" shall mean the Articles of Exchange to be filed by O&M with the Commonwealth of Virginia State Corporation Commission with respect to the O&M Plan of Exchange.

      1.39 "O&M Common Stock" shall mean the Common Stock of O&M, $2.00 par value per share.

      1.40 "O&M Disclosure Schedule" shall mean the disclosure schedule of O&M attached hereto.

      1.41 "O&M Exchange" shall mean the exchange of each outstanding share of O&M Common Stock for one share of O&M Holding Common Stock pursuant to the O&M Plan of Exchange.

      1.42  "O&M Financial Statements" shall have the meaning set forth in
Section 5.06 hereof.

      1.43 "O&M Holding Common Stock" shall mean the Common Stock of O&M Holding, $2.00 par value per share.

      1.44 "O&M Holding Preferred Stock" shall mean the 1,150,000 shares of Series B Preferred Stock to be issued to the holders of SMI Common Stock pursuant to the SMI Plan of Exchange.

      1.45 "O&M's Indemnitees" shall mean O&M, O&M Holding, SMI and their respective successors, assigns and representatives.

      1.46 "O&M Plan of Exchange" shall mean the plan of exchange with respect to the O&M Exchange attached hereto as Exhibit A.

      1.47 "O&M Shareholders' Meeting" shall mean the annual or special meeting of the holders of O&M Common Stock held and conducted in accordance with O&M's Articles of Incorporation and Bylaws, the VSCA and the proxy rules of the SEC for the approval of the transactions contemplated by this Agreement, including the O&M Plan of Exchange.

      1.48 "O&M Subsidiaries" shall mean the companies listed on Item 1.48 of the O&M Disclosure Schedule.

      1.49  "PBGC" shall mean the Pension Benefit Guaranty Corporation.

      1.50 "Pension Plans" shall have the meaning set forth in Section 4.17 hereof.

      1.51 "Permitted Liens" shall mean: (a) liens for taxes and assessments that are accrued on the SMI Current Balance Sheet or the Closing Balance Sheet, as the case may be, that are not due and payable;
(b) liens securing indebtedness reflected on the SMI Current Balance Sheet; and (c) carrier's, warehousemen's, mechanic's, materialmen's, repairmen's or other like liens arising in the ordinary course of business and in respect of obligations which are not due.

      1.52 "Phantom Stock Plans" shall mean, collectively, the 1993 Phantom Stock Plan for Senior Management and the Second 1993 Phantom Stock Plan for Senior Management.

      1.53 "Proxy Statement/Prospectus" shall mean the proxy statement of O&M to be distributed in connection with the O&M Shareholders' Meeting pursuant to Regulation 14A of the Exchange Act and the prospectus of O&M Holding to be distributed in connection with the O&M Exchange pursuant to the Securities Act.

      1.54  "Qualified Pension Plan" shall have the meaning set forth in
Section 4.17 hereof.

      1.55 "RCRA" shall mean the Resource Conservation and Recovery Act, as amended.

      1.56 "Real Property" shall mean the property, fixtures and improvements located thereon and appurtenances thereto owned by SMI listed on Item 1.56 of the SMI Disclosure Schedule.

      1.57 "Registration Rights Agreement" shall mean the agreement attached hereto as Exhibit B.

      1.58 "Related Agreements" shall mean the Registration Rights Agreement and any other document or agreement delivered pursuant hereto.

      1.59  "Review Auditors" shall have the meaning set forth in Section
2.05 hereof.

      1.60 "SMI" shall mean Stuart Medical, Inc., a Pennsylvania corporation.

      1.61  "SMI 401(k) Plan" shall mean the Stuart Medical, Inc.
Retirement/Savings Plan.

      1.62 "SMI Articles of Exchange" shall mean the Articles of Exchange to be filed by SMI with the Department of State of the Commonwealth of Pennsylvania with respect to the SMI Plan of Exchange.

      1.63 "SMI Common Stock" shall mean the Common Stock of SMI, $.0025 par value per share.

      1.64  "SMI Current Balance Sheet" shall have the meaning set forth in
Section 4.06 hereof.

      1.65 "SMI Disclosure Schedule" shall mean the disclosure schedule of SMI and the Shareholders attached hereto.

      1.66 "SMI Exchange" shall mean the exchange of all outstanding shares of SMI Common Stock for the SMI Exchange Consideration pursuant to the SMI Plan of Exchange.

      1.67 "SMI Exchange Consideration" shall mean the O&M Holding Preferred Stock and $40,200,000 in cash to be received by the holders of SMI Common Stock in exchange for all the outstanding shares of SMI Common Stock pursuant to the SMI Plan of Exchange, such consideration to be allocated among the holders of SMI Common Stock in accordance with the SMI Plan of Exchange.

      1.68  "SMI Financial Statements" shall have the meaning set forth in
Section 4.06 hereof.

      1.69 "SMI Funding" shall mean Stuart's Funding Corporation, a Pennsylvania corporation.

      1.70 "SMI Plan of Exchange" shall mean the plan of exchange with respect to the SMI Exchange attached hereto as Exhibit C.

      1.71 "Sale and Administration Agreement" shall mean the Amended and Restated Sale and Administration Agreement between SMI and SMI Funding dated as of September 30, 1993.

      1.72  "SEC" shall mean the Securities and Exchange Commission.

      1.73 "SEC Reports" shall have the meaning set forth in Section 5.14 hereof.

      1.74 "Securities Act" shall mean the Securities Act of 1933, as amended.

      1.75 "Series B Preferred Stock" shall mean the O&M Holding Series B Preferred Stock, $100 par value per share, having the rights and designations substantially as set forth in Exhibit D attached hereto.

      1.76 "Severance Agreements" shall mean the agreements with certain employees of SMI listed on Item 1.76 of the SMI Disclosure Schedule.

      1.77 "Shareholder" or "Shareholders" shall mean individually or collectively Henry L. Hillman, Elsie H. Hillman and C. G. Grefenstette, Trustees under the Henry L. Hillman Trust under agreement of trust dated November 18, 1985, Juliet Lea Hillman Simonds, Audrey Hillman Fisher, Henry
L. Hillman, Jr., William T. Hillman, Howard B. Hillman and Tatnall L. Hillman, each a shareholder of SMI.

      1.78 "Shareholders' Indemnitees" shall mean the Shareholders and their respective successors, assigns and representatives.

      1.79 "Shareholders' Representative" shall mean C. G. Grefenstette or his designee.

      1.80  "Specialty" shall mean National Medical Specialty, Inc.

      1.81  "Specialty Litigation" shall mean the litigation described on
Item 4.10B of the SMI Disclosure Schedule.

      1.82 "Specialty Obligations" shall mean any note or notes and other obligations payable by Specialty to SMI.

      1.83 "Subordinated Note" shall mean the deferred payment note, dated September 30, 1993, payable to SMI and made by SMI Funding.

      1.84 "Subordinated Note Holdback Shares" shall mean the number of shares of O&M Holding Preferred Stock issued and retained pursuant to
Section 2.03(b) hereof.

      1.85 "Transfer" shall mean, when used as a verb, to sell, to transfer, to pledge, to encumber or to otherwise dispose of, and shall mean, when used as a noun, sale, transfer, pledge, encumbrance or other disposition.

      1.86  "VHA" shall mean Voluntary Hospitals of America, Inc.

      1.87  "VSCA" shall mean the Virginia Stock Corporation Act.

      1.88 "Welfare Plans" shall have the meaning set forth in Section 4.17 hereof.


                                        ARTICLE II

                                        The Closing

      2.01 The Exchanges. At the Effective Time and subject to the terms and conditions of this Agreement, the VSCA and the BCL, (a) all of the outstanding shares of SMI Common Stock other than Dissenting Shares (as defined in the SMI Plan of Exchange) will be exchanged for the SMI Exchange Consideration and the SMI Exchange Consideration shall be allocated among the holders of SMI Common Stock in accordance with their elections made pursuant to the SMI Plan of Exchange and (b) each of the outstanding shares of O&M Common Stock will be exchanged for one share of O&M Holding Common Stock.

      2.02 Closing; Filing of Articles of Exchange. Upon the terms and subject to the conditions hereof, as soon as practicable after all of the conditions to the obligations of the parties hereunder have been satisfied or waived, the parties shall conduct the Closing for the purpose of confirming the foregoing. As soon as practicable after the Closing, (a) SMI shall in the manner required by the BCL deliver to and file with the Department of State of the Commonwealth of Pennsylvania the duly executed SMI Articles of Exchange in accordance with the provisions of the BCL, (b) O&M Holding shall in the manner required by the VSCA deliver to and file with the Commonwealth of Virginia State Corporation Commission the duly executed O&M Articles of Exchange in accordance with the VSCA and (c) the parties hereto shall take all such other action as may be required by law to make the Exchanges effective.

      2.03  Holdback Shares.

            (a) At the Effective Time, O&M Holding shall issue and retain, pending final determination of the Closing Balance Sheet pursuant to the provisions of Section 2.05 hereof, from the SMI Exchange Consideration to be received by each Shareholder, certificates representing 3% of that number of shares (rounded up to the nearest whole share) of the O&M Holding Preferred Stock that would be issued to such Shareholder if the cash election permitted by Section 3.02 of the SMI Plan of Exchange were not exercised by any holder of SMI Common Stock in the SMI Exchange (the "Balance Sheet Holdback Shares") . The Balance Sheet Holdback Shares shall be held and delivered as provided in Section 2.05 hereof.

            (b) At the Effective Time, O&M Holding shall issue and retain from the SMI Exchange Consideration to be received by the Shareholders, certificates representing in the aggregate that number of shares of O&M Holding Preferred Stock (rounded up to the nearest whole share) determined by dividing the outstanding principal balance (plus accrued interest thereon) of the Subordinated Note as of the Effective Time by $100 (the "Subordinated Note Holdback Shares"). The number of the Subordinated Note Holdback Shares to be so retained in respect of each Shareholder (rounded to the nearest whole share) shall be determined by multiplying the aggregate number of the Subordinated Note Holdback Shares by a fraction, the numerator of which is the number of shares of the O&M Holding Preferred Stock that would be issued to such Shareholder in the SMI Exchange if the cash election permitted by Section 3.02 of the SMI Plan of Exchange were not exercised by any holder, and the denominator of which is the aggregate number of shares of the O&M Holding Preferred Stock that would be so issued to all Shareholders in the SMI Exchange under the same assumption. Upon payment in full by SMI Funding of the Subordinated Note within 150 days after the Effective Time (including all accrued interest thereon to the date of payment), O&M Holding shall promptly deliver to the Shareholder's Representative the share certificates representing the Subordinated Note Holdback Shares (including any dividends paid or distributions made with respect thereto and any interest thereon). In the event SMI Funding fails to pay in full the Subordinated Note (including accrued interest thereon) on or before 150 days after the Effective Time, O&M Holding shall (a) retain and cancel ratably, in the same proportion as the Subordinated Note Holdback Shares were withheld from the Shareholders, the number of whole Subordinated Note Holdback Shares (including any dividends paid or distributions made with respect thereto) that when multiplied by $100 equals or exceeds by less than $100 the unpaid principal amount of the Subordinated Note (less the accounts receivable reserve reflected on the Closing Balance Sheet other than any reserve for the Midwest Receivables) plus any unpaid accrued interest thereon through 150 days after the Effective Time and (b) shall assign without recourse the Subordinated Note to the Shareholders' Representative. O&M Holding shall promptly deliver to the Shareholders' Representative any Subordinated Note Holdback Shares (including any dividends paid or distributions made with respect thereto and any interest thereon) not retained and canceled pursuant to the preceding sentence.

      2.04 Voting of Holdback Shares; Dividends; Interest. Each Shareholder shall have full power to vote his respective Balance Sheet Holdback Shares and Subordinated Note Holdback Shares in accordance with Section 9.06 hereof. Any dividends paid on or other distributions made with respect to the Balance Sheet Holdback Shares or the Subordinated Note Holdback Shares shall be invested by O&M Holding in any of the following securities or accounts as designated in writing to O&M Holding by the Shareholders'
Representative:  (a) direct obligations of the United States of America;
(b) general obligations of any state or political subdivision thereof if such obligations are rated by at least two nationally recognized rating agencies as "AA" or higher; and (c) certificates of deposit of any national bank or state bank member of the Federal Reserve System having an aggregate capital and surplus of at least $100,000,000.

      2.05  Closing Balance Sheet.

            (a) Within 60 days after the Effective Time, the Shareholders shall cause E&Y to prepare a balance sheet of SMI as of April 30, 1994, (the "Closing Balance Sheet") and the Shareholders shall deliver the Closing Balance Sheet to O&M Holding together with a certificate signed by the Shareholders certifying that the Closing Balance Sheet has been prepared in accordance with GAAP (except for the absence of footnotes) and this Agreement and fairly presents the assets and liabilities of SMI as of April 30, 1994. The Closing Balance Sheet shall be prepared in accordance with GAAP (except for the absence of footnotes); provided that: (i) the Closing Balance Sheet shall not include (x) any accounts receivable other than Midwest Accounts Receivable or any accruals for the payments to be made by SMI with respect to the Phantom Stock Plans in accordance with
Section 6.14 hereof or (y) any accrual of amounts that may be payable with respect to holders of Dissenting Shares (as defined in the SMI Plan of Exchange); and (ii) the reserve for obsolescent inventory on the Closing Balance Sheet shall include, without limitation, the following (except with respect to inventory acquired from U.S. Surgical that may be exchanged for other U.S. Surgical inventory without additional cost to SMI):

                        (A) a reserve for 100% of any item of inventory that has shown no arm's length and bona fide sales activity for a period of 12 months before the Effective Time (other than inventory purchased within 60 days before the Effective
                  Time);

                        (B) a reserve for 25% of any item of inventory, the on-hand quantities of which exceed two times the total cumulative arm's length and bona fide sales of such item during the 12 months before the Effective Time, if SMI has made a substantial purchase of such item of inventory within 12 months prior to the Effective Time; and

                        (C) a reserve for 100% of any item of inventory, the on-hand quantities of which exceed two times the total cumulative arm's length and bona fide sales of such item during the 12 months prior to the Effective Time, if SMI has not made a substantial purchase of such item of inventory within 12 months before the Effective Time.

SMI's inventory shall be valued on a first-in, first-out basis at the lower of cost or market value. Commencing on April 30, 1994, SMI shall conduct, and the Shareholders' Representative, or his designee, and E&Y shall observe, a physical count of SMI's inventory as of April 30, 1994. E&Y will make its work papers available to SMI, the Shareholders'
Representative, KPMG and O&M Holding's representatives once E&Y has completed the Closing Balance Sheet.

            (b) Within 30 days after delivery of the Closing Balance Sheet to O&M Holding, O&M Holding may object to such balance sheet by delivering written notice of such objection ("Notice of Objection") to the Shareholders' Representative. If no Notice of Objection is delivered in accordance with the terms hereof, the Closing Balance Sheet shall be final and binding on the parties to this Agreement without modification. If a Notice of Objection is delivered in accordance with the terms hereof, the Shareholders' Representative and O&M Holding shall confer together and attempt in good faith to agree upon a resolution of the objection. If they have not agreed upon such a resolution within 15 days after delivery of the Notice of Objection, the disputed items on the Closing Balance Sheet shall be referred to independent certified public accountants other than E&Y and KPMG (the "Review Auditors") selected by mutual agreement of O&M Holding and the Shareholders' Representative. Within 30 days after the matter is referred to them, the Review Auditors shall issue a report on their resolution of the disputed items on the Closing Balance Sheet, which shall either confirm the correctness thereof or state specifically the modifications to be made thereto. Upon delivery of such report to O&M Holding and the Shareholders' Representative, the Closing Balance Sheet shall be deemed confirmed or modified, as the case may be, in accordance therewith. The Closing Balance Sheet, as so confirmed or modified, shall be final and binding on all parties to this Agreement. O&M Holding and the Shareholders shall cooperate fully with the Review Auditors and, following the Effective Time, each of O&M Holding, on the one hand, and the Shareholders, on the other, shall bear one half of the fees and expenses of the Review Auditors for the work undertaken by them pursuant to this
Section 2.05.

            (c) O&M Holding shall retain and cancel, ratably in the same proportion as the Balance Sheet Holdback Shares were withheld from the Shareholders, the number of whole Balance Sheet Holdback Shares that, when multiplied by $100 equals or exceeds by less than $100 any Net Worth Deficiency and O&M Holding shall retain any dividends paid or distributions made with respect thereto. No later than ten days after the Closing Balance Sheet becomes final and binding pursuant to Section 2.05(b) hereof, O&M Holding shall deliver to the Shareholders' Representative certificates representing any Balance Sheet Holdback Shares (including any dividends paid or distributions made with respect thereto and any interest thereon) not retained and canceled pursuant to the preceding sentence. In the event the aggregate par value of the Balance Sheet Holdback Shares is less than the Net Worth Deficiency, then the Shareholders shall be obligated, jointly and severally, to immediately pay to O&M Holding the amount of such shortfall.


                                        ARTICLE III

                                       The Exchanges

      At the Effective Time, by virtue of the Exchanges and without any action on the part of SMI, O&M, O&M Holding, or the holders of O&M Common Stock or SMI Common Stock:

            (a) All of the shares of SMI Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of SMI Common
Stock then held in the treasury of SMI) shall, by reason of the SMI
Exchange and without any action by any holder of SMI Common Stock, be exchanged for the right to receive the SMI Exchange Consideration (subject to adjustment for any stock split, reverse stock split, stock dividend or other similar distribution or reclassification with respect to the outstanding SMI Common Stock or O&M Common Stock, or any issuance of SMI Common Stock, from the date hereof to the Effective Time, with any fractional shares of O&M Holding Preferred Stock to which a holder of SMI Common Stock would otherwise be entitled being rounded to the nearest full share (with a fraction of .5 or greater being rounded to the next highest full share)). The SMI Exchange Consideration shall be allocated among the holders of SMI Common Stock in accordance with such holders' elections made pursuant to Section 3.02 of the SMI Plan of Exchange.

            (b) Each share of SMI Common Stock held in the treasury of SMI immediately prior to the Effective Time shall be automatically canceled and retired and cease to exist, and no cash or securities or other property shall be paid or payable in respect thereof.

            (c) Each share of O&M Common Stock validly issued and outstanding immediately prior to the Effective Time shall, by reason of the O&M Exchange and without any action by any holder of O&M Common Stock, be exchanged for the right to receive one share of O&M Holding Common Stock in accordance with the O&M Plan of Exchange.


                                        ARTICLE IV

                        Representations of SMI and the Shareholders

      SMI and each of the Shareholders, jointly and severally, represent and warrant as follows:

      4.01 Existence and Good Standing. SMI is a corporation duly organized and validly subsisting under the laws of the Commonwealth of Pennsylvania and is duly qualified and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on SMI's business or financial condition or would not impair SMI's right to enforce any material agreement to which it is a party. SMI has full power, authority and legal right to own its property and to carry on its business as now being conducted. SMI has delivered to O&M true and complete copies of its Articles of Incorporation, as amended, and Bylaws, as currently in effect.

      4.02 Authorization. SMI has corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Each of the Shareholders has power and authority to execute and deliver this Agreement and the Related Agreements and to consummate the transactions contemplated hereby and thereby. This Agreement constitutes, and the Related Agreements (when executed and delivered pursuant hereto for value received) will constitute, the valid and binding agreements of SMI and each of the Shareholders, respectively, enforceable against SMI and each of the Shareholders in accordance with their respective terms.

      4.03 No Conflict. The execution, delivery and performance of this Agreement by SMI and the Shareholders does not and will not (a) violate, conflict with or result in the breach of any provision of the Articles of Incorporation or Bylaws of SMI, (b) conflict with or violate any Law applicable to SMI or any of the Shareholders or by which any of its assets, properties or businesses is bound or affected or (c) except as provided on
Item 4.03 of the SMI Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension revocation or cancellation of, or result in the creation of any lien, security interest, charge or encumbrance on any of the assets or properties of SMI pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease (including any leases with respect to the Leased Property), sublease, license, permit, franchise or other instrument or arrangement to which SMI or any of the Shareholders is a party or by which any of such assets or properties is bound or affected.

      4.04 Capitalization. The authorized capital stock of SMI consists of 10,000,000 shares of Common Stock, $.0025 par value, of which 2,000,000 shares are issued and outstanding. All of the outstanding shares of SMI Common Stock are owned of record and beneficially by the holders indicated and in the amounts set forth on Item 4.04 of the SMI Disclosure Schedule. All such outstanding shares have been duly authorized and validly issued and are fully paid and non-assessable and free of adverse claims, liens, options, encumbrances, judgments, or restrictions of any kind, and preemptive or other rights that entitle or entitled any person to acquire such shares, and no shares of capital stock are reserved for issuance. Except as set forth on Item 4.04 of the SMI Disclosure Schedule, there are no outstanding options, warrants, rights, calls, subscriptions, commitments, conversion rights, rights of exchange, plans or other agreements or claims of any character providing for the purchase, issuance or sale of any shares of the capital stock of SMI. Except as provided on
Item 4.04 of the SMI Disclosure Schedule, there are no shares of SMI Common Stock held in the treasury of SMI. There are an aggregate of 173,913
Rights (as such term is defined in the Phantom Stock Plans) issued and outstanding under the Phantom Stock Plans, each of which Rights has an Initial Value (as such term is defined in the Phantom Stock Plans) of $69.00. No shares of SMI Common Stock have been issued in violation of applicable securities laws.

      4.05 Subsidiaries, Affiliated Companies and Investments. SMI does not own, directly or indirectly, of record or beneficially, any capital stock or other equity or ownership or proprietary interest in any corporation, partnership, association, trust, joint venture or other entity.

      4.06 Financial Statements. SMI has heretofore furnished O&M with (a) the financial statements including the notes thereto as of and for the twelve months ended April 30, 1992, and the eight months ended December 31, 1992, which statements include the balance sheets as of those dates, and the related statements of income, shareholders' equity and cash flows for the periods then ended, as audited by E&Y and (b) the unaudited balance sheet of SMI as of October 31, 1993 (the "SMI Current Balance Sheet"), together with the related statement of income for the ten months then ended (all such financial statements being referred to collectively as the "SMI Financial Statements"). The SMI Financial Statements have been prepared in accordance with GAAP (except as may be noted therein and except for the absence of footnotes with respect to the SMI Current Balance Sheet) and fairly present the financial condition of SMI at the respective dates thereof and the results of operations of SMI and changes in its financial position for the periods indicated (subject, in the case of the SMI Current Balance Sheet, to normal, recurring year-end audit adjustments that are not in the aggregate material).

      4.07 No Material Adverse Changes. Since December 31, 1992, the business of SMI has been operated in the ordinary course and there has been no change (and to the Knowledge of SMI and the Shareholders, no fact or condition exists or is contemplated or threatened which might cause such a change in the future) in the assets or liabilities, or in the business or condition, financial or otherwise, or in the results of operations or prospects, of SMI, which individually or in the aggregate, have had a material adverse effect on the business prospects, properties or condition, financial or otherwise, of SMI; provided, however, that any deterioration in SMI's condition (financial or otherwise) or relationships with customers (other than VHA) or employees resulting from (i) SMI's announcement of the transactions contemplated hereby or (ii) business or personnel policies or actions (e.g., terminations) which O&M Holding may implement with respect to SMI following the Effective Time shall not constitute a material adverse change for these purposes (or for purposes of Section 8.02 hereof).
Without limiting the foregoing, except as set forth on Item 4.07 of the SMI Disclosure Schedule, since December 31, 1992, there has not been:

            (a) any loss, damage, destruction or other casualty materially and adversely affecting the business prospects, properties, assets or business of SMI (whether or not covered by insurance);

            (b) (i) any increase made or agreed to in the compensation (including, without limitation, any increase pursuant to any pension, profit sharing or other plan) payable or to become payable by SMI to any of its directors, officers, agents, consultants, or any of its employees whose total compensation after such increase was in excess of $100,000 per annum other than to the persons listed on Item 4.16 of the SMI Disclosure Schedule, (ii) any bonus, percentage compensation, service award or other like benefit having a value in excess of $25,000 granted, made, agreed to or accrued to the credit of any such director, officer, agent, consultant or employee other than to the persons listed on Item 4.16 of the SMI Disclosure Schedule, or (iii) any welfare, pension, retirement or similar payment or arrangement made or agreed to by SMI for the benefit of any such director, officer, agent, consultant or employee other than to the persons listed on Item 4.16 of the SMI Disclosure Schedule;

            (c) any change in any method of accounting or accounting practice of SMI;

            (d) any notes or accounts receivable or portions thereof written off by SMI as uncollectible, if such write offs were either in excess of the bad debt reserve established therefor in the SMI Current Balance Sheet or incurred other than in the ordinary course of business;

            (e) any issuance or sale of any stock, bonds or other corporate securities of which SMI is the issuer, or the grant or issuance of any stock options, warrants, or other rights to purchase securities of SMI;

            (f) any direct or indirect redemption, purchase or other acquisition by SMI of any shares of capital stock of SMI;

            (g) any declaration, setting aside or payment of any dividend or distribution (direct or indirect, whether in cash or property, and whether characterized as salary, bonus, dividend or otherwise) other than distributions totaling $3,838,000;

            (h) any discharge or satisfaction of any lien or encumbrance or payment or satisfaction of any obligation or liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), other than (x) current liabilities shown on the SMI Current Balance Sheet, (y) current liabilities incurred since the date of the SMI Current Balance
Sheet in the ordinary course of business and consistent with past practice, and (z) indebtedness outstanding under the credit agreement identified in paragraph 1 of Item 4.15 of the SMI Disclosure Schedule;

            (i) any sale, assignment, transfer, mortgage, pledge or encumbrance of any assets (real, personal or mixed, tangible or intangible) of SMI, cancellation of any debts or claims or waiver of any rights of substantial value, except, in each case, in the ordinary course of business and consistent with past practice;

            (j) any assumption, guarantee or endorsement by SMI of the obligations of any other individual or entity or any loans or advances to any individual or entity except in the normal course of business;

            (k) any sale, assignment or transfer of any patents, trademarks, trade names, copyrights or other similar assets, including applications or licenses therefor;

            (l) any capital expenditures, or commitment to make any capital expenditures, for additions to property, plant or equipment, not in the ordinary course of business;

            (m) any payment of any amounts or liability incurred to or in respect of, or sale of any properties or assets (real, personal or mixed, tangible or intangible) to, or any transaction or any agreement or arrangement with, any corporation or business in which SMI or any of its corporate officers or directors, or any affiliate or associate of any such person, has any direct or indirect ownership interest other than the transactions listed on Item 4.19 of the SMI Disclosure Schedule;

            (n) any material deterioration of relations between SMI and its customers considered as a whole, including but not limited to the loss, or to the Knowledge of SMI and the Shareholders, any threatened loss of VHA;

            (o)   any collective bargaining agreements entered into by SMI;

            (p) any other transaction other than in the ordinary course of business or otherwise contemplated by this Agreement; or

            (q)   any agreement to do any of the foregoing.

      4.08 Books and Records. The minute books of SMI, which have been made available to O&M, contain accurate and complete records of all corporate actions taken by the shareholders and Board of Directors (and committees thereof) of SMI from incorporation to date. The books of accounts and records of SMI are true, complete and correct in all material respects.

      4.09 Governmental Authorization. The execution, delivery and performance by SMI and the Shareholders of this Agreement, and the consummation of the transactions contemplated hereby by SMI and the Shareholders, require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than filings required to be made under the HSR Act, filings required to be made under applicable federal and state securities laws and filing of the SMI Articles of Exchange in connection with the SMI Exchange.

      4.10 Litigation. There is no action, suit, proceeding, claim or investigation pending, or, to the Knowledge of SMI and the Shareholders, threatened against or affecting SMI which could materially and adversely affect SMI or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement; to the Knowledge of SMI and the Shareholders, there is no valid basis for any such action, proceeding or investigation. Item 4.10A of the SMI Disclosure Schedule sets forth each pending action, suit, proceeding, claim or investigation to which SMI is a party, as well as the forum, parties thereto, a brief description of the subject matter thereof and the amount of damages claimed. Item 4.10B of the SMI Disclosure Schedule sets forth each pending action, proceeding, claim or investigation to which SMI is a party related to any separate line of business formerly, but not now, conducted by SMI (whether as an unincorporated division or business function or as a subsidiary), including without limitation Specialty and the former AIP division. SMI is not subject to any order, judgment, decree or obligation of any court, arbitrator, governmental department, commission, board, bureau, agency or instrumentality.

      4.11 Liabilities. SMI has no outstanding claims, liabilities or indebtedness, contingent or otherwise, except as set forth in the SMI Current Balance Sheet, other than liabilities incurred subsequent to the date of the SMI Current Balance Sheet in the ordinary course of business and consistent with past practices. SMI is not in default in respect of the terms or conditions of any indebtedness in excess of $1,000,000, regardless of whether SMI has received notice of the existence of any such default.

      4.12  Assets.

            (a) Item 1.56 of the SMI Disclosure Schedule contains a complete and correct list of all of the Real Property owned by SMI. Item 1.29 of the SMI Disclosure Schedule contains a complete and correct list of all the Leased Property used by SMI. All buildings, structures and appurtenances included in the Real Property and the Leased Property: (i) are in good operating condition and in a state of good maintenance and repair, normal wear and tear excepted; (ii) are adequate and suitable for the purposes for which they are presently being used; (iii) comply in all material respects with existing Law currently applicable to the use of each building as it is currently being used, including but not limited to, zoning, building and Occupational Safety and Health Act regulations; and (iv) contain no asbestos deemed hazardous by Law. There are two underground storage tanks located on the Real Property and no underground storage tanks located on the Leased Property.

            (b) SMI has good, valid and marketable title to all assets owned by it (whether real, fee or leasehold, personal or mixed, tangible or intangible) and used in its business, including without limitation, all assets reflected in the SMI Financial Statements and all assets acquired by SMI since October 31, 1993 (except for assets that have been sold or otherwise disposed of in the ordinary course of business), free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interests or impositions other than Permitted Liens.

            (c) Item 1.23 of the SMI Disclosure Schedule contains a complete and correct list of all of the Intellectual Property owned or used in the business of SMI. SMI owns all right, title and interest in and to or otherwise has the right to use the Intellectual Property. There are no claims or proceedings pending or, to the Knowledge of SMI and the Shareholders, threatened against SMI asserting that its use of any of the Intellectual Property infringes on the rights of any other person. SMI has not licensed or assigned the Intellectual Property to any third party and, to the Knowledge of SMI and the Shareholders, there are no infringing uses of any of the Intellectual Property by third parties.

      4.13  Personal Property, Inventory and Accounts Receivable.

            (a) All of the tangible personal property owned by SMI or used in its business is in good operating condition and repair, normal wear and tear excepted, and is sufficient for the operation of the business of SMI as presently conducted.

            (b) SMI's inventory is valued on a first-in, first-out basis at the lower of cost or market value. All of such inventory shown on the SMI Financial Statements or acquired after October 31, 1993, but prior to the Effective Time is, or will be, set forth on the books and records of SMI in accordance with GAAP applied on a basis consistent with the audited financial statements of SMI for prior periods. All of such inventory (net of all inventory reserves shown on the SMI Financial Statements) is useable or saleable in the ordinary course of business.

            (c) The SMI Financial Statements do not reflect any accounts receivable.

      4.14 Contracts. Item 4.14 of the SMI Disclosure Schedule contains a complete and correct list of each contract, agreement, lease, plan, purchase order, arrangement or commitment of SMI, whether oral or written (the "Contracts"), that (a) is a lease of real property, (b) relates to (i) the purchase of products for resale or delivery to customers of amounts in excess of $100,000 or having a duration in excess of three years or (ii) the supply of products to customers with actual sales in calendar year 1992 or expected sales in calendar year 1993 of $1,000,000 or more, (c) relates to the purchase of goods, equipment or services used in support of SMI's business or operations of amounts in excess of $20,000 per year and having a duration in excess of one year, (d) contains covenants pursuant to which SMI has agreed not to compete with any person or any person has agreed not to compete with SMI or (e) upon which any substantial part of SMI's business is dependent or which, if breached, could reasonably be expected to materially and adversely affect the earnings, assets, financial condition or operations of SMI. All such Contracts are valid, binding and in full force and effect, and true and correct copies thereof have been delivered to O&M. Except as set forth on Item 4.14 of the SMI Disclosure Schedule, SMI has performed each material term, covenant and condition of each of the Contracts that is to be performed by it at or before the date hereof and will perform each material term, covenant and condition of each Contract to be performed by it prior to the Effective Time. No event has occurred that would, with the passage of time or compliance with any applicable notice requirements, constitute a default by SMI under any of the Contracts and, to the Knowledge of SMI and the Shareholders, no party to any of the Contracts intends to cancel, terminate or exercise any option under any of the Contracts. Except as set forth on Item 4.14 of the SMI Disclosure Schedule, SMI's execution, delivery and performance of this Agreement will not constitute a breach of or a default under any Contract. As to those Contracts noted on Item 4.14 of the SMI Disclosure Schedule, copies of which will be made available to O&M only upon the expiration of any applicable waiting period provided for by Section 7A of the HSR Act, such Contracts individually and in the aggregate are properly reflected and accounted for in the financial records of SMI, will not impose any otherwise undisclosed additional material financial burdens or risks upon O&M or are, by their terms, terminable at will by SMI and do not obligate SMI, and will not obligate O&M, to undertake any activity of questionable legality or to be in breach or risk of breach of such Contracts in the ordinary course of SMI's business or, to the Knowledge of the Shareholders, O&M's ordinary business.

      4.15 Obligations for Money Borrowed. Item 4.15 of the SMI Disclosure Schedule contains a complete and correct list of all liabilities of SMI for money borrowed. Each such obligation outstanding as of the Effective Time may be prepaid by SMI after the Effective Time without penalty under the terms thereof. Except as set forth on Item 4.15 of the SMI Disclosure Schedule, SMI is not in default under any such obligations and no event has occurred or is contemplated by SMI or, to the Knowledge of SMI and the Shareholders, by any other party that would constitute a default or an event that with the giving of notice or passage of time or both would constitute a default thereunder. SMI has paid, and through the Effective Time will pay, all amounts then due and payable under the terms of each such obligation.

      4.16 Employment Agreements and Benefits. Item 4.16 of the SMI Disclosure Schedule contains a complete and correct list of all agreements relating to the compensation and other benefits of present and former employees, salesmen, consultants, contractors and other agents of SMI, including all collective bargaining agreements and all pension, retirement, bonus, stock option, profit sharing, health, disability, life insurance, hospitalization, education, severance, termination or other similar plans or arrangements (whether or not subject to ERISA), true and complete copies of which (or true and complete descriptions of which, in the case of oral agreements) have been delivered to O&M. None of the agreements listed on
Item 4.16 of the SMI Disclosure Schedule will be breached by SMI's execution, delivery and performance of this Agreement. Except as set forth on Item 4.16 of the SMI Disclosure Schedule, no such agreement requires O&M Holding to assume or make payments with respect to any employment, compensation, fringe benefit, pension, profit sharing or deferred compensation plan in respect of any employee. Item 4.16 of the SMI Disclosure Schedule includes a complete list of all officers and employees paid more than $100,000 by SMI per year.

      4.17  Employee Benefit Plans.

            (a) Item 4.17 of the SMI Disclosure Schedule contains a list of each "pension plan" (as defined in Section 3(2) of ERISA) (the "Pension Plans") and each "welfare plan" (as defined in Section 3(1) of ERISA) (the "Welfare Plans") now or previously maintained for the benefit of employees of SMI or to which SMI now contributes or has contributed on behalf of its employees or the employees of an ERISA Affiliate. Except as provided in
Item 4.17 of the SMI Disclosure Schedule, each such plan is enforceable in accordance with its terms, and to the Knowledge of SMI and the Shareholders, no present or former employee, salesman, consultant, contractor or other agent of SMI or any dependent or beneficiary of such person has been advised with respect to any such plan in a manner that is inconsistent with the terms of such plan.

            (b) Item 4.17 of the SMI Disclosure Schedule identifies each Pension Plan that is intended to be qualified (a "Qualified Pension Plan") under Section 401(a) of the Code. Each Qualified Pension Plan is in compliance with applicable law as of the date hereof. The Internal Revenue Service has issued a favorable determination letter with respect to each Qualified Pension Plan's compliance with Section 401(a) of the Code.
Except as disclosed on Item 4.17 of the SMI Disclosure Schedule, there are no facts or circumstances that could reasonably be expected to jeopardize or adversely affect the qualification under Section 401(a) of any Qualified Pension Plan.

            (c) No "prohibited transaction" (as defined in Section 4975 of the Code) has occurred and no "accumulated funding deficiency" (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, exists with respect to any Qualified Pension Plan. No Qualified Pension Plan currently or previously maintained or contributed to for the benefit of employees of SMI or an ERISA Affiliate is or was subject to the provisions of Title IV of ERISA. None of the Qualified Pension Plans has been completely or partially terminated and there has not been any "reportable event" (as defined in Section 4043(b) of ERISA) with respect to any such plans required to be reported to the PBGC by law or regulation.

            (d) Each employee plan has been administered in accordance with its terms. In addition, each employee plan is in compliance with and has been administered in accordance with, the provisions of ERISA (including the rulings and regulations promulgated thereunder) and all other applicable law. All reports, returns and other documentation that are required to have been filed with the Internal Revenue Service, the Department of Labor, the PBGC or any other governmental agency (federal, state or local) with respect to the employee plans have been filed on a timely basis. Except as set forth in Item 4.17 of the SMI Disclosure Schedule, no claims or complaints to or by any person or governmental entity have been filed or, to the knowledge of SMI and each of the Shareholders, are contemplated or threatened, with respect to any employee plan.

            (e) Neither SMI nor any ERISA Affiliate contributes to or has ever contributed to or maintained a "multiemployer plan" (as defined in Section 3(37) of ERISA).

            (f) Except as required by Section 601 of ERISA and Section 4980B of the Code, SMI does not maintain or contribute to any plan or arrangement which provides or has any liability to provide life insurance, medical or other benefits under a welfare benefit plan (as defined in Section 3(2) of ERISA) to any employee or former employee upon his retirement or termination of employment and SMI has never represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided. The execution of and performance of the transactions contemplated in this Agreement and the Related Agreements will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event of default under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment, acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee.

      4.18 Employee Relations. Except as set forth on Item 4.18 of the SMI Disclosure Schedule, SMI has paid or made provision for payment of all salaries and wages accrued through the date of this Agreement and is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours and non-discrimination in employment and is not engaged in any unfair employment practice. There is no charge pending or, to the Knowledge of SMI and the Shareholders, threatened before any court or agency alleging unlawful discrimination in employment practices or any unfair labor practice by SMI's nor is there a basis for any such claim. SMI has not experienced any material labor difficulty during the three years immediately preceding the date of this Agreement.

      4.19 Transactions with Affiliates. Except as set forth in Item 4.19 of the SMI Disclosure Schedule, since December 31, 1992, SMI has not, in the ordinary course of business or otherwise, purchased, leased or otherwise acquired any property or assets or obtained any services from, or sold, leased or otherwise disposed of any property or assets or provided any services to (except with respect to remuneration for services as an officer or employee of SMI) any officer, employee or Affiliate of SMI. Except as set forth on Item 4.19 of the SMI Disclosure Schedule, SMI does not owe any amount or have any contractual obligation or commitment to any Affiliate (other than compensation for current services not yet due and payable and reimbursement of expenses arising in the ordinary course of business) and no Affiliate (including an employee of SMI) owes any amount or has any contractual obligation to SMI. Except as set forth on Item 4.19 of the SMI Disclosure Schedule, none of the holders of SMI Common Stock has any interest, direct or indirect, in any property, real or personal, tangible or intangible, used in or pertaining to the business of SMI except as a shareholder or employee of SMI.

      4.20 Environmental Compliance. SMI is in compliance in all material respects with all applicable Laws relating to pollution control and environmental contamination including, but not limited to, all Laws governing the generation, use, collection, treatment, storage, transportation, recovery, removal, emission, discharge, or disposal of Hazardous Materials and all Laws with regard to recordkeeping, notification and reporting requirements respecting Hazardous Materials. SMI has not been alleged to be in violation of, nor has it been subject to any administrative or judicial proceeding pursuant to, such Laws either now or any time during the past three years. Seller has obtained all environmental permits, including those related to environmental quality and the emission, discharge, storage, handling, treatment, use, generation or transportation of Hazardous Materials. There are no liabilities, known or unknown, absolute or contingent, related to the Real Property or Leased Property or the conduct of SMI's business arising in connection with the generation, use, treatment, storage, release, disposal, emission, discharge, arranging for disposal or transportation of Hazardous Materials. SMI has not, and to the Knowledge of SMI and the Shareholders, no other person has, released from or deposited on the Real Property or Leased Property any, Hazardous Materials or used the Real Property or Leased Property as a hazardous waste treatment, storage or disposal site. There are no facts or circumstances that SMI or the Shareholders reasonably believe could form the basis for the assertion of any claim against SMI relating to environmental matters including, but not limited to, any claim arising from past or present environmental practices asserted under CERCLA, RCRA, the Clean Air Act, the Clean Water Act or any other federal, state or local environmental statute, regulation, policy, guideline, order, judgment or decree. Promptly upon learning thereof, SMI and the Shareholders will advise O&M of any facts or circumstances that could form the basis for the assertion of any claim against SMI relating to environmental matters including, but not limited to, any claim arising from past or present environmental practices under CERCLA, RCRA, the Clean Air Act, the Clean Water Act or any other federal, state or local environmental statute.

      4.21 Tax Matters. Pursuant to an election made before January 1, 1987, in accordance with Section 1362(a) and (b) of the Code and the regulations thereunder, SMI continuously has been and is an "S Corporation" within the meaning of Section 1361(a)(1) of the Code. SMI has filed or, in the case of returns not yet due, will file all tax returns and reports required to have been filed by it on or before the date of the Effective Time, and all material information set forth in such returns or reports is or (in the case of returns or reports not yet due) will be accurate and complete. SMI has paid or made adequate provision for or (with respect to returns or reports not yet due) on or before the date of the Effective Time will pay or make adequate provision for all taxes, additions to tax, penalties and interest payable by SMI for all periods covered by those returns or reports. Except as set forth on Item 4.21 of the SMI Disclosure Schedule and (solely with respect to liabilities arising after the date hereof) except as will be accrued on the Closing Balance Sheet, there are, and on the date of the Effective Time will be, no unpaid taxes, additions to tax, penalties, or interest payable by SMI or by any other person that are or could become a lien on any asset, or otherwise adversely affect the business, properties, or financial condition, of SMI. SMI has collected or withheld, or will collect or withhold before the date of the Effective Time, all amounts required to be collected or withheld by it for any taxes or assessments, and all such amounts have been, or on or before the date of the Effective Time will have been, paid to the appropriate governmental agencies or set aside in appropriate accounts for future payment when due. SMI is in compliance with, and its records contain all information and documents (including, without limitation, executed Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements. The balance sheets contained in the SMI Financial Statements fully and properly reflect, as of the date thereof, the liabilities of SMI for all accrued taxes, additions to tax, penalties and interest. For periods ending after October 31, 1993, the books and records of SMI fully and properly reflect and the Closing Balance Sheet will reflect SMI's liability for all accrued taxes, additions to tax, penalties and interest. Except as disclosed in Item 4.21 of the SMI Disclosure Schedule, SMI has not granted nor is it subject to any waiver of the period of limitations for the assessment of tax for any currently open taxable period, no unpaid tax deficiency has been asserted against or with respect to SMI by any taxing authority, and SMI is not required to include in income any amount for an adjustment pursuant to Section 481 of the Code or the regulations thereunder. Item 4.21 of the SMI Disclosure Schedule lists by jurisdiction the date of the last clearance or audit of SMI by a state or local authority with respect to sales or income taxes. Item 4.21 of the SMI Disclosure Schedule describes all material tax elections and consents affecting SMI. SMI has not made or entered into, and holds no asset subject to, a consent filed pursuant to Section 341(f) of the Code and the regulations thereunder or a "safe harbor lease" subject to former Section 168(f)(8) of the Code and the regulations thereunder. None of the Shareholders is a "foreign person" for purposes of Section 1445 of the Code.

      4.22 Insurance. Item 4.22 of the SMI Disclosure Schedule contains a complete and correct list of all policies of property, fire and casualty, product liability, workers' compensation, automobile and other forms of insurance owned or held by SMI and includes for each such policy its type, term, limits and retentions, deductibles, name of insurer, annual premiums, the aggregate remaining unused limits for each such policy giving effect to claims made and expected to be made thereunder and, for product liability policies, whether such policy is claims made coverage or occurrence-based coverage. All such policies (a) are in full force and effect with all premiums due having been paid in full and are sufficient for compliance by SMI with all requirements of law and all agreements to which SMI is a party, (b) are valid, outstanding and enforceable policies, (c) insure against risks of the kind customarily insured against and (d) provide that they will remain in full force and effect through the respective dates set forth in Item 4.22 of the SMI Disclosure Schedule, subject to the cancellation rights specified in such policies. Except as set forth on
Item 4.22 of the SMI Disclosure, during the last two years, SMI has not been denied any insurance coverage which it has requested, has made no material change in the scope or nature of its insurance coverage and has not received notice of any material increase in premiums for any of such policies nor of any termination or refusal to renew such policies. All policies of primary comprehensive general liability insurance and excess carriers insurance which insure against product liability claims which SMI has maintained during the past five years are set forth on Item 4.22 of the SMI Disclosure Schedule including the same information with respect to such policies as is set forth for SMI's current policies. All vendors to SMI which maintain vendor's endorsements on their liability insurance policies are set forth on Item 4.22 of the SMI Disclosure Schedule. During the past five years, there has been no lapse in coverage of SMI's property, fire and casualty, product liability, workers' compensation, automobile, comprehensive general liability or other form of insurance carried by SMI in the ordinary course of its business.

      4.23 Absence of Certain Practices. To the Knowledge of SMI and the Shareholders, no officer, director, shareholder, employee or agent of SMI has, directly or indirectly, given or made or agreed to give or make any improper or illegal commission, payment, gratuity, gift, political contribution or similar benefit to any customer, supplier, governmental employee or other person who is or may be in a position to assist or hinder the business of SMI.

      4.24 Compliance with Laws. Except as disclosed on Item 4.24 of the SMI Disclosure Schedule, SMI is in compliance in all material respects with all Laws applicable to SMI or its operations. SMI holds all licenses, certificates and permits from all regulatory authorities that are material to the conduct of its business, all of which are valid and in full force and effect.

      4.25 Certain Obligations. None of SMI or the Shareholders have any continuing obligations to Baxter International, Inc. or any Affiliate thereof pursuant to any written or oral agreement or otherwise.

      4.26 Pricing Audits. Item 4.26 of the SMI Disclosure Schedule sets forth the results of all of SMI's customer pricing audits conducted since December 31, 1991. Except as disclosed in Item 4.26 of the SMI Disclosure Schedule, as of the date hereof, there are no customer pricing audits of SMI being conducted.

      4.27 Disclosure. Neither this Agreement nor the SMI Financial Statements contains any untrue statement of a fact or omits to state a fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they are made, not misleading. To the Knowledge of SMI and the Shareholders, there is no fact which materially and adversely affects or could affect the business, prospects or financial condition of SMI or its properties or assets, which has not been described in this Agreement or the SMI Financial Statements.

      4.28 Broker's or Finder's Fees. No agent, broker, person or firm acting on behalf of SMI or the Shareholders is or will be entitled to any commission or broker's or finder's fees from any of the parties hereto, or from any Affiliate of the parties hereto, in connection with any of the transactions contemplated by this Agreement.


                                         ARTICLE V

                                  Representations of O&M

      O&M hereby represents and warrants as follows:

      5.01  Existence and Good Standing.

            (a) O&M is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and is duly qualified and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on its business or financial condition or would not impair O&M's right to enforce any material agreement to which it is a party. O&M has full power, authority and legal right to own its property and to carry on its business as now being conducted. O&M has delivered to SMI true and complete copies of its Articles of Incorporation, as amended, and Bylaws, as currently in effect.

            (b) O&M Holding is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia.

      5.02 Authorization. Each of O&M and O&M Holding has the corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement constitutes and the Related Agreements (when executed and delivered pursuant hereto for value received) will constitute the valid and binding agreements of O&M and O&M Holding enforceable against O&M and O&M Holding in accordance with their respective terms.

      5.03 No Conflict. The execution, delivery and performance of this Agreement by O&M and O&M Holding do not and will not (a) violate, conflict with or result in the breach of any provision of the Articles of Incorporation or Bylaws of O&M or O&M Holding, (b) conflict with or violate any Law applicable to O&M or O&M Holding or by which any of O&M's assets, properties or businesses is bound or affected or (c) except as provided by
Item 5.03 of the O&M Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any lien, security, interest, charge or encumbrance on any of the assets or properties of O&M pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which O&M is a party or by which any of such assets or properties is bound or affected.

      5.04  Capitalization.

            (a) The authorized capital stock of O&M consists of (a) 30,000,000 shares of O&M Common Stock, $2.00 par value, of which (i) 20,282,405 shares are issued and outstanding, (ii) no shares are issued and held in treasury and (iii) 1,453,524 shares are reserved for issuance upon the exercise or conversion of options, warrants or convertible securities granted or issued by O&M and (b) 1,000,000 shares of cumulative Preferred Stock, $10.00 par value (300,000 shares of which have been designated as Series A Participating Preferred Stock issuable pursuant to O&M's Rights Agreement dated as of June 22, 1988 or otherwise by O&M's Board of Directors), none of which shares are issued and outstanding. All such outstanding shares have been duly authorized and validly issued and are fully paid and nonassessable and were issued free of preemptive or similar rights that entitled any person to acquire such shares.

            (b) The authorized capital stock of O&M Holding consists of 100 shares of common stock, $2.00 par value, of which ten shares are issued and outstanding. All such outstanding shares have been duly authorized and validly issued and are fully paid and nonassessable and were issued free of adverse claims, liens, options, encumbrances, judgments, or restrictions of any kind, and preemptive or other rights that entitled any person to acquire such shares. The shares of O&M Holding Preferred Stock to be issued to the holders of SMI Common Stock in the SMI Exchange will be fully paid and nonassessable and free of adverse claims, liens, options, encumbrances, judgments, or restrictions of any kind, and preemptive or other rights that entitle any person to acquire such shares.

      5.05 Subsidiaries, Affiliated Companies and Investments. O&M owns, directly or indirectly, each of the outstanding shares of capital stock of each of the O&M Subsidiaries. Except for interests in the O&M Subsidiaries, O&M does not own, directly or indirectly, of record or beneficially, any capital stock or other equity or ownership or proprietary interest in any corporation, partnership, association, trust, joint venture or other entity.

      5.06 Financial Statements. The financial statements and schedules of O&M contained in O&M's Annual Report on Form 10-K for the year ended December 31, 1992 and in O&M's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1993 (the "O&M Financial Statements") as filed with the SEC, were prepared in accordance with GAAP, except as may be noted therein, and fairly present the financial condition of O&M at the respective dates thereof and the results of operations of O&M for the periods indicated (subject, in the case of unaudited financial statements to normal, recurring year-end adjustments that are not in the aggregate material.)

      5.07 No Changes. Since September 30, 1993, the business of O&M and the O&M Subsidiaries has been operated in the ordinary course consistent with past practice, and there has not been (and to the Knowledge of O&M, no fact or condition exists or is contemplated or threatened which might cause such change in the future) (a) any material adverse change in the operations, properties or condition (financial or otherwise) of O&M and the O&M Subsidiaries or (b) any other change in the nature of, or in the manner of conducting, the business of O&M and the O&M Subsidiaries, other than changes which neither have had, nor reasonably may be expected to have, a material adverse effect on the business of O&M and the O&M Subsidiaries considered as a whole.

      5.08 Books and Records. The books of accounts and records of O&M are true, complete and correct in all material respects.

      5.09 Governmental Authorization. The execution, delivery and performance by O&M and O&M Holding of this Agreement and the consummation of the transactions contemplated hereby by O&M and O&M Holding, require no action by or in respect of, or filing with, any governmental body, agency, official or authority other than fillings required to be made under the HSR Act, filings required to be made under applicable federal and state securities laws and filing of the O&M Articles of Exchange in connection with the O&M Exchange.

      5.10 Litigation. There is no action, suit, proceeding, claim or investigation pending, or, to the Knowledge of O&M, threatened against or affecting O&M or O&M Holding which could materially and adversely affect O&M or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement; to the Knowledge of O&M, there is no valid basis for any such action, proceeding or investigation. Item 5.10 of the O&M Disclosure Schedule sets forth each pending action, suit, proceeding, claim or investigation to which O&M or O&M Holding is a party, as well as the forum, parties thereto, a brief description of the subject matter thereof and the amount of damages claimed. O&M Holding is not subject to any order, judgment, decree or obligation of any court, arbitrator, governmental department, commission, board, bureau, agency or instrumentality.

      5.11 Liabilities. O&M has no outstanding claims, liabilities or indebtedness, contingent or otherwise, except as set forth in the O&M Financial Statements, other than liabilities incurred subsequent to September 30, 1993, in the ordinary course of business and consistent with past practices. O&M is not in default in respect of the terms or conditions of any indebtedness, regardless of whether O&M has received notice of the existence of any such default.

      5.12 Compliance with Laws. Except as disclosed on Item 5.12 of the O&M Disclosure Schedule, O&M is in compliance in all material respects with all Laws applicable to its operations. O&M holds all licenses, certificates and permits from all regulatory authorities that are material to the conduct of its business, all of which are valid and in full force and effect.

      5.13 Disclosure. Neither this Agreement nor the O&M Financial Statements contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they are made, not misleading. To the Knowledge of O&M, there is no fact which materially and adversely affects or could affect the business, prospects or financial condition of O&M or O&M Holding or their respective properties or assets, which has not been described in this Agreement, the SEC Reports or the O&M Financial Statements.

      5.14 Securities Reports. O&M has filed, and delivered to SMI complete copies of, all forms, reports, statements and other documents required to be filed with the SEC since January 1, 1990 by O&M including, without limitation, (a) all Annual Reports on Form 10-K, (b) all Quarterly Reports on Form 10-Q, (c) all proxy statements relating to meetings of shareholders (whether annual or special), (d) all Current Reports on Form 8-K, (e) all other reports or registration statements and (f) all amendments and supplements to all such reports and registration statements (collectively "SEC Reports"). The SEC Reports did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

      5.15 Broker's or Finder's Fees. No agent, broker, person or firm acting on behalf of O&M is or will be entitled to any commission or broker's or finder's fees from any of the parties hereto, or from any Affiliate of the parties hereto, in connection with any of the transactions contemplated by this Agreement except that O&M has retained J. P. Morgan as its financial advisor.


                                        ARTICLE VI

                      Conduct of Businesses and Certain Other Actions
                                Pending the Effective Time

      6.01 Access to Information Concerning Properties and Records for Due Diligence Review. Following the execution and delivery of this Agreement, SMI shall give, and shall cause its officers, directors and agents to give, to O&M and its counsel, accountants and other representatives, and O&M shall give, and shall cause its officers, directors and agents to give, to SMI and the Shareholders and their counsel, accountants and other representatives, full access during normal business hours to all of the offices, properties, books, contracts, commitments, records and affairs of SMI or O&M, as the case may be, and will promptly furnish copies of all documents and information concerning the business, operations, properties and affairs of O&M that SMI or its representatives or of SMI that O&M and its representatives may reasonably request. SMI, the Shareholders and O&M agree to jointly plan and conduct such due diligence in a manner reasonably believed not to adversely affect the relationship and good will of the employees, customers, vendors and other business partners of SMI and O&M. Notwithstanding the foregoing, SMI and O&M may restrict the access of the other to certain commercially sensitive information with respect to pricing, margins and contractual terms with specific vendors and customers prior to expiration of the waiting period (and any extensions thereof) under the HSR Act, provided that reasonable arrangements shall be made for the conduct of the review of such information promptly following such expiration and the completion of such review before the mailing of the Proxy Statement/Prospectus.

      6.02  Obligations Concerning Confidentiality.

            (a) SMI, the Shareholders and O&M and O&M Holding will treat all such information obtained from the other in strict confidence and will take all necessary or appropriate actions to prevent disclosure of such confidential information to third parties without the prior consent of the other party and will use all reasonable efforts to cause their Affiliates and advisors to keep such information confidential; provided, however, that: (i) any of such information obtained by a party hereto may be disclosed to the directors, officers, employees, representatives, advisors and Affiliates of such party solely in connection with this Agreement and the transactions contemplated hereby (it being understood that such directors, officers, employees, representatives and advisors shall be informed by such party of the confidential nature of such information and shall be directed by such party to treat such information confidentially);
and (ii) any of such information may be disclosed as, in the opinion of counsel to O&M, is required to be disclosed in the Proxy
Statement/Prospectus or in any report or other filing made by O&M under the Securities Act or the Exchange Act or, in the reasonable judgment of O&M, is necessary to be disclosed in connection with obtaining the financing described in Section 8.14. The foregoing shall not apply to any party with respect to information which:

                     (i) was at the time of disclosure generally available to the public, other than by breach of this provision;

                    (ii) was in the possession of such party prior to disclosure by the other party;

                   (iii) after such disclosure was acquired in good faith from a third party, who did not obtain it directly or indirectly from SMI, O&M, or any agent of any such party unlawfully; or

                    (iv) was developed independently within the organization of SMI or O&M, as the case may be, by personnel not having access to such information.

            (b) Notwithstanding anything in paragraph (a) of this Section 6.02, confidential information may be disclosed, if and only to the extent legally required, in response to legal process or applicable governmental regulations, provided that the party obligated to disclose such information first notifies the other party of the obligation to disclose such confidential information and the party so obligated fully cooperates with the other party in taking such measures as shall be appropriate and to the extent and in the manner permissible under applicable Law.

            (c) If this Agreement should terminate for any reason, SMI and the Shareholders will return to O&M all documents obtained by it or its agents from O&M, containing non-public information concerning O&M and shall destroy or cause to be destroyed any copies thereof made for SMI or any of its agents or employees or the Shareholders, and O&M will return to SMI all documents obtained by it or its agents from SMI or the Shareholders, containing non-public information concerning SMI or the Shareholders, and shall destroy or cause to be destroyed any copies thereof made for O&M or any of its agents or employees.

      6.03 Conduct of Business by SMI Pending the Effective Time. SMI covenants and agrees that, from the date of this Agreement until the Effective Time or the earlier termination of this Agreement for any reason, SMI shall conduct its operations in the ordinary course and consistent with past practices (except for entry into new product lines and markets), and shall use its best efforts to (a) maintain and preserve its business organization, (b) retain the services of its key employees and (c) maintain relationships with customers, suppliers, and other third parties such that their goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, during the period from the date hereof until the Effective Time, SMI shall not, except as otherwise expressly provided in this Agreement, without the prior written consent of O&M:

            (a) do or effect any of the following actions with respect to the securities of SMI: (i) adjust, split, combine or reclassify its capital stock; (ii) make, declare or pay any dividend or distribution on or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock (except with respect to distributions aggregating (x) $3,000,000, plus (y) 45% of SMI's taxable income for the period from January 1, 1993 through the Effective Time, reduced by any distributions previously made with respect to such taxable income); (iii) grant any person any right to acquire any shares of its capital stock including rights under the Phantom Plans; (iv) issue, deliver or sell or agree to issue, deliver or sell any additional shares of its capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock or such securities; or (v) enter into any agreement, understanding or arrangement with respect to the sale of capital stock;

            (b) sell, transfer, pledge, mortgage, encumber or otherwise dispose of any of its property or assets other than sales of inventory made in the ordinary course of business;

            (c) make or propose any changes in its Articles of Incorporation or Bylaws;

            (d) merge or consolidate with any other person or acquire a significant amount of the assets or the capital stock of any other person other than the Midwest Acquisition;

            (e) incur, create, assume or otherwise become liable for any indebtedness for borrowed money other than in the ordinary course of business and pursuant to the Midwest Acquisition in accordance with Section
6.18 hereof;

            (f)   create any subsidiaries;

            (g) other than in the ordinary course of business, enter into or modify any employment, severance, termination or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officer, director, consultant or employee;

            (h) change any method or principle of accounting in a manner that is inconsistent with past practice;

            (i)   make or revoke any tax election;

            (j) settle any claims, litigation or actions, whether now pending or hereafter made or brought, unless such settlement does not result in a material adverse effect on the business or condition (financial or otherwise) of SMI;

            (k) forgive any indebtedness or other obligations of any Affiliate of SMI or third party to SMI;

            (l) make any commitments for capital expenditures other than in the ordinary course of business; or

            (m)   agree to commit to do any of the foregoing.

      6.04 HSR Act Filings. SMI and O&M agree to make their respective filings promptly pursuant to the HSR Act, and to use their reasonable best efforts (which shall not include the obligation of O&M to divest any business or operations of SMI or O&M other than a divestiture of a de minimis amount of such business or operations), and to cooperate with each other in their efforts to effect compliance with the HSR Act. SMI and O&M will each supply the other party with a draft notification prior to filing, and a copy of its notification as filed, without exhibits.

      6.05 No Shopping. Prior to the Effective Time or termination of this Agreement pursuant to Section 10.01 hereof, neither SMI or the Shareholders will, directly or indirectly, through any officer or director of SMI, any agent or otherwise: (a) solicit, initiate, encourage the submission of, respond to or discuss inquiries or proposals of offers from any person relating to any acquisition or purchase of assets of, or any equity interest in, SMI or the SMI Common Stock or any exchange offer, merger, consolidation, business combination, sale of substantial assets or of a substantial amount of assets, sale of securities, liquidation, dissolution or similar transactions involving SMI or the Shareholders (a "Competing Transaction"); (b) enter into or participate in any discussions or negotiations regarding a Competing Transaction, or furnish to any other person any information with respect to the business, properties or assets of SMI; or (c) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek a Competing Transaction. SMI and the Shareholders shall immediately notify O&M of any proposal relating to a Competing Transaction or if any inquiry or contact with any person with respect thereto is made and shall immediately deliver to O&M copies of any such written proposal or offer and any communications made in response thereto.

      6.06 Shareholders Meeting. SMI shall duly call a meeting of the holders of SMI Common Stock to be held as soon as practicable (or arrange for action by unanimous written consent) for the purpose of voting on adoption of the SMI Plan of Exchange and approval of the transactions contemplated by this Agreement. Each Shareholder covenants and agrees to vote, or cause to be voted, all shares of SMI Common Stock owned by him in favor of approval of the SMI Plan of Exchange and approval of the transactions contemplated by this Agreement.

      6.07 Certain Notices. After the date hereof and prior to the Effective Time, SMI and the Shareholders shall give prompt notice to O&M of
(a) any notice of, or other communication received by SMI relating to, a default or event which with notice or lapse of time or both would become a default under its Articles of Incorporation or Bylaws, or any indenture, loan agreement or other material agreement to which SMI is a party, by which it or any of its properties is bound or to which it or any of its properties is subject, (b) any notice or other communication from any third party received by SMI alleging that the consent of such third party is or may be required in connection with the transactions contemplated hereby and
(c) any matter which, if it had occurred prior to the date hereof, would have made any of SMI's and the Shareholders' representations and warranties incorrect, incomplete or misleading.

      6.08 Consents and Approvals. SMI and the Shareholders shall use its and their respective best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, to cooperate with O&M in connection with the foregoing and to obtain all material consents, waivers, approvals, authorizations or orders required for the authorization, execution and delivery of this Agreement and the SMI Plan of Exchange by SMI and the consummation by SMI of the transactions contemplated hereby and thereby prior to the Effective Time and to furnish true, correct and complete copies of each thereof to O&M. Without limiting the foregoing, SMI and each of the Shareholders shall use its and their respective best efforts: (a) to obtain all waivers, consents and approvals listed on Item 4.03 of the SMI Disclosure Schedule; (b) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any Laws, to defend all lawsuits or other legal proceedings challenging this Agreement or the Related Agreements or the consummation of the transactions contemplated hereby, to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby; and (c) to effect all necessary registrations and filings and submissions of information requested by governmental authorities.

      6.09 Proxy Statement/Prospectus. SMI and the Shareholders, at the Shareholders' sole expense, shall furnish to O&M and O&M Holding (a) as soon as practicable, but in no event later than February 28, 1994, all financial statements with respect to SMI and Midwest required to be included in the Proxy Statement/Prospectus and (b) within 45 days after the date hereof, all other information concerning SMI required for inclusion in the Proxy Statement/Prospectus, or for any application or other filing to be made by O&M or O&M Holding pursuant to this Agreement or pursuant to the rules and regulations of any governmental body in connection with the transactions contemplated by this Agreement, including without limitation all filings required to be made under federal laws or state securities laws, and shall otherwise cooperate with O&M and O&M Holding in connection therewith. SMI represents and warrants that all information so furnished to O&M and O&M Holding shall be correct in all material respects and shall not omit any material fact required to be stated therein or necessary in order to make the statements therein not misleading, and if SMI shall at any time discover that any such information so furnished shall not be in compliance with the foregoing, it will immediately notify O&M and O&M Holding of the same and correct and supplement any such information to the extent that it is necessary to do so. O&M represents and warrants that all information in the Proxy Statement/Prospectus other than information furnished to O&M by SMI and the Shareholders shall be correct in all material respects and shall not omit any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

      6.10 Shareholders Meeting; Proxy Statement/Prospectus. O&M shall duly call the O&M Shareholders' Meeting to be held as soon as practicable in accordance with O&M's Bylaws and applicable Law for the purpose of approving this Agreement and the transactions contemplated hereby, including the O&M Plan of Exchange, and agrees to use its best efforts to obtain the necessary adoption and approval thereof by the holders of O&M Common Stock. As promptly as practicable following the execution and delivery of this Agreement, O&M and O&M Holding shall prepare and file with the SEC the Proxy Statement/Prospectus and form of proxy complying in all respects with the proxy rules of the SEC and shall deliver the Proxy Statement/Prospectus and form of proxy to its shareholders of record at the earliest practicable date permitted under such rules for purposes of soliciting the proxies of the holders of O&M Common Stock for the O&M Shareholders' Meeting.

      6.11 Certain Notices. After the date hereof and prior to the Effective Time, O&M shall give prompt notice to SMI and the Shareholders of
(a) any notice of, or other communication received by O&M relating to, a default or event which with notice or lapse of time or both would become a default under its Articles of Incorporation or Bylaws, or any indenture, loan agreement or other material agreement to which O&M is a party, by which it or any of its properties is bound or to which it or any of its properties is subject, (b) any notice or other communication from any third party received by O&M alleging that the consent of such third party is or may be required in connection with the transactions contemplated hereby and
(c) any matter which, if it had occurred prior to the date hereof, would have made any of O&M's representations and warranties incorrect, incomplete or misleading.

      6.12 Consents and Approvals. Each of O&M and O&M Holding shall use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, to cooperate with SMI in connection with the foregoing and to obtain all consents, waivers, approvals, authorizations or orders required for the authorization, execution and delivery of this Agreement by O&M and the consummation by it of the transactions contemplated hereby and thereby prior to the Effective Time and to furnish true, correct and complete copies of each thereof to SMI. Without limiting the foregoing, O&M shall use its best efforts: (a) to obtain all waivers, consents and approvals listed on Item 5.03 of the O&M Disclosure Schedule; (b) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any Laws, to defend all lawsuits or other legal proceedings challenging this Agreement or the Related Agreements or the consummation of the transactions contemplated hereby, to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby; and (c) to effect all necessary registrations and filings and submissions of information requested by governmental authorities.

      6.13 Severance Agreements. The Shareholders shall obtain from each person who is a party to a Severance Agreement an agreement of satisfaction and release of SMI, O&M and O&M Holding with respect thereto in a form satisfactory to O&M Holding.

      6.14 Phantom Stock Plans. SMI shall use its best efforts to obtain from each participant in the Phantom Stock Plans an agreement of satisfaction and release effective upon payment by SMI of $1,800,000 pursuant to Section 9.14 hereof in a form satisfactory to O&M.

      6.15  SMI Funding.

            (a) SMI will continue to sell all of its accounts receivable to SMI Funding in accordance with the Sale and Administration Agreement through the close of business on the day immediately preceding the Effective Time. Before the Effective Time, SMI and SMI Funding will enter into an agreement satisfactory to them and to O&M Holding providing for the termination, no later than 150 days after the Effective Time, of the Sale and Administration Agreement and any agreement relating thereto. Such agreement also will provide, without limitation, that: (i) as of the close of business on the day immediately preceding the Effective Time, SMI shall have no further obligations to sell its receivables to SMI Funding and SMI Funding shall have no further obligations to purchase such receivables;
(ii) for a period not to exceed 150 days after the Effective Time, SMI will continue to receive and remit to SMI Funding the proceeds of all SMI receivables sold to SMI Funding prior to the Effective Time; (iii) from and after the Effective Time, SMI will have no obligations or liabilities whatsoever under the Sale and Administration Agreement or any other agreement relating thereto; and (iv) the following provisions will govern the application of payments received: (x) all payments on accounts received or collected by SMI on or after the Effective Time will be allocated among the receivables sold to SMI Funding and the receivables of SMI arising on or after the Effective Time in the manner specified in the remittance advice accompanying such payment; (y) if such allocation is not so specified in any remittance advice, SMI will contact the customer and request instructions as to how such payment should be allocated and (z) if the customer then declines to give such instructions, the amount of such payment shall be applied against the oldest outstanding invoices.

            (b) SMI will use its best efforts to sell all accounts receivable purchased from Midwest in connection with the Midwest
Acquisition to SMI Funding pursuant to the terms of the Sale and Administration Agreement.

      6.16 Supply Agreement. Prior to the Effective Time, SMI shall have terminated its supply agreement with Pittsburgh International Medical Supply and SMI shall have no further obligations under such agreement thereafter.

      6.17 Servicing Agreements. Prior to the Effective Time, SMI and Specialty shall have agreed in writing that (i) the Servicing Agreement between them dated July 30, 1993 shall terminate no later than June 30, 1994 with respect to management information systems services and no later than the Effective Time with respect to all other services provided thereunder and (ii) the Warehousing Agreement between them dated July 30, 1993 shall terminate no later than June 30, 1994.

      6.18 Midwest Acquisition. SMI and O&M acknowledge that SMI has entered into a letter of intent with respect to the Midwest Acquisition. The Shareholders agree that they shall cause the Midwest Acquisition to be consummated for an aggregate purchase price of not more than $12 million (including the assumption of indebtedness and all payments to any person in connection with such acquisition) no later than January 15, 1994.

      6.19  Fixed Assets Inventory.

            (a) On or before January 31, 1994, SMI shall permit O&M and its representatives, together with SMI, to conduct an inventory of the fixed assets of SMI of such scope as agreed upon between the parties. SMI agrees to give O&M and its representatives access during normal business hours to all of the offices, properties and relevant books and records of SMI in accordance with the provisions of Section 6.01 hereof for purposes of conducting any such fixed assets inventory.

            (b) SMI shall use its reasonable best efforts to preserve its fixed assets and prevent theft of its fixed assets, including personal computers.

      6.20 Specialty Obligations. Prior to the Effective Time, Specialty shall have paid in full the Specialty Obligations, including accrued interest thereon, if any, to the date of payment.


                                        ARTICLE VII

              Conditions Precedent to Obligations of SMI and the Shareholders

      The obligations of SMI and the Shareholders under this Agreement are subject, at the option of SMI and the Shareholders, to the fulfillment at or prior to the Effective Time of each of the following conditions:

      7.01 O&M Obligations. O&M shall have performed each obligation and covenant to be performed by it hereunder on or prior to the Effective Time.

      7.02 Accuracy of Representations and Warranties. The representations and warranties of O&M set forth in this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except (a) as explicitly permitted by this Agreement and
(b) to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct as of such date.

      7.03 Consents and Approvals. SMI shall have received, each in form and substance satisfactory to SMI, all authorizations, consents, orders and approvals of all governmental authorities and officials and all third party consents listed on Item 4.03 of the SMI Disclosure Schedule and Item 5.03 of the O&M Disclosure Schedule which SMI deems reasonably necessary for the consummation of the transactions contemplated by this Agreement.

      7.04 Court Orders. No preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission or statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect which would (a) make the Exchanges or any of the transactions contemplated hereby illegal, (b) impose limitations on the ability of SMI or O&M to operate their businesses following the Exchanges other than a de minimus divestiture of SMI's or O&M's business or operations as provided in Section 6.04 hereof or
(c) otherwise prevent the consummation of the Exchanges or the other transactions contemplated hereby.

      7.05 HSR Act. The waiting period (and any extensions thereof) under the HSR Act applicable to the SMI Exchange shall have expired or terminated.

      7.06 Actions and Proceedings. No suit, action or proceeding before any court or any governmental or regulatory authority shall have been commenced and be pending by any person against SMI, the Shareholders, O&M or O&M Holding or any of their Affiliates, associates, officers or directors seeking to restrain, prevent, change or delay in any respect the transactions contemplated hereby, challenging any of the material terms or provisions of this Agreement or seeking damages in connection with the transactions contemplated hereby.

      7.07 O&M Shareholder Vote. At O&M's Shareholders' Meeting, the holders of more than two-thirds of the issued and outstanding shares of O&M Common Stock shall have voted to approve this Agreement and the transactions contemplated hereby, including the O&M Plan of Exchange.

      7.08 Completion of Investigation. On or before the date the Proxy Statement/Prospectus is mailed to the holders of O&M Common Stock, SMI and the Shareholders shall have completed to their reasonable satisfaction, as determined in good faith, a business and legal investigation of the matters set forth in the O&M Disclosure Schedule. SMI, the Shareholders, O&M and O&M Holding shall negotiate in good faith to resolve any issues disclosed in such investigation.

      7.09 Deliveries at Closing. O&M shall have delivered to SMI and the Shareholders, each properly executed and dated as of the date of Closing:

            (a) a certificate of the Chief Executive Officer and Chief Financial Officer of O&M to the effect that, to their Knowledge, the conditions specified in Section 7.01 and 7.02 hereof have been fulfilled;

            (b) certified resolutions duly adopted by O&M's Board of Directors approving the execution and delivery of this Agreement and consummation of the transactions contemplated hereby and certified resolutions duly adopted by the holders of O&M Common Stock approving this Agreement and the transactions contemplated hereby, including the O&M Plan of Exchange;

            (c) the opinion of Hunton & Williams, counsel to O&M, substantially to the effect set forth in Exhibit E attached hereto, together with such additional opinions as SMI may reasonably request and subject to such assumptions and qualifications (including reliance on certificates of officers of O&M and O&M Holding and governmental officials and opinions of other counsel) as may be customary or reasonable under the circumstances;

            (d)   the Registration Rights Agreement; and

            (e) a copy of the Amended and Restated Articles of Incorporation of O&M Holding, in the form in which the same has been delivered to the Commonwealth of Virginia State Corporation Commission for filing, which shall reflect that the Series B Preferred Stock will be accorded substantially the same relative seniority and priority, and will be entitled to substantially the same rights, under such Amended and Restated Articles of Incorporation as if the Series B Preferred Stock were to be issued as an additional series of preferred stock of O&M under its articles of incorporation as in effect on the date of this Agreement.


                                       ARTICLE VIII
              Conditions Precedent to the Obligations of O&M and O&M Holding

      The obligations of O&M and O&M Holding under this Agreement are subject, at the option of O&M and O&M Holding to the fulfillment at or prior to the Effective Time of each of the following conditions:

      8.01 SMI and Shareholders Obligations. Each of SMI and the Shareholders shall have performed each obligation and covenant to be performed by each of them hereunder on or prior to the Effective Time.

      8.02 Accuracy of Representations and Warranties. The representations and warranties of SMI and the Shareholders set forth in this Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time, except (a) as explicitly permitted by this Agreement and (b) to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct as of such date.

      8.03 Consents and Approvals. O&M shall have received, each in form and substance satisfactory to O&M, all authorizations, consents, orders and approvals of all governmental authorities and officials and all third party consents listed on Item 4.03 of the SMI Disclosure Schedule and Item 5.03 of the O&M Disclosure Schedule which O&M deems reasonably necessary for the consummation of the transactions contemplated by this Agreement, including without limitation, the consent of each of O&M's lenders and VHA to the transactions contemplated by this Agreement on terms reasonably satisfactory to O&M.

      8.04 Court Orders. No preliminary or permanent injunction or other order, decree or filing issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission or statute, rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect which would (a) make the Exchanges or any of the transactions contemplated hereby illegal, (b) impose limitations on the ability of SMI or O&M to operate their businesses following the Exchanges other than a de minimus divestiture of SMI's or O&M's business or operations as provided in Section 6.04 hereof or
(c) otherwise prevent the consummation of the Exchanges or the transactions contemplated hereby.

      8.05 HSR Act. The waiting period (and any extensions thereof) under the HSR Act applicable to the SMI Exchange shall have expired or terminated.

      8.06 Actions and Proceedings. No suit, action or proceeding before any court or any governmental or regulatory authority shall have been commenced and be pending by any person against SMI, the Shareholders, O&M or O&M Holding or any of their Affiliates, associates, officers or directors seeking to restrain, prevent, change or delay in any respect the transactions contemplated hereby, challenging any of the material terms or provisions of this Agreement or seeking damages in connection with the transactions contemplated hereby.

      8.07 O&M Shareholder Vote. At O&M's Shareholders' Meeting, the holders of more than two-thirds of the issued and outstanding shares of O&M Common Stock shall have voted to approve this Agreement and the transactions contemplated hereby, including the O&M Plan of Exchange.

      8.08 Opinion of J. P. Morgan. Before the Proxy Statement/Prospectus is mailed to the holders of O&M Common Stock, the Board of Directors of O&M shall have received from J. P. Morgan a written opinion addressed to it, in form and substance reasonably satisfactory to the Board of Directors of O&M and its counsel, for inclusion in the Proxy Statement/Prospectus, and dated on or about the date thereof, substantially to the effect that the proposed consideration to be paid by O&M Holding pursuant to the SMI Exchange is fair to the holders of O&M Holding Common Stock and O&M Holding from a financial point of view, and J. P. Morgan shall not have withdrawn such opinion before the Effective Time.

      8.09 Completion of Investigation. On or before the date the Proxy Statement/Prospectus is mailed to the holders of O&M Common Stock, O&M shall have completed to its reasonable satisfaction, as determined in good faith, a business and legal investigation of the matters set forth in the SMI Disclosure Schedule. SMI, the Shareholders, O&M and O&M Holding shall negotiate in good faith to resolve any issues disclosed in such investigation.

      8.10 VHA. O&M shall have received assurances from VHA that it does not intend to terminate or substantially reduce the volume of business under its contracts with SMI or O&M.

      8.11 Opinion Concerning Certain Tax Matters. O&M shall have received the written opinion of Hunton & Williams to the effect that no gain will be recognized for federal income tax purposes as a result of the Exchanges by SMI, O&M Holding, O&M or the holders of O&M Common Stock, and that the basis of holders of O&M Common Stock in the O&M Holding Common Stock received in the O&M Exchange will be the same as the basis of the O&M
Common Stock exchanged therefor.

      8.12 Title to Real Property. O&M shall have received evidence that SMI has an owner's title insurance policy in an amount reasonably satisfactory to O&M insuring that SMI has good and marketable title to the Real Property and that the Real Property is free and clear of all liens, objections, charges, pledges and other encumbrances other than Permitted Liens.

      8.13 Environmental Matters. O&M shall have received a copy of an environmental report prepared by environmental engineers or auditors selected by O&M and at O&M's expense containing information consistent with good commercial and engineering practices to the reasonable satisfaction of O&M that no environmental noncompliance or conditions exist on or with respect to the Real Property or the Leased Property that could result in liabilities in excess of $250,000.

      8.14 Refinancing of SMI Indebtedness; Additional O&M Indebtedness. O&M Holding shall have received on or prior to the Effective Time proceeds of financings that are adequate, in the reasonable opinion of O&M Holding, for (a) the refinancing of SMI's indebtedness (other than any indebtedness incurred to make the $3,000,000 distribution described in Section 6.03(a)) and (b) the refinancing of O&M's existing bank loans and all additional financing necessary for the transactions contemplated hereby, all on terms reasonably satisfactory to O&M Holding.

      8.1) Registration Statement. The registration statement of which the Proxy Statement/Prospectus constitutes a part shall have become effective and shall not be subject to any stop order issued by the SEC, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, or shall have been threatened and be unresolved.

      8.16 Deliveries at Closing. SMI and the Shareholders shall have delivered to O&M and O&M Holding, each properly executed and dated as of the date of Closing:

            (a) a certificate of the Chief Executive Officer and Chief Financial Officer of SMI to the effect that, to their Knowledge, the conditions specified in Sections 8.01 and 8.02 hereof have been fulfilled;

            (b)   a certificate from each of the Shareholders to the effect
that, to his   Knowledge, the conditions specified in Sections 8.01 and
8.02 hereof have been fulfilled;

            (c) certified resolutions duly adopted by SMI's Board of Directors approving the execution and delivery of this Agreement and consummation of the transactions contemplated hereby and certified resolutions duly adopted by the Shareholders approving the SMI Plan of Exchange and the transactions contemplated by this Agreement;

            (d) the opinion of Cohen & Grigsby, P.C., counsel to SMI, substantially to the effect set forth in Exhibit F attached hereto, together with such additional opinions as O&M may reasonably request and subject to such assumptions and qualifications (including reliance on certificates of officers of SMI and governmental officials and opinions of other counsel) as may be customary or reasonable under the circumstances;


(e)   the opinion of H. Vaughan Blaxter, III, or Russell W. Ayres,
III, substantially to the effect set forth in Exhibit G attached hereto, together with such additional opinions as O&M may reasonably request and subject to such assumptions and qualifications (including reliance on certificates of Shareholders and governmental officials and opinions of other counsel) as may be customary or reasonable under the circumstances;

            (f)   the Registration Rights Agreement;

            (g) releases executed by each of the Shareholders releasing SMI from any claim he may have against SMI with respect to all matters and dealings with SMI prior to the date of Closing;

            (h) the releases referred to in Sections 6.13 and 6.14 hereof with respect to the Severance Agreements and the Phantom Stock Plans, respectively;

            (i)   the agreement between SMI and SMI Funding referred to in
Section 6.15 hereof;

            (j) estoppel certificates in a form reasonably satisfactory to O&M from each sublessee of Leased Property;

            (k)   an IRS Form W-9 completed and executed by each Shareholder;
and

            (l) a statement executed by each Shareholder providing a good faith estimate of his or her adjusted basis for federal income tax purposes in the shares of SMI Common Stock owned by such Shareholder immediately before the Effective Time.

                                        ARTICLE IX

                                    Indemnification and
                                   Additional Agreements

      9.01  The Shareholders' Indemnity.

            (a) Each of the Shareholders hereby jointly and severally agrees to indemnify and hold O&M's Indemnitees harmless from and against, and agrees to defend promptly O&M's Indemnitees from and reimburse O&M's Indemnitees for, any and all losses, damages, costs, expenses, liabilities, obligations and claims of any kind, including, without limitation, reasonable attorneys' fees and other legal costs and expenses (hereinafter referred to collectively as "Losses"), that O&M's Indemnitees may at any time suffer or incur, or become subject to, as a result of or in connection with: (i) any breach or inaccuracy of any of the representations and warranties made by SMI or the Shareholders in or pursuant to this Agreement; (ii) any failure of SMI or any of the Shareholders to carry out, perform, satisfy and discharge any of its or his covenants, agreements, undertakings, liabilities or obligations under this Agreement or the Related Agreements or under any of the documents and instruments delivered by the Shareholders or SMI pursuant to this Agreement; (iii) the conduct of the business of SMI at any time before the Effective Time to the extent such activities result in any loss or liability (including tax obligations) that is not fully reflected on the Closing Balance Sheet or (except for the Specialty Litigation) the SMI Disclosure Schedules; provided, that, with respect to Losses related to the matters disclosed on Item 4.10A of the SMI Disclosure Schedule, the Shareholders shall indemnify O&M's Indemnitees for any amount by which the insurance deductible of SMI applicable to such matter exceeds the deductible, if any, provided for under O&M's insurance policy applicable to such a matter and in effect at the time of the occurrence of the event from which such Loss arose; (iv) any Specialty Litigation and any liability relating to or arising from the sale or other disposition or operation of any separate line of business formerly (but not now) conducted by SMI (whether as an unincorporated division or business function or as a subsidiary, direct or indirect), including without limitation Specialty and the former AIP division; (v) any Balance Sheet Deficiency; (vi) any costs, expenses or other liabilities incurred by SMI, O&M or O&M Holding resulting from the exercise by any holder of SMI Common Stock of dissenters' rights in connection with the transactions contemplated by this Agreement to the extent such costs, expenses or other liabilities exceed the sum of the cash consideration and the aggregate par value of the O&M Holding Preferred Stock to which such dissenting shareholder would have been entitled to pursuant to the SMI Plan of Exchange; (vii) the matter described on Item 4.10 of the SMI Disclosure Schedule with respect to the SMI 401(k) Plan, including but not limited to any costs of litigation with respect to such matter and the failure of the SMI 401(k) Plan to qualify and continue to qualify as a Qualified Pension
Plan as a consequence of such matter described on Item 4.10 of the SMI Disclosure Schedule or as a consequence of any other matter occurring prior to the Effective Time; (viii) any obligation under the Phantom Stock Plans in excess of the amount set forth in Section 9.14 hereof; (ix) the Severance Agreements; and (x) any and all obligations, expenses or liabilities incurred by SMI, O&M or O&M Holding relating to or arising out of the Sale and Administration Agreement or any other agreement relating thereto (other than the agreement to be entered into by SMI and SMI Funding pursuant to Section 6.15 hereof); provided, however, that O&M's Indemnitees shall have no right to be indemnified, held harmless from, defended or reimbursed under Section 9.01(a)(i) unless such right is asserted (whether or not such Losses have actually been incurred) within 24 months after the Effective Time, except there shall be no time limitation with respect to the representations set forth in Sections 4.01, 4.02, 4.04 and 4.20 hereof, and the time limit with respect to any matter covered by Section 4.21 hereof shall be 30 days after the expiration of the applicable statute of limitations with respect to such matter; and provided, further, that with respect to Losses related to item (vii) hereof, the term O&M's Indemnitees shall also include the SMI 401(k) Plan, the SMI 401(k) Plan's trust, and the participants, beneficiaries and alternate payees of the SMI 401(k) Plan (other than participants who have been trustees of the SMI 401(k) Plan and beneficiaries and alternate payees of participants who have been trustees of the SMI 401(k) Plan). Notwithstanding the foregoing, the Shareholders shall not be required to indemnify O&M's Indemnitees under Section
9.01(a)(i), (ii), (iii) and (v) unless and until the amount of all Losses (without regard to any potential tax benefits) for which indemnification is sought with respect thereto shall exceed $1,000,000 and then only to the extent and in the amount of such excess.

            (b) In the event a claim against O&M's Indemnitees arises that is covered by the indemnity provisions of Section 9.01(a) hereof, notice shall be given promptly by O&M Holding to the Shareholders' Representative. Provided that the Shareholders' Representative admits in writing to O&M Holding that such claim is covered by the indemnity provisions of Section 9.01(a) hereof, the Shareholders' Representative shall have the right to contest and defend by all appropriate legal proceedings such claim and to control all settlements (unless O&M Holding agrees to assume the cost of settlement and to forgo such indemnity) and to select lead counsel to defend any and all such claims at the sole cost and expense of the Shareholders; provided, however, that the Shareholders' Representative may not effect any settlement that could result in any cost, expense or liability to the O&M Indemnities unless O&M Holding consents in writing to such settlement and the Shareholders' Representative agrees to indemnify the O&M Indemnitees therefor. O&M Holding may select counsel to participate in any defense assumed by the Shareholders, in which event such counsel shall be at O&M Holding's own cost and expense. In connection with any such claim, action or proceeding, the parties shall cooperate with each other and provide each other with access to relevant books and records in their possession.

      9.02  O&M's Indemnity.

            (a) Each of O&M Holding and O&M hereby agrees to indemnify and hold Shareholders' Indemnitees harmless from and against, and agree to defend promptly Shareholders' Indemnitees from and reimburse Shareholders' Indemnitees for, any and all Losses that Shareholders' Indemnitees may at any time suffer or incur, or become subject to, as a result of or in connection with: (i) any breach or inaccuracy of any of the representations and warranties made by O&M in or pursuant to this Agreement; (ii) any failure by O&M to carry out, perform, satisfy and discharge any of its covenants, agreements, undertakings, liabilities or obligations under this Agreement or the Related Agreements and (iii) the conduct by SMI, O&M or O&M Holding of the business of SMI after the Effective Time other than with respect to facts, circumstances or conditions existing as of the Effective Time; provided, however, that Shareholders' Indemnitees shall have no right to be indemnified, held harmless from, defended or reimbursed under Section 9.02(a)(i) unless such right is asserted (whether or not such Losses have actually been incurred) within 24 months after the Effective Time, except there shall be no time limitation with respect to the representations set forth in Sections 5.01 and 5.02 hereof. Notwithstanding the foregoing, O&M and O&M Holding shall not be required to indemnify Shareholders' Indemnitees under this Section
9.02 unless and until the amount of all Losses (without regard to any potential tax benefits) for which indemnification is sought with respect thereto shall exceed $1,000,000 and then only to the extent and in the amount of such excess.

            (b) In the event a claim against Shareholders' Indemnitees arises that is covered by the indemnity provisions of Section 9.02(a) hereof, notice shall be given promptly by the Shareholders' Representative to O&M Holding. Provided that O&M Holding admits in writing to the Shareholders' Representative that such claim is covered by the indemnity provisions of Section 9.02(a) hereof, O&M Holding shall have the right to contest and defend by all appropriate legal proceedings such claim and to control all settlements (unless the Shareholders' Representative agrees to assume the cost of settlement and to forgo such indemnity) and to select lead counsel to defend any and all such claims at the sole cost and expense of O&M Holding; provided, however, that O&M Holding may not effect any settlement that could result in any cost, expense or liability to the Shareholders unless the Shareholders' Representative consents in writing to such settlement and O&M Holding agrees to indemnify the Shareholders therefor. The Shareholders' Representative may select counsel to participate on behalf of the Shareholders in any defense assumed by O&M Holding, in which event the Shareholders' counsel shall be at their own cost and expense. In connection with any such claim, action or proceeding, the parties shall cooperate with each other and provide each other with access to relevant books and records in their possession.

      9.03 Acquisition for Investment; Transfer Limitations. Each of the Shareholders represents and warrants to O&M Holding that he is an "accredited investor", as defined in Rule 501 under the Securities Act, his respective shares of O&M Holding Preferred Stock are being acquired in the SMI Exchange for investment purposes and not with a view toward any resale or any distribution thereof. No Shareholder may Transfer shares of the O&M Holding Preferred Stock; provided, however, a Shareholder may Transfer O&M Holding Preferred Stock (a) by a gift, (b) by descent or distribution, (c) to beneficiaries pursuant to a trust existing as of the date hereof and (d) to a Shareholder if, in any such case, the transferee (other than a charitable institution holding less than 1% of the O&M Holding Common Stock) expressly agrees in writing to be bound by the terms of Sections 9.03, 9.04, 9.05 and 9.06 hereof. Each Shareholder may only Transfer shares of O&M Holding Common Stock in compliance with this Section and
Section 9.04 hereof and the Securities Act. Each Shareholder acknowledges that the shares of O&M Holding Preferred Stock (and the shares of O&M Holding Common Stock received upon conversion thereof) will be issued pursuant to an exemption from registration under the Securities Act, and the certificates representing such shares will bear a legend indicating that they have not been registered under the Securities Act and may not be Transferred by such Shareholder, except, in the case of the O&M Holding Common Stock, in compliance with this Agreement and pursuant to an effective registration statement or pursuant to an exemption from registration. In the event a Shareholder determines to Transfer any shares of O&M Holding Common Stock pursuant to an exemption from registration under the Securities Act, such Shareholder will, prior to Transferring such shares, cause counsel selected by such Shareholder but satisfactory to O&M Holding to deliver an opinion to O&M Holding to the effect that the Transfer of such shares is exempt from the registration provisions of the Securities Act or, in the case of a transfer permitted by Rule 144, such Shareholder will provide evidence satisfactory to O&M Holding that the Transfer of such shares is exempt from the registration provisions of the Securities Act.

      9.04  Right of First Refusal.

            (a) In the event that any Shareholder desires to Transfer to any third party any shares of O&M Holding Common Stock as permitted by Section
9.03 hereof, he shall give O&M Holding notice ("Notice of Transfer") of his bona fide intent to sell such shares of O&M Holding Common Stock, specifying (i) the number of shares to be Transferred, (ii) the prospective purchasers thereof, (iii) the minimum price and other terms and conditions of such Transfer, and offering to Transfer such shares of O&M Holding
Common Stock to O&M or its designee(s) at such minimum price and on such terms and conditions. The Notice of Transfer shall be accompanied by a copy of the offer from such third party.

            (b) If O&M Holding or its designee(s) shall not within 30 days after receipt of the Notice of Transfer accept such offer in writing with respect to all the shares of O&M Holding Common Stock specified in such notice, then, subject to the provisions of paragraphs (c) and (e) hereof, such Shareholder may Transfer such shares to the prospective purchasers specified in such Notice of Transfer at a price equal to or above the minimum price and on other terms and conditions no less favorable to such Shareholder than those specified in the Notice of Transfer, at any time within 60 days of the expiration of such 30-day period, but not otherwise.

            (c) If such Shareholder shall not have consummated the proposed Transfer within 60 days after the expiration of the 30-day period referred to in paragraph (b) above, then he may not Transfer such shares of O&M Holding Common Stock without again complying with the provisions of this
Section 9.04.

            (d) If O&M Holding or its designee(s) shall accept such offer within 30 days after the receipt of the Notice of Transfer pursuant to paragraph (b) above, then O&M Holding or its designee(s) shall purchase the shares of O&M Holding Common Stock specified in such notice as promptly as is reasonably practicable, but in no event later than 60 days following such acceptance.

            (e) Notwithstanding any other provision in this Section 9.04, each Shareholder agrees that he will not, without the prior written consent of O&M Holding, knowingly Transfer any shares of O&M Holding Common Stock to a competitor of O&M Holding (including any officer, director, employee, shareholder or Affiliate of such competitor) or to any person (including such person's Affiliates and any person or entity which is, to his Knowledge after inquiry of O&M Holding, part of any group which includes such transferee or any of its Affiliates) that, after giving effect to such Transfer, would beneficially own 5% or more of the issued and outstanding shares of O&M Holding Common Stock unless the transferee agrees to be bound by Sections 9.03, 9.04, 9.05 and 9.06 hereof.

            (f)   Notwithstanding any provision to the contrary in this
Section 9.04, a Shareholder may Transfer O&M Holding Common Stock without complying with the provisions of this Section 9.04 (i) by a gift, (ii) by descent or distribution, (iii) to beneficiaries pursuant to a trust existing as of the date hereof, or (iv) to a Shareholder; provided, that, in any such case, the transferee (other than a charitable institution holding less than 1% of the O&M Holding Common Stock) expressly agrees in writing to be bound by the terms of Sections 9.03, 9.04, 9.05 and 9.06 hereof and O&M is given prior written notice of such Transfer.

      9.05 Standstill. Each Shareholder agrees that so long as (i) he owns any shares of O&M Holding Preferred Stock or (ii) the Shareholders, collectively with their respective Affiliates, own 5% or more of the issued and outstanding shares of O&M Holding Common Stock, without the prior written consent of O&M Holding, he will not and will cause his Affiliates not to:

            (a) acquire, offer to acquire or agree to acquire, directly or indirectly, by purchase or otherwise, or initiate contact with any person with the intent to advise, encourage or assist such or any other person to purchase or acquire in any manner shares of any class of capital stock of O&M Holding ("O&M Holding Capital Stock"), or participate with or provide assistance to any person in the purchase or other acquisition of O&M
Holding Capital Stock;

            (b) form, join or in any way participate in a "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to O&M Holding Capital Stock, except insofar as such group consists solely of the Shareholders;

            (c) "solicit" proxies with respect to O&M Holding Capital Stock under any circumstance; or become a "participant" by taking a position contrary to that of the Board of Directors of O&M Holding in any contest relating to the election of directors of O&M Holding or any other matters submitted to shareholders at an annual meeting or any special meeting (as such defined terms are used in Regulation 14A under the Act); a Shareholder shall be deemed to "solicit" or to be such a "participant" if he counsels or advises or otherwise provides assistance to any person who undertakes or makes such a "solicitation" or is such a "participant," but shall not, in any event, be deemed to "solicit" or to be such a "participant" by reason of exercise of his voting rights with respect to O&M Holding Capital Stock;


            (d) deposit any O&M Holding Capital Stock, or any securities convertible into O&M Holding Capital Stock, in a voting trust, or subject any O&M Holding Capital Stock, or any securities convertible into O&M Holding Capital Stock, to a voting or similar agreement, other than as required by Section 9.06 hereof;

            (e) directly or indirectly offer, sell, transfer, pledge or otherwise dispose of or encumber any O&M Holding Capital Stock, or any securities convertible into O&M Holding Capital Stock except, subject (in the cases described in clauses (i) and (ii) below) to prior compliance with the provisions of Section 9.04 hereof:

                  (i) sales of O&M Holding Capital Stock pursuant to an underwritten distribution to the public, registered under the Securities Act, in which the Shareholders use their best efforts and direct the underwriters to use their best efforts to effect as wide a distribution of such O&M Holding Capital Stock as reasonably practicable and to prevent any one person or group from purchasing through such offering a number of shares representing more than 2% of the total number of shares of all O&M Holding Capital Stock;

                  (ii) sales of O&M Holding Capital Stock in open market transactions pursuant to Rule 144 of the General Rules and Regulations under the Securities Act (provided that any such sale is in compliance with the requirements of paragraphs (c)(d)(e)(f) and (g) of such rule notwithstanding the provisions of paragraph
            (k) of such rule) and in accordance with Section 9.03 hereof;

                  (iii) a bona fide pledge of, or the granting of a security interest in, such O&M Holding Capital Stock to an institutional lender to secure a bona fide loan or guarantee, provided that the lender acknowledges in writing that it has received a copy of this Agreement and agrees that prior to making any offer to sell, sale, transfer or other disposition of such O&M Holding Capital Stock, whether upon foreclosure of such pledge or security interest or otherwise, such lender will give O&M the opportunity to purchase such O&M Holding Capital Stock in the manner specified in Section 9.04 hereof; or

                  (iv) sales of O&M Holding Capital Stock to O&M Holding or to any person or group designated by O&M Holding; or

            (f) initiate, commence or propose, or induce or attempt to induce or give encouragement to any other person to initiate, commence or propose, any tender or exchange offer for O&M Holding Capital Stock or any "affiliated transaction" (as that term is defined in Section 13.1-725 of the Code of Virginia, as in effect on the date of this Agreement, but with the phrase "any other Person" substituted for the phrase "any interested shareholder").

      9.06 Voting Agreement. Each Shareholder agrees that, so long as (a) he owns any shares of O&M Holding Preferred Stock or (b) the Shareholders, collectively with their respective Affiliates, own 5% or more of the issued and outstanding shares of O&M Holding Common Stock, he shall vote all shares of O&M Holding Preferred Stock or O&M Holding Common Stock, as the case may be, with respect to each matter to be voted upon by the holders of such shares, in the same proportion as the votes cast on such matter by all other holders of the O&M Holding Common Stock (excluding for such purposes shares held by any person or "group" within the meaning of Section 13(d)(3) of the Exchange Act (other than any employee benefit plan of O&M Holding, O&M or the O&M Subsidiaries or any person holding shares for or pursuant to the terms of any such employee benefit plan) which beneficially owns 5% or more of the issued and outstanding shares of O&M Holding Common Stock); provided, however, that the provisions of this Section 9.06 shall not apply with respect to (a) any matter to be voted upon by holders of O&M Holding Capital Stock that would amend (i) the provisions of the Series B Preferred Stock or (ii) any other provisions of the Articles of Incorporation or Bylaws of O&M Holding if such amendment would affect adversely the relative rights or preferences thereof and (b) the election of any director who may be elected by the holders of O&M Holding Preferred Stock and any nominee to the Board of Directors of O&M Holding designated by the Shareholders' Representative in accordance with Section 9.09 hereof.

      9.07 Noncompetition Covenant. Each of the Shareholders agrees that, except for his ownership of shares of O&M Holding Preferred Stock or O&M Holding Common Stock and without the prior written consent of O&M Holding, for a period of three years after the Effective Time (the "Noncompete Period"), he will not, directly or indirectly, either individually or as an employee, agent, partner, investor, shareholder, consultant or in any other capacity participate in or have a financial or other interest in any business in the United States (the "Noncompete Area") which is competitive with the business conducted by O&M, SMI or the O&M Subsidiaries as of the Effective Time; provided, however, that the foregoing shall not preclude the Shareholders or their respective Affiliates from owning in the aggregate, directly or indirectly, up to 5% of the issued and outstanding shares of any class of capital stock of a company, the stock of which is publicly traded on a national securities exchange or in the over-the-counter market. The parties acknowledge that the business conducted as of the date hereof by Specialty is not competitive with the business conducted by O&M, the O&M Subsidiaries or SMI.

      If a judicial determination is made that any provision of this Section
9.07 constitutes an unreasonable or otherwise unenforceable restriction against the Shareholders, the provisions of this Section 9.07 shall be rendered void only to the extent that such judicial determination finds such provisions to be unreasonable or otherwise unenforceable. In this regard, the parties hereto hereby agree that any judicial authority construing this provision shall be empowered to sever any portion of the Noncompete Area or any prohibited business activity from the coverage of this Section 9.07 and to apply the provisions of this Section 9.07 to the remaining portion of the Noncompete Area or the remaining business activities not so severed by such judicial authority.

      The Shareholders hereby agree that any remedy at law for any breach of the provisions contained in this Section 9.07 shall be inadequate and that O&M Holding shall be entitled to injunctive relief in addition to any other remedy it might have hereunder.

      The running of the Noncompete Period shall be tolled during, and the Noncompete Period shall be extended by, any period of time during which any Shareholder violates the terms of this Section 9.07 as determined by a court of competent jurisdiction.

      9.08  Tax Returns.

            (a) O&M Holding and the Shareholders acknowledge that the status of SMI as an "S corporation" will be terminated by the SMI Exchange, that SMI's taxable year will end at the close of the day before the Effective
Time (the "Last SMI Year"), that SMI's books shall be closed for income tax purposes as of the close of the Last SMI Year, and that a new taxable year for SMI will begin on the date of the Effective Time (the "First C Year").
The Shareholders shall cause to be prepared and timely filed (taking into account permitted extensions of the due date) all income tax returns of SMI for the Last SMI Year and, if not filed before the day of the Effective
Time, SMI's preceding taxable year (e.g., IRS Form 1120S, Schedule K-
1(1120S) and state income tax returns). A photocopy of each such tax return shall be furnished to O&M Holding at least 30 days before the due date (including any extensions) for filing the tax return. The
Shareholders' Representative shall deliver to O&M Holding, with the photocopy of the proposed IRS Form 1120S for the Last SMI Year, a schedule updating the tax basis information provided by the Shareholders pursuant to
Section 8.16(l) hereof. If O&M Holding disagrees with the amount or treatment of any item on any such return, O&M Holding shall notify the Shareholders' Representative, and O&M Holding and the Shareholders' Representative shall proceed in good faith to resolve any dispute regarding the return before the due date. All income tax returns filed after the date of the Effective Time for taxable years of SMI beginning before such date shall be based on the same tax accounting methods and elections as used for its taxable year immediately preceding the year of such return, except as otherwise required by law or as agreed upon by O&M Holding and the Shareholders' Representative.

            (b) The Shareholders, O&M Holding and SMI will cooperate with each other to the extent reasonably required to facilitate the preparation and timely filing of (i) any income tax return of SMI for its Last SMI Year, the preceding taxable year, or its First C Year and (ii) any tax information return, report, or statement with respect to the SMI Exchange.

      9.09 Board Nominee. Commencing when and continuing for so long as the Shareholders, collectively, have the right to vote at least 5% of the outstanding shares of O&M Holding Common Stock, O&M Holding will exercise all authority under applicable law (subject to the fiduciary obligations of the Board of Directors of O&M Holding to O&M Holding's shareholders) to cause one nominee designated by the Shareholders' Representative and reasonably acceptable to the Board to be included in the slate of nominees recommended by such Board to O&M Holding's shareholders for election as directors at each annual meeting of shareholders of O&M Holding.

      9.10 Financial Statements. The Shareholders shall cause E&Y to prepare and deliver to O&M Holding by February 28, 1994 audited balance sheets as of December 31, 1993 and 1992 and April 30, 1992 and 1991 and audited statements of income and cash flow for the year ended December 31, 1993, the fiscal years ended April 30, 1992 and 1991 and the eight months ended December 31, 1992 and any other financial statements of SMI and Midwest as may be required by Rule 3-05(b) of Regulation S-X of the SEC audited by E&Y that have not been delivered previously pursuant to Section
6.09 hereof.

      9.11 Tax Status of Exchanges. O&M, O&M Holding, SMI and the Shareholders acknowledge that the Exchanges are intended to qualify as a transaction described in Section 351 of the Code and that the Exchanges are intended to be pursuant to a single plan for purposes of Section 351 of the Code and the regulations thereunder. O&M, O&M Holding, SMI and the Shareholders covenant that they will report the Exchanges in accordance with such intent for federal income tax purposes.

      9.12 Shareholders' Representative. Each of the Shareholders hereby appoints C. G. Grefenstette or his designee (as appointed in writing), as the agent, proxy, and attorney-in-fact for the Shareholders for all purposes under this Agreement (including without limitation full power and authority to act on the Shareholders' behalf) (a) to consummate the transactions contemplated under this Agreement, (b) in the event of such consummation, to receive on behalf of the Shareholders each of such Shareholder's SMI Exchange Consideration, (c) to pay in accordance with
Section 11.01 hereof the Shareholders' share of the transaction expenses,
(d) to execute and deliver the Certificates and such further instruments of assignment as O&M Holding shall reasonably request, (e) to execute and deliver on behalf of the Shareholders any amendment to this Agreement, provided that such amendment does not change the definition or manner of calculating the SMI Exchange Consideration to be received by the holders of the SMI Common Stock or does not increase the Shareholders' liabilities in any material respect and does not alter Article IV hereof in a manner adverse to the Shareholders, and (f) to take all other actions to be taken by or on behalf of the Shareholders and exercise any and all rights which the Shareholders are permitted or required to do or exercise under this Agreement. The Shareholders' Representative shall not be liable to the Shareholders for any error in judgment for any act or step taken, or permitted to be taken, in good faith, or for doing anything in connection herewith, except for his own willful misconduct or gross negligence. As between themselves and the Shareholders' Representative, the Shareholders, jointly and severally, agree to indemnify the Shareholders' Representative against, and hold the Shareholders' Representative harmless from, any and all losses, costs, damages, expenses, claims and attorneys' fees suffered or incurred by the Shareholders' Representative as a result of, in connection with, or arising from or out of, the acts or omissions of the Shareholders Representative in performance of, or pursuant to, this Agreement, except such acts or omissions as may result from the Shareholders' Representative's willful misconduct or gross negligence.

      9.13 Books and Records. O&M Holding agrees to cooperate with and make available to the Shareholders during normal business hours, all books, records and information relating to SMI that are necessary or useful in connection with any tax inquiry, audit, investigation or dispute, any litigation or investigation or any other matter. The Shareholder(s) requesting any such books, records, information or employees shall bear all of the out-of-pocket costs and expenses (including, without limitation, attorneys' fees, but excluding reimbursement for salaries and employee benefits) reasonably incurred in connection with providing such books, records, information or employees.

      9.14 Phantom Stock Plans. Immediately following the Effective Time, SMI shall pay to the participants in the Phantom Stock Plans an aggregate of $1,800,000 in satisfaction in full of SMI's obligations under such plan.

      9.15 New York Stock Exchange Listing Application. O&M Holding agrees to use its best efforts to cause the shares of O&M Holding Common Stock issuable upon conversion of the O&M Preferred Stock to be listed on the New York Stock Exchange.

      9.16  Midwest Accounts Receivable Guarantee.

            (a) SMI shall have the right, at any time after the 150th day following the Effective Time, to assign to the Shareholders a face amount of Midwest Receivables (the "Assigned Receivables") equal to the uncollected portion of any Midwest Receivable included on the Closing Balance Sheet that has not been collected by SMI within 150 days after the Effective Time; provided, however, that prior to such reassignment, SMI shall use reasonable and customary efforts to collect such Midwest Receivables (which shall not require SMI to employ commercial collection agencies or file suit). SMI shall deliver to the Shareholders' Representative all documents that relate to the Assigned Receivables and any similar documents generated by SMI after the Effective Time. Upon receipt of a document from SMI transferring the Assigned Receivables to the Shareholders, the Shareholders shall have the joint and several obligation to promptly pay to SMI the face amount of the Assigned Receivables (less any reserve for the Midwest Receivables on the Closing Balance Sheet). SMI shall cooperate with the Shareholders in any reasonable collection efforts relating to the Assigned Receivables, including remitting to the Shareholders' Representative any proceeds received by SMI with respect to such Assigned Receivables.

            (b) All payments on the relevant accounts received by SMI during the period beginning at the Effective Time and ending on the 150th day following the Effective Time shall be allocated among the Midwest
Receivables and the relevant accounts receivable arising after the Effective Time in the manner specified in the remittance advice accompanying such payment. If such allocation is not so specified in any remittance advice, SMI will contact the customer and request instructions as to how such payment should be allocated. If the customer then declines to give such instructions, the amount of such payment shall be applied against the oldest outstanding invoices.


                                         ARTICLE X

                             Termination, Amendment and Waiver

      10.01 Termination. This Agreement may be terminated and the Exchanges may be abandoned, by written notice promptly given to the other parties hereto, at any time prior to the Effective Time:

            (a) By mutual written consent of SMI, the Shareholders, O&M and O&M Holding;

            (b) By SMI and the Shareholders, if O&M enters into a definitive agreement with respect to (i) any acquisition or purchase of assets of, or any equity interest in, or any exchange offer, merger, consolidation, business combination, sale of all or substantially all of the assets, sale of securities, liquidation, dissolution or similar transactions involving
O&M, or (ii) any acquisition by O&M of another corporation or other entity, in any such case in which the value of the aggregate consideration to be paid would exceed $100,000,000;

            (c) By SMI and the Shareholders, if O&M fails to perform in any material respect any of its obligations under this Agreement;

            (d) By SMI and the Shareholders, if there has been a material breach by O&M of any representation and warranty contained in this Agreement;

            (e) By O&M and O&M Holding if there has been a material breach by SMI or the Shareholders of any representation and warranty contained in this Agreement except to the extent the material breach of such representation or warranty shall result in the indemnification therefor by the Shareholders pursuant to Section 9.01(a)(vii);

            (f) By O&M and O&M Holding, if SMI or any of the Shareholders fails to perform in any material respect any of its obligations under this Agreement;

            (g) By O&M or the Shareholders, if the O&M Exchange is not approved by the shareholders of O&M at the O&M Shareholders' Meeting; or

            (h) By any of SMI, the Shareholders, O&M or O&M Holding, if the Effective Time shall not have occurred on or before June 30, 1994.

      10.02 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.01, this Agreement shall forthwith become void and there shall be no liability on the part of SMI, O&M or the Shareholders except as set forth in Sections 6.02, 10.03 and 11.02.
Nothing herein shall relieve any party from liability for its breach of this Agreement, except to the extent that Section 11.02 hereof limits the amount of such liability under the circumstance specified therein.

      10.03       Post-Termination Covenants.

            (a)   If this Agreement terminates for any reason pursuant to
Section 10.01, no party hereto will utilize the fact that this Agreement has been terminated in order to disparage the commercial interests, including without limitation the customer, vendor and employee relationships, of the other. Each party agrees that, upon any breach of this covenant by either party, the aggrieved party shall be entitled to injunctive relief as well as damages.

            (b)   If this Agreement terminates for any reason pursuant to
Section 10.01, for one year after such termination, neither SMI nor O&M nor any of their respective Affiliates shall solicit for employment any person currently employed by the other as long as such employee remains in the employ of the other party.


                                        ARTICLE XI

                                    General Provisions

      11.01 Expenses. Except as provided below, the Shareholders each shall be responsible for the fees and expenses of SMI's and their respective counsel, accountants, and other expenses incident to the negotiation and preparation of this Agreement and consummation of the transactions contemplated hereby incurred after December 10, 1993. For purposes of this Section 11.01, (a) the fees and expenses of Cohen & Grigsby, Steptoe & Johnson or any other legal advisors to SMI or the Shareholders incident to the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby, and (b) any fees and expenses of E&Y or any other accountants or financial advisors to SMI or the Shareholders, including preparation of the Closing Balance Sheet and the financials required by Sections 6.09 and 9.10 hereof (other than expenses up to a maximum of $216,000 related to the ordinary 1993 year-end audit conducted in accordance with GAAP which shall be borne by SMI) shall be the sole obligation of the Shareholders. For purposes of this Section 11.01, the fees and expenses of Hunton & Williams, KPMG, J.P. Morgan or any other legal or financial advisors to O&M Holding and O&M shall be the sole obligation of O&M Holding and O&M.

      11.02 Break-up Fee. If this Agreement is terminated by SMI or the Shareholders pursuant to Section 10.01(d) hereof, then O&M shall pay to SMI as liquidated damages within ten days after the date of such termination $2,000,000 (by wire transfer of immediately available funds to an account designated by SMI for such purpose).

      If this Agreement is terminated by O&M or O&M Holding pursuant to
Section 10.01(e) hereof, then SMI shall pay to O&M as liquidated damages within ten days after the date of such termination $2,000,000 (by wire transfer of immediately available funds to an account designated by O&M for such purpose).

      11.03 Publicity. Except to the extent otherwise expressly required by Law, prior to the Effective Time no party hereto shall make or cause to be made any news release or other public statement, including communications to employees, suppliers, distributors and customers of SMI or O&M, pertaining to the matters contemplated by this Agreement unless approved by SMI and O&M, which approval shall not be unreasonably withheld. Without limiting the foregoing, in all announcements, press releases, notices to customers, vendors, employees and other third parties, and in all other communications in which this Agreement and the transactions contemplated hereby are described by any party hereto, each of SMI and O&M will, and will instruct their directors, officers, employees, agents and other representatives to, characterize such transactions as a merger or a business combination of SMI and O&M.

      11.04 Further Assurances. SMI, the Shareholders, O&M and O&M Holding each agree that at the request of the other parties hereto it will execute and deliver all such further assignments, endorsements and other documents and perform all such other acts and things as the other party may reasonably request to evidence the consummation of the transactions contemplated by this Agreement.

      11.05 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by certified mail, overnight mail, telecopier or telex to the parties at the following addresses or at such other addresses as shall be specified by the parties by like notice:

            (a)   if to SMI or the Shareholders:

                  C. G. Grefenstette
                  2000 Grant Building
                  Pittsburgh, PA  15219
                  (412) 338-3689
                  Telecopy: (412) 338-3696

                  with a copy to:

                  Cohen & Grigsby, P.C.
                  2900 CNG Tower
                  625 Liberty Avenue
                  Pittsburgh, PA  15222
                  (412) 391-3382
                  Attention:  David J. Kalson
                  Telecopy:  (412) 391-3382

            (b)   if to O&M or O&M Holding:

                  Owens & Minor, Inc.
                  4800 Cox Road
                  Glen Allen, VA  23060
                  (804) 747-9794
                  Attention:  G. Gilmer Minor, III
                  Telecopy:  (804) 747-9270

                  with a copy to:

                  Hunton & Williams
                  Riverfront Plaza, East Tower
                  951 East Byrd Street
                  Richmond, VA  23219-4074
                  (804) 788-8200
                  Attention:  C. Porter Vaughan, III
                  Telecopy:  (804) 788-8218

      11.06 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

      11.07 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and, except as provided in Section 9.01(a) hereof, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

      11.08 Severability. If any of the provisions of this Agreement shall be declared by any court of competent jurisdiction illegal, void or unenforceable, the other provisions shall not be affected, but shall remain in full force and effect.

      11.09 Miscellaneous. This Agreement (including the Schedules and Exhibits hereto and the certificates of the parties delivered in connection herewith and referred to herein) and the Related Agreements: (a) constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; (b) may not be assigned; and (c) shall be governed in all respects, including validity, interpretation and effect, by the internal laws of the Commonwealth of Virginia (other than the SMI Plan of Exchange which shall be governed by the internal laws of the Commonwealth of Pennsylvania), without giving effect to the principles of conflict of laws thereof.

      11.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

      11.11 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties hereto.

      11.12 Waiver. At any time prior to the Effective Time, any party hereto may extend the time for the performance of any of the obligations or other acts of any other parties hereto or waive compliance with any of the agreements of any other party or with any conditions to its own obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

      11.13 Remedies. The Shareholders acknowledge and agree that O&M would be irreparably damaged in the event any of the provisions of Sections
9.03 through 9.07 were violated or not performed by the Shareholders in accordance with their specific terms or were otherwise breached. It is accordingly agreed that O&M shall be entitled to an injunction or injunctions to prevent breaches of such Sections and to specifically enforce such Sections and the terms and provisions thereof in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction, in addition to any other remedy to which O&M may be entitled, at law or in equity.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by SMI, O&M and the O&M Holding, by their respective officers thereunto duly authorized, and by each of the Shareholders.

                                          STUART MEDICAL, INC.


                                          By:   /s/  Mark J. Laskow
                                                Mark J. Laskow
                                                Title:  Chairman of the Board
                                                          of Directors


                                          OWENS & MINOR, INC.


                                          By:   /s/  G. Gilmer Minor, III
                                                G. Gilmer Minor, III
                                                Title:  President and Chief
                                                         Executive Officer


                                          O&M HOLDING, INC.


                                          By:   /s/  G. Gilmer Minor, III
                                                G. Gilmer Minor, III
                                                Title: President

                                   Henry L. Hillman, Elsie H. Hillman and C. G.
                                   Grefenstette, Trustees under the Henry L.
                                   Hillman Trust under agreement of trust dated
                                   November 18, 1985


                                   By /s/  C. G. Grefenstette
                                                      Trustee


                                   /s/  C. G. Grefenstette
                                   C. G. Grefenstette, as attorney-in-fact for
                                   Juliet Lea Hillman Simonds, Audrey Hillman
                                   Fisher, Henry L. Hillman, Jr., William T.
                                   Hillman, Howard B. Hillman and Tatnall L.
                                   Hillman

                                                                  ANNEX IV




                     AMENDED AND RESTATED  ARTICLES  OF  INCORPORATION
                                            OF
                                     O&M HOLDING, INC.




                                        ARTICLE  I.

                                           Name

            The name of the Corporation shall be O&M HOLDING, INC.


                                       ARTICLE  II.

                                         Purposes.

            The purposes for which the Corporation is formed are:

            1. To buy, sell, distribute and trade in medical and surgical supplies and equipment, pharmaceuticals, drugs and merchandise of every sort, class and description at wholesale or at retail, as principal or as agent, alone or in partnership with any other person, firm or corporation within and without the Commonwealth of Virginia and the United States of America and to do and perform every act and to carry on every business which shall be incidental thereto.

            2. In addition, the Corporation shall have the power to transact any and all lawful business not required to be stated specifically in the articles of incorporation for which corporations may be incorporated under Chapter I of Title 13.1 of the Code of Virginia of 1950 as in effect on the effective date of these Articles or as amended subsequently thereto.

                                       ARTICLE III.

                                      Capital Stock.

            The maximum number of authorized shares of the capital stock of the Corporation shall be Two Hundred Million (200,000,000) shares of Common Stock of the par value of Two Dollars ($2.00) per share, and Ten Million (10,000,000) shares of Cumulative Preferred Stock of the par value of One Hundred Dollars ($100.00) per share, issuable in series as is hereinafter provided.

            The description of the Cumulative Preferred Stock and of the Common Stock and the designations, preferences and voting powers of such classes of stock, or restrictions or qualifications thereof and the terms upon which such stock is to be issued are as follows:

                                          PART A.

                                Cumulative Preferred Stock.

            1. Issuance in Series. The Cumulative Preferred Stock shall be divided into and issued from time to time in one or more series, each which series shall be so designated as to distinguish the shares thereof from all other series and classes. The Board of Directors shall have the authority to divide the Cumulative Preferred Stock into series by resolution setting forth the designation and number of shares of each series and the relative rights and preferences thereof in the following respects, as to which there may be variation between different series:

                  (a) The rate of dividend, the time of payment and the dates from which any dividends shall be cumulative and the extent of participation rights, if any;

                  (b) Any right to vote with holders of shares of any other series or class and any right to vote as a class either generally or as a condition to specified corporate action, subject to the limitations of Section 4 of Part A of this
            Article III;

                  (c) The price at which and the terms and conditions upon which shares may be redeemed;

                  (d) The amount payable upon shares in the event of involuntary liquidation;

                  (e) The amount payable upon shares in the event of voluntary liquidation;

                  (f) Sinking fund provisions of the redemption or purchase of shares, if any;

                  (g) The terms and conditions upon which shares may be converted, if the shares of any series are issued with the privilege of conversion.

            The Board of Directors shall have the further authority to redesignate any shares of any series theretofore established which have not been issued or which have been issued and retired as shares of some other series or to change the designation of outstanding shares when desired to prevent confusion.

            All shares of Cumulative Preferred Stock of any one series shall be identical with each other in all respects except, if so determined by the Board of Directors, as to the dates from which dividends thereon shall be cumulative. The shares of Cumulative Preferred Stock shall be equal in rank with each other regardless of series and shall be identical with each other in all respects except as hereinabove provided.

            2. Preferences over Common Stock. The Cumulative Preferred Stock as a class shall have preference over the Common Stock as to the payment of dividends and in the distribution of the assets of the Corporation in the event of any liquidation and dissolution, whether voluntary or involuntary. All shares of Cumulative Preferred Stock of every series shall share ratably in the distribution of assets upon dissolution if the assets of the Corporation are insufficient to pay the full liquidation price of all shares of Cumulative Preferred Stock of every series.

            So long as any dividend on any series of Cumulative Preferred Stock shall be in arrears, no dividend shall be declared and paid on the Common Stock except dividends payable in shares of Common Stock, nor shall the Corporation purchase or otherwise acquire for a consideration any shares of Common Stock.

            3. Redemption of Cumulative Preferred Stock. Subject to any other provision of these Articles of Incorporation to the contrary and to the right of the Board of Directors to fix in any resolution of serial designation adopted by it the terms and conditions upon which shares of any series may be redeemed, in the event of any redemption of shares of Cumulative Preferred Stock by the Corporation, it may at the option of the Board of Directors redeem the whole or any part of the Cumulative Preferred Stock at any time outstanding upon not less than thirty (30) nor more than sixty (60) days previous notice by mail to the holders of record of the shares to be redeemed. If less than the whole of a series shall be redeemed, the shares to be so redeemed shall be determined by lot or in such other manner as the Board of Directors may determine. If such notice of redemption shall have been duly given, and if on or before the redemption date specified in such notice, the funds necessary for such redemption shall have been deposited in trust with any bank or trust company in the City of Richmond, Virginia, having capital and unrestricted surplus aggregating at least TEN MILLION DOLLARS ($10,000,000) named in such notice, to be applied to the redemption of the Cumulative Preferred Stock so called for redemption, then from the time of such deposit all shares of Cumulative Preferred Stock for the redemption of which such deposit shall have made shall be deemed no longer to be outstanding for any purpose and all rights with respect to such shares shall thereupon terminate, except the right to receive the redemption price on deposit, not without interest thereon. Any interest accrued upon or earned by such deposit shall be paid to the Corporation. At the end of five (5) years from the redemption date named in such notice, any funds so deposited which then remain unclaimed shall be paid to the Corporation free of any trust. Any holder of Cumulative Preferred Stock so called for redemption as shall not have received the redemption price prior to such repayment to the Corporation shall be deemed to be an unsecured creditor of the Corporation for the amount of the redemption price and shall look only to the Corporation for the payment thereof, without interest.

            4. Voting Rights of Cumulative Preferred Stock. Except as set forth elsewhere in these Articles of Incorporation and as shall be provided in any resolution of serial designation adopted by the Board of Directors, the holders of the Cumulative Preferred Stock shall not be entitled to any vote except as to matters in respect of which they shall at the time be indefeasibly vested by statute with such right. The Board of Directors may grant to holders of any series of Cumulative Preferred Stock the right to vote as a class for the election of Directors only upon the following terms and conditions and subject to the following limitations:

                  (a) Such right to vote as a class for the election of Directors shall not be exercisable unless and until the Corporation shall be in arrears for the payment of four (4) or more dividends on any series of Cumulative Preferred Stock.

                  (b) The number of Directors elected by holders of Cumulative Preferred Stock of all series shall not exceed two
            (2) in the aggregate.

                  (c) Such power to elect Directors, if granted to more than one series, shall apply to all series as a class, and not separately.

                  (d) No Director elected by the Cumulative Preferred Stock, if such power be conferred upon any series of such stock, shall be classified with the Directors elected by the Common Stock, but any such Directors so elected by the Cumulative Preferred Stock shall serve as a separate class to be elected annually and shall serve in addition to the number of classified Directors elected by the Common Stock as provided in the bylaws of the Corporation. They, together with the classified Directors as provided in the bylaws, shall constitute the Board of Directors.

                  (e) Immediately upon the payment of all dividends in arrears, any Director or Directors so elected by the Cumulative Preferred Stock shall cease to act and shall no longer be Directors of the Corporation.

            5. Series A Preferred Stock. The first series of Cumulative Preferred Stock shall be designated "Series A Participating Cumulative Preferred Stock" ("Series A Preferred Stock") and the number of shares constituting such series shall be 300,000. The preferences, limitations and relative rights of shares of Series A Preferred Stock shall be as follows:

                  (a)  Dividends and Distributions.

                       (1) Subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock in preference to the holders of Common Stock and of any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, dividends payable quarterly on the fifteenth day of each February, May, August and November (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $6.50 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. In the event the Corporation shall at any time after June 22, 1988 (the "Rights Declaration Date"), (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

                       (2) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in paragraph (1) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend at the rate of $6.50 per share on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

                       (3) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 30 days prior to the date fixed for the payment thereof.

                  (b) Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

                       (1) Subject to the provision for adjustment hereinafter set forth, each share of Series A Preferred Stock shall entitle the holder thereof to one vote on all matters submitted to a vote of the shareholders of the Corporation.

                       (2) Except as otherwise provided herein, in the Articles of Incorporation or under applicable law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock shall vote together as one voting group on all matters submitted to a vote of stockholders of the Corporation.

                       (3) (i) If at any time dividends on any shares of Series A Preferred Stock shall be in arrears in an amount equal to six quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (a "default period") that shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series A Preferred Stock then outstanding shall have been declared and paid or set apart for payment. During each default period, all holders of the outstanding shares of Series A Preferred Stock together with any other series of Preferred Stock then entitled to such a vote under the terms of the Articles of Incorporation, voting as a separate voting group, shall be entitled to elect two members of the Board of Directors of the Corporation.

                             (ii) During any default period, such voting right of the holders of Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 5(b)(3) or at any annual meeting of shareholders, and thereafter at annual meetings of shareholders, provided that neither such voting right nor the right of the holders of any other series of Preferred Stock, if any, to increase, in certain cases, the authorized number of Directors shall be exercised unless the holders of ten percent (10%) in number of shares of Preferred Stock outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Preferred Stock of such voting right. At any meeting at which the holders of Preferred Stock shall exercise such voting right initially during an existing default period, they shall have the right, voting as a separate voting group, to elect Directors to fill such vacancies, if any, in the Board of Directors as may then exist up to two (2) Directors, or if such right is exercised at an annual meeting, to elect two (2) Directors. If the number which may be so elected at any special meeting does not amount to the required number, the holders of the Preferred Stock shall have the right to make such increase in the number of Directors as shall be necessary to permit the election by them of the required number. After the holders of the Preferred Stock shall have exercised their right to elect Directors in any default period and during the continuance of such period, the number of Directors shall not be increased or decreased except by vote of the holders of Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to or pari passu with the Series A Preferred Stock.

                             (iii)  Unless the holders of Preferred Stock
                  shall, during an existing default period, have previously exercised their right to elect Directors, the Board of Directors may order, or any shareholder or shareholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding, irrespective of series, may request, the calling of a special meeting of the holders of Preferred Stock, which meeting shall thereupon be called by the Chairman, President, a Vice-President or the Secretary of the Corporation. Notice of such meeting and of any annual meeting at which holders of Preferred Stock are entitled to vote pursuant to this paragraph 5(b)(3)(iii) shall be given to each holder of record of Preferred Stock by mailing a copy of such notice to him at his last address as the same appears on the books of the Corporation. Such meeting shall be called for a time not earlier than 10 days and not later than 60 days after such order or request. In the event such meeting is not called within 60 days after such order or request, such meeting may be called on similar notice by any shareholder or shareholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Preferred Stock outstanding. Notwithstanding the provisions of this paragraph 5(b)(3)(iii), no such special meeting shall be called during the period within 60 days immediately preceding the date fixed for the next annual meeting of the shareholders.

                             (iv) In any default period, the holders of Common Stock, and other classes of stock of the Corporation if applicable, shall continue to be entitled to elect the whole number of Directors until the holders of Preferred Stock shall have exercised their right to elect two (2) Directors voting as a separate voting group, after the exercise of which right (x) the Directors so elected by the holders of Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in paragraph 5(b)(3)(ii)) be filled by vote of a majority of the remaining Directors theretofore elected by the voting group which elected the Director whose office shall have become vacant. References in this paragraph
                  5(b)(3)(iv) to Directors elected by a particular voting group shall include Directors elected by such Directors to fill vacancies as provided in clause (y) of the foregoing sentence.

                             (v) Immediately upon the expiration of a default period, (x) the right of the holders of Preferred Stock, as a separate voting group, to elect Directors shall cease,
                  (y) the term of any Directors elected by the holders of Preferred Stock, as a separate voting group, shall terminate, and (z) the number of Directors shall be such number as may be provided for in, or pursuant to, the Articles of Incorporation or bylaws irrespective of any increase made pursuant to the provisions of paragraph 5(b)(3)(ii) (such number being subject, however, to change thereafter in any manner provided by law or in the Articles of Incorporation or bylaws). Any vacancies in the Board of Directors affected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining Directors, even though less than a quorum.

                       (4) Except as set forth herein or as otherwise provided in the Articles of Incorporation, holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

                  (c)  Certain Restrictions.

                       (1) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in Section 5(a) are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

                             (i) declare or pay or set apart for payment any dividends (other than dividends payable in shares of any class or classes of stock of the Corporation ranking junior to the Series A Preferred Stock) or make any other distributions on, any class of stock of the Corporation ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock and shall not redeem, purchase or otherwise acquire, directly or indirectly, whether voluntarily, for a sinking fund, or otherwise any shares of any class of stock of the Corporation ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock, provided that, notwithstanding the foregoing, the Corporation may at any time redeem, purchase or otherwise acquire shares of stock of any such junior class in exchange for, or out of the net cash proceeds from the concurrent sale of, other shares of stock of any such junior class;

                             (ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

                             (iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity
                  (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Preferred Stock;

                             (iv)  purchase or otherwise acquire for
                  consideration any shares of Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

                       (2) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (1) of Section 5(c), purchase or otherwise acquire such shares at such time and in such manner.

                  (d) Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

                  (e)  Liquidation, Dissolution or Winding Up.

                       (1) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received $10 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Series A Liquidation Preference"). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 100 (as appropriately adjusted as set forth in subparagraph f(iii) below to reflect such events as stock splits, stock dividends and recapitalizations with respect to the Common Stock) (such number in clause (ii) being hereinafter referred to as the "Adjustment Number"). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Preferred Stock and Common Stock, respectively, holders of Series A Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Series A Preferred Stock and Common Stock, on a per share basis, respectively.

                       (2) In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, then such remaining assets shall be distributed ratably to the holders of all such shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

                       (3) In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

                  (f) Consolidation, Merger, Share Exchange, etc. In case the Corporation shall enter into any consolidation, merger, share exchange, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment hereinafter set forth) equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after the Rights Declaration Date (i) declare any dividend on Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

                  (g) Redemption. The outstanding shares of Series A Preferred Stock may be redeemed at the option of the Board of Directors as a whole, but not in part, at any time, or from time to time, at a cash price per share equal to (i) the par value thereof, plus (ii) all dividends which on the redemption date have accrued on the shares to be redeemed and have not been paid or declared and a sum sufficient for the payment thereof set apart, without interest.

                  (h) Ranking. The Series A Preferred Stock shall rank on a parity with all other series of Preferred Stock as to the payment of dividends and the distribution of assets.

                  (i) Amendment. The Articles of Incorporation shall not be further amended in any manner that would adversely affect the preferences, rights or powers of the Series A Preferred Stock without the affirmative vote of the holders of more than two-thirds of the outstanding shares of the Series A Preferred Stock, if any, voting separately as one voting group.

                  (j) Fractional Shares. Series A Preferred Stock may be issues of one one-hundredth of a share (and integral multiples thereof) which shall entitle the holder, in proportion to such holders' fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock.

                  6. Series B Preferred Stock. The second series of Cumulative Preferred Stock shall be designated "Series B Cumulative Preferred Stock" ("Series B Preferred Stock") and the number of shares constituting such series shall be 1,150,000. The preferences, limitations and relative rights of shares of Series B Preferred Stock shall be as follows:

                  (a)  Dividends and Distributions.

                       (1) The holders of shares of Series B Preferred Stock, in preference to the holders of Common Stock and of any other capital stock of the Corporation ranking junior to the Series B Preferred Stock as to payment of dividends, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, a per annum cash dividend of $4.50 per share, and no more, payable in equal quarterly amounts of $1.125 each on the last day of each January, April, July and October of each year, beginning July 31, 1994 (each such date being referred to herein as a "Quarterly Dividend Payment Date"), to holders of record on the fifteenth day of each such respective month, commencing on the first Quarterly
                  Dividend Payment Date after the first issuance of a share of Series B Preferred Stock.

                       (2) Dividends shall begin to accrue and be cumulative on outstanding shares of Series B Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series B Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series B Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series
                  B Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.

                  (b) Voting Rights. The holders of shares of Series B Preferred Stock shall be entitled to vote on all matters submitted to a vote of the shareholders of the Corporation, voting together with the holders of shares of other series of the Preferred Stock entitled to vote thereon and the Common Stock as a single voting group. Each share of Series B Preferred Stock shall entitle the holder thereof to a number of votes equal to the number of shares of Common Stock into which such Series B Preferred share could be converted in accordance with Section 6(g) on the record date for determining the shareholders entitled to vote; it being understood that whenever the "Conversion Price" (as defined in Section 6(g)(1)) is adjusted as provided in
                  Section 6(g)(5) the number of votes to which each share of Series B Preferred Stock is entitled shall also be similarly adjusted.

                  (c)  Certain Restrictions.

                       (1) Whenever quarterly dividends or other dividends or distributions payable on Series B Preferred Stock as provided in Section 6(a) are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series B Preferred Stock outstanding shall have been paid in full, or declared and set apart for payment, the Corporation shall not:

                             (i) declare or pay or set apart for payment any dividends (other than dividends payable in shares of any class or classes of stock of the Corporation ranking junior to Series B Preferred Stock as to payment of dividends or warrants or rights to acquire such stock) or make any other distributions on, any class of stock of the Corporation ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to Series B Preferred Stock ("Junior Stock"), other than distributions of rights ("Rights") pursuant to the Rights Agreement, dated as of June 22, 1988, between Owens & Minor, Inc. and the rights agent thereunder, as heretofore amended and as it may be further amended, in accordance with it terms, or replaced from time to time (such agreement, as so amended or replaced, being hereinafter referred to as the "Rights Agreement"), and shall not redeem, purchase or otherwise acquire, directly or indirectly, whether voluntarily, for a sinking fund, or otherwise any shares of Junior Stock, provided that, notwithstanding the foregoing, the Corporation may at any time redeem, purchase or otherwise acquire shares of Junior Stock in exchange for, or out of the net cash proceeds from the concurrent sale of, other shares of Junior Stock or warrants or rights to acquire Junior Stock;

                             (ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series B Preferred Stock ("Parity Stock"), except dividends paid or distributions made ratably on Series B Preferred Stock and all such Parity Stock on which dividends are payable or in arrears in proportion to the total amounts of such dividends to which the holders of all such shares are then entitled;

                             (iii) redeem or purchase or otherwise acquire for consideration shares of any Parity Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any Parity Stock in exchange for shares of any Junior Stock; or

                             (iv)  purchase or otherwise acquire for
                       consideration any shares of Series B Preferred Stock, or any shares of Parity Stock, except as permitted by the Articles of Incorporation of the Corporation or in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates, the amount of dividends in arrears and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

                       (2)   Notwithstanding the foregoing, nothing in this
                  Section 6(c) shall prevent the Corporation from (i) declaring a dividend or distribution of Rights or issuing Rights in connection with the issuance of Series B Preferred Stock, Junior Stock or Parity Stock, or (ii) redeeming Rights at a price not to exceed $.01 per Right.

                       (3) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (1) of Section 6(c), purchase or otherwise acquire such shares at such time and in such manner.

                  (d) Reacquired Shares. Any shares of Series B Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

                  (e)  Liquidation, Dissolution or Winding Up.

                       (1) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior upon liquidation, dissolution or winding up to Series B Preferred Stock unless, prior thereto, the holders of shares of Series B Preferred Stock shall have received $100 per share, plus an amount equal to accrued and unpaid dividends thereon, whether or not declared, to the date of such payment, and no more (the "Series B Liquidation Preference").

                       (2) In the event, however, that there are not sufficient assets available to permit payment in full of the Series B Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, then such remaining assets shall be distributed ratably to the holders of all such shares in proportion to their respective liquidation preferences.

                  (f) Redemption. The outstanding shares of Series B Preferred Stock may be redeemed only at the option of the Corporation as a whole or in part at any time on or after April 30, 1997, or from time to time thereafter, at a cash price per share equal to (i) the par value thereof, plus
                  (ii) all accrued and unpaid dividends thereon, whether or not declared, to the redemption date; provided, however, that: (i) any such redemption made before April 30, 2004 may be made solely to the extent of the sum of (x) the net proceeds from the sale or issuance by the Corporation for cash from time to time after January 1, 1994 of shares of capital stock of the Corporation or any other securities convertible into, or exchangeable or exercisable for such capital stock, plus (y) the fair market value (as determined in good faith by the Board of Directors of the Corporation) of all such capital stock or other securities sold or issued by the Corporation from time to time after January 1, 1994 in exchange for other property (including, without limitation, any thereof issued in exchange for stock, securities or assets of other corporations or other entities); and (ii) any redemption in part may only be made if the aggregate market value (based on the average of the closing prices of the Common Stock on the New York Stock Exchange for the ten trading days immediately preceding the date the Redemption Notice (as defined below) is given) of the total number of shares of Common Stock into which the Series B Preferred Stock to be redeemed are at the time convertible pursuant to Section (g)(1) is at least $50,000,000.

                       Not less than 30 days nor more than 60 days prior to
                  the date fixed by the Corporation for redemption (the "Redemption Date"), written notice (the "Redemption Notice") shall be mailed by the Corporation, postage prepaid, to each holder of record of the Series B Preferred Stock at such holder's address as it appears on the stock transfer books of the Corporation. The Redemption Notice shall state:

                       (i) the total number of shares of Series B Preferred Stock to be redeemed;

                       (ii) the number of shares of Series B Preferred Stock held by the holder which the Corporation will redeem;

                       (iii)  the Redemption Date and the redemption price;

                       (iv) the fact that the holder's conversion rights will continue until the close of business on the second business day preceding the Redemption Date;

                       (v)  that the holder is to surrender to the
                  Corporation, in the manner and at the place designated, his certificate or certificates representing the shares of Series B Preferred Stock to be redeemed; and

                       (vi) if the redemption is in part, the Corporation's calculations showing compliance with clause (ii) of the proviso in the first paragraph of this Section 6(f).

                  (g)  Conversion.

                       (1) Subject to and upon compliance with the provisions of this Section (g), the holders of a majority of the shares of Series B Preferred Stock outstanding at the time shall have the right, at such holders' option and upon written notice to the Corporation, at any time to convert all of the outstanding shares of Series B Preferred Stock into the number of fully paid and nonassessable shares of Common Stock (calculated as to each conversion, for the purpose of determining the amount of any cash payments provided in Section (g)(4), to the nearest cent or to the nearest .01 of a share of Common Stock, as the case may be, with one-half cent and .005 of a share, respectively, being rounded upward), obtained by dividing $100 by the Conversion
            Price (as defined below) and multiplying such resulting number by the number of shares of Series B Preferred Stock to be converted. Such conversion shall be effective at the close of business on the first business day following the Corporation's receipt of such notice. Except as provided in paragraph (2), no shares of Series B Preferred Stock may be converted unless all outstanding shares of Series B Preferred Stock are surrendered for conversion.

                       The term "Conversion Price" shall mean $24.735, as
            adjusted in accordance with the provisions of this Section (g).

                       (2) Notwithstanding the requirement of conversion in Section (g)(1), any shares of Series B Preferred Stock called for redemption may be converted at any time before the close of business on the second business day preceding the Redemption Date, without causing the conversion of any other shares. Upon any conversion pursuant to this Section (g)(2), the Corporation shall pay to the holder of Series B Preferred Stock so converted an amount in cash equal to all accrued and unpaid dividends on such shares to and including the date of conversion, whether or not declared (with such amount being pro rated with respect to the then current dividend period).

                       (3) In order to exercise the conversion privilege in the case of a conversion specified in Section (g)(2), or in order to receive certificates evidencing Common Stock issuable upon a conversion specified in Section (g)(1) or (g)(2), the holder of each share of Series B Preferred Stock to be converted, or so converted, as the case may be, shall surrender the certificate representing such share at the office of any transfer agent for the Common Stock and shall give written notice to the Corporation at such office that such holder elects to convert the same, specifying the name or names and denominations in which such holder wishes the certificate or certificates for the Common Stock to be issued (which notice may be in the form of a notice of election to convert which may be printed on the reverse side of the certificates for the shares of Series B Preferred Stock). Unless the shares issuable on conversion are to be issued in the same name as the name in which such share of Series B Preferred Stock is registered, each certificate evidencing shares surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder or his duly authorized attorney, and by an amount in cash sufficient to pay any transfer or similar tax.

                       The holders of shares of Series B Preferred Stock at
            the close of business on a Quarterly Dividend Payment Date shall be entitled to receive any previously declared dividend payable on such shares on such date notwithstanding the Corporation's default in payment of the dividend due on such Quarterly Dividend Payment Date. Except as provided in Section (g)(2) and above in this Section (g)(3), and without limiting the effect of Section (g)(5)(b), the Corporation shall not be obligated to make any payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of Common Stock issued upon such conversion, payable in respect of any period before such conversion.

                       As promptly as practicable after the surrender of the
            certificates for shares of Series B Preferred Stock as provided above, the Corporation shall issue and shall deliver at the office of any transfer agent for the Common Stock to such holder, or on his written order, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion of such shares in accordance with the provisions of this Section (g), together with a certificate or certificates representing any shares of Series B Preferred Stock that are not to be converted but shall have constituted part of the shares of Series B Preferred Stock represented by the certificate or certificates so surrendered, and any fractional interest in respect of a share of Common Stock arising upon such conversion shall be settled as provided in Section (g)(4).

                       Each conversion shall be deemed to have been effected
            immediately prior to the close of business on the date on which the certificates for shares of Series B Preferred Stock shall have been surrendered and such notice received by the Corporation as provided above (or such later time as may be specified in such notice), and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby at such time on such date, and such conversion shall be at the Conversion Price in effect at such time on such date, unless the stock transfer books of the Corporation shall be closed on such date, in which event such person or persons shall be deemed to have become such holder or holders of record at the close of business on the next succeeding day on which such stock transfer books are open, but such conversion shall be at the Conversion Price in effect on the date upon which such shares shall have been surrendered and such notice received by the Corporation. All shares of Common Stock delivered upon conversion of the shares of Series B Preferred Stock will upon delivery be duly and validly issued and fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

                       (4) No fractional shares or scrip representing fractions of shares of Common Stock shall be issued upon conversion of shares of Series B Preferred Stock. Instead of any fractional interest in a share of Common Stock that would otherwise be deliverable upon the conversion of a share of Series B Preferred Stock, the Corporation shall pay to the holder of such share of Series B Preferred Stock an amount in cash (computed to the nearest cent, with one-half cent being rounded upward) equal to the Conversion Price multiplied by the fraction of a share of Common Stock represented by such fractional interest. If more than one share of Series B Preferred Stock shall be surrendered for conversion at one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate Conversion Price of the shares of Series B Preferred Stock so surrendered.

                       (5) The Conversion Price shall be adjusted (and the other actions specified herein shall be taken) from time to time as follows:

                             (a) In case the Corporation shall (x) pay a
                  dividend or make a distribution on the Common Stock in shares of Common Stock, (y) subdivide the outstanding Common Stock into a greater number of shares or (z) combine the outstanding Common Stock into a smaller number of shares, the Conversion Price shall be adjusted so that the holder of any share of Series B Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock of the Corporation that he would have been entitled to receive after the happening of any of the events described above had such share been converted immediately prior to the record date, in the case of a dividend, or the effective date, in the case of subdivision or combination. An adjustment made pursuant to this subparagraph (a) shall become effective immediately after the record date in the case of a dividend, and shall become effective immediately after the effective date, in the case of a subdivision or combination.

                             (b) In case the Corporation shall distribute to
                  holders of Common Stock generally any shares of capital stock of the Corporation (other than Common Stock) or evidences of its indebtedness or assets (excluding cash dividends or distributions paid from retained earnings or other legally permitted sources of the Corporation or dividends payable in Common Stock, but including any distribution of securities or other property pursuant to the Rights Agreement) or rights or warrants to subscribe for or purchase any of its securities including any rights issued at any time under the Rights Agreement (any of the foregoing being hereinafter in this subparagraph (b) called the "Securities"), then, in each such case, the Corporation shall make appropriate provisions to reserve an adequate amount of such Securities for distribution to the holders of the shares of Series B Preferred Stock upon the conversion of the shares of Series B Preferred Stock so that any such holder converting shares of Series B Preferred Stock will receive upon such conversion, in addition to the shares of Common Stock to which such holder is entitled, the amount and kind of such Securities that such holder would have received if such holder had, immediately prior to the record date for the distribution of the Securities or the event that required the distribution of the Securities, as the case may be, converted its shares of Series B Preferred Stock into Common Stock.

                             (c) Whenever the Conversion Price is adjusted as
                  herein provided, the Corporation shall prepare and retain at its principal office a certificate, signed by the Chairman of the Board, any Vice Chairman, the President, any Senior Vice President or any Vice President of the Corporation, setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment; provided, however, that the failure of the Corporation to prepare and retain such officer's certificate shall not invalidate any corporate action by the Corporation.

                       (6) Whenever the Conversion Price is adjusted as provided in subparagraph (c) of Section (g)(5), the Corporation shall cause to be mailed to each holder of shares of Series B Preferred Stock at his then registered address by first-class mail, postage prepaid, a notice of such adjustment of the Conversion Price setting forth such adjusted Conversion Price and the effective date of such adjusted Conversion Price; provided, however, that the failure of the Corporation to give such notice shall not invalidate any corporate action by the Corporation.

                       (7) The Corporation covenants that it will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued shares of Common Stock, for the purpose of effecting conversions of shares of Series B Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all outstanding shares of Series B Preferred Stock not theretofore converted. For purposes of this Section (g)(7), the number of shares of Common Stock that shall be deliverable upon the conversion of all outstanding shares of Series B Preferred Stock shall be computed as if at the time of computation all such outstanding shares were held by a single holder.

                       (8) The Corporation will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock on conversions of shares of Series B Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock in a name other than that of the holder of shares of Series B Preferred Stock to be converted and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

                       (9) Notwithstanding any other provision herein to the contrary, if any of the following events occur: (i) any reclassification or change of outstanding shares of Common Stock (other than a change in par value, or from par value to no par value or from no par value to par value, or as a result of subdivision or combination of the Common Stock), (ii) any consolidation, merger or combination of the Corporation with or into another corporation or a statutory share exchange as a result of which holders of Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, or
            (iii) any sale or conveyance of all or substantially all the properties and assets of the Corporation as, or substantially as, an entirety to any other entity as a result of which holders of Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, then appropriate provision shall be made so that the holder of each share of Series B Preferred Stock then outstanding shall have the right to convert such share into the kind and amount of shares of stock and other securities and property or assets that would have been receivable upon such reclassification, change, consolidation, merger, combination, exchange, sale or conveyance by a holder of the number of shares of Common Stock issuable upon conversion of such share of Series B Preferred Stock immediately prior to such reclassification, change, consolidation, merger, combination, exchange, sale or conveyance. If, in the case of any such consolidation, merger, combination, exchange, sale or conveyance, the stock or other securities and property receivable thereupon by a holder of shares of Common Stock includes shares of stock, securities or other property or assets (including cash) of an entity other than the successor or acquiring entity, as the case may be, in such consolidation, merger, combination, exchange, sale or conveyance, then the Corporation shall enter into an agreement with such other entity for the benefit of the holders of Series B Preferred Stock that shall contain such provisions to protect the interests of such holders as the Board of Directors of the Corporation shall reasonably consider necessary by reason of the foregoing.

                       (10) Upon any conversion of any shares of Series B Preferred Stock, the shares of Series B Preferred Stock so converted shall have the status of authorized and unissued shares of Preferred Stock, without designation as to series, until such shares are once more designated as part of a particular series by the Board of Directors of the Corporation.

                  (h)  Mandatory Conversion.  Except as provided in Section
            (g)(2), each share of Series B Preferred Stock shall be converted automatically into the number of shares of Common Stock determined as provided in Section (g)(1) immediately upon the conversion of shares of Series B Preferred Stock pursuant to such Section.

                  (i) Ranking. The Series B Preferred Stock shall rank on a parity with all other series of Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation.

                  (j) Series B Director. .1 So long as any share of Series B Preferred Stock remains outstanding, the Series B Preferred
            Stock, voting as a separate voting group, shall be entitled to elect one member of the Board of Directors of the Corporation. Such director (the "Series B Director") shall be in addition to the number of Directors of the Corporation otherwise prescribed by the Articles of Incorporation or bylaws. Such voting right of the holders of Series B Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph
            (2) of this Section 6(j) or at any annual meeting of shareholders, and thereafter at annual meetings of shareholders, (or by unanimous written consent in lieu of any such meeting) provided that such voting right at any such meeting may not be exercised unless the holders of ten percent (10%) in number of shares of Series B Preferred Stock outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock at any such meeting shall not affect the exercise by the holders of Series B Preferred Stock of such voting right.

                       .2    Unless the holders of Series B Preferred Stock
            shall have previously exercised their right to elect the Series B Director, the Board of Directors may order, or any holder or holders owning in the aggregate not less than ten percent (10%) of the total number of shares of Series B Preferred Stock outstanding, may request, the calling of a special meeting of the holders of Series B Preferred Stock for the purpose of electing the Series B Director, which meeting shall thereupon be called by the Chairman, President, a Vice-President or the Secretary of the Corporation. Notice of such meeting and of any annual meeting at which holders of Preferred Stock are entitled to vote pursuant to this Section 6(j) shall be given to each holder of record of Series B Preferred Stock by mailing a copy of such notice to him at his last address as the same appears on the books of the Corporation. Such meeting shall be called for a time not earlier than 10 days and not later than 60 days after such order or request. In the event such meeting is not called within 60 days after such order or request, such meeting may be called on similar notice by any holder or holders owning in the aggregate not less than ten percent (10%) of the total number of shares of Series B Preferred Stock outstanding. Notwithstanding the provisions of this 6(j), no such special meeting shall be called during the period within 60 days immediately preceding the date fixed for the next annual meeting of the holders.

                  Immediately upon the retirement (whether upon redemption,
            conversion or otherwise), of all outstanding shares of the Series B Preferred Stock, (x) the right of the holders of Preferred Stock, as a separate voting group, to elect a Director shall cease, (y) the term of the Series B Director shall terminate, and (z) the number of Directors shall be such number as may then be provided for in, or pursuant to, the Articles of Incorporation or bylaws.

                  (k) Amendment. The Articles of Incorporation shall not be further amended in any manner that would (i) amend this Section
            6 or (ii) adversely affect the preferences, rights or powers of Series B Preferred Stock without the affirmative vote of the holders of a majority of the outstanding shares of Series B Preferred Stock, if any, voting separately as one voting group.

                                          PART B.

                                       Common Stock.

            1. Voting Rights. The holders of Common Stock shall to the exclusion of the holders of Cumulative Preferred Stock have the sole and full power to vote for the election of directors and for all other purposes without limitation except only as otherwise provided under the applicable sections of these Articles of Incorporation or by any applicable provision of law.

            2. Dividends. Dividends may be declared and paid and distributions may be made on the Common Stock and shares of Common Stock may be purchased or otherwise acquired for value out of any funds of the Corporation legally available therefore without limit in any amount except as provided in the sections of these Articles of Incorporation applicable to cumulative preferred stock. The Corporation may hold or dispose of shares so purchased from time to time for its corporate purposes or may retire such shares as provided by law.

            3. Distribution of Assets. The holders of the Common Stock in the event of any dissolution, liquidation or winding up of the affairs of the Corporation shall be entitled to receive all assets of the Corporation remaining after satisfaction of the full preferential amounts to which holders of the Cumulative Preferred Stock are entitled under the provisions of these Articles of Incorporation, including rights conferred by any articles of serial designation.

                                          PART C.

                      Provisions Applicable to all Classes of Stock.

            1. Voting Rights. Each shareholder of record of shares of any class shall be entitled in any meeting of shareholders in which such shares are entitled to be voted to cast one (1) vote for each share of stock so held by such shareholder as shown by the stock books of the Corporation and may cast such vote in person or by proxy.

            2. Certain Required Votes. Except as expressly otherwise required by these Articles of Incorporation or by the Board of Directors acting pursuant to Subsection C of Section 13.1-707 of the Virginia Stock Corporation Act, the vote required to approve an amendment or restatement of these Articles that requires shareholder approval, other than an amendment or restatement that (i) amends or affects the shareholder vote required by the Virginia Stock Corporation Act to approve a merger, statutory share exchange, sale of all or substantially all of the Corporation's assets or the dissolution of the Corporation or (ii) amends or affects this Part C or Article IV of these Articles of Incorporation, shall be a majority of the votes entitled to be cast by each voting group that is entitled to vote on the matter.

            3. Preemptive Rights. No holder of shares of stock of the Corporation of any class shall have any preemptive right with respect to shares of that class of stock or of any other class of stock of the Corporation. Nothing contained herein shall, however, prevent the Board of Directors in its discretion without any action by the shareholders in connection with the issuance of any obligations or stock of the Corporation to grant rights or options for the purchase of shares of the Corporation, either preferred or common, or to provide for the conversion of shares of one class of stock of the Corporation into shares of another class having prior or superior rights and preferences as to dividends or distribution of assets upon liquidation.

                                        ARTICLE IV.

                  Number of Directors, Term of Office and Classification.

            The Board of Directors shall consist of three (3) directors or such greater number of directors as shall from time to time be fixed by the bylaws of the Corporation provided that in the event the holders of Cumulative Preferred Stock shall become entitled to and shall elect not to exceed two (2) additional directors as provided in Article III, Part A,
Section 4 above, such director or directors shall be in addition to the number of directors permitted and subsisting under this section and bylaws adopted pursuant hereto.

            Promptly after these restated Articles of Incorporation shall become effective, the directors shall be divided into three (3) classes, each class to be as nearly equal in number as possible. At the first annual meeting after the effective date of these restated Articles of Incorporation, the first class of directors shall be elected for a term of one (1) year, the second class for a term of two (2) years and the third class for a term of three (3) years. At each annual meeting after such classification, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting of the shareholders.

                                        ARTICLE V.

                          Limit on Liability and Indemnification


            1. Definitions. For purposes of this Article V, the following terms shall have the meanings indicated:

                  (a)  "applicant" means the person seeking
            indemnification pursuant to this Article V;

                  (b)  "expenses" includes counsel fees;

                  (c) "liability" means the obligation to pay a judgment, settlement, penalty, fine, including any excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding;

                  (d) "party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding; and

                  (e) "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal.

            2. Limitation of Liability. In any proceeding brought by a shareholder of the Corporation in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, no director or officer of the Corporation shall be liable to the Corporation or its shareholders for monetary damages with respect to any transaction, occurrence or course of conduct, whether prior or subsequent to the effective date of this
Article V, except for liability resulting from such person's having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

            3. Indemnification. The Corporation shall indemnify (i) any person who was or is a party to any proceeding, including a proceeding brought by a shareholder in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, by reason of the fact that he is or was a director or officer of the Corporation, and (ii) any director or officer who is or was serving at the request of the Corporation as a director, trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him in connection with such proceeding unless he engaged in willful misconduct or a knowing violation of the criminal law.
A person is considered to be serving an employee benefit plan at the Corporation's request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. The Board of Directors is hereby empowered, by a majority vote of a quorum of disinterested directors, to enter into a contract to indemnify any director or officer in respect of any proceedings arising from any act or omission, whether occurring before or after the execution of such contract.

            4. Application; Amendment. The provisions of this Article shall be applicable to all proceedings commenced after the adoption hereof by the shareholders of the Corporation, arising from any act or omission, whether occurring before or after such adoption. No amendment or repeal of this Article V shall have any effect on the rights provided under this
Article V with respect to any act or omission occurring prior to such amendment or repeal. The Corporation shall promptly take all such actions, and make all such determinations, as shall be necessary or appropriate to comply with its obligation to make any indemnity under this Article V and shall promptly pay or reimburse all reasonable expenses incurred by any director or officer in connection with such actions and determinations or proceedings of any kind arising therefrom.

            5. Termination of Proceeding. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the applicant did not meet the standard of conduct described in section 2 or 3 of this Article V.

            6. Determination of Availability. Any indemnification under this Article V (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the applicant is proper in the circumstances because he has met the applicable standard of conduct set forth in section 3 of this
Article V.

            The determination shall be made:

                  (a) By the Board of Directors by a majority vote of a quorum consisting of Directors not at the time parties to the proceeding;

                  (b)        If a quorum cannot be obtained under subsection
(a) of this section, by a majority vote of a committee duly designated by the Board of Directors (in which designation Directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

                  (c)        By special legal counsel:

                         (i)  Selected by the Board of Directors or its
committee in the manner prescribed in subsection (a) or (b) of this section; or

                         (ii)  If a quorum of the Board of Directors cannot be
obtained under subsection (a) of this section and a committee cannot be designated under subsection (b) of this section, selected by majority vote of the full Board of Directors, in which selection directors who are parties may participate;

                   (d) By the shareholders, but shares owned by or voted under the control of Directors who are at the time parties to the proceeding may not be voted on the determination. Any evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is appropriate, except that if the determination is made by special legal counsel, such evaluation as to reasonableness of expenses shall be made by those entitled under subsection
(c) of this section 6 to select counsel. Notwithstanding the foregoing, in the event there has been a change in the composition of a majority of the Board of Directors after the date of the alleged act or omission with respect to which indemnification is claimed, any determination as to indemnification and advancement of expenses with respect to any claim for indemnification made pursuant to this Article V shall be made by special legal counsel agreed upon by the Board of Directors and the applicant. If the Board of Directors and the applicant are unable to agree upon such special legal counsel, the Board of Directors and the applicant each shall select a nominee, and the nominees shall select such special legal counsel.

             7. Advances. (a) The Corporation shall pay for or reimburse the reasonable expenses incurred by any applicant who is a party to a proceeding in advance of final disposition of the proceeding or the making of any determination under section 3 of this Article V if the applicant furnishes the Corporation:

                         (i)  a written statement of his good faith belief
that he has met the standard of conduct described in section 3;  and

                         (ii)  a written undertaking, executed personally or
on his behalf, to repay the advance if it is ultimately determined that he did not meet such standard of conduct.

                   (b) The undertaking required by paragraph (ii) of subsection (a) of this section 7 shall be an unlimited general obligation of the applicant but need not be secured and may be accepted without reference to financial ability to make repayment.

                   (c) Authorizations of payments under this section shall be made by the persons specified in section 6 of this Article V.

             8. Indemnification of Others. The Board of Directors is hereby empowered, by majority vote of a quorum consisting of disinterested Directors, to cause the Corporation to indemnify or contract to indemnify any person not specified in section 2 or 3 of this Article V who was or is a party to any proceeding, by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the same extent as if such person were specified as one to whom indemnification is granted in section 3 of this Article V. The provisions of sections 4 through 7 of this Article V shall be applicable to any indemnification provided hereafter pursuant to this section 8.

             9. Insurance. The Corporation may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance with this Article V and may also procure insurance, in such amounts as the Board of Directors may determine, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against or incurred by him in any such capacity or arising from his status as such, whether or not the Corporation would have power to indemnify him against such liability under the provisions of this
Article V.

             10. Further Indemnity. Every reference herein to directors, officers, employees or agents shall include former directors, officers, employees and agents and their respective heirs, executors and administrators. The indemnification hereby provided and provided hereafter pursuant to the power conferred by this Article V on the Board of Directors shall not be exclusive of any other rights to which any person may be entitled, including any right under policies of insurance that may be purchased and maintained by the Corporation or others, with respect to claims, issues or matters in relation to which the Corporation would not have the power to indemnify such person under the provisions of this
Article V. Such rights shall not prevent or restrict the power of the Corporation to make or provide for any further indemnity, or provisions for determining entitlement to indemnity, pursuant to one or more indemnification agreements, bylaws, or other arrangements (including, without limitation, creation of trust funds or security interests funded by letters of credit or other means) approved by the Board of Directors (whether or not any of the directors of the Corporation shall be a party to or beneficiary of any such agreements, bylaws or arrangements); provided, however, that any provision of such agreements, bylaws or other arrangements shall not be effective if and to the extent that it is determined to be contrary to this Article V or applicable laws of the Commonwealth of Virginia.

             11. Severability. Each provision of this Article V shall be severable, and an adverse determination as to any such provision shall in no way affect the validity of any other provision.

                                                                     ANNEX V

                        [Letterhead of J.P. Morgan Securities Inc.]





April 6, 1994

The Board of Directors
Owens & Minor, Inc.
4800 Cox Road
Glen Allen, VA 23060

Attn:        Mr. Glenn J. Dozier
             Senior Vice President, Finance
             and Chief Financial Officer


Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to Owens & Minor, Inc. ("O&M") of the consideration to be paid by O&M Holding, Inc., formerly OMI Holding, Inc. ("O&M Holding"), a recently formed wholly-owned subsidiary of O&M, to the shareholders (the "SMI Shareholders") of Stuart Medical, Inc. ("SMI") with respect to the acquisition by O&M Holding from the SMI Shareholders of all of the issued and outstanding capital stock of SMI (the "SMI Exchange"). In connection with the SMI Exchange, each outstanding share of common stock of O&M will be exchanged for one share of common stock of O&M Holding (the "O&M Exchange" and, together with the SMI Exchange, the "Exchanges").

Pursuant to the Agreement of Exchange dated as of December 22, 1993, as amended and restated on March 31, 1994 (together with the exhibits thereto, the "Agreement") by and among O&M, O&M Holding, the SMI Shareholders and SMI, the SMI Shareholders will receive for SMI at the closing of the SMI
Exchange: (i) $40,200,000 in cash and (ii) subject to certain holdbacks, $115,000,000 in face amount of O&M Holding's 4 1/2% convertible voting preferred stock (the "O&M Holding Preferred Stock").

Please be advised that while certain provisions of the Exchanges are summarized above, the terms of the Exchanges are more fully described in the Agreement. As a result, the description of the Exchanges and certain other information contained herein is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference in the Agreement.

In arriving at our opinion, we have reviewed (i) the financial terms of the Agreement, including the financial terms of the O&M Holding Preferred Stock, and the financial terms of the acquisition by SMI of certain assets and liabilities of Midwest Hospital Supply Company, Inc. ("Midwest");
(ii) the proxy statement/prospectus of O&M and O&M Holding with respect to the Exchanges (the "Proxy Statement/Prospectus") in the form to be mailed to shareholders of O&M; (iii) certain information concerning the businesses of SMI and Midwest provided to J.P. Morgan by the managements of O&M and SMI and certain publicly available information concerning the businesses of certain other companies engaged in businesses we considered comparable in certain respects to SMI, and the reported market prices for certain other companies' securities deemed comparable in certain respects; (iv) publicly available terms of certain transactions involving companies we considered comparable in certain respects to SMI and the consideration paid for such companies; (v) current and historical market prices of the common stock of O&M; (vi) the audited financial statements of O&M for the fiscal years ended December 31, 1991, 1992 and 1993, the audited financial statements of SMI for the fiscal years ended April 30, 1991 and 1992, the eight-month period ended December 31, 1992 and the fiscal year ended December 31, 1993 and the unaudited financial statements of the commodity supply business of SMI for the eleven months ended November 30, 1993, and the audited financial statements of Midwest for the fiscal years ended December 31, 1991 and 1992; and (vii) certain internal financial analyses and forecasts prepared by O&M and SMI and their respective managements.

In addition, we have held discussions with certain members of the management of O&M and SMI with respect to certain aspects of the SMI Exchange, and the past and current business operations of O&M and SMI, the financial condition and future prospects and operations of O&M Holding, O&M and SMI, the effects of the SMI Exchange on the financial condition and future prospects of O&M Holding, O&M and SMI (including financial forecasts of the combined businesses of O&M, SMI and Midwest), and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In performing such analysis, we have used such valuation methodologies as we have deemed necessary or appropriate for the purposes of this opinion. Our view is based on (i) our consideration of the information O&M and SMI have supplied to us to date, (ii) our understanding of the financial terms of the Agreement, (iii) our understanding of the currently contemplated capital structure and the anticipated credit standing of O&M Holding and its subsidiaries upon consummation of the Exchanges, and (iv) an assumption that the Exchanges will be consummated within the time periods contemplated by the Agreement.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by O&M, SMI or the SMI Shareholders or otherwise reviewed by us. We have not verified the accuracy or completeness of any such information and we have not conducted any evaluation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. We did not make any physical inspection of the properties or assets of O&M, SMI or Midwest. In relying on financial analyses and forecasts provided to us, we have assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the managements of O&M and SMI as to the expected future results of operations and financial condition of O&M Holding, O&M and SMI.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

We are not expressing any opinion herein as to the price at which the common stock of O&M Holding will trade if and when issued or at any future time. Factors occurring after the date hereof may affect the value of the businesses of O&M Holding, O&M and SMI after consummation of the Exchanges, including but not limited to (i) changes in prevailing interest rates and other factors which generally influence the price of securities, (ii) adverse changes in the current capital markets, (iii) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of O&M Holding, O&M or SMI, and (iv) actions by or restrictions of federal, state or other governmental agencies or regulatory authorities, including recent health care reform proposals.

We have acted as financial advisor to O&M with respect to the proposed SMI Exchange and have received a fee from O&M for our services, which fee includes warrants for common stock of O&M ("Warrants"). We also will receive an additional fee if the proposed SMI Exchange is consummated, which additional fee also will include Warrants. Please be advised that we and our affiliates have provided financial advisory, investment banking and other services to companies in which certain of the SMI Shareholders and their affiliates have a significant interest, and have received fees for the rendering of such services.

In the ordinary course of business, we and our affiliates may actively trade the debt and equity securities of O&M and O&M Holding, for our or their own accounts, or for the accounts of customers, and accordingly, may at any time hold a long or short position in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid by O&M Holding in the proposed SMI Exchange is fair, from a financial point of view, to O&M.

This letter is provided solely for the benefit of the Board of Directors of O&M in connection with, and for the purposes of, their evaluation of the SMI Exchange, and is not on behalf of and shall not confer rights or remedies upon any other person other than the members of the Board of Directors of O&M or be used for any other purpose. This opinion may not be used or relied upon by, or disclosed, referred to or communicated by you (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This opinion may, however, be reproduced in full in any proxy statement mailed to stockholders of O&M to obtain approval of the Exchanges and in any related filings with Federal and state regulatory agencies and the New York Stock Exchange, but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential.


Very truly yours,

J.P. MORGAN SECURITIES INC.


By:   /s/ Eric Bjerkholt
             Name:  Eric H. Bjerkholt
             Title:   Vice President

                                                                        ANNEX VI


                              GLOSSARY OF CERTAIN TERMS


      Affiliate                   With respect to any person, any person that
                                  directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such person

      Affiliated Shareholder      A person owning 5% or more of any class of
                                  the outstanding capital stock of O&M

      Aggregate Cash              $40,200,000 in cash constituting part of the
      Consideration               SMI Exchange Consideration

      Agreement of Exchange       The Agreement of Exchange, dated as of
                                  December 22, 1993, as amended and restated on March 31, 1994, by and among SMI, O&M, O&M
                                  Holding and the SMI Shareholders

      Annual Meeting              The annual meeting of the O&M Shareholders to
                                  be held on May 10, 1994

      Baxter                      Baxter International, Inc.

      Broker Shares               Shares of O&M Common Stock held in street
                                  name

      Cash Election               See page 8 of the Proxy Statement/Prospectus

      Closing The conference held at 10:00 a.m. local time, on the date determined in accordance with Agreement of Exchange for purposes of confirming the waiver or satisfaction of the conditions to the Exchanges

      Compensation Committee      The Compensation & Benefits Committee of the
                                  O&M Board

      Cumulative Preferred Stock  10,000,000 shares of O&M Holding Cumulative
                                  Preferred Stock authorized by the O&M Holding Articles of Incorporation

      Directors Plan              Directors Compensation Plan of O&M

      Effective Time              The effective time of the SMI Articles of
                                  Exchange and the O&M Articles of Exchange

      Exchange Act                The Securities Exchange Act of 1934, as
                                  amended

      Exchanges                   The O&M Exchange and the SMI Exchange

      HSR Act                     The Hart-Scott-Rodino Antitrust Improvements
                                  Act of 1976

      J.P. Morgan                 J.P. Morgan Securities Inc.

      Junior Stock                Any class of stock of O&M Holding ranking
                                  junior (either as to dividends or upon
                                  liquidation, dissolution or winding up) to the O&M Holding Series B Preferred Stock

      KPMG                        KPMG Peat Marwick

      Midwest                     Midwest Hospital Supply Company, Inc.

      Named Executive Officers    O&M's Chief Executive Officer and its four
                                  other most highly compensated executive
                                  officers

      NYSE                        New York Stock Exchange

      O&M                         Owens & Minor, Inc., a Virginia corporation

      O&M Articles of Exchange    The Articles of Exchange to be filed by O&M
                                  with the SCC

      O&M Articles of             The Amended and Restated Articles of
      Incorporation               Incorporation of O&M

      O&M Board                   The Board of Directors of O&M

      O&M Common Stock            The Common Stock of O&M, $2.00 par value per
                                  share

      O&M Exchange                The exchange of each outstanding share of O&M
                                  Common Stock for one share of O&M Holding
                                  Common Stock pursuant to the O&M Plan of Exchange

      O&M Holding                 O&M Holding, Inc., formerly OMI Holding,
                                  Inc., a Virginia corporation

      O&M Holding Articles of     The Amended and Restated Articles of
      Incorporation               Incorporation of O&M Holding that will be in
                                  effect at the Effective Time in the form attached hereto as Annex IV

      O&M Holding Board           The Board of Directors of O&M Holding

      O&M Holding Capital Stock   The capital stock of O&M Holding

      O&M Holding Common Stock    The Common Stock of O&M Holding, $2.00 par
                                  value per share

      O&M Holding Rights          The O&M Rights Agreement, as amended as of
      Agreement                   the Effective Time, to provide, among other
                                  things, for O&M Holdings' assumption of the O&M Rights Agreement

      O&M Plan of Exchange        The plan of exchange with respect to the O&M
                                  Exchange

      O&M Rights Agreement        Rights Agreement of O&M dated as of June 22,
                                  1988, as amended

      O&M Series A Preferred      O&M Series A Preferred Stock, $10 par value
      Stock                       per share, having the rights of designations
                                  set forth in the O&M Articles

      O&M Shareholders            The holders of O&M Common Stock

      Opinion of J.P. Morgan      See Page (viii) of the Proxy
                                  Statement/Prospectus

      PBCL                        The Pennsylvania Business Corporation Law

      Parties                     O&M, O&M Holding, SMI and the SMI
                                  Shareholders

      Pennsylvania Department of  Department of State of the Commonwealth of
      State                       Pennsylvania

      Pension Plan                O&M Pension Plan

      Permitted Transferees       See Page 12 of the Proxy Statement/Prospectus

      Plans of Exchange           The O&M Plan of Exchange and the SMI Plan of
                                  Exchange

      Preferred Conversion Ratio  Rate of which O&M Holding Series B Preferred
                                  Stock is converted into O&M Holding Common
                                  Stock

      Proposal 1                  Approval of the transactions contemplated by
                                  the Agreement of Exchange, including the O&M
                                  Plan of Exchange

      Proposal 2                  Election of three directors to the O&M Board
                                  to serve until the 1997 Annual Meeting of O&M
                                  Shareholders and one member to the O&M Board to serve until the 1996 Annual Meeting of O&M
                                  Shareholders

      Proposal 3                  Ratification of the appointment of KPMG as
                                  Independent Accountants of O&M

      Proxy Statement/Prospectus  This proxy statement of O&M distributed in connection with the Annual Meeting pursuant to the Exchange Act and the prospectus of O&M Holding distributed in connection with the O&M Exchange pursuant to the Securities Act

      Record Date                 March 14, 1994

      Registration Rights         Registration Rights Agreement to be entered
      Agreement                   into by O&M Holding and the SMI Shareholders

      Registration Rights Period  Period of seven years after the Effective
                                  Time

      Registration Statement      Registration Statement on Form S-4 filed by
                                  O&M Holding Common Stock with respect to
                                  20,448,000 shares of O&M Holding Common Stock and related Rights to be issued pursuant to the O&M Plan of Exchange

      Rights O&M Holding Series A Preferred Stock Purchase Rights to be issued pursuant to the O&M Holding Rights Agreement

      SCC                         Commonwealth of Virginia State Corporation
                                  Commission

      SEC                         The Securities and Exchange Commission

      Securities Act              The Securities Act of 1933, as amended

      Series A Preferred Stock    O&M Holding Series A Preferred Stock, $100
                                  par value per share, having the rights and designations set forth in the O&M Holding
                                  Articles of Incorporation

      Series B Preferred Stock    O&M Holding Series B Preferred Stock, $100
                                  par value per share, having the rights and designations substantially as set forth in the O&M Holding Articles of Incorporation

      Series B Preferred Stock    The member elected to the O&M Holding Board
      Director                    by the holders of the O&M Holding Series B
                                  Preferred Stock

      SERP                        O&M Supplemental Executive Retirement Plan

      Severance Agreement         Severance Agreements authorized by O&M Board
                                  in 1989 with certain officers of O&M

      SFC                         Stuart's Funding Corporation, an affiliate of
                                  SMI

      SMI                         Stuart Medical, Inc., a Pennsylvania
                                  corporation

      SMI Articles of Exchange    The Articles of Exchange to be filed by SMI
                                  with the Pennsylvania Department of State with respect to the SMI Plan of Exchange

      SMI Common Stock            The Common Stock of SMI, $.0025 par value per
                                  share

      SMI Exchange                The exchange of all outstanding shares of SMI
                                  Common Stock for the SMI Exchange
                                  Consideration pursuant to the SMI Plan of Exchange

      SMI Exchange Consideration  1,150,000 shares of Series B Preferred Stock and $40,200,000 in cash, adjusted for shares of SMI Common Stock as to which dissenters' rights are perfected, to be received by the holders of SMI Common Stock in exchange for all the outstanding shares of SMI Common Stock pursuant to the SMI Plan of Exchange

      SMI Plan of Exchange        The plan of exchange with respect to the SMI
                                  Exchange

      SMI Shareholders            The holders of SMI Common Stock who executed
                                  the Agreement of Exchange, specifically Elsie
                                  H. Hillman and C. G. Grefenstette, Trustees under the Henry L. Hillman Trust under agreement of trust dated November 18, 1985, Juliet Lea Hillman Simonds, Audrey Hillman
                                  Fisher, Henry L. Hillman, Jr., William T.
                                  Hillman, Howard B. Hillman and Tatnall L.
                                  Hillman

      SMI Shareholders' Nominee   Nominee to the O&M Holding Board proposed by
                                  the SMI Shareholders that is reasonably
                                  acceptable to the O&M Holding Board

      VHA                         Voluntary Hospitals of America, Inc.

      VSCA                        Virginia Stock Corporation Act

                                  PART II
                  INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Directors and Officers.

     The Virginia Stock Corporation Act permits, and the Restated Articles of Incorporation of O&M Holding, Inc. ("O&M Holding") to be adopted immediately prior to the O&M Exchange (the "Restated Articles") will require, indemnification of O&M Holding's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Under sections 13.1-697 and 13.1-704 of the Virginia Stock Corporation Act, a Virginia corporation generally is authorized to indemnify its directors and officers in civil or criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. The Restated Articles will require indemnification of directors and officers with respect to certain liabilities, expenses, and other amounts imposed upon them by reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of the criminal law. In addition, O&M Holding carries insurance on behalf of directors and officers which may cover liabilities under the Securities Act. Also, section 13.1-692.1 of the Virginia Stock Corporation Act permits a Virginia corporation to limit or totally eliminate the liability of a director or officer in a shareholder or derivative proceeding. The Restated Articles will provide that no damages may be assessed against a director or officer of O&M Holding in a shareholder or derivative proceeding except for willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

Item 21.  Exhibits and Financial Statement Schedules

(a)  Exhibits

     2.1       Agreement of Exchange (included as Exhibit III to the Proxy
               Statement/Prospectus (schedules omitted -- O&M Holding
               agrees to furnish a copy of any schedule to the Securities and Exchange Commission upon request))
     2.2       O&M Plan of Exchange (included as Exhibit I to the Proxy
               Statement/Prospectus)
     2.3       SMI Plan of Exchange (included as Exhibit II to the Proxy
               Statement/Prospectus)
     3.1       Articles of Incorporation (filed herewith)
     3.2       Form of Restated Articles of Incorporation (included as
               Exhibit IV to the Proxy Statement/Prospectus)
     3.3       Bylaws (filed herewith)
     5         Opinion of Drew St. J. Carneal, Esquire (filed herewith)
     23.1      Consent of Drew St. J. Carneal, Esquire (included in Exhibit 5)
     23.2      Consent of KPMG Peat Marwick (filed herewith)
     23.3      Consent of Ernst & Young (filed herewith)
     25        Powers of Attorney (included on signature page)

(b)  Financial Statement Schedules - Included in Part II of this
Registration Statement

     Independent Auditors' Report of KPMG Peat Marwick
     VIII - Valuation and Qualifying Accounts
     IX - Short-Term and Revolving Credit Borrowings

     All other schedules are omitted because the information described therein is not applicable, not required or is furnished in the financial statements or notes thereto.

Item 22.  Undertakings

     (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Henrico, Commonwealth of Virginia, on April 4, 1994.

                                 O&M HOLDING, INC.


                                 By   /s/ G. Gilmer Minor, III
                                    G. Gilmer Minor, III
                                    President


                            POWERS OF ATTORNEY

     Each of the undersigned hereby constitutes and appoints Drew St. J. Carneal, his true and lawful attorney-in-fact, for him and in his name, place and stead, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to cause the same to be filed with the Securities and Exchange Commission, hereby granting to said attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite or desirable to be done in and about the premises as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorney-in-fact may do or cause to be done by virtue of these presents.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on April 4, 1994.



                                     /s/ G. Gilmer Minor, III
                                   G. Gilmer Minor, III
                                   Director and President
                                   (Principal Executive Officer)


                                     /s/ Glenn J. Dozier
                                   Glenn J. Dozier
                                   Treasurer
                                   (Principal Financial Officer and
                                   Principal Accounting Officer)

                     INDEPENDENT AUDITORS' REPORT ON
                      FINANCIAL STATEMENT SCHEDULES




The Board of Directors and Stockholders
Owens & Minor, Inc.:

Under date of February 4, 1994, we reported on the consolidated balance sheets of Owens & Minor, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993, which are included in the proxy statement/prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules in the proxy statement/prospectus. The financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 10 to the consolidated financial statements, as of January 1, 1993, the Company changed its method of accounting for income taxes.


                                 KPMG PEAT MARWICK


Richmond, Virginia
February 4, 1994

                                                                   Schedule VIII


                      OWENS & MINOR, INC. AND SUBSIDIARIES

                        Valuation and Qualifying Accounts
                                 (In thousands)


                         Balance at  Additions
                          beginning  charged to                Balance at
                             of      costs and                   end of
Description                 year     expenses    Deductions*      year
- -----------              ---------   --------    ---------     ----------
Allowance for doubtful
 accounts deducted from
 accounts and notes
 receivable in the
 Consolidated
 Balance Sheets

 December 31, 1993         $4,442     $  497     $  261         $4,678

 December 31, 1992         $4,514     $1,351     $1,423         $4,442

 December 31, 1991         $3,671     $1,506     $  663         $4,514

* Uncollectible accounts written off.

                                                     Schedule IX

                      OWENS & MINOR, INC. AND SUBSIDIARIES

                   Short-Term and Revolving Credit Borrowings
                             (Dollars in thousands)

                                                                               Weighted
                                          Weighted                             average
                                          average    Maximum      Average      interest
                                          interest    amount       amount       rate
               Category of      Balance     rate    outstanding  outstanding   during
Year Ended     short-term       at end     at end     during       during      the year
December 31,   borrowings       of year    of year  the year      the year     (Note A)
- ------------   ----------       -------   --------  -----------  -----------    --------
 1993             Bank          $37,000     3.5 %   $65,300        $23,300        3.8%
 1992             Bank          $     0       0 %   $58,600        $ 8,413        5.9%

 1991             Bank          $39,400     5.0 %   $63,100        $36,449        6.5%

NOTE A: Calculations are based on daily average amounts outstanding and include commitment fees on the revolving line of credit.

                                             EXHIBIT INDEX

       Exhibit                                                        Sequential
       Number                                                           Page No.

       2.1 Agreement of Exchange (included as Exhibit III to the Proxy Statement/Prospectus (schedules omitted -- O&M Holding agrees to furnish a copy of any schedule to the Securities and Exchange Commission upon request))

       2.2 O&M Plan of Exchange (included as Exhibit I to the Proxy Statement/Prospectus)

       2.3 SMI Plan of Exchange (included as Exhibit II to the Proxy Statement/Prospectus)

       3.1             Articles of Incorporation (filed herewith)

       3.2             Form of Restated Articles of Incorporation
                       (included as Exhibit IV to the Proxy
                       Statement/Prospectus)

       3.3             Bylaws (filed herewith)

       5 Opinion of Drew St. J. Carneal, Esquire (filed herewith)

       23.1            Consent of Drew St. J. Carneal, Esquire
                       (included in Exhibit 5)

       23.2            Consent of KPMG Peat Marwick (filed herewith)

       23.3            Consent of Ernst & Young (filed herewith)

       25              Powers of Attorney (included on signature page)

******************************************************************************
                                   APPENDIX

On page (ix) of the Proxy Statement/Prospectus is a map of the United States showing the locations of:

a) The O&M Corporate Office
b) The O&M Medical/Surgical Division Offices
c) The O&M CDC's
d) The O&M Depot
e) The O&M Combination Medical/Surgical and Wholesale Drug Division Office
f) The Stuart Division Offices
g) The Stuart Breakpoints